As filed with the Securities and Exchange Commission on July 1, 2011

Registration No. 333-174248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Digital Domain Media Group, Inc.

(Exact name of registrant as specified in its charter)

Florida	7812	27-0449505
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification Number)

8881 South US Highway One
Port St. Lucie, FL 34952
(772) 345-8000

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John C. Textor
Digital Domain Media Group, Inc.
8881 South US Highway One
Port St. Lucie, FL 34952
(772) 345-8000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications to:

D. Thomas Triggs, Esq. Brian A. Sullivan, Esq. Owen M. Lewis, Esq. Sullivan & Triggs, LLP 1230 Montana Avenue, Suite 201 Santa Monica, California 90403-5987 (310) 451-8300	James W. McKenzie, Jr., Esq. Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103-2921 (215) 963-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated             , 2011

PROSPECTUS

       Shares

Common Stock

This is an initial public offering of common stock of Digital Domain Media Group, Inc. We are offering         shares of our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We expect that the initial offering price per share will be between $      and $      . The market price of the shares after the offering may be higher or lower than the offering price.

We expect to apply to list our common stock on the New York Stock Exchange under the symbol “DDMG.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this Prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Digital Domain Media Group, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to an additional         shares from us on the same terms and conditions as set forth above if the underwriters sell more than         shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital, on behalf of the underwriters, expects to deliver the shares on or about         , 2011.

Sole Book-Running Manager	Joint Lead Manager
Barclays Capital	Janney Montgomery Scott

Prospectus dated           , 2011

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

For investors outside the United States: neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Prospectus Summary

This summary highlights information included elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Consolidated Financial Statements and the notes thereto and the Financial Statements of In-Three, Inc. and the notes thereto, before making a decision to invest in shares of our common stock. Unless otherwise noted or the context otherwise requires, the terms “company,” “we,” “us” and “our” refer to Digital Domain Media Group, Inc., a Florida corporation, and its consolidated subsidiaries.

Our Business and Growth Strategy

We are an award-winning digital production company. Since our inception in 1993, we have been a leading provider of computer-generated (“CG”) animation and digital visual effects (“VFX”) for major motion picture studios and advertisers. The innovation and creativity of our company, work and employees have been recognized with numerous entertainment industry awards and nominations, including seven awards issued by the Academy of Motion Picture Arts and Sciences — three Academy Awards® for Best Visual Effects and four awards for Scientific and Technical Achievement. Our filmography of over 80 major motion pictures includes Thor, TRON: Legacy, the Transformers trilogy, The Curious Case of Benjamin Button, Apollo 13 and Titanic. Our digital production capabilities include the creation of CG animated content, performance capture, the conversion of two-dimensional (“2D”) imagery into three-dimensional (“3D”) imagery and CG visual effects such as fluid simulation, terrain generation and photorealistic animation.

Driven by increasing consumer demand, VFX, including 3D content, have become a more critical component of major Hollywood films and digital advertising. Movie studios and advertisers are also attracted by the economic efficiency of VFX relative to live-action projects. As a result, VFX budgets for films and advertising campaigns have grown substantially in recent years.

Our creative talent, processes and technologies, and our relationships with major motion picture studios, filmmakers and advertisers, have enabled us to become a leader in the industry and to benefit from the recent growth in the VFX market. In 2010, revenues from our VFX business were $101.9 million, an increase of 60% from 2009, with operating income from our VFX business in 2010 of $17.2 million, an increase of 410% from 2009. For the first quarter of 2011, revenues from our VFX business were $37.9 million, an increase of 111% from the first quarter of 2010, with operating income from our VFX business in the first quarter of 2011 of $6.5 million, an increase of 300% from the first quarter of 2010. We expect to continue to benefit from the growth of the VFX market as well as our initiatives summarized below:

Expand Our Participation in the Production Process and Ownership of Live-Action Feature Films.  As a key partner to major film studios and leading filmmakers, we are playing an increasingly important role in the creation and development of live-action films, which we believe present us with opportunities to selectively co-produce large scale live-action feature films. Co-production opportunities allow us to invest in the film’s overall production budget, while playing a role in the production of digital content and integrated advertising campaigns. Such opportunities may enhance our overall profit potential from VFX projects through economic participation in the film’s profits, as well as the long-term value of our business due to ownership of the film’s intellectual property, including ancillary revenue streams. We recently entered into a co-production agreement with Oddlot Entertainment for financing and production of the film Ender’s Game, based on the popular science-fiction novel of the same name.

Create, Develop and Produce Original CG Animated Films.  We believe that our creative and technological expertise in high-quality visual effects and CG animation enables us to enter the market for animated feature films, targeting global audiences of all ages. We have established Tradition Studios, our own animated film studio, assembled an experienced creative team and currently have multiple animated feature films in development.

Capitalize on the Growing Demand for 3D Content.  Increasing consumer and exhibitor appetite for 3D films and television content has resulted in demand for new, high quality 3D content, as well as the conversion into 3D of existing film and TV libraries originally created in 2D. We expect that our patented proprietary technology for the creation and conversion of 3D images will allow us to take advantage of the growth in this market. Our recent and ongoing 3D conversion projects, for which we converted a portion of each feature film from 2D into 3D imagery, include Transformers 3: Dark of the Moon, The Smurfs, Alice in Wonderland and G-Force.

Grow Our Education Business.  Responding to increasing demand for professionals trained in state-of-the-art CG effects, and leveraging our reputation in the VFX and digital media markets, we have established a partnership with The Florida State University (“FSU”) to launch the Digital Domain Institute (“DDI”), a for-profit post-secondary educational institution. We believe DDI is a first of its kind public-private educational partnership providing students with an opportunity to graduate with a fully accredited four-year Bachelor of Fine Arts degree while obtaining hands-on industry training. We expect classes at DDI to commence in the spring of 2012.

Our revenues were $105.2 million for the year ended December 31, 2010 and $38.6 million for the three months ended March 31, 2011 (unaudited). Because we have been investing in our growth initiatives discussed above, including the reinvestment of operating profits generated by our VFX business, our net loss before non-controlling interests was $45.2 million for the year ended December 31, 2010 and $38.9 million for the three months ended March 31, 2011 (unaudited). We intend to use approximately $12.0 million of the proceeds of the offering described in this prospectus to repay outstanding indebtedness to our commercial bank lender.

Our Competitive Strengths

We believe the following strengths provide us with substantial competitive advantages:

Established Track Record in the Entertainment Industry.  Our reputation as a leading digital production company stems from our innovation in digital production and CG animation and the key role we have played in some of the most commercially successful motion pictures and innovative television commercials. To date, we have provided a significant amount of the visual effects for films that have grossed over $16 billion in worldwide box office revenues. Our work and employees have been recognized with seven awards issued by the Academy of Motion Picture Arts and Sciences and three additional nominations, four British Academy of Film and Television Arts (“BAFTA”) Awards and numerous other television, music and film industry awards.

Established Relationships with Major Studios, Leading Filmmakers and Advertisers.  Since our inception in 1993, we have worked on multiple projects with each of the six major U.S. motion picture studios and with many of the entertainment industry’s leading directors and producers. We believe that these long-standing relationships will continue to provide us with early access to large-scale, VFX-driven and animated feature film projects. A significant number of our projects are with directors and producers with whom we have worked in the past. We also produce commercial advertising campaigns for many Fortune 500 companies, and through this work maintain long-standing relationships with leading advertising agencies and corporate advertisers.

State-of-the-Art Proprietary Technologies and Patent Portfolio.  Through our VFX, animation and digital production capabilities and technologies, we create what we believe to be some of the most stunning digital imagery today. Our proprietary technologies and patents encompass processes for the generation of 3D imagery, performance capture, and CG animated visual effects such as fluid simulation, terrain generation and photorealistic CG animation.

Creative and Experienced Talent.  Our team includes many producers, directors, effects supervisors and digital artists who we consider to be among the most talented and experienced in the industry.

Full-Service and Cost-Effective Digital Production Infrastructure.  Our scale and network of production facilities allow us to take advantage of high-quality labor with lower operating costs and, in some cases, industry-specific tax incentives. This approach allows us to provide cost-effective digital production solutions for our motion picture and advertising clients as well as for our own animation studio, from concept to completion.

Corporate Information

We were incorporated in the State of Florida on January 7, 2009. We own, among other things, approximately 78.2% of the issued and outstanding capital stock of Digital Domain (formerly, Wyndcrest DD Holdings, Inc.) and its wholly-owned subsidiary Digital Domain Productions, Inc. (formerly, Digital Domain, Inc.), which has been operating since 1993. Our executive offices are located at Digital Domain Media Group, Inc., 8881 South US Highway One, Port St. Lucie, Florida 34952, and our telephone number is (772) 345-8000. Our Internet address is www.ddmg.co. Information contained on our website is not a part of this prospectus.

Digital Domain® is a registered trademark in the United States. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Corporate Chart of Our Material Operating Subsidiaries

The Offering

Common stock offered by Digital Domain Media Group, Inc.
Shares
Common stock to be outstanding after the offering
Shares
Use of proceeds
We estimate that net proceeds to us from this offering will be approximately $ million, after deducting the underwriters’ discounts and commissions and other expenses of this offering, based on an assumed offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus. We will use approximately $12.0 million of the net proceeds from this offering to repay the outstanding indebtedness to our commercial bank lender. We intend to use the remaining proceeds to facilitate our growth strategy and for working capital and general corporate purposes. See “Use of Proceeds.”
Proposed symbol
“DDMG”
Risk factors
See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

The number of shares of our common stock that will be outstanding after this offering is based on 15,885,271 shares of common stock outstanding as of June 30, 2011 and excludes:

•	3,474,657 shares of our common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.65 per share;
•	3,939,489 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.01 per share;
•	1,525,343 shares of our common stock reserved for issuance in connection with future grants of options and restricted stock under our 2010 Stock Plan;
•	1,116,344 shares of our common stock issuable upon the exercise of outstanding warrants with an exercise price of $9.63 per share;
•	202,500 shares of our common stock issuable upon the exercise of outstanding warrants with an exercise price of $8.03 per share;
•	5,421,358 shares of our common stock issuable upon the conversion of our convertible notes;
•	6,527,023 shares of our common stock issuable upon the conversion of our Series A Preferred Stock, which is issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.01 per share; and
•	21,999 shares of our common stock reserved for issuance to purchasers in a private placement conducted by us in 2010 at $6.00 per share.

If these options, warrants and conversion rights were to be exercised, additional shares would become available for sale upon the expiration of any applicable lock-up period.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase shares of our common stock from us in this offering to cover over-allotments.

Summary Historical Consolidated and Pro Forma Financial Information

The following table contains summary historical consolidated and other financial information regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Financial Information,” and our Consolidated Financial Statements and the notes thereto, included elsewhere in this prospectus.

On October 15, 2009, Digital Domain Media Group, Inc. acquired a majority ownership stake in the issued and outstanding capital stock of Digital Domain. We refer to ourselves as the Predecessor for all periods prior to our acquisition of such majority ownership stake in Digital Domain. We refer to ourselves as the Successor for all periods following our acquisition of such majority ownership stake in Digital Domain. As a result of Digital Domain Media Group, Inc.’s acquisition of a majority ownership stake, the transaction was accounted for as an acquisition, and Digital Domain’s condensed consolidated financial statement results have been included in Digital Domain Media Group, Inc.’s condensed consolidated financial statements as of September 30, 2009 for reporting purposes. The differences in the assets and operations at Digital Domain between September 30, 2009 and October 15, 2009 are not material.

Our consolidated statements of operations information for the year ended December 31, 2010 (Successor), the period from January 7, 2009 (the inception date) to December 31, 2009 (Successor), the nine months ended September 30, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor), and our consolidated balance sheet information as of December 31, 2010 and 2009 (Successor) are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. For the Successor, these audited consolidated financial statements include only nominal income statement activity for the period from the inception date through September 30, 2009 except for $3.4 million in Grant revenues from governmental agencies. We derived our consolidated balance sheet information as of September 30, 2009 (Predecessor) and December 31, 2008 (Predecessor) from our audited consolidated financial statements which are not included elsewhere in this prospectus. Our unaudited consolidated results of operations information for the three months ended March 31, 2011 and 2010 and our consolidated balance sheet information as of March 31, 2011 and 2010 have been derived from our internal unaudited financial statements and contain all adjustments we believe are necessary for a fair presentation of such data.

The following table also presents summary pro forma statement of operations information for the year ended December 31, 2010 and for the three months ended March 31, 2010 and assumes our acquisition of In-Three, Inc. (“In-Three”) occurred on January 1, 2010. “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus provides additional detail regarding the historical results of In-Three, the pro forma adjustments and the pro forma results. The pro forma statement of operations information is not necessarily indicative of future results of operations or the results that might have occurred if our acquisition of In-Three had occurred on January 1, 2010. We cannot assure you that assumptions used in the preparation of the pro forma statement of operations information will prove to be correct.

The financial statements included in this prospectus may not reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Predecessor		Successor		Successor		Pro Forma
	For the Year Ended December 31, 2008	For the Nine Months Ended September 30, 2009	For the Period January 7 (the inception date) through December 31, 2009	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2011	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2010
(In Thousands, Except Share and Per Share Data)
Consolidated Statements of Operations Data:			(1)		(Unaudited)	(Unaudited)	(Unaudited)(2)	(Unaudited)(2)
Revenues:
Revenues	$85,140	$48,360	$15,582	$101,859	$17,944	$37,904	$102,735	$18,785
Grant revenues from governmental agencies	—	—	6,800	3,340	1,584	653	3,340	1,584
Total revenues	85,140	48,360	22,382	105,199	19,528	38,557	106,075	20,369
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	80,335	44,554	11,964	83,894	15,220	30,922	84,735	16,061
Depreciation expense	6,278	5,157	1,436	7,349	1,644	2,870	7,414	1,685
Selling, general and administrative expenses	23,085	10,929	5,172	25,479	4,251	10,849	30,250	5,570
Amortization of intangible assets	—	—	734	2,935	734	863	3,451	863
Total costs and expenses	109,698	60,640	19,306	119,657	21,849	45,504	125,850	24,179
Operating (loss) income	(24,558)	(12,280)	3,076	(14,458)	(2,321)	(6,947)	(19,775)	(3,810)
Other income (expense):
Interest and investment income	1,102	—	—	—	—	—	—	—
Interest and financing expenses:
Changes related to fair value of warrant and other debt-related liabilities	12,824	(11,932)	(296)	(24,321)	(1,998)	(28,965)	(24,321)	(1,998)
Amortization of discount and issuance costs on notes payable	(1,062)	(599)	(644)	(3,633)	(308)	(3,013)	(3,633)	(308)
Loss on debt extinguishment	—	(6,311)	—	—	—	—	—	—
Interest expense on notes payable	(1,540)	(1,971)	(530)	(2,790)	(635)	(731)	(4,342)	(1,008)
Interest expense, other	(112)	(223)	—	(245)	(48)	(89)	(245)	(48)
Adjustment of held interest in business combination	—	—	3,528	—	—	—	—	—
Other income (expense), net	424	108	122	254	40	1,067	(299)	(78)
(Loss) income from continuing operations before income taxes	(12,922)	(33,208)	5,256	(45,193)	(5,270)	(38,678)	(52,615)	(7,250)
Income tax provision	—	—	—	25	7	250	25	7
(Loss) income from continuing operations	(12,922)	(33,208)	5,256	(45,218)	(5,277)	(38,928)	(52,640)	(7,257)
Loss from discontinued operations – net of tax	(2,269)	(2,429)	—	—	—	—	—	—
Gain from sale of discontinued operations – net of tax	—	9,241	—	—	—	—	—	—
Net (loss) income before non-controlling interests	(15,191)	(26,396)	5,256	(45,218)	(5,277)	(38,928)	(52,640)	(7,257)
Net (income) loss attributable to non-controlling interests	—	—	2,703	2,747	2,313	(197)	2,747	2,313
Net (loss) income attributable to Digital Domain Media Group, Inc.	(15,191)	(26,396)	7,959	(42,471)	(2,964)	(39,125)	(49,893)	(4,944)
Preferred stockholders accretion, deemed dividends, and income participation	(80)	(889)	—	—	—	—	—	—
Net (loss) income attributable to common stockholders	$(15,271)	$(27,285)	$7,959	$(42,471)	$(2,964)	$(39,125)	$(49,893)	$(4,944)
Weighted average shares outstanding:
Basic	12,953,049	13,109,267	12,226,107	12,372,357	12,226,107	14,184,609	12,750,237	12,649,394
Diluted	12,953,049	13,109,267	12,769,928	12,372,357	12,226,107	14,184,609	12,750,237	12,649,394
Net (loss) income per share:
Basic	$(1.18)	$(2.08)	$0.65	$(3.43)	$(0.24)	$(2.76)	$(3.91)	(0.39)
Diluted	$(1.18)	$(2.08)	$0.62	$(3.43)	$(0.24)	$(2.77)	$(3.91)	(0.39)
Other Non-GAAP Financial Data:
Adjusted EBITDA(3)	$(7,129)	$(3,125)	$6,783	$3,322	$1,310	$2,696	$(1,414)	(9)

	Predecessor		Successor		Successor		Pro Forma
	For the Year Ended December 31, 2008	For the Nine Months Ended September 30, 2009	For the Period January 7 (the inception date) through December 31, 2009	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2011	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2010
(In Thousands, Except Share and Per Share Data)
Consolidated Statements of Operations Data:			(1)		(Unaudited)	(Unaudited)	(Unaudited)(2)	(Unaudited)(2)
Results by Segment:
Revenues:
Feature Films	$62,407	$41,557	$12,973	$82,652	$7,089	$31,605	$83,528	$14,056
Commercials	21,537	6,803	2,609	19,207	4,729	6,299	19,207	4,729
Animation	1,196	—	—	—	—	—	—	—
Corporate	—	—	6,800	3,340	7,710	653	3,340	1,584
Operating income (loss):
Feature Films	2,440	2,708	3,118	13,692	2,935	5,374	13,727	1,990
Commercials	2,496	206	252	3,496	1,856	1,155	3,496	(357)
Animation	(1,346)	(34)	—	(48)	—	—	(48)	—
Corporate	(28,148)	(15,160)	(294)	(31,598)	(7,112)	(13,476)	(36,950)	(5,443)
Consolidated Balance Sheet Information (as of period end):
Cash and cash equivalents	$3,298	$1,863	$5,058	$11,986	$7,395	$6,293
Cash, held in trust	—	—	—	31,219	—	16,686
Working capital	(22,478)	(20,563)	(19,552)	4,596	(21,622)	(6,725)
Total assets	35,387	25,586	87,155	166,720	90,726	175,794
Government bond obligation	—	—	—	38,961	—	38,485
Warrant and other debt-related liabilities	2,112	14,834	9,796	49,733	10,225	78,698
Convertible and other notes payable, net	11,982	10,864	17,064	9,358	18,878	11,267
Preferred stock:
Series A preferred stock	426	—	—	—	—	—
Total stockholders’ equity (deficit)	(2,268)	(26,781)	30,819	(3,746)	26,944	(20,966)

(1)	The company was formed on January 7, 2009 — see “Notes to the Consolidated Financial Statements included elsewhere in this prospectus.”
(2)	See “Unaudited Pro Forma Financial Information” for more information regarding pro forma results.
(3)	See “— Non-GAAP Financial Measure and Reconciliation” below for a reconciliation of Adjusted EBITDA to net (loss) income before non-controlling interests for each of the periods presented.

The following table presents a summary of our unaudited balance sheet as of March 31, 2011:

(In Thousands)	Historical March 31, 2011	Pro Forma Adjustments		Pro Forma
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$6,293	$2,000	(1)	$7,280
		1,987	(2)
		(4,000	)(3)
		(5,000	)(4)
		4,000	(5)
		2,000	(6)
Working capital	(6,725)	7,987	(7)	1,262
Deferred debt issue costs – net	4,466	13	(2)	4,479
Total assets	175,794	1,000	(8)	176,794
Accounts payable	18,191	(4,000	)(3)	14,191
Warrant and other debt-related liabilities – current portion	10,974	(5,000	)(4)	5,974
Deferred grant revenue from governmental agencies	10,776	4,000	(5)	16,776
		2,000	(6)
Notes payable – net (current portion)	500	2,000	(1)	2,500
Convertible notes payable – net (long-term)	2,792	—	(2)	2,792
Warrant and other debt-related liabilities (long-term)	67,724	3,618	(2)	71,342
Total stockholders’ deficit	(20,966)	(1,618	)(2)	(22,584)

(1)	In May 2011, we obtained a short-term loan for equipment financing from a private equity fund (“Palm Beach Capital Fund 3”).
(2)	In April 2011, Palm Beach Capital Fund 3 exercised its option to invest the final $2.0 million from the remaining capacity of the Company's Junior Debt agreements. Palm Beach Capital Fund 3 received additional warrants for this debt expansion in accordance with the Junior Debt agreement. The additional warrants were recorded at their fair value of $3.6 million as warrant liabilities. Of this amount, $2.0 million was recorded as a debt discount. Therefore, there was no net effect on long-term convertible notes payable for this transaction. The remaining $1.6 million was recognized as interest expense, which increased the accumulated deficit (see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus).
(3)	The Company paid off amounts owed for equipment purchased in February 2011.
(4)	In April 2011, we exercised our option to purchase the Series B Warrants (see Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus).
(5)	We received the remaining funding under our grant from the State of Florida aggregating $4.0 million (see Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus).
(6)	In May 2011, we received $2.0 million of grant proceeds in accordance with the WPB Building and Land Grant (see Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus).
(7)	The increase in working capital is as follows:

Net increase in cash and cash equivalents	$987
Decrease in accounts payable (see (3) above)	4,000
Decrease in warrant liabilities – current portion (see (4) above)	5,000
Increase in notes payable – net (current portion) (see (1) above)	(2,000)
Net increase in working capital	$7,987
(8)	Increase in total assets is as follows:

Net increase in cash and cash equivalents	$987
Increase in deferred debt issue costs - net (see (2) above)	13
Total increase in total assets	$1,000

Pro Forma Results of Operations

See “Unaudited Pro Forma Financial Information” for more detailed information regarding pro forma results of operations.

On November 22, 2010, we acquired substantially all of the tangible and intangible assets of In-Three, Inc., a Nevada corporation (“In-Three”). The results of operations of In-Three have been included in our consolidated financial statements since that date.

In-Three was purchased for 423,287 shares of our Common Stock, plus contingent consideration in the form of royalty payments as follows: payment of the contingent consideration will continue until the earlier to occur of the fifth anniversary of the closing date of the acquisition or the date on which the sum of the contingent consideration paid and the value of such shares exceeds $22.0 million. If on the fifth anniversary of the closing date of the acquisition, the sum of the contingent consideration paid and the value of such shares does not exceed $22.0 million, then the contingent consideration will continue until such time as we have paid $12.0 million in royalties. In addition, we paid $0.9 million for certain assets of In-Three. In accordance with FASC ASC Topic 805, this transaction was accounted for under the purchase method of accounting.

The following tables set forth our results of operations for the fiscal year ended December 31, 2010 and the three months ended March 31, 2010 as if we had acquired the assets of In-Three as of January 1, 2010.

	Successor	In-Three				Pro Forma
(In Thousands, Except Share and Per Share Data)	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2010	October 1, 2010 through November 22, 2010	Adjustments		For the Year Ended December 31, 2010
Condensed Consolidated Statements of Operations Data:		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Revenues:	$105,199	$846	$30	$—		$106,075
Costs and expenses	119,657	5,232	570	391	(1)(2)	125,850
Operating income (loss)	(14,458)	(4,386)	(540)	(391)		(19,775)
Interest expense	(30,989)	(1,151)	(401)	—		(32,541)
Other (expense) income	254	(553)	—	—		(299)
Income (loss) from continuing operations before income taxes	(45,193)	(6,090)	(941)	(391)		(52,615)
Income tax provision	25	—	—	—		25
Net income (loss) before non-controlling interest	(45,218)	(6,090)	(941)	(391)		(52,640)
Net loss attributable to non-controlling interest	2,747	—	—	—		2,747
Net income (loss) attributable to common stockholders	$(42,471)	$(6,090)	$(941)	$(391)		$(49,893)
Weighted average shares outstanding:
Basic	12,372,357			377,880	(3)	12,750,237
Diluted	12,372,357			377,880	(3)	12,750,237
Net income per share attributable to Digital Domain Media Group, Inc.
Basic	$(3.43)					$(3.91)
Diluted	$(3.43)					$(3.91)
Other Financial Data:
Adjusted EBITDA	$3,322	$(4,244)	$(492)	$—		$(1,414)

	Successor	In-Three			Pro Forma
(In Thousands, Except Share and Per Share Data)	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2010	Adjustments		For the Three Months Ended March 31, 2010
Condensed Consolidated Statements of Operations Data:	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Revenues:	$19,528	$841	$—		$20,369
Cost and expenses	21,849	2,191	139	(1)(2)	24,179
Operating income (loss)	(2,321)	(1,350)	(139)		(3,810)
Interest expense	(2,989)	(373)	—		(3,362)
Other (expense) income	40	(118)	—		(78)
Income (loss) from continuing operations before income taxes	(5,270)	(1,841)	(139)		(7,250)
Income tax provision	7	—	—		7
Net income (loss) before non-controlling interest	(5,277)	(1,841)	(139)		(7,257)
Net loss attributable to non-controlling interest	2,313	—	—		2,313
Net income (loss) attributable to common stockholders	$(2,964)	$(1,841)	$(139)		$(4,944)
Weighted average shares outstanding:
Basic	12,226,107		423,287	(3)	12,649,394
Diluted	12,226,107		423,287	(3)	12,649,394
Net income per share attributable to Digital Domain Media Group, Inc.
Basic	$(0.24)				$(0.39)
Diluted	$(0.24)				$(0.39)
Other Financial Data:
Adjusted EBITDA	$1,310	$(1,319)	$—		$(9)

(1)	Depreciation of fixed assets acquired in the acquisition of In-Three on November 22, 2010 as if the acquisition had been consummated on January 1, 2010.
(2)	Amortization of intangible assets with finite lives acquired in the acquisition of In-Three on November 22, 2010 as if the acquisition had been consummated on January 1, 2010.
(3)	Basic and diluted weighted average share count is adjusted to reflect the impact of the issuance of 0.4 million shares of Common Stock issued in connection with the acquisition of In-Three.

Non-GAAP Financial Measure and Reconciliation

To provide investors and others with additional information regarding our financial results, we have disclosed in the table below and within this prospectus the following non-GAAP financial measure: Adjusted EBITDA. We have provided a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure. Our non-GAAP Adjusted EBITDA financial measure differs from GAAP in that it excludes certain expenses such as depreciation, amortization, stock-based compensation, and certain non-cash purchase accounting adjustments, as well as the financial impact of gains or losses on certain asset sales and dispositions. Adjusted EBITDA is frequently used by security analysts, investors and others as a common financial measure of operating performance.

We use this non-GAAP financial measure to measure our consolidated operating performance, to understand and compare operating results from period to period, to analyze growth trends, to assist in internal budgeting and forecasting purposes, to develop short and long term operational plans, to calculate annual bonus payments for substantially all of our employees, and to evaluate our financial performance. Management believes this non-GAAP financial measure reflects our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated revenue and operating results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income before non-controlling interests for each of the periods presented:

	Predecessor		Successor		Successor		Pro Forma
(In Thousands)	For the Year Ended December 31, 2008	For the Nine Months Ended September 30, 2009	For the Period January 7 (the inception date) through December 31, 2009	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2011	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2010

					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income before non-controlling interests	$(15,191)	$(26,396)	$5,256	$(45,218)	$(5,277)	$(38,928)	$(52,640)	$(7,257)
Add back (reverse) charges (income) pertaining to:
Gain from sale of discontinued operations – net of tax	—	(9,241)	—	—	—	—	—	—
Loss from discontinued operations – net of tax	2,269	2,429	—	—	—	—	—	—
Loss on Extinguishment of Debt	—	6,311	—	—	—	—	—	—
Share-based compensation	1,769	843	285	1,852	352	4,409	1,852	352
Income tax provision	—	—	—	25	7	250	25	7
Interest expense, net	2,714	2,793	1,174	6,668	991	3,833	8,220	1,364
Gain on adjustment of investment to fair value	(1,102)	—	—	—	—	—	—	—
Depreciation expense	6,278	5,157	1,436	7,349	1,644	2,870	7,414	1,685
Amortization of intangible assets	84	46	734	2,935	734	863	3,451	863
Change in fair value of warrant liabilities	(12,824)	11,932	296	24,321	1,998	28,965	24,321	1,998
Acquisition related non-cash adjustments	—	—	1,130	3,018	861	—	3,018	861
Adjustment of held interest in business combination	—	—	(3,528)	—	—	—	—	—
Other EBITDA Addbacks:
Direct Form S-1 expenses	3,994	—	—	—	—	—	—	—
Discontinued management compensation	452	—	—	—	—	—	—	—
Loss from Discontinued operations – net of tax	2,397	928	—	—	—	434	—	—
Other expenses	2,031	2,073	—	2,372	—	—	2,925	118
Adjusted EBITDA	$(7,129)	$(3,125)	$6,783	$3,322	$1,310	$2,696	$(1,414)	$(9)

While we believe that this non-GAAP financial measure provides useful supplemental information, there are limitations associated with the use of this non-GAAP financial measure. This non-GAAP financial measure is not prepared in accordance with GAAP, does not reflect a comprehensive system of accounting and may not be completely comparable to similarly titled measures of other companies due to potential differences in the exact method of calculation between companies. Items that are excluded from our non-GAAP financial measure can have a material impact on net earnings. As a result, this non-GAAP financial measure should not be considered in isolation from, or as a substitute for, net earnings, cash flow from operations or other measures of performance prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of this non-GAAP financial measure to its most comparable GAAP financial measure above.

Risk Factors

This offering and an investment in our Common Stock involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our Common Stock. If any of the following risks and uncertainties develop into actual events, our business, results of operations and financial condition could be adversely affected. In those cases, the trading price of our Common Stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

The visual effects and animation industry is highly competitive and if we are unable to compete successfully, our business will be harmed.

The VFX industry is an intensely competitive sector of the entertainment industry. Multiple entities, including VFX companies, digital content production companies and animation studios often bid to provide VFX services for the same feature film or cross platform advertising projects, and certain of these entities have greater financial, creative and managerial resources than we do. In addition, large major motion picture studios have developed or acquired the capability to provide such services in house. Moreover, we believe foreign competitors and competitors with operations or subcontractors in countries such as South Korea, China and India may become an increasing source of competition, due largely to their access to low-cost, high-skilled labor.

The full-length, animated feature films industry, which is another intensely competitive sector of the entertainment industry, includes Disney / Pixar, DreamWorks and a number of other studios and independent film production companies. We expect the competition from other animated films to intensify as movie studios continue to develop the capability to internally produce CG imagery. Continuing technological advances may also significantly reduce barriers to entry and decrease the production time for animated films, resulting in further competition.

If we are unable to compete successfully against current or future competitors in the visual effects or animation industry, our revenues, margins and market share could be adversely affected, any of which could significantly harm our business.

We are seeking to take on increasingly more substantial roles in the creation, production and marketing of digital content both for feature films and advertising, and may not be able to accomplish this growth.

A key feature of our growth strategy is to grow the portion of our business in which we participate in the creation, production and marketing of feature films and advertising. Doing so presents significant challenges and subjects our business to significant risks. For example, we face substantial competition in these areas, and do not have as extensive a history of operating in these areas as some of our competitors. If we are unsuccessful in increasing the portion of our business that is devoted to the creation, production and marketing of feature films and advertising, our ability to grow our business could be significantly limited.

Our success depends on certain key personnel.

Our performance to date has been and will continue to be largely dependent on the talents, efforts and performance of our senior management and key technical personnel, particularly John C. Textor, Jonathan F. Teaford, Cliff A. Plumer and Ed J. Ulbrich, who generally have significant experience with our company and substantial relationships and reputations within the entertainment industry. Our executive officers and top production executives have entered or will enter into employment and noncompetition agreements. However, while it is customary in the entertainment industry to use employment agreements as a method of retaining the services of key personnel, these agreements do not guarantee us the continued services of such employees. In addition, we have not entered into employment agreements with most of our key creative, technical and engineering personnel. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on projects and could have an adverse impact on our client and industry relationships, our business, operating results or financial condition.

We rely on highly skilled and qualified personnel, and if we are unable to continue to attract and retain such qualified personnel it will adversely affect our businesses.

Our success depends to a significant extent on our ability to identify, attract, hire, train and retain qualified creative, technical and managerial personnel. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify as film studios build or expand in-house visual effects and animation capabilities. We often hire individuals on a project-by-project basis, and individuals who work on one or more projects for us may not be available to work on future projects. If we have difficulty identifying, attracting, hiring, training and retaining such qualified personnel, or incur significant costs in order to do so, our business and financial results could be negatively impacted.

Our operating results may fluctuate significantly, which may cause the market price of our Common Stock to decrease significantly.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. As a result of these fluctuations, financial planning and forecasting may be more difficult and comparisons of our operating results on a period-to-period basis may not necessarily be meaningful. Accordingly, you should not rely on our annual and quarterly results of operations as any indication of future performance. Each of the risk factors described in this “— Risks Related to Our Business” section, and the following factors, may affect our operating results:

•	our ability to continue to attract clients for our services and products;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;
•	our focus on long-term goals over short-term results;
•	the results of our investments in high risk projects, such as film co-production projects;
•	general economic conditions and those economic conditions specific to our industries;
•	changes in business cycles that affect the markets in which we sell our products and services; and
•	geopolitical events such as war, threat of war or terrorist actions.

In response to these fluctuations, the market price of our Common Stock could decrease significantly in spite of our operating performance. In addition, our business has historically been cyclical and seasonal in nature, reflecting overall economic conditions as well as client budgeting and buying patterns in the advertising and entertainment industries generally. The cyclicality and seasonality in our business could become more pronounced and may cause our operating results to fluctuate more widely.

We have a history of losses and may continue to suffer losses in the future.

We have a history of losses. We incurred a net loss before non-controlling interests for the year ended December 31, 2010 of $45.2 million. A substantial portion of the expenses in this period was due to non-cash charges for such items as depreciation and amortization, charges related to fair values of warrants and other debt-related liabilities and stock-based compensation expense. Absent these non-cash charges, we incurred a net loss of $2.8 million for the year ended December 31, 2010. If we cannot become profitable, our financial condition will deteriorate, and we may be unable to achieve our business objectives.

We intend to co-produce or invest in feature film projects, which involve substantial financial risk.

As part of our growth strategy, we may co-produce or invest in feature film projects that require a substantial capital investment. We cannot predict the financial success of any such project because the revenue derived from the distribution of a motion picture depends primarily upon its acceptance by the public, which cannot be accurately predicted. The financial success of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, piracy and unauthorized copying and distribution of feature films, general economic conditions, and other tangible and intangible factors, none of which can be predicted with certainty.

We expect to co-produce or invest in a limited number of such projects per year as part of our growth strategy. However, we have not yet co-produced a feature film and may never do so. In addition, the commercial failure of just one co-production project could have a material adverse effect on our results of operations, both in the year of release and in future years.

We may not be able to implement our strategies of entering into the film production business effectively or at all.

Our growth strategy depends on our ability to successfully develop visual effects-driven and animated feature films by leveraging the talents of our key artistic personnel, their experience with visual effects and animation production and our proprietary technology. As a company, however, we have not invested capital in the production or distribution of feature films. Entry into the film production business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in the film production business with respect to VFX-driven films, animated films, or both. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses.

Our successful entry into the film production business faces various risks and challenges, including:

•	the success of our film production business will be primarily dependent on audience acceptance of our films, which is extremely difficult to predict;
•	only a relatively few “hit” films account for a significant portion of total revenue in the film industry and any failure by us to produce “hit” films could cause revenue generated from our proposed film production business to fall below expectations;
•	the production and marketing of visual effects-driven and animated films is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;
•	delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;
•	the entrance of additional film studios into the visual effects-driven and animated film market, which may result in increased competition for visual effects-driven and animated film audiences and for talented computer graphics animators and technical staff;
•	the costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films;
•	film production is subject to seasonal variations based on the timing of theatrical motion picture and home entertainment releases and a short-term negative impact on our business during a time of high seasonal demand (such as might result from a natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases) could have a disproportionate effect on our results for the year;
•	a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our proposed film production activities;
•	we have no experience producing or releasing feature films and the strain on our personnel from the effort required to produce such feature films and the time required for creative development of future feature films may hinder our ability to consistently release visual effects-driven and animated feature films; and
•	the profitable distribution of a motion picture depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters and any decision by those distributors not to distribute or promote one of the motion pictures which we may produce or to promote competitors’ motion pictures to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed film production business.

We may not be able to achieve the planned scale or pace of growth in our animation feature film studio business.

The projected revenues and success of our animation feature film studio business are substantially dependent on achieving large-scale growth over a short period of time and we may be unable to achieve this anticipated scale or pace of growth. We have limited experience operating an animation studio and developing and producing full-length, animated feature films, and our animation business has not generated and currently does not generate any revenues, each of which makes it challenging to evaluate the prospects of our animation business and design and implement our animation business model. In addition, animated films typically take longer to produce than live-action films, increasing the uncertainties inherent in their production and distribution. We are in the process of constructing our animation studio, which we presently anticipate will be completed in December 2011; any delays in meeting our construction schedule, which we cannot predict, would negatively impact the pace and scale of the growth of our animation business. Because of these uncertainties and risks, we cannot provide any assurances that we will be able to achieve the scale or pace of growth as planned, and furthermore, any period of rapid growth could place a significant strain on our resources and increase demands on our management, our information and reporting systems and our internal controls over financial reporting. Any such failures to achieve or effectively manage the anticipated growth of our animation business could adversely affect this and our other businesses, as well as our results of operations and financial condition.

A substantial part of our business relies upon the success and popularity of motion picture entertainment containing 3D imagery. If other forms of entertainment prove to be more attractive to consumers than 3D motion pictures, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of 3D motion pictures, both animated and otherwise. If other forms of motion pictures, or other entertainment with which 3D motion pictures compete for consumers’ leisure time and disposable income, such as conventional motion pictures, television, concerts, amusement parks and sporting events, become more popular than 3D motion pictures, our business and operating results could be harmed.

Acquisitions we pursue in our industry and related industries could result in operating difficulties, dilution to our shareholders and other consequences harmful to our business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

•	increased expenses due to transaction and integration costs;
•	potential liabilities of the acquired businesses;
•	potential adverse tax and accounting effects of the acquisitions;
•	diversion of capital and other resources from our existing businesses;
•	diversion of our management’s attention during the acquisition process and any transition periods;
•	loss of key employees of the acquired businesses following the acquisition; and
•	inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our Common Stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Interruption or failure of our information technology systems could impair our ability to effectively and timely provide our services and products, which could damage our reputation and have an adverse impact on our operating results.

Our future success is significantly dependent on our ability to provide visual effects services that consistently meet our client’s product development schedules. We rely on our software applications, hardware and other information technology and communications systems for the development and provision of our visual effects services and will depend on such technologies for production of our animated feature films. Our systems are vulnerable to damage or interruption from earthquakes, hurricanes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses or other attempts to harm our systems, and similar events. Our facilities are located in areas with a high risk of major earthquakes and hurricanes and are also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at our Venice or Playa Vista, California facilities, our Vancouver, British Columbia facilities, or our Port St. Lucie, Florida facilities could result in lengthy interruptions in our projects and our ability to deliver services. An error or defect in the software, a failure in the hardware, and a failure of our backup facilities could delay our delivery of products and services and could result in significantly increased production costs, hinder our ability to retain and attract clients and damage our brand if clients believe we are unreliable. Given our reliance on our industry relationships, it could also result in a decrease in our revenues and otherwise adversely affect our business and operating results.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general, and the visual effects and animation segments thereof in particular, are rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. Furthermore, because we are required to provide advanced digital imagery products to continue to win business we must ensure that our production environment integrates the latest tools and techniques developed in the industry. This requires us to either develop these capabilities by upgrading our own proprietary software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects.

Our revenue may be adversely affected if we fail to protect our proprietary technology or fail to enhance or develop new technology.

We depend on our proprietary technology to develop and produce certain of our products and provide certain of our services. With respect to our proprietary technology, we own six patents registered with the United States Patent and Trademark Office (“USPTO”), have filed eight current applications for patents with the USPTO, and plan to file additional applications in the future. We also rely on a combination of copyright and trade secret protection and non-disclosure agreements to establish and protect our proprietary rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

We generally enter into non-disclosure or license agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, technology and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our software, technology and other proprietary information, without authorization, or to develop similar or superior technology independently. The steps we take may not prevent misappropriation of our technology, and our non-disclosure and license agreements may not be enforceable.

In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have an adverse effect on our business and/or our operating results.

Third-party technology licenses may not continue to be available to us in the future.

We also rely on certain technology that we license from third parties, including software that is integrated and used with internally developed software. These third-party technology licenses may not in the future be available to us on commercially reasonable terms, or at all. The loss of any of these technology licenses could result in delays in performance of work until we identify, license and integrate equivalent technology, and we may not be able to identify, license or integrate any such equivalent technology in a timely manner or at all. Any resulting delays in our performance could damage our reputation and result in a decrease in our revenues during the period of delay, either of which could materially adversely affect our business, operating results and/or financial condition.

Others may assert intellectual property infringement claims against us.

Companies in the visual effects and animation segment of the entertainment industry are subject to the possibility of claims that their products, services or techniques misappropriate or infringe the intellectual property rights of third parties. Infringement or misappropriation claims (or claims for indemnification resulting from such claims) against us may be asserted or prosecuted, regardless of their merit, and any such assertions or prosecutions may adversely affect our business and/or our operating results. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources relating to the defense of such claims, which could have an adverse effect on our business and/or our operating results. If any claims or actions are asserted against us, we may seek to obtain a license of a third-party’s intellectual property rights; however, under such circumstances such a license may not be available on reasonable terms or at all.

Motion picture piracy may affect our ability to maximize our revenues.

Motion picture piracy is extensive in many parts of the world, including South America, Asia (including South Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Export Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced motion pictures; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of feature films, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

We could be adversely affected by strikes or other union job actions.

Our visual effects and animation projects generally utilize actors, directors, and writers who are members of the Screen Actors Guild, Directors Guild of America, and Writers Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. Many projects also employ members of a number of other unions, including, among others, the International Alliance of Theatrical and Stage Employees. A strike by one or more of the unions or guilds that provide personnel essential to the production of our projects could delay or halt our ongoing production activities, which could materially adversely affect our business, operating results and/or financial condition.

Our feature films segment depends on revenues from certain significant relationships, and harm to or loss of these relationships could harm our business.

Historically, we have derived a significant portion of our revenues from a limited number of customers to whom we have provided digital production services on large feature film projects. These customers generally have been major U.S. motion picture studios and such large projects usually extend from six to 18 months. For each of at least the past two years, greater than 25% of our consolidated revenues from this segment has been attributed to a single motion picture studio. During the period from the inception date to December 31, 2009 and the year ended 2010, contracts with two major studios for work in connection with feature films accounted in aggregate for approximately 58% and 88%, respectively, of our revenues for those periods. Significant customers over the last few years have included Walt Disney Pictures, Columbia Pictures, Paramount Pictures, 20th Century Fox, Universal Pictures, New Regency Productions and Warner Bros. Pictures. We expect that in the future we will continue to enter into contracts with customers who have historically represented a significant concentration of our revenues from this segment. If such contracts were terminated, our revenues from this segment and net income could significantly decline. Our future success depends on our ability to maintain and further existing relationships with significant customers, as well as develop relationships potential new customers.

Any adverse change in our relationship with any of the major motion picture studios or other of our principal customers could have an adverse effect on our business. Although we are attempting to expand our customer base, we expect that our customer concentration will not change significantly in the near future. The markets for visual effects services are dominated by a relatively small number of customers. We may not be able to retain our largest customers or attract additional customers, and our customers may not require or purchase services in the same quantities as in prior years. The loss of one or more of our largest customers, a significant reduction in revenues from these customers or our inability to successfully develop relationships with additional customers each could significantly harm our business.

Film production incentives and subsidies offered by foreign countries and states where we do not have operations, or our failure to continue to enjoy such incentives and subsidies offered by foreign countries and states where we do have operations, could affect our ability to secure work on visual effects and animation projects.

Production incentives and subsidies for feature film production are widely used throughout the industry and are important in helping film studios and production companies to offset production costs. Many countries and states have programs designed to attract feature film production. Incentives and subsidies are used to reduce feature film production costs and such incentives and subsidies take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits As a result, film studios and production companies may send their visual effects and animation work to companies in foreign countries and states where we do not have operations in order to take advantage of the incentives and subsidies offered in such places. In addition, we may enjoy film production incentives and subsidies offered by foreign countries (e.g., Canada) or states where we do have operations which may not be available in the future. Any diminution in our ability to secure work on visual effects and animation projects due to such incentives and subsidies could have a material adverse effect on our business, operating results or financial condition.

If we do not continue to receive governmental grant funding, primarily from the State of Florida and the Cities of West Palm Beach and Port St. Lucie, Florida, or otherwise fail to meet the target thresholds for continued grant funding, it may adversely affect our operations.

Grants from third parties, primarily the State of Florida and the Cities of West Palm Beach and Port St. Lucie, Florida, have been and will continue to be an important source of funding for the construction and establishment of our digital studio in Florida. These grants are generally structured to be funded over a three- to five-year period and require that we meet specified target thresholds with respect to business initiation, capital investment and job creation in order to receive the scheduled disbursements. In particular, in order to receive our complete grant funding, without penalty, from the State of Florida and the City of Port St. Lucie, we will be required, by December 31, 2014, to have, among other things, (i) created since our inception at least 500 new jobs in the State of Florida, each with an average annual wage of at least $64,233, and (ii) invested, with development partners, at least $50,000,000 in the State of Florida. If the applicable agencies or authorities controlling the disbursements of such grants determine that we have not met such thresholds or are otherwise no longer qualified to received continued grant funding, the loss of this funding or any subsequent obligation to repay any such funding could adversely impact the growth of our business, which may, in turn, adversely affect our operating results or financial condition.

The inability to successfully manage the growth of our business may have an adverse effect on our operating results.

We expect to experience growth in the number of employees and the scope of our operations. Such growth will result in increased responsibilities for our management. If our management is unable to successfully manage expenses in a manner that allows us to both improve operations and at the same time pursue potential market opportunities, the growth of our business could be adversely impacted, which may, in turn, negatively affect our operating results or financial condition. In addition, we believe that a critical contributor to our success has been our creative culture. As we attempt to grow and alter our business to focus increasingly on the creation, production and marketing of visual imagery, and as we experience change in response to the requirements of being a public company, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our future success.

If we fail to comply with the extensive regulatory requirements for our proposed education business, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

As a provider of higher education, DDI will be subject to extensive regulation on both the federal and state levels. In particular, the Higher Education Act of 1965, as amended (the “Higher Education Act”), and related regulations subject higher education institutions that participate in the various federal student financial aid programs under Title IV of the Higher Education Act (“Title IV programs”) to significant regulatory scrutiny.

The Higher Education Act mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the federal government through the U.S. Department of Education (the “Department of Education”); (2) the accrediting agencies recognized by the U.S. Secretary of Education (“Secretary of Education”) and (3) state education regulatory bodies.

The regulations, standards and policies of these regulatory agencies frequently change, and changes in, or new interpretations of, applicable laws, regulations, standards or policies could have a material adverse effect on our accreditation, authorization to operate in various states, permissible activities, receipt of funds under Title IV programs or costs of doing business.

Because DDI will be operating in a highly regulated industry, we will be subject to compliance reviews and claims of non-compliance and related lawsuits by government agencies, accrediting agencies and third parties. For example, the Department of Education regularly conducts program reviews of educational institutions that are participating in Title IV programs and the Office of Inspector General of the Department of Education regularly conducts audits and investigations of such institutions.

If we are found to be in noncompliance with any of these laws, regulations, standards or policies, we could lose our access to Title IV program funds, which could have a material adverse effect on our business. Findings of noncompliance also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, restrictions on our access to Title IV program funds or other censure that could have a material adverse effect on our business.

If we fail to obtain or maintain accreditation for DDI, we would lose our ability to participate in Title IV programs.

Institutional accreditation by an accrediting agency recognized by the Secretary of Education is required in order for an institution to become and remain eligible to participate in Title IV programs. Increased scrutiny of accreditors by the Secretary of Education in connection with the Department of Education’s recognition process may result in increased scrutiny of institutions by accreditors. Our failure to obtain accreditation or the loss of accreditation would, among other things, render DDI ineligible to participate in Title IV programs and would have a material adverse effect on our education business.

The success of our education business depends on our ability to develop new programs in a cost-effective manner on a timely basis, develop awareness among potential students and enroll and retain students.

The success of our education business depends in part on our ability to create the content of our academic programs and develop these new programs in a cost-effective manner that meets the needs of prospective students in a timely manner. Building awareness of DDI and the programs we plan to offer is critical to our ability to attract prospective students. If we are unable to successfully market and advertise DDI’s educational programs, our ability to attract and enroll prospective students in such programs could be adversely affected. It is also critical to DDI’s success that we attract and enroll our students in a cost-effective manner and that enrolled students remain active in our programs.

Changes in U.S., regional or global economic conditions could adversely affect our profitability.

A decline in economic conditions in the United States or in other regions of the world could lead to a decrease in discretionary consumer spending, which in turn could adversely affect demand for feature films and box office revenue. In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from entertainment products such as feature films. Such events could cause a decrease in the demand for both the visual effects and animation services we offer as well as for the feature films we propose to produce, either of which would have an adverse effect on our profitability and operating results.

Risks Related to this Offering and Ownership of Our Common Stock

Our common stock has not been publicly traded, and we expect that the price of our Common Stock will fluctuate substantially.

Before this offering, there has been no public market for shares of our Common Stock. An active public trading market may not develop after the consummation of this offering or, if developed, may not be sustained. The price of the shares of Common Stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the Common Stock after this offering will be affected by a number of factors, some of which are beyond our control, including those described above under “— Risk Related to Our Business” and the following:

•	announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;
•	changes in financial estimates by analysts;
•	variations in quarterly operating results;
•	general economic conditions;
•	terrorist acts;
•	litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;
•	future sales of our Common Stock; and
•	investor perception of us and the industries in which we operate.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of companies in our industries. These broad market and industry factors may materially reduce the market price of our Common Stock, regardless of our operating performance.

Securities analysts may not initiate coverage of our Common Stock or may issue negative reports, and this may have a negative impact on the market price of our Common Stock.

Securities analysts may elect not to provide research coverage of our Common Stock after the consummation of this offering. If securities analysts do not cover our Common Stock after the consummation of this offering, the lack of research coverage may adversely affect the market price of our Common Stock.

The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our Common Stock. This could have a negative effect on the market price of our stock.

A limited number of our shareholders will continue to own a large percentage of our stock after this offering, which will allow them to exercise significant influence over matters subject to shareholder approval.

After this offering, our executive officers, directors and their affiliated entities will beneficially own or control approximately         % of the outstanding shares of our Common Stock         % if the underwriters exercise their over-allotment option in full. Accordingly, these executive officers, directors and their affiliated entities, acting as a group, will have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of stock ownership may adversely affect the trading price of our Common Stock due to investors’ perception that conflicts of interest may exist or arise.

We do not intend to pay dividends on our Common Stock in the foreseeable future.

We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes. Any payment of future cash dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Investors must rely on sales of their shares of our Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase shares of our Common Stock.

Some provisions of our charter documents and Florida law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders.

Prior to the consummation of the offering, we will file amended and restated articles of incorporation with the Secretary of State of the State of Florida and adopt amended and restated bylaws. Provisions in such amended and restated articles of incorporation and amended and restated bylaws, as well as provisions of Florida law, could make it more difficult for a third-party to acquire us, even if doing so would benefit our shareholders. These provisions of our amended and restated articles of incorporation and amended and restated bylaws will:

•	permit our board of directors to issue up to 24,900,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;
•	provide that all vacancies on our board of directors, including those resulting from newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and
•	provide that special meetings of our shareholders may, except as otherwise required by law, be called only by the chairman of our board, our board of directors or one or more shareholders holding shares of our Common Stock representing at least 50% of the combined voting power of our Common Stock.

In addition, as a Florida corporation, we are subject to the Florida Business Corporation Act, which provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person. The Florida Business Corporation Act also contains a statute which provides that an affiliated transaction with an interested shareholder generally must be approved by (i) the affirmative vote of the holders of two-thirds of our voting shares, other than the shares beneficially owned by the interested shareholder, or (ii) a majority of the disinterested directors.

Future sales of shares of our Common Stock by existing shareholders could depress the market price of our Common Stock.

Upon completion of this offering, there will be          shares of our Common Stock outstanding assuming no exercise of the over-allotment option by the underwriters (or          shares of our Common Stock if the underwriters exercise their over-allotment option in full). The          shares being sold in this offering (or          shares, if the underwriters exercise their over-allotment option in full) will be freely tradable immediately after this offering (except for shares purchased by our affiliates). Of the remaining                  shares not sold in this offering,          shares are held by our directors, officers and certain of our shareholders who have entered into 180-day lock-up period agreements with respect to such shares. The holders of these shares will be able to sell their respective shares in the public market upon termination of the lock-up period, subject to the applicable volume, manner of sale, holding period and other requirements of Rule 144 under the Securities Act of 1933, as amended. In addition, as of June 30, 2011, there were:

•	3,474,657 shares of our Common Stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.65 per share;
•	3,939,489 shares of our Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.01 per share;
•	1,525,343 shares of our Common Stock reserved for issuance in connection with future grants of options and restricted stock under our 2010 Stock Plan;
•	1,116,344 shares of our Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $9.63 per share;
•	202,500 shares of our Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $8.03 per share;
•	5,421,358 shares of our Common Stock issuable upon the conversion of our convertible notes;
•	6,527,023 shares of our Common Stock issuable upon the conversion of our Series A Preferred Stock, which is issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.01 per share; and
•	21,999 shares of our Common Stock reserved for issuance to purchasers in a private placement conducted by us in 2010 at $6.00 per share.

If these options, warrants and conversion rights were to be exercised, additional shares would become available for sale upon expiration of any applicable lock-up period. The lapse of the forfeiture restrictions applicable to any restricted shares of our Common Stock will also result in additional shares of our Common Stock becoming available for sale. Barclays Capital Inc. may consent to the release of some or all of the shares subject to the lock-up restrictions for sale prior to the expiration of the lock-up period. A large portion of the shares subject to lock-up agreements are held by a small number of persons and investment funds. Sales by these shareholders of a substantial number of shares after this offering could significantly reduce the market price of our Common Stock. Moreover, after this offering, certain holders of shares of our Common Stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other shareholders.

We also intend to register the 5,000,000 shares of our Common Stock reserved for issuance under our 2010 Stock Plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the Rule 144 volume limitations and other requirements applicable to our affiliates and the applicable lock-up restrictions referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our Common Stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares of our Common Stock in this offering, the per share purchase price you will pay for your shares will be substantially greater than the tangible book value per share of our outstanding Common Stock after giving effect to this offering. As a result, as of December 31, 2010, based on an aggregate of                  shares of our Common Stock outstanding after this offering, you will incur immediate and substantial dilution of $       per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $      , which is the mid-point of the price range on the cover page of this prospectus. Investors purchasing shares of our Common Stock in this offering will contribute approximately       % of the total amount we have raised to fund our company, but will own only approximately       % of the shares outstanding immediately following the consummation of this offering. In the past, we issued certain options to acquire our Common Stock at prices significantly below the assumed initial public offering price. As of June 30, 2011, there were an aggregate of 11,948,381 shares of our Common Stock issuable upon the exercise of outstanding convertible securities, as described above under “— Future sales of shares of our Common Stock by existing shareholders would depress the market price of our Common Stock.”

To the extent the holders exercise those outstanding convertible securities, or we issue additional options that are then exercised or restricted stock under our 2010 Stock Plan, or forfeiture restrictions to which outstanding restricted shares are subject lapse, you will sustain further dilution. If we raise additional funding by issuing equity securities or convertible debt, or if we acquire other companies or technologies or finance strategic alliances by issuing equity, the newly issued or issuable shares will further dilute your percentage ownership and may also reduce the value of your investment.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and various stock exchanges, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As a result of our required compliance with Section 404 of the Sarbanes-Oxley Act, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance. Furthermore, if we identify any issues in complying with the requirements of the Sarbanes-Oxley Act (for example, if we or our independent registered public accounting firm identify a material weakness or significant deficiency in our internal controls over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation, investor perceptions of us and the trading price of our common stock.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation for the majority of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition, cause the price of our Common Stock to decline and delay product development.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•	the anticipated benefits and risks associated with our business and growth strategies;
•	our ability to expand into the visual effects-driven and animated feature film production business and the for-profit education business;
•	our ability to complete construction of our animation studio on schedule;
•	our ability to enter into co-production arrangements with film studios;
•	our future operating results and the future value of our Common Stock;
•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;
•	our ability to attract customers in a cost-efficient manner;
•	our ability to attract and retain qualified management and technical personnel;
•	potential government regulation;
•	our future capital requirements and our ability to satisfy our capital needs;
•	the anticipated use of the proceeds realized from this offering;
•	the potential for additional issuances of our securities;
•	our ability to meet the thresholds attached to the government grants that we have received;
•	the possibility of future acquisitions of businesses or assets; and
•	possible expansion into international markets.

Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the “Risk Factors” section above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

At an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive approximately $    million from our sale of     shares of common stock in this offering, after deducting estimated offering expenses of approximately $    and the underwriting discounts and commissions payable to the underwriters. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $    million.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $12.0 million of the net proceeds from this offering to prepay in full the outstanding indebtedness to our commercial bank lender, which bears an interest rate of     % and matures on                 . We intend to use the remaining net proceeds from this offering to facilitate our growth strategy by, among other things, advancing our development and production of animated and VFX-driven feature films and building our for-profit education business through development of DDI, as well as for working capital and other general corporate purposes.

This anticipated use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including, among other things, the anticipated benefits and risks associated with our business and growth strategies; our ability to expand into the visual effects-driven and animated feature film production business and the for-profit education business; the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets; our ability to attract customers and to attract and retain qualified management and technical personnel; and our future capital requirements. Accordingly, our management will have broad discretion in using the net proceeds of this offering.

Following this offering, we believe that our available funds will be sufficient to allow us to advance our growth strategy. However, it is possible that we will not achieve the progress that we expect because the actual costs, timing of development and effects of competition are difficult to predict and are subject to substantial risks and delays. We have no committed external sources of funds. To the extent that the net proceeds from this offering and our other capital resources are insufficient to serve the purposes stated herein, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives.

Pending use of the net proceeds of this offering, we intend to invest the funds in cash, cash equivalents (which may include Treasury Bills, certificates of deposit, money market accounts, money market mutual funds, and other liquid investments), or short-term investment grade securities.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends on such stock in the foreseeable future.

Capitalization

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis;
•	on a pro forma basis to reflect the following:
1)	In April 2011, a private equity lender (“Palm Beach Capital Fund 3”) exercised its option to invest the remaining $2.0 million under the Junior Debt facility (see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus). In connection with this transaction, Palm Beach Capital Fund 3 was issued warrants to acquire shares of our Series A Preferred Stock. The fair value of these warrants aggregating $3.6 million was reflected in the table below as warrant liabilities. Of this amount, $2.0 million was reflected as additional debt discount on the convertible notes and the remaining $1.6 million was reflected as interest expense, which resulted in an increase to the accumulated deficit.
2)	The exercise of our option to purchase the Series B Warrants for $5.0 million in April 2011 (see Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus).
3)	The additional interest expense from the issuance of the warrants to Palm Beach Capital Fund 3 discussed above.
•	on a pro forma as adjusted basis to give effect to the sale of shares of common stock by us in this offering at the offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions payable to the underwriters and the other estimated offering expenses payable by us.

You should read this table in conjunction with our Consolidated Financial Statements and the related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Historical March 31, 2011	Pro Forma Adjustments		Pro Forma
	(unaudited)	(unaudited)		(unaudited)
Private Equity convertible notes payable	$17,915	$2,000	(1)	$19,915
Less discounts	(15,123)	(2,000	)(1)	(17,123)
Net private equity convertible notes payable	2,792	—		2,792
Commercial Lender note payable	12,000			12,000
Less Discounts	(4,025)			(4,025)
Net commercial lender note payable	7,975	—		7,975
Other notes payable	500	2,000	(2)	2,500
Net other notes payable	8,475	2,000		10,475
Net debt (current and long-term)	11,267	2,000		13,267
Capital lease obligations (current and long-term)	1,967			1,967
Government bond obligation (current and long-term)	38,485			38,485
Warrant and other debt-related liabilities:
Private equity	67,724	3,618	(1)	71,342
Bank	10,974	(5,000	)(3)	5,974
Total warrant liabilities	78,698	(1,382)		77,316
Stockholders’ equity
Successor – common stock	159			159
Additional paid-in capital	49,132			49,132
Accumulated other comprehensive income	(3)			(3)
Accumulated deficit	(82,225)	(1,618	)(1)	(83,843)
Non-controlling interests	11,971			11,971
Total stockholders’ equity	(20,966)	(1,618)		(22,584)
Total capitalization	$109,451	$(1,000)		$108,451

(1)	In April 2011, a private equity firm, (“Palm Beach Capital Fund 3”) exercised its option to invest the final $2.0 million from the remaining capacity of the Company’s Junior Debt agreements. Palm Beach Capital Fund 3 received additional warrants for this debt expansion in accordance with the Junior Debt agreement. The additional warrants were recorded at their fair value of $3.6 million as warrant liabilities. Of this amount, $2.0 was recorded as a debt discount. Therefore, there was no net effect on long-term convertible notes payable for this transaction. The remaining $1.6 million was recognized as interest expense, which increased the accumulated deficit (see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus).
(2)	In May 2011, we obtained a short-term loan for equipment financing from Palm Beach Capital Fund 3.
(3)	In April 2011, we exercised our option to purchase the Series B Warrants (see Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus).

Dilution

Purchasers of shares of our Common Stock in this offering will experience an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our Common Stock in this offering exceeds the net tangible book value per share immediately following the consummation of this offering. Net tangible book value represents our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding.

As of March 31, 2011, our net tangible book value was $       million and our net tangible book value per share was $      . As of March 31, 2011, after giving effect to                         , the pro forma net tangible book value would have been $       million and the pro forma net tangible book value per share would have been $      . As of              , 2011 after giving effect to the sale of the shares of our Common Stock offered by this prospectus at an assumed initial public offering price of $    per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, the non-accountable expense allowance for the underwriters and other estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share of our Common Stock would have been $    per share. Therefore, new investors in our Common Stock would have been diluted by approximately $    per share. At the same time, our existing shareholders would have realized an increase in pro forma as adjusted net tangible book value of $    per share after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2011
Increase per share attributable to
Pro forma net tangible book value per share before this offering
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2011 by approximately $    million, the pro forma as adjusted net tangible book value per share after this offering by $    and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $    per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance for the underwriters and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2011 as described above, the number of shares of our common stock purchased by our existing shareholders and in this offering, and the total consideration paid and the average price per share paid by existing and new shareholders:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing shareholders		%	$	%	$
New investors
Total		100%		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our existing shareholders would own    % and our new investors would own    % of the total number of shares of our Common Stock outstanding after this offering.

The number of shares shown as outstanding as of June 30, 2011 above excludes:

•	3,474,657 shares of our Common Stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.65 per share;
•	3,939,489 shares of our Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.01 per share;
•	1,525,343 shares of our Common Stock reserved for issuance in connection with future grants of options and restricted stock under our 2010 Stock Plan;
•	1,116,344 shares of our Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $9.63 per share;
•	202,500 shares of our Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $8.03 per share;
•	5,421,358 shares of our Common Stock issuable upon the conversion of our convertible notes;
•	6,527,023 shares of our Common Stock issuable upon the conversion of our Series A Preferred Stock, which is issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.01 per share; and
•	21,999 shares of our Common Stock reserved for issuance to purchasers in a private placement conducted by us in 2010 at $6.00 per share.

Because we expect the exercise prices of the outstanding convertible securities to be significantly below the initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options or warrants are exercised, or if we issue additional options that are then exercised or restricted stock under our 2010 Stock Plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Unaudited Pro Forma Financial Information

Acquisition of In-Three by the Company

On November 22, 2010, we acquired substantially all of the tangible and intangible assets of In-Three, Inc., a Nevada corporation (“In-Three”). The results of operations of In-Three have been included in our consolidated financial statements since that date. In-Three is a provider of proprietary Dimensionalization® solutions for the conversion of 2D content into high-quality 3D stereo imagery, including a software product, known as Intrigue, that converts entertainment media from 2D to 3D. In-Three’s product offerings enable us to offer a digital production and stereo conversion solution to studios and filmmakers. By integrating In-Three’s technology and team into our digital production capabilities, we plan to use, and offer our clients the use of, an expanded set of creative and development capabilities.

In-Three was purchased for 423,287 shares of our Common Stock, plus contingent consideration in the form of royalty payments as follows: payment of the contingent consideration will continue until the earlier to occur of the fifth anniversary of the closing date of the acquisition or the date on which the sum of the contingent consideration paid and the value of such shares exceeds $22.0 million. If on the fifth anniversary of the closing date of the acquisition, the sum of the contingent consideration paid and the value of such shares does not exceed $22.0 million, then the contingent consideration will continue until such time as we have paid $12.0 million in royalties. In addition, we paid $0.9 million for certain assets of In-Three.

In accordance with the acquisition method of accounting as specified in FASB ASC Topic 805, this transaction was accounted for under the purchase method of accounting whereby the total acquisition consideration is allocated to the assets acquired, net of liabilities assumed, based on their estimated fair values as of the date of the transaction. We recognized the fair value of the acquired assets of $0.5 million as of the date of acquisition. We allocated $2.6 million to the fair value of intangible assets, which included trade names, patents and software. We recognized contingent consideration liabilities aggregating $3.1 million. We also recognized equity of $1.9 million for the fair value of our common stock issued. The remaining portion of the purchase price, or $2.3 million, was allocated to goodwill representing the amount of the purchase price in excess of the fair value of the assets, net of liabilities acquired, subject to possible adjustment during the allocation period, which will not exceed one year. We used techniques such as discounted cash flow models and multiples of revenue models in valuing the various elements of the acquired business.

Unaudited Pro Forma

The unaudited pro forma condensed consolidated statement of operations is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition and related transactions for which we are giving pro forma effect actually occurred on the date indicated as described above and in the accompanying notes, nor is such unaudited pro forma condensed consolidated statement of operations necessarily indicative of the results to be expected for the full year or any future period.

The pro forma adjustments are based on currently available information and assumptions that our management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statement of operations provides a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated statement of operations. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the notes thereto, included elsewhere in this prospectus.

The following unaudited pro forma statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2010 have been derived by the application of pro forma adjustments to our historical consolidated financial statements and gives effect to the acquisition of substantially all of the assets, tangible and intangible, of In-Three on November 22, 2010 as if it had occurred on January 1, 2010, enabling the Company to provide 3D Dimensionalization® for, among other things, live-action and animated films.

The table below sets for the results for the period ending December 31, 2010 as if we had acquired In-Three as of the beginning of the fiscal year:

	Successor	In-Three				Pro Forma
(In Thousands, Except Share and Per Share Data)	For the Year Ended December 31, 2010	January 1, 2010 through September 30, 2010	October 1 through December 31, 2010	Adjustments		For the Year Ended December 31, 2010
Consolidated Statements of Operations Data:		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Revenues:
Revenues	$101,859	$846	$30	$—		$102,735
Grant revenues from governmental agencies	3,340	—	—			3,340
Total revenues	105,199	846	30	—		106,075
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	83,894	841	—	—		84,735
Depreciation expense	7,349	128	45	(108	)(1)	7,414
Selling, general and administrative expenses	25,479	4,249	522	—		30,250
Amortization of intangible assets	2,935	14	3	499	(2)	3,451
Total costs and expenses	119,657	5,232	570	391		125,850
Operating loss	(14,458)	(4,386)	(540)	(391)		(19,775)
Other income (loss):
Interest and financing expenses:
Changes related to fair value of warrant and other debt-related liabilities	(24,321)	—	—	—		(24,321)
Amortization of discount and issuance costs on notes payable	(3,633)	—	—	—		(3,633)
Interest expense on notes payable	(2,790)	(1,151)	(401)	—		(4,342)
Interest expense on capital lease obligations	(245)	—	—	—		(245)
Other income (expense), net	254	(553)	—	—		(299)
Loss from continuing operations before income taxes	(45,193)	(6,090)	(941)	(391)		(52,615)
Income tax provision	25	—	—	—		25
Net loss before non-controlling interest	(45,218)	(6,090)	(941)	(391)		(52,640)
Net loss attributable to non-controlling interests	2,747	—	—	—		2,747
Net loss attributable to Digital Domain Media Group, Inc.	(42,471)	(6,090)	(941)	(391)		(49,893)
Preferred stockholders accretion, deemed dividends and income participation	—	—	—	—		—
Net loss attributable to common stockholders	$(42,471)	$(6,090)	$(941)	$(391)		$(49,893)
Weighted average shares outstanding:
Basic	12,372,357			377,880		12,750,237
Diluted	12,372,357			377,880	(3)	12,750,237
Net loss per share attributable to Digital Domain Media Group, Inc.:
Basic	$(3.43)		—			$(3.91)
Diluted	$(3.43)		—			$(3.91)
Other Financial Data:
Adjusted EBITDA	$3,322	$(4,244)	$(492)	—		$(1,414)

(1)	Depreciation of fixed assets acquired in the acquisition of In-Three on November 22, 2010 as if the acquisition had been consummated on January 1, 2010.
(2)	Amortization of intangible assets with finite lives acquired in the acquisition of In-Three on November 22, 2010 as if the acquisition had been consummated on January 1, 2010.
(3)	Basic and diluted weighted average share count is adjusted to reflect the impact of the issuance of 0.4 million shares of Common Stock issued in connection with the acquisition of In-Three.

The table below sets forth the results of operations for the three months ended March 31, 2010 as if we had acquired In-Three as of the beginning of the period:

	Successor	In-Three		Pro Forma
(In Thousands, Except Share and Per Share Data)	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2010	Adjustments	For the Three Months Ended March 31, 2010
Consolidated Statements of Operations Data:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Revenues	$17,944	$841	$—	$18,785
Grant revenues from governmental agencies	1,584	—		1,584
Total revenues	19,528	841	—	20,369
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	15,220	841	—	16,061
Depreciation expense	1,644	27	14 (1)	1,685
Selling, general and administrative expenses	4,251	1,319	—	5,570
Amortization of intangible assets	734	4	125 (2)	863
Total costs and expenses	21,849	2,191	139	24,179
Operating income (loss)	(2,321)	(1,350)	(139)	(3,810)
Other income (expense):
Interest and investment income	—	—
Interest and financing expenses:
Changes related to fair value of warrant and other debt-related liabilities	(1,998)	—		(1,998)
Amortization of discount and issuance costs on notes payable	(308)	—	—	(308)
Interest expense on notes payable	(635)	(373)	—	(1,008)
Interest expense on capital lease obligations	(48)	—	—	(48)
Other (expense) income	40	(118)	—	(78)
Income (loss) from continuing operations before income taxes	(5,270)	(1,841)	(139)	(7,250)
Income tax provision	7	—	—	7
Net income (loss) before non-controlling interest	(5,277)	(1,841)	(139)	(7,257)
Net loss attributable to non-controlling interests	2,313	—	—	2,313
Net income attributable to Digital Domain Media Group, Inc.	(2,964)	(1,841)	(139)	(4,944)
Preferred stockholders accretion, deemed dividends and income participation	—	—	—	—
Net income (loss) attributable to common stockholders	$(2,964)	$(1,841)	$(139)	$(4,944)
Weighted average shares outstanding:
Basic	12,226,107		423,287 (3)	12,649,394
Diluted	12,226,107		423,287 (3)	12,649,394
Net income per share attributable to Digital Domain Media Group, Inc.
Basic	$(0.24)			$(0.39)
Diluted	$(0.24)			$(0.39)
Other Financial Data:
Adjusted EBITDA	$1,310	$(1,319)	—	$(9)

(1)	Depreciation of fixed assets acquired in the acquisition of In-Three on November 22, 2010 as if the acquisition had been consummated on January 1, 2010.
(2)	Amortization of intangible assets with finite lives acquired in the acquisition of In-Three on November 22, 2010 as if the acquisition had been consummated on January 1, 2010.
(3)	Basic and diluted weighted average share count is adjusted to reflect the impact of the issuance of 0.4 million shares of Common Stock issued in connection with the acquisition of In-Three.

Selected Historical Consolidated Financial Information

The following table contains summary historical consolidated financial and other information regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Financial Information,” and our Consolidated Financial Statements and the notes thereto, included elsewhere in this prospectus.

On October 15, 2009, Digital Domain Media Group, Inc. acquired a majority ownership stake in the issued and outstanding capital stock of Digital Domain. We refer to ourselves as the Predecessor for all periods prior to our acquisition of such majority ownership stake in Digital Domain. We refer to ourselves as the Successor for all periods following our acquisition of such majority ownership stake in Digital Domain.

Our consolidated statements of operations information for the year ended December 31, 2010, the period from January 7, 2009 to December 31, 2009 (Successor), the nine months ended September 30, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor) are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived our consolidated statements of operations information for the period from January 1, 2006 to May 12, 2006 (Predecessor), the period from May 13, 2006 to December 31, 2006 (Predecessor), and the year ended December 31, 2007 (Predecessor) from our audited consolidated financial statements which are not included in this prospectus.

The financial statements included in this prospectus may not reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Predecessor					Successor
	For the Period January 1, 2006 to May 12, 2006	For the Period May 13, 2006 to December 31, 2006	For the Year Ended December 31, 2007	For the Year Ended December 31, 2008	For the Nine Months Ended September 30, 2009	For the Period January 7 (the inception date) through December 31, 2009(1)	For the Year Ended December 31, 2010	For the Three Months Ended
(In Thousands, Except Share and Per Share Data)								March 31, 2010	March 31, 2011
Consolidated Statements of Operations Data:								(Unaudited)
Revenues:
Revenues	$25,381	$41,652	$73,693	$85,140	$48,360	$15,582	$101,859	$17,944	$37,904
Grant revenues from governmental agencies	—	—	—	—	—	6,800	3,340	1,584	653
Total revenues	25,381	41,652	73,693	85,140	48,360	22,382	105,199	19,528	38,557
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	18,831	31,180	59,108	80,335	44,554	11,964	83,894	15,220	30,922
Depreciation expense	1,444	2,859	3,977	6,278	5,157	1,436	7,349	1,644	2,870
Selling, general and administrative expenses	5,523	8,278	16,428	23,085	10,929	5,172	25,479	4,251	10,849
Amortization of intangible assets	—	—	—	—	—	734	2,935	734	863
Total costs and expenses	25,798	42,317	79,513	109,698	60,640	19,306	119,657	21,849	45,504
Operating (loss) income	(417)	(665)	(5,820)	(24,558)	(12,280)	3,076	(14,458)	(2,321)	(6,947)
Other income (expense):
Interest and investment income	289	423	710	1,102	—	—	—	—	—
Interest and financing expenses:
Changes related to fair value of warrant and other debt-related liabilities	—	—	(4,906)	12,824	(11,932)	(296)	(24,321)	(1,998)	(28,965)
Amortization of discount and issuance costs on notes payable	—	(371)	(706)	(1,062)	(599)	(644)	(3,633)	(308)	(3,013)
Loss on debt extinguishment	—	—	—	—	(6,311)	—	—	—	—
Interest expense on notes payable	—	(836)	(1,269)	(1,540)	(1,971)	(530)	(2,790)	(635)	(731)
Interest expense, other	(2)	(4)	(92)	(112)	(223)	—	(245)	(48)	(89)
Adjustment of held interest in business combination	—	—	—	—	—	3,528	—	—	—
Other income (expense)	8	(87)	(89)	424	108	122	254	40	1,067
(Loss) income from continuing operations before income taxes	(122)	(1,540)	(12,172)	(12,922)	(33,208)	5,256	(45,193)	(5,270)	(38,678)
Income tax provision	10	6	10	—	—	—	25	7	250
(Loss) income from continuing operations	(132)	(1,546)	(12,182)	(12,922)	(33,208)	5,256	(45,218)	(5,277)	(38,928)
Loss from discontinued operations – net of tax	—	—	(7,729)	(2,269)	(2,429)	—	—	—	—
Gain from sale of discontinued operations – net of tax	—	—	—	—	9,241	—	—	—	—
Net (loss) income before non-controlling interests	(132)	(1,546)	(19,911)	(15,191)	(26,396)	5,256	(45,218)	(5,277)	(38,928)
Net loss attributable to non-controlling interests	—	—	—	—	—	2,703	2,747	2,313	(197)
Net (loss) income attributable to Digital Domain Media Group, Inc.	(132)	(1,546)	(19,911)	(15,191)	(26,396)	7,959	(42,471)	(2,964)	(39,125)
Preferred stockholders accretion, deemed dividends and income participation	—	(247)	(80)	(80)	(889)	—	—	—	—
Net (loss) income attributable to common stockholders	$(132)	$(1,793)	$(19,991)	$(15,271)	$(27,285)	$7,959	$(42,471)	$(2,964)	$(39,125)
Weighted average shares outstanding:
Basic	2,304,350	11,149,721	12,100,502	12,953,049	13,109,267	12,226,107	12,372,357	12,226,107	14,184,609
Diluted	2,304,350	11,149,721	12,100,502	12,953,049	13,109,267	12,769,928	12,372,357	12,226,107	14,184,609
Net (loss) income per share:
Basic	$(0.06)	$(0.16)	$(1.65)	$(1.18)	$(2.08)	$0.65	$(3.43)	$(0.24)	$(2.76)
Diluted	$(0.06)	$(0.16)	$(1.65)	$(1.18)	$(2.08)	$0.62	$(3.43)	$(0.24)	$(2.77)

(1)	Digital Domain Media Group, Inc. was formed on January 7, 2009.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Forward-Looking Statements” and “Risk Factors.”

Overview

We are an award-winning digital production company. Since our inception in 1993, we have been a leading provider of CG animation and VFX for major motion picture studios and advertisers. The innovation and creativity of our company, work and employees have been recognized with numerous entertainment industry awards and nominations, including seven awards issued by the Academy of Motion Picture Arts and Sciences (the “Academy”) — three Academy Awards® for Best Visual Effects and four awards for Scientific and Technical Achievement. Our filmography of over 80 major motion pictures includes Thor, TRON: Legacy, the Transformers trilogy, The Curious Case of Benjamin Button, Apollo 13 and Titanic. Our capabilities include the production of 3D content, performance capture, and CG visual effects such as fluid simulation, terrain generation and photorealistic CG animation.

Our Business

Digital Production

We are one of the leading digital production companies. We offer our clients innovative, end-to-end solutions across multiple media platforms spanning the entire content production process from idea generation and pre-production to design, directing, live-action production and post-production. We have three key digital production business units: Digital Domain Productions — VFX for feature films and advertising; Mothership  — digital advertising and marketing solutions; and In-Three — creation and conversion of 3D content. Our digital production business generated $101.9 million in revenue for the year ended December 31, 2010, representing growth of 60% over the pro forma revenue for the year ended December 31, 2009, and $37.9 million in revenue for the three months ended March 31, 2011, representing growth of 111% over the revenue for the three months ended March 31, 2010. Operating income attributable to our digital production business was $17.2 million for the year ended December 31, 2010, representing growth of 410% over the pro forma operating income attributable to our digital production business for the year ended December 31, 2009, and $6.7 million for the three months ended March 31, 2011, representing growth of 313% over the operating income attributable to our digital production business for the three months ended March 31, 2010.

Animation Studio

Our animation feature film business focuses on the development of our original full-length, family-oriented CG animated feature films. Our business is led by a creative storytelling team of accomplished directors, producers, story artists and animators who joined us from leading companies in the family animation film industry. To house this business, we are currently leasing a 65,000 square foot building while we complete the construction of a 130,000 square foot facility. Since establishing our animation studio in 2009, we have executed Grant Agreements with the State of Florida and the City of Port Saint Lucie, Florida to provide grant packages consisting of $80.0 million in cash, land and low interest financing to help us establish this studio. We have also received $16.9 million in tax credits from the State of Florida to offset the expenses of producing our first several projects. Grant receipts that are recognized as revenue are recorded in our corporate segment.

Education

We recently founded DDI, a for-profit post-secondary educational institution in partnership with FSU. In April 2011, we entered into agreements with FSU establishing what we believe is a first-of-its-kind public-private education partnership whereby DDI graduates will receive fully-accredited four-year Bachelor degrees from FSU. Working closely with FSU’s College of Motion Picture Arts and the Florida Department of Education, we have designed a curriculum for DDI that we expect will produce workforce-ready graduates possessing both traditional motion picture arts and state-of-the-art technical animation and visual effects CG skills. We expect to also provide our graduates with the skills to compete in the broader digital economy, which includes commercial applications such as military simulation, medical simulation, architecture, engineering, software development and related technologies. We believe this partnership between DDI and FSU represents a cutting-edge collaboration between an industry-leading technology and entertainment company and one of the nation’s top film schools.

We have also entered into a Grant Agreement with the City of West Palm Beach, Florida that provides for approximately $35 million in cash, land and low-interest financing to assist in funding the launch of this business, discussed in more detail below. As of the date of this prospectus, this business unit has not generated revenue for us.

Recent Developments

As part of these initiatives discussed above, we are the recipient of Grant Awards and other incentives totaling $135 million in the form of cash, future donations of land, building and equipment financing, and tax incentives.

Grants and Other Incentives from Governmental Entities

Over the past two years, we have worked closely with state and local government authorities in Florida to execute economic stimulus contracts designed to create jobs and stimulate the State’s economy. As of the date of this prospectus, we have contracted to receive a total of $135 million in such government stimulus financing, including cash, donations of land, building and equipment financing and tax incentives. All of these incentives have been structured over a three- to five-year period, with portions of these grants funded as we meet target thresholds of business initiation, capital expenditures and/or job creation.

The first stimulus package, signed in June 2009, provides for $20 million in cash grants from the State of Florida. The second stimulus package was awarded to us by the City of Port St. Lucie, Florida in December 2009 and January 2010, providing for us to receive an additional $10 million in cash grants, 15 acres of land appraised at $10 million and $40 million in low-interest building and equipment lease financing. We are deploying these incentives to construct our 500-person animated features film studio in Port St. Lucie, Florida.

The third stimulus package, signed in November 2010 with the City of West Palm Beach, Florida Community Redevelopment Agency, provides for grants of $10 million in cash, title to 2.4 acres of land appraised at $10 million and $15 million in low-interest financing. These grants are designed to incentivize us to build our educational facility at a marquee site in the City of West Palm Beach. The cash grant will be released as DDI achieves various benchmarks including the commencement of construction and other business progress targets.

Each of these grant packages are discussed in greater detail in “Liquidity and Capital Resources.”

Business Combinations

Acquisition of Controlling Interest in Digital Domain

During 2009, we acquired a controlling interest in Digital Domain. On October 1, 2009 and on October 15, 2009 (the “Second Closing” or “Acquisition Date”), we acquired 0.7 million shares and 1.6 million shares, respectively, for an aggregate total of 2.3 million shares of the Series C 8% Cumulative Convertible Preferred Stock (the “Series C Preferred Stock”) of Digital Domain. Simultaneously with the purchase of the Series C Preferred Stock for an aggregate purchase price of $7.0 million, we purchased Digital Domain’s ongoing rights to participate in the profits of the movie Titanic (the “Titanic Participation Rights”) for an additional $1.0 million, bringing the aggregate purchase price to $8.0 million (see Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus).

On May 24, 2010, we elected to convert our shares of the Series C Preferred Stock into approximately 21 million shares of the Common Stock of Digital Domain, representing 51% of the fully diluted shares of Common Stock of Digital Domain.

During 2010, we purchased an additional 0.7 million shares of the Series C Preferred Stock of Digital Domain for $2.0 million, on terms similar to those applicable to the Series C Preferred Stock purchased in

2009, except that the conversion rate applicable to the shares purchased in 2010 results in less dilution to Digital Domain stockholders than the prior Series C transaction.

At various times during 2009 and 2010, we purchased an additional 1.7 million and 4.9 million shares of Digital Domain common stock, respectively, for a cumulative total of 6.6 million shares, from various investors, some of whom were related parties. The shares of Digital Domain common stock we purchased prior to the Acquisition Date were re-measured to fair value as of Digital Domain common stock in a gain of $3.5 million, which is reflected as an adjustment of held interest in business combination in the accompanying consolidated statement of operations for the period from January 7, 2009 (the inception date) through December 31, 2009.

As a result of the purchase on October 15, 2009 of the Series C Preferred Stock from Digital Domain pursuant to which we acquired a majority voting interest in Digital Domain, we have accounted for the transaction as an acquisition, and have included Digital Domain’s consolidated financial statement results in our consolidated financial statements from the Acquisition Date.

The acquisition of Digital Domain resulted in goodwill of $15.3 million, none of which is deductible for tax purposes. Such goodwill resulting from the acquisition of Digital Domain reflects the $8.0 million paid for the Series C Preferred Stock and the Titanic Participation Rights, the $27.3 million fair value of the non-controlling interests, and the $3.6 million fair value of the previously held equity interests in Digital Domain, over the $23.6 million fair value of the other assets acquired.

In accordance with guidance provided in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, this transaction was accounted for under the purchase method of accounting. Accordingly, we were required to record the fair value of the assets acquired and liabilities assumed in the acquisition. We used techniques such as discounted cash flow models and multiples of revenue models in making this determination.

In-Three Acquisition

On November 22, 2010, we acquired substantially all of the tangible and intangible assets of In-Three, a California-based domestic private company. In-Three’s results of operations have been included in our consolidated financial statements since that date. In-Three was purchased for 423,287 shares of our Common Stock valued at $1.9 million and contingent consideration based on future revenues, and cash consideration of $0.9 million. Additionally, we entered into a consulting contract with a selling principal of In-Three to provide transitional advisory services for a three year period commencing on the acquisition date.

In accordance with the acquisition method of accounting as specified in FASB ASC Topic 805, this transaction was accounted for under the purchase method of accounting whereby the total acquisition consideration is allocated to the assets acquired, net of liabilities assumed, based on their estimated fair values as of the date of the transaction. We recognized the fair value of the acquired assets of $0.5 million as of the date of the acquisition. We allocated $2.6 million to the fair value of intangible assets, which included trade names, patents and software. We recognized contingent consideration liabilities aggregating $3.1 million. We also recognized equity of $1.9 million for the fair value of our Common Stock issued. The remaining portion of the purchase price, or $2.8 million, was allocated to goodwill representing the amount of the purchase price in excess of the fair value of the assets, net of liabilities acquired, subject to possible adjustment during the allocation period, which will not exceed one year. We used techniques such as discounted cash flow models and multiples of revenue models in valuing the various elements of the acquired business.

Private Placements

During the year ended December 31, 2010, we sold shares of our Common Stock in a private placement at a purchase price of $6.00 per share, solely to “accredited investors” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (“Regulation D”)). This private placement of shares of our Common Stock was combined with a concurrent offering to exchange shares of our Common Stock for shares of Digital Domain’s common stock. In the aggregate, during this period we sold 166,775 shares of our Common Stock for approximately $1.0 million and exchanged 186,663 shares of our Common Stock for 169,996 shares of Digital Domain’s common stock.

During the first quarter of 2011, we conducted a private placement of our Common Stock to “accredited investors” who also met the definition of “qualified institutional buyers” (as set forth in Rule 144A promulgated under the Securities Act), in accordance with Rule 506 of Regulation D. We sold 2,025,001 shares of Common Stock for gross proceeds of $19.5 million at $9.63 per share, or $17.3 million net of fees and expenses, including placement fees of $2.2 million. In addition, we issued warrants to purchase 1,012,502 shares of our Common Stock, with an exercise price of $9.63 per share. As additional compensation for placement services, we issued options to purchase an aggregate of 202,500 shares of our Common Stock, exercisable at $8.03 per share, to the placement agent. In the event that we do not achieve a listed, public trading status on or before December 31, 2011, the investors in this private placement will receive an additional 2,025,001 shares of our Common Stock, at no cost, as damages.

Operating Segments

FASB ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments. This standard requires segmentation based on our internal organization and reporting of revenue and operating income based upon internal accounting methods. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Our three operating segments are Feature Films, Commercials and Animation. These segments are presented in the way we internally manage and monitor our performance. Our reporting systems present various data used by management to operate the business. However, certain expenses are not allocated to the various segments (primarily consisting of support staff salaries and benefits, fees for outside professional services, insurance costs, and utilities costs, all of which are included in selling, general and administrative expenses), and thus a reconciliation is provided between the consolidated financial statements and the data related to the combined segments. Interest and other income are not allocated to the various segments, as the chief operating decision maker does not evaluate segment operations beyond the income (loss) from operations level.

Our digital production business (containing the segments of Feature Films and Commercials) has historically dominated our operations. The revenue for each of the segments is derived from external customers. A majority of all revenues have been generated in the United States from customers located in the United States.

Key Metrics

We rely on certain key performance indicators to manage and assess our business activities. The key indicator described below assists us in evaluating growth trends, establishing budgets, recruiting and hiring employees, and assessing our overall operational efficiencies. We discuss revenue and cash flow from operating activities, respectively, under “Results of Operations” and “Liquidity and Capital Resources” below. An important measure of our quarterly and annual performance, Adjusted EBITDA, is discussed below.

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) adjusted for (1) interest expense, net of interest income, (2) income tax provision (benefit), (3) depreciation and amortization, (4) amortization of intangible assets, (5) stock-based compensation expense, (6) amortization of debt and equity issuance costs and (7) other (income) expense. Items (1) through (7) are excluded from net income (loss) internally when evaluating our operating performance. Management believes Adjusted EBITDA allows investors to make a more meaningful comparison between our operating results over different periods of time, as well as with those of other companies in our industry, because it excludes items such as interest expense and other adjustments related to financing activities that we believe are not representative of our operating performance. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenue.

We believe that Adjusted EBITDA, which is a non-GAAP financial measure, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provides useful information about our operating performance and period-over-period growth, and provides additional information that is useful for evaluating our operating performance. Additionally, we believe that Adjusted EBITDA provides a more meaningful comparison of our operating results against those of other companies in our industry, as well as on a period-to-period basis, because this measure excludes items that are not representative of our operating performance, such as the fair value adjustments associated with our historical financings as a private company. We believe that including these costs in our results of operations results in a lack of comparability between our operating results and those of our peers in the industry, the majority of which do not have comparable amortization costs related to intangible assets. However, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to net income (loss) as an indicator of operating performance.

A reconciliation of net income, a U.S. GAAP measure, to Adjusted EBITDA, is provided in “— Results of Operations” presented below.

Results of Operations

The following table sets forth certain information regarding the successor consolidated results of operations for the year ended December 31, 2010, the period January 7 (the inception date) through December 31, 2009, the three months ended March 31, 2011 and 2010 and the predecessor results of operations for the nine months ended September 30, 2009 and the year ended December 31, 2008 (in thousands). Also presented are the pro forma results of operations for the year ended December 31, 2010 and the three months ended March 31, 2010, assuming the acquisition of In-Three occurred on January 1, 2010, and the pro forma results of operations for the year ended December 31, 2009, assuming the acquisition of Digital Domain occurred on January 1, 2009:

	Successor		Predecessor		Successor		Pro Forma
(In Thousands)	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
					(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Revenues	$101,859	$15,582	$48,360	$85,140	$37,904	$17,944	$102,735	$60,000	$18,785
Grant revenues from governmental agencies	3,340	6,800	—	—	653	1,584	3,340	6,800	1,584
Total revenues	105,199	22,382	48,360	85,140	38,557	19,528	106,075	66,800	20,369
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	83,894	11,964	44,554	80,335	30,922	15,220	84,735	53,846	16,061
Depreciation expense	7,349	1,436	5,157	6,278	2,870	1,644	7,414	6,593	1,685
Selling, general and administrative expenses	25,479	5,172	10,929	23,085	10,849	4,251	30,250	16,101	5,570
Amortization of intangible assets	2,935	734	—	—	863	734	3,451	2,929	863
Total costs and expenses	119,657	19,306	60,640	109,698	45,504	21,849	125,850	79,469	24,179
Operating (loss) income	(14,458)	3,076	(12,280)	(24,558)	(6,947)	(2,321)	(19,775)	(12,669)	(3,810)
Other income (expenses):
Interest and investment income	—	—	—	1,102	—	—	—	—	—
Interest and finance expense:
Changes in fair value of warrant and other debt-related liabilities	(24,321)	(296)	(11,932)	12,824	(28,965)	(1,998)	(24,321)	(4,006)	(1,998)
Amortization of discount and issuance costs on notes payable	(3,633)	(644)	(599)	(1,062)	(3,013)	(308)	(3,633)	(3,236)	(308)
Loss on debt extinguishment	—	—	(6,311)	—	—	—	—	(6,311)	—
Interest expense on notes payable	(2,790)	(530)	(1,971)	(1,540)	(731)	(635)	(4,342)	(2,090)	(1,008)
Interest expense on capital lease obligations	(245)	—	(223)	(112)	(89)	(48)	(245)	(223)	(48)
Adjustment of held interest in business combination	—	3,528	—	—	—	—	—	3,528	—
Other income (expense), net	254	122	108	424	1,067	40	(299)	230	(78)
(Loss) income from continuing operations before income taxes	(45,193)	5,256	(33,208)	(12,922)	(38,678)	(5,270)	(52,615)	(24,777)	(7,250)
Income tax provision	25	—	—	—	250	7	25	—	7
(Loss) income from continuing operations	(45,218)	5,256	(33,208)	(12,922)	(38,928)	(5,277)	(52,640)	(24,777)	(7,257)
Loss from discontinued operations – net of tax	—	—	(2,429)	(2,269)	—	—	—	—	—
Gain from sale of discontinued operations – net of tax	—	—	9,241	—	—	—	—	—	—
Net (loss) income before non-controlling interests	(45,218)	5,256	(26,396)	(15,191)	(38,928)	(5,277)	(52,640)	(24,777)	(7,257)
Net (income) loss attributable to non-controlling interests	2,747	2,703	—	—	(197)	2,313	2,747	21,206	2,313
Net (loss) income attributable to Digital Domain Media Group, Inc.	(42,471)	7,959	(26,396)	(15,191)	(39,125)	(2,964)	(49,893)	(3,571)	(4,944)
Preferred stockholders accretion, deemed dividends and income participation	—	—	(889)	(80)	—	—	—	(889)	—
Net income (loss) attributable to common stockholders	$(42,471)	$7,959	$(27,285)	$(15,271)	$(39,125)	$(2,964)	$(49,893)	$(4,460)	$(4,944)
Adjusted EBITDA(1)	$3,322	$6,783	$(3,125)	$(7,129)	$2,696	$1,310	$(1,414)	$2,730	$(9)

The following tables set forth our consolidated statements of operations data and non-GAAP financial data as a percentage of total revenues for each of the periods indicated:

	Successor		Predecessor		Successor		Pro Forma
	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
					(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Revenues	96.8%	69.6%	100.0%	100.0%	98.3%	91.9%	96.9%	89.8%	92.2%
Grant revenues from governmental agencies	3.2%	30.4%	—	—	1.7%	8.1%	3.1%	10.2%	7.8%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	79.7%	53.5%	92.1%	94.4%	80.2%	77.9%	79.9%	80.6%	78.9%
Cost of revenues – depreciation expense	7.0%	6.4%	10.7%	7.4%	7.4%	8.4%	7.0%	9.9%	8.3%
Selling, general and administrative expenses	24.2%	23.1%	22.6%	27.1%	28.1%	21.8%	28.5%	24.1%	27.3%
Amortization of intangible assets	2.8%	3.3%	—	—	2.3%	3.7%	3.3%	4.4%	4.2%
Total costs and expenses	113.7%	86.3%	125.4%	128.9%	118.0%	111.8%	118.7%	119.0%	118.7%
Operating (loss) income	(13.7)%	13.7%	(25.4)%	(28.9)%	(18.0)%	(11.8)%	(18.7)%	(19.0)%	(18.7)%
Other income (expenses):
Interest and investment income	—	—	—	1.3%	—		—	—	—
Interest and finance expense:
Changes in fair value of warrant and other debt-related liabilities	(23.1)%	(1.3)%	(24.7)%	15.1%	(75.1)%	(10.2)%	(22.9)%	(6.0)%	(9.8)%
Amortization of discount and issuance costs on notes payable	(3.5)%	(2.9)%	(1.2)%	(1.2)%	(7.8)%	(1.6)%	(3.4)%	(4.8)%	(1.5)%
Loss on debt extinguishment	—	—	(13.1)%	—	—	—	—	(9.4)%	—
Interest expense on notes payable	(2.7)%	(2.4)%	(4.1)%	(1.8)%	(1.9)%	(3.3)%	(4.1)%	(3.1)%	(4.9)%
Interest expense on capital lease obligations	(0.2)%	—	(0.5)%	(0.1)%	(0.3)%	(0.3)%	(0.2)%	(0.3)%	(0.2)%
Adjustment of held interest in business combination	—	15.8%	—	—	—	—	—	5.3%	—
Other income (expense), net	0.2%	0.6%	0.3%	0.5%	2.7%	0.2%	(0.3)%	0.2%	(0.6)%
(Loss) income from continuing operations before income taxes	(43.0)%	23.5%	(68.7)%	(15.1)%	(100.4)%	(27.0)%	(49.6)%	(37.1)%	(35.7)%
Income tax benefit provision	—	—	—	—	0.6%	—	—	—	—
(Loss) income from continuing operations	(43.0)%	23.5%	(68.7)%	(15.1)%	(101.0)%	(27.0)%	(49.6)%	(37.1)%	(35.7)%
Loss from discontinued operations – net of tax	—	—	(5.0)%	(2.7)%	—	—	—	—	—
Gain from sale of discontinued operations – net of tax	—	—	19.1%	—	—	—	—	—	—
Net (loss) income before non-controlling interests	(43.0)%	23.5%	(54.6)%	(17.8)%	(101.0)%	(27.0)%	(49.6)%	(37.1)%	(35.7)%
Net (income) loss attributable to non-controlling interests	2.6%	12.1%	—	—	(0.5)%	11.8%	2.6%	31.7%	11.4%
Net (loss) income attributable to Digital Domain Media Group, Inc.	(40.4)%	35.6%	(54.6)%	(17.8)%	(101.5)%	(15.2)%	(47.0)%	(5.4)%	(24.3)%
Preferred stockholders accretion, deemed dividends and income participation	—	—	(1.8)%	(0.1)%	—	—	—	(1.3)%	—
Net income (loss) attributable to common stockholders	(40.4)%	35.6%	(56.4)%	(17.9)%	(101.5)%	(15.2)%	(47.0)%	(6.7)%	(24.3)%
Adjusted EBITDA(1)	3.2%	30.3%	(6.5)%	(8.4)%	7.0%	6.7%	(1.4)%	4.1%	(0.0)%

(1) Adjusted EBITDA is one of the principal non-GAAP financial measures by which we measure our financial performance as discussed previously in this prospectus. Set forth below is a reconciliation of Adjusted EBITDA to net income (loss) for the periods indicated:

	Successor		Predecessor		Successor		Pro Forma
(In Thousands)	For the Year Ended December 31, 2010	For the Period January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
					(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) before non-controlling interests	$(45,218)	$5,256	$(26,396)	$(15,191)	$(38,928)	$(5,277)	$(52,640)	$(24,777)	$(7,257)
Add back (reverse) charges (income) pertaining to:
Gain from sale of discontinued operations – net of tax	—	—	(9,241)	—	—	—	—	—	—
Loss from discontinued operations – net of tax	—	—	2,429	2,269	—	—	—	—	—
Loss on extinguishment of debt	—	—	6,311	—	—	—	—	6,311	—
Share-based compensation	1,852	285	843	1,769	4,409	352	1,852	1,128	352
Income tax provision	25	—	—	—	250	7	25	—	7
Interest expense, net	6,668	1,174	2,793	2,714	3,833	991	8,220	5,549	1,364
Interest and investment income	—	—	—	(1,102)	—	—			—
Depreciation expense	7,349	1,436	5,157	6,278	2,870	1,644	7,414	6,593	1,685
Amortization of intangible assets	2,935	734	46	84	863	734	3,451	2,929	863
Changes related to fair value of warrant and other debt-related liabilities	24,321	296	11,932	(12,824)	28,965	1,998	24,321	4,006	1,998
Acquisition-related non-cash adjustments	3,018	1,130	—	—	—	861	3,018	2,400	861
Adjustment of held interest in business combination	—	(3,528)	—	—	—	—	—	(3,528)	—
Other EBITDA Addbacks:
Direct Form S-1 expenses	—	—	—	3,994	434	—	—	—	—
Discontinued management compensation	—	—	—	452	—	—	—	—	—
Loss from discontinued operations – net of tax	—	—	928	2,397	—	—	—	—	—
Other expenses	2,372	—	2,073	2,031	—	—	2,925	2,119	118
Adjusted EBITDA	$3,322	$6,783	$(3,125)	$(7,129)	$2,696	$1,310	$(1,414)	$2,730	$(9)

Explanatory note

We acquired Digital Domain in October 2009. To enhance the understanding of the results of operations for the period from January 7, 2009 (the inception date) through December 31, 2009, we are presenting pro forma results of operations for this period. The unaudited pro forma condensed statement of operations table presented below for the year ended December 31, 2009 gives effect to the following transactions as if they had occurred at the beginning of the fiscal year presented, January 1, 2009: (i) the acquisition on October 15, 2009 by Digital Domain Media Group of Digital Domain, (ii) the repayment of notes payable held by Digital Domain on October 15, 2009, and (iii) the issuance of notes payable issued by our commercial lender (the “Commercial Lender”) on September 30, 2009 and October 15, 2009, which proceeds were used to acquire Digital Domain.

The table below sets forth the results for the period ending December 31, 2009 as if we had acquired Digital Domain as of the beginning of the fiscal year:

	Successor	Predecessor			Pro Forma
(In Thousands, Except Share and Per Share Data)	For the Period January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	Adjustments		For the Year Ended December 31, 2009
Consolidated Statements of Operations Data:			(unaudited)		(unaudited)
Revenues:
Revenues	$15,582	$48,360	$(3,942	)(1)	$60,000
Grant revenues from governmental agencies	6,800	—	—		6,800
Total revenues	22,382	48,360	(3,942)		66,800
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	11,964	44,554	(2,672	)(2)	53,846
Depreciation expense	1,436	5,157	—		6,593
Selling, general and administrative expenses	5,172	10,929	—		16,101
Amortization of intangible assets	734	—	2,195	(3)	2,929
Total costs and expenses	19,306	60,640	(477)		79,469
Operating income (loss)	3,076	(12,280)	(3,465)		(12,669)
Other income (expense):
Interest and financing expenses:
Changes related to fair value of warrant and other debt-related liabilities	(296)	(11,932)	8,222	(4)	(4,006)
Amortization of discount and issuance costs on notes payable	(644)	(599)	(1,993	)(5)	(3,236)
Loss on debt extinguishment	—	(6,311)	—		(6,311)
Interest expense on notes payable	(530)	(1,971)	411	(6)	(2,090)
Interest expense on capital lease obligations	—	(223)	—		(223)
Adjustment of held interest in business combination	3,528	—	—		3,528
Other income, net	122	108	—		230
Income (loss) from continuing operations before income taxes	5,256	(33,208)	3,175		(24,777)
Income tax provision	—	—	—		—
Income (loss) from continuing operations	5,256	(33,208)	3,175		(24,777)
Loss from discontinued operations – net of tax	—	(2,429)	2,429	(7)	—
Gain from sale of discontinued operations – net of tax	—	9,241	(9,241	)(7)	—
Net income (loss) before non-controlling interest	5,256	(26,396)	(3,637)		(24,777)
Net loss attributable to non-controlling interests	2,703	—	18,503	(8)	21,206
Net income (loss) attributable to Digital Domain Media Group, Inc.	7,959	(26,396)	14,866		(3,571)
Preferred stockholders accretion, deemed dividends and income participation	—	(889)	—		(889)
Net income (loss) attributable to common stockholders	$7,959	$(27,285)	$14,866		$(4,460)
Weighted average shares outstanding:
Basic	12,226,107				12,226,107
Diluted	12,769,928			(9)	14,383,656
Net income per share attributable to Digital Domain Media Group, Inc.:
Basic	$0.65				$0.36
Diluted	$0.62				$0.31
Other Financial Data:
Adjusted EBITDA	$6,783	$(3,125)	$(928)		$2,730

(1)	Represents the net cash received for projects as of December 31, 2008, in excess of amounts recognized in the Predecessor’s results of operations as of that date, to which the Successor would not be entitled, less amounts reflected in the Successor’s results of operations above.
(2)	Related to item (1) and represents the amortization of the contractual obligation to perform services as of the balance sheet date of December 31, 2008 for which cash had been received by the Predecessor as of that date, less amounts reflected in the Successor’s results of operations above.
(3)	Amortization of intangible assets with finite lives acquired in the acquisition of Digital Domain on October 15, 2009 as if the acquisition had been consummated January 1. (See Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.)

(4)	Reduction of interest related to the Series B Warrants held by Falcon as if our option to purchase this warrant for $5.0 million entered into October 15, 2009 had been entered into on January 1, 2009. (See Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus.)
(5)	Amortization of discount and issuance costs as if the borrowings from the Commercial Lender had been received on January 1, 2009, and $8.0 million of the invested proceeds from these borrowings was used to reduce Digital Domain’s outstanding debt balance.
(6)	Net interest expense changes as if the borrowings from the Commercial Lender had been received on January 1, 2009, and $8.0 million of the invested proceeds from these borrowings used to reduce Digital Domain’s outstanding debt balance. (See Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus).
(7)	Loss from sale of discontinued operations — net of tax, and gain from sale of discontinued operations — net of tax, as if the operations were not discontinued.
(8)	Amounts charged to non-controlling interest for Digital Domain’s pro forma results of operations prior to the acquisition date of October 15, 2009 as if the acquisition of Digital Domain had occurred on January 1, 2009. (See Note 5 to our Consolidated Financial Statements included elsewhere in this prospectus).
(9)	Diluted weighted average share count is adjusted to reflect the impact as if the warrant issued to our Commercial Lender on September 30, 2009, exercisable into 2.2 million shares of our common stock, had been issued on January 1, 2009.

The following describes certain line items set forth in our consolidated results of operations:

Revenues — Our Feature Films segment derives revenue from a limited number of feature film projects that usually extend over six to 24 months. There are a number of factors that can influence the timing of our revenues and cash flows, including film budgets, and the expected release date of completed works in our Feature Films segment as dictated by our customers. As a result, we may not have control over the timing and mix of individual projects in our Feature Films segment. For example, our customers can elect to accelerate or delay their production schedules based on their perception of the market receptivity for their completed product. Such decisions have historically caused volatility in our reported revenues and expenses as we seek to meet the production schedules of our customers. In addition, revenue generation in our Feature Films segment has tended historically to be cyclical as a result of the film studios’ traditional release cycles. The number of our feature films projects generally reaches its highest level during the first six months of the year, corresponding to the studios’ summer release slate, with the result that revenue generated in this segment tends to be higher in the first two fiscal quarters of the year than in the last two. During the third fiscal quarter of the year, revenue generation in this segment typically decreases, but increases through the fourth fiscal quarter as we work on films scheduled for release during the year-end holiday season.

We also derive a substantial amount of our revenue from our Commercials segment. We typically execute a contract with a brand owner or advertising agency that calls for payment of the contract amount to be paid through the life of the project. A typical television commercial project will range in size from a few hundred thousand dollars to over $2.0 million dollars and will typically take four to 12 weeks to complete. Revenue generation in our Commercials segment also tends to be cyclical, increasing shortly before major live television events such as the Super Bowl, the Academy Awards® telecast, the NBA playoffs and the Summer Olympics. Since many of these live events take place early in the calendar year, the revenue generated in this segment is generally higher during the first two fiscal quarters than in the last two quarters.

A majority of our revenues are derived from fixed-price contracts, which are recognized using the percentage of completion method of accounting. Under the percentage of completion method, revenue is recognized based on the percentage of the total costs incurred compared to the total estimated costs at completion. Delays in production due to customer-imposed factors or our internal resource requirements, as well as unforeseen changes in our customers’ timing, will change how costs are incurred and accordingly will result in revenue being recorded in a period other than as originally anticipated. Since many of our costs are of a fixed nature, incremental changes in revenue can have a significant effect on our reported gross and operating margins and net income or loss.

The recent trend in both our Feature Films and Commercials segments has been in the direction of larger contract sizes. As our management has made a strategic decision to focus increasingly on larger-scale projects in both our Feature Films and Commercials segments, we expect this trend to continue.

In addition, a portion of our revenues are derived from grants from governmental agencies as the applicable conditions for inclusion in revenues are met. Typically, grant payments are received as contractual milestones are met that may or may not result in immediate recognition into our results of operations. Amounts that are not immediately recognized as revenue are recorded in our consolidated balance sheet as deferred revenue from governmental entities.

Cost of revenues — Cost of revenues includes direct compensation, travel, lodging, and employee benefits for project-related personnel and related stock-based compensation expenses, payments to third-party contractors, and other direct project-related expenses. Also included in cost of revenues is an allocation based on a computational percentage of corporate overhead, which includes support salaries and employee benefits and related stock-based compensation expenses, occupancy costs, depreciation and amortization expenses, utilities and other expenses. We review and adjust these standards and computational percentages periodically so as to align them with comparable actual costs incurred.

Selling, general and administrative expenses — Selling, general and administrative expenses include compensation and benefits for corporate service employees and software engineers, expendable computer software and equipment, facilities expenses and other operating expenses not directly related and/or allocable to projects. Additionally, our sales personnel occasionally receive, as part of their compensation packages, periodic and annual bonus/commission incentives.

We expect to incur significant additional expenses as a result of being a public company, including costs to comply with the Sarbanes-Oxley Act of 2002 and other rules and regulations applicable to public companies. We intend to invest appropriate resources to properly manage and control our business, and this investment will likely result in future increases in selling, general and administrative expenses.

Interest and investment income — Our interest and investment income consists of interest earned on our cash, cash equivalents and short-term investments.

Interest and finance expense — Our interest and finance expense consists of interest incurred on our outstanding notes payable and capital leases, increases or decreases in the fair value of our warrant and other debt-related liabilities, and amortization of the discount and issuance costs on our senior secured notes payable. Our warrant and other debt-related liabilities represent the fair value of the conversion features related to our long-term debt, the value of certain warrants deemed not indexed to our stock and other warrants which can be settled for cash at the discretion of the holder upon the occurrence of certain conditions. All such features are adjusted to fair value at the end of each reporting period.

Other income (expense) — Our other income (expense) includes other miscellaneous income (expense) items.

Year Ended December 31, 2010 Pro Forma Compared to Year Ended December 31, 2009 Pro Forma

Explanatory Note — The results of operations for the year ended December 31, 2010 on a pro forma basis present our consolidated results of operations as if the acquisition of In-Three occurred on January 1, 2010. The results of operations for the year ended December 31, 2009 on a pro forma basis present our consolidated results of operations as if the acquisition of an effective controlling interest in Digital Domain occurred on January 1, 2009.

General Overview

Summaries of our pro forma operating results for the year ended December 31, 2010 and for the year ended December 31, 2009 are set forth in the following table:

	Pro Forma
	For the Year Ended
(In Thousands)	December 31, 2010	December 31, 2009
	(Successor) (Unaudited)	(Successor) Unaudited)
Revenues	$102,735	$60,000
Grant revenues from governmental agencies	3,340	6,800
Total revenues	106,075	66,800
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	84,735	53,846
Depreciation expense	7,414	6,593
Selling, general and administrative expenses	30,250	16,101
Amortization of intangible assets	3,451	2,929
Total costs and expenses	125,850	79,469
Operating loss	(19,775)	(12,669)
Other expenses:
Changes in fair value of warrant and other debt-related liabilities	(24,321)	(4,006)
Amortization of discount and issuance costs on notes payable	(3,633)	(3,236)
Loss on debt extinguishment	—	(6,311)
Interest expense on notes payable	(4,342)	(2,090)
Interest expense on capital lease obligations	(245)	(223)
Adjustment of held interest in business combination	—	3,528
Other income (expense), net	(299)	230
Loss from continuing operations before income taxes	(52,615)	(24,777)
Income tax provision	25	—
Net loss before non-controlling interests	(52,640)	(24,777)
Adjusted for net loss of subsidiary attributable to non-controlling interests	2,747	21,206
Net loss attributable to Digital Domain Media Group, Inc.	(49,893)	(3,571)
Preferred stockholders accretion, deemed dividends and income participation	—	(889)
Net loss attributable to common stockholders	$(49,893)	$(4,460)

Revenues — Revenues increased 58.8% from $66.8 million in 2009 to $106.1 million in 2010. This improvement was driven by an increase in our Feature Films segment revenues from $50.6 million to $83.5 million between the periods, reflecting an increase in the average size of the projects completed during 2010. The pro forma revenues for the year ended December 31, 2010 includes In-Three feature film revenues of $0.9 million. Also impacting the 2009 pro forma results was a $6.6 million reduction in revenues from the effect of advanced billing valuation adjustments recorded upon our acquisition of Digital Domain, substantially all of which related to feature film projects. The improvement in revenues between the periods was also driven by an increase in revenues from advertising projects from $9.4 million in 2009 to $19.2 million in 2010, reflecting the general improvement in the U.S. economy in 2010 and the resulting increase in advertising spending, coupled with the launch of Mothership in 2010, which allowed us to offer a number of additional services for advertisers. These revenue increases were partially offset by a reduction in grant revenue from government agencies from $6.8 million in 2009 to $3.3 million in 2010.

Cost of revenues, excluding depreciation and amortization — Cost of revenues, excluding depreciation and amortization, increased from $53.8 million in 2009 to $84.7 million in 2010. Cost of revenues, excluding depreciation and amortization, for these pro forma periods was similar at 79.9% and 80.6% of revenues for 2010 and 2009, respectively. During 2010, we increased our personnel and personnel-related costs as we increased the scale of our business, yet our cost of revenues, excluding depreciation and amortization, as a percentage of revenues remained consistent. Our cost of revenues excluding depreciation and amortization can vary greatly, as a percentage of revenues depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Cost of revenues, excluding depreciation and amortization, for the 2010 pro forma period includes $0.8 million related to the business of In-Three.

Depreciation expense — Depreciation expense increased from $6.6 million in 2009 to $7.4 million in 2010. The increase reflects the overall increase in capital expenditures during the 2010 period under our grant from the city of Port St. Lucie, Florida. See “— Liquidity and Capital Resources” below for further discussion.

Selling, general and administrative expenses — Selling, general and administrative expenses increased from $16.1 million in 2009 to $30.3 million in 2010. Because our operations commenced in 2009 and we had nominal operating expenses prior to our acquisition of Digital Domain in October 2009, the increase in our selling, general and administrative expenses was primarily driven by our investment in growth strategies, which have not produced revenues in 2010, including establishment of our animation studio in Florida, and, to a lesser extent DDI and our digital studio in Vancouver, Canada. Further, selling, general and administrative expenses for the 2010 period include $4.8 million related to the business of In-Three.

Amortization of intangible assets — Amortization of intangible assets increased from $2.9 million in 2009 to $3.5 million in 2010. This increase was driven by the amortization of intangible assets related to the acquisition of In-Three in the pro forma 2010 period.

Changes in fair value of warrant and other debt-related liabilities — Warrant liabilities are established in connection with debt transactions and are adjusted to fair value for each financial reporting period. Changes in fair value of warrant and other debt-related liabilities increased from $4.0 million in 2009 to $24.3 million in 2010, due to warrants issued to potential lenders and business partners on March 31, 2010, and in connection with new financings that occurred during 2010 and changes in fair value subsequent to the issuance of the warrants.

Amortization of discount and issuance costs on notes payable; loss on debt extinguishment, and interest expense — Amortization of discount and issuance costs on notes payable increased from $3.2 million in 2009 to $3.6 million in 2010 due to the increase in debt discounts and deferred debt issue costs related to financings that occurred in 2010. We recognized a loss on debt extinguishment of $6.3 million in the pro forma year ended December 31, 2009 due to loan modifications on notes payable issued by Digital Domain. Interest expense on notes payable increased by $2.2 million on a year-to-year basis, which is attributable to the additional financings that occurred in 2010.

The composition of all interest and financing expenses for these periods is detailed below:

	Pro Forma
	For the Year Ended
(In Thousands)	December 31, 2010	December 31, 2009
	(Successor) (Unaudited)	(Successor) (Unaudited)
Change in fair value of warrant and other debt-related liabilities	$24,321	$4,006
Amortization of discount and issuance costs on notes payable	3,633	3,236
Loss on debt extinguishment	—	6,311
Interest expense on notes payable	4,342	2,090
Interest expense on capital lease obligations	245	223
Total interest and financing expenses	$32,541	$15,866

Adjustment of held interest in business combination — Adjustment of held interest in business combination reflects the $3.5 million gain the Company realized in connection with the acquisition during the year ended December 31, 2009 of certain shares of Common Stock in Digital Domain. No such gain was recognized during the year ended December 31, 2010.

Net loss attributable to non-controlling interests — The adjustment to non-controlling interests decreased from $21.2 million for the 2009 pro forma period to $2.7 million for the 2010 pro forma period due to improving results of operations of Digital Domain and the increase in our ownership percentage of Digital Domain in 2010.

Net loss attributable to common stockholders — The net loss attributable to common stockholders for the 2010 pro forma period was $49.9 million compared to $4.5 million for the 2009 pro forma period, primarily due to the $16.7 million increase in interest expense discussed above, the loss of $7.0 million from the inclusion of the pro forma results of operations of In-Three (see “Unaudited Pro Forma Financial Information”) and the growth of our infrastructure as discussed above.

Year Ended December 31, 2010 Compared to the Period From January 7, 2009 (the Inception Date) Through December 31, 2009

The following table shows the results of operations for the year ended December 31, 2010 and the period from January 7, 2009 (the inception date) through December 31, 2009 (the “Consolidated 2009 Period”):

(In Thousands)	Year Ended December 31, 2010	For the Period January 7, (the Inception Date) Through December 31, 2009
	(Successor)	(Successor)
Revenues:
Revenues	$101,859	$15,582
Grant revenues from governmental agencies	3,340	6,800
Total revenues	105,199	22,382
Cost and expenses:
Cost of revenues, excluding depreciation and amortization	83,894	11,964
Depreciation expense	7,349	1,436
Selling, general and administrative expenses	25,479	5,172
Amortization of intangible assets	2,935	734
Total costs and expenses	119,657	19,306
Operating (loss) income	(14,458)	3,076
Other income and expenses:
Changes related to fair value of warrant and other debt-related liabilities	(24,321)	(296)
Amortization of discount and issuance costs on notes payable	(3,633)	(644)
Interest expense on notes payable	(2,790)	(530)
Interest expense on capital lease obligations	(245)	—
Adjustment of held interest in business combination	—	3,528
Other income, net	254	122
(Loss) income from continuing operations before income taxes	(45,193)	5,256
Income tax expense	25	—
(Loss) income from continuing operations	(45,218)	5,256
Adjusted for net loss of subsidiary attributable to non-controlling interests (Successor)	2,747	2,703
Net (loss) income (Successor)	$(42,471)	$7,959

Revenues — Revenues increased from $22.4 million in 2009 to $105.2 million in 2010. The revenues for the Consolidated 2009 Period include $15.6 million from Digital Domain for the period from the acquisition date of October 15, 2009 through December 31, 2009. Digital Domain’s revenue for the year ended December 31, 2010 was $101.9 million. This revenue increase was partially offset by a reduction in grant revenue from government agencies from $6.8 million in 2009 to $3.3 million in 2010.

Cost of revenues, excluding depreciation and amortization — Cost of revenues, excluding depreciation and amortization, increased from $12.0 million in 2009 to $83.9 million in 2010. Cost of revenues, excluding depreciation and amortization, as a percentage of Digital Domain revenues for these periods was 82.4% and 76.8% for 2010 and the Consolidated 2009 Period, respectively. During 2010, we increased our personnel and personnel-related costs as we increased the scale of our business, yet our cost of revenues, excluding depreciation and amortization, as a percentage of revenues remained relatively consistent. Our cost of revenues excluding depreciation and amortization can vary greatly as a percentage of revenues depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment.

Depreciation expense — Depreciation expense increased from $1.4 million in 2009 to $7.3 million in 2010, when compared on a period to period basis. The increase reflects the overall increase in capital expenditures during the 2010 period under the Port St Lucie grant and the inclusion of the results for Digital Domain for the full year in 2010. See “— Liquidity and Capital Resources” below for further discussion.

Selling, general and administrative expenses — Selling, general and administrative expenses increased from $5.2 million in 2009 to $25.5 million in 2010 between the periods. Because our operations commenced in 2009 and we had nominal operating expenses prior to our acquisition of Digital Domain in October 2009, the increase in our selling, general and administrative expenses was primarily driven by our investment in growth strategies, which have not produced revenues in 2010, including our animation studio in Florida, and, to a lesser extent DDI and our digital studio in Vancouver, Canada.

Amortization of intangible assets — Amortization of intangible assets increased from $0.7 million in 2009 to $2.9 million in 2010 as we amortized intangible assets recognized at the acquisition of Digital Domain for an entire year in 2010.

Changes related to fair value of warrant and other debt-related liabilities — Warrant liabilities are established in connection with debt transactions and are adjusted to fair value for each financial reporting period. Changes related to fair value of warrant and other debt-related liabilities increased from $0.3 million in 2009 to $24.3 million in 2010, due to warrants issued during 2010 and changes in the fair value of warrants during 2010 subsequent to the issuance of the warrants.

Amortization of discount and issuance costs on notes payable and interest expense — Amortization of discount and issuance costs on notes payable increased from $0.6 million in 2009 to $3.6 million in 2010 due to the increase in debt discounts and deferred debt issue costs related to financings that occurred in 2010, as well as amortizing Digital Domain’s debt discount and issue costs for an entire year in 2010. Interest expense on notes payable increased by $2.2 million, which is attributable to the additional financings that occurred in 2010 and recognizing a full year of interest expense for Digital Domain in 2010.

Adjustment of held interest in business combination — Adjustment of held interest in business combination reflects the $3.5 million gain the Company realized in connection with the acquisition during the Consolidated 2009 Period of certain shares of Common Stock in Digital Domain. No such gain was recognized during the year ended December 31, 2010.

Net loss attributable to non-controlling interests — The adjustment to non-controlling interests was constant for both periods at $2.7 million.

Net loss — The net loss for the year ended December 31, 2010 was $42.5 million compared to net income of $8.0 million for the Consolidated 2009 period. This was the result of growing the infrastructure of our operations, the $24.0 increase in the changes related to fair value of warrant and other debt-related liabilities, and an increase of $5.5 million in depreciation expense, $2.2 million of amortization expense and $1.9 million of share-based compensation.

Nine Months Ended September 30, 2009 (Predecessor)

The following table presents results of operations for the Predecessor entity for the nine months ended September 30, 2009:

(In Thousands)	Nine Months Ended September 30, 2009
(Predecessor)
Revenues:
Revenues	$48,360
Total revenues	48,360
Costs and expenses:
Costs of revenues, excluding depreciation and amortization	44,554
Depreciation expense	5,157
Selling, general and administrative expenses	10,929
Total costs and expenses	60,640
Operating loss	(12,280)
Other income and expenses:
Changes related to fair value of warrant and other debt-related liabilities	(11,932)
Amortization of discount and issuance costs on notes payable	(599)
Loss on debt extinguishment	(6,311)
Interest expense on notes payable	(1,971)
Interest expense on capital lease obligations	(223)
Other income, net	108
Loss from continuing operations before income taxes	(33,208)
Income tax expense	—
Loss from continuing operations	(33,208)
Loss from discontinued operations – net of tax	(2,429)
Gain from sale of discontinued operations – net of tax	9,241
Net loss (Predecessor)	$(26,396)

Revenues — Revenues were $48.4 million. Revenues from our features film segment totaled $41.6 million, and revenues from our commercials segment totaled $6.8 million.

Cost of revenues, excluding depreciation and amortization — Cost of revenues, excluding depreciation and amortization, totaled $44.6 million. These costs represented 92.1% of revenues.

Depreciation expense — Depreciation expense was $5.2 million in the nine months ended September 30, 2009. During this period, Digital Domain increased its spending on its technological infrastructure.

Selling, general and administrative expenses — Selling, general and administrative expenses aggregated $10.9 million for this period. Included in this period was a charge for $2.0 million representing certain litigation expenses recorded by Digital Domain (see Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus).

Changes related to fair value of warrant and other debt-related liabilities — Warrant liabilities are established in connection with debt transactions and are adjusted to fair value for each financial reporting period. Digital Domain recognized a charge of $11.9 million related to an increase in the fair value of these warrant liabilities during this period.

Amortization of discount and issuance costs on notes payable; loss on debt extinguishment, and interest expense — Digital Domain recognized amortization of discount and issuance costs on notes payable of $0.6 million. It also recognized a loss on debt extinguishment in this period due to loan modifications on

Digital Domain’s notes payable (see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus). Interest expense on notes payable aggregated $2.0 million in the nine months ended September 30, 2009.

The composition of all interest and financing expenses for the nine months ended September 30, 2009 is detailed below (in thousands):

Changes related to fair value of warrant and other debt-related liabilities	$11,932
Amortization of discount and issuance costs on notes payable	599
Loss on debt extinguishment	6,311
Interest expense on notes payable	1,971
Interest expense on capital lease obligations	223
Total interest and financing expenses	$21,036

Loss from discontinued operations, net of tax — During 2008, Digital Domain committed to a plan to sell its indirect wholly-owned subsidiary, The Foundry. We have classified the operating results of The Foundry for the 2009 and 2008 periods as discontinued operations of Digital Domain. The loss from discontinued operations, net of tax, was $2.4 million. Digital Domain completed the sale of The Foundry on June 2, 2009, resulting in a gain from sale of discontinued operations, net of tax, of $9.2 million in the 2009 period. The net profit from discontinued operations for this period was $6.8 million (see Note 20 to our Consolidated Financial Statements included elsewhere in this prospectus).

Net loss — Digital Domain recognized a net loss in the nine months ended September 30, 2009 of $26.4 million. This amount includes an increase in the fair value of warrant liabilities of $11.9 million, a loss on debt extinguishment of $6.3 million and a net profit from discontinued operations of $6.8 million, all as discussed above.

Year Ended December 31, 2009 Pro Forma Compared to Year Ended December 31, 2008

Explanatory Note — The results of operations for the year ended December 31, 2009 on a pro forma basis present our consolidated results of operations as if our acquisition of an effective controlling interest in Digital Domain occurred on January 1, 2009. The results of operations for the year ended December 31, 2008 present the consolidated results of operations of Digital Domain (Predecessor).

General Overview

Summaries of our operating results for the year ended December 31, 2009 pro forma and of Digital Domain for the year ended December 31, 2008 are set forth in the following table:

	Pro Forma
(In Thousands)	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
	(Successor) (Unaudited)	(Predecessor)
Revenues:
Revenues	$60,000	$85,140
Grant revenues from governmental agencies	6,800	—
Total revenues	66,800	85,140
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	53,846	80,335
Depreciation expense	6,593	6,278
Selling, general and administrative expenses	16,101	23,085
Amortization of intangible assets	2,929	—
Total costs and expenses	79,469	109,698
Operating loss	(12,669)	(24,558)
Other expenses:
Interest and investment income	—	1,102
Changes related to fair value of warrant and other debt-related liabilities	(4,006)	12,824
Amortization of discount and issuance costs on notes payable	(3,236)	(1,062)
Loss on debt extinguishment	(6,311)	—
Interest expense on notes payable	(2,090)	(1,540)
Interest expense on capital lease obligations	(223)	(112)
Adjustment of held interest in business combination	3,528	—
Other income, net	230	424
Loss from continuing operations before income taxes	(24,777)	(12,922)
Income tax provision	—	—
Loss from continuing operations	(24,777)	(12,922)
Loss from discontinued operations – net of tax	—	(2,269)
Net loss before non-controlling interests	(24,777)	(15,191)
Adjusted for net loss of subsidiary attributable to non-controlling interests	21,206	—
Net loss attributable to Digital Domain Media Group, Inc.	(3,571)	(15,191)
Preferred stockholders accretion, deemed dividends and income participation	(889)	(80)
Net loss attributable to common stockholders	$(4,460)	$(15,271)

Revenues — Revenues declined from $85.1 million in the 2008 period to $66.8 million in the 2009 period. This decline includes a $6.6 million reduction in revenues in 2009 from the effect of advanced billing valuation adjustments recorded upon our acquisition of Digital Domain, substantially all of which related to feature film projects. Before the effect of these adjustments, Digital Domain’s revenue from feature film projects declined from $62.4 million in the 2008 period to $57.2 million in the 2009 period due to a delay in the ramp-up of its work on certain projects in the second half of 2009. In addition, Digital Domain’s revenue from advertising projects declined from $21.5 million in the 2008 period to $9.4 million in the 2009 period due to a reduction in advertising spending during the recession in the U.S and Europe.

Cost of revenues, excluding depreciation and amortization — Cost of revenues, excluding depreciation and amortization, declined from $80.3 million in the 2008 period to $53.8 million in the 2009 period, representing 94.4% and 80.6% of revenues, respectively. This improvement represents an overall improvement in operating efficiency including more effective utilization of our staff and a reduction in the use of overtime to complete projects, and a $4.2 million reduction in cost of sales during the 2009 pro forma period associated with the effect of advanced billing valuation adjustments recorded upon our acquisition of Digital Domain, substantially all of which related to feature film projects, as well as the recognition of $6.8 million of grant revenue in the 2009 period.

Depreciation expense — Depreciation expense was relatively constant, increasing from $6.3 million in the 2008 period to $6.6 million in the 2009 period. This increase primarily reflects spending by Digital Domain to enhance its technological infrastructure.

Selling, general and administrative expenses — Selling, general and administrative expenses declined from $23.1 million in the 2008 period to $16.1 million in the 2009 period. This improvement reflects a reduction in overhead staff and $6.5 million of non-recurring costs incurred in 2008, including $4.0 million in an attempt by Digital Domain to complete an initial public offering, and $1.5 million related to litigation.

Amortization of intangible assets — In the pro forma 2009 period, we amortized $2.9 million of intangible assets established in connection with the acquisition of Digital Domain.

Changes related to fair value of warrant and other debt-related liabilities — Changes related to fair value of warrant and other debt-related liabilities declined from a reduction in the fair value of $12.8 million for the 2008 period to an increase of fair value of warrants of $4.0 million in the 2009 period. This change was caused by the change in the fair value of the put rights associated with our warrants and by our receipt in 2009 of an option to acquire the Series B Warrants for a fixed price of $5.0 million.

Amortization of discount and issuance costs on notes payable; loss on debt extinguishment, and interest expense — Amortization of discount and issuance costs on notes payable increased from $1.1 million in the 2008 period to $3.2 million in the 2009 period due to the pro forma results including interest expense from the loan from the Commercial Lender beginning in January 1, 2009, resulting in increased amortization of $2.0 million. We recognized a loss on debt extinguishment of $6.3 million in the 2009 period due to loan modifications on Digital Domain’s notes payable (see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus). Interest expense on notes payable increased from $1.5 million in the 2008 period to $2.1 million in the 2009 period due to increased levels of indebtedness.

The composition of all interest and financing expense (income) for these periods is detailed below:

(In Thousands)	Pro Forma Year Ended December 31, 2009	Actual Year Ended December 31, 2008
	(Successor) (Unaudited)	(Predecessor)
Change in fair value of warrant and other debt-related liabilities	$4,006	$(12,824)
Amortization of discount and issuance costs on notes payable	3,236	1,062
Loss on debt extinguishment	6,311	—
Interest expense on notes payable	2,090	1,540
Interest expense on capital lease obligations	223	112
Total interest and financing expense (income)	$15,866	$(10,110)

Loss from discontinued operations, net of tax — During 2008, Digital Domain committed to a plan to sell its indirect wholly-owned subsidiary, The Foundry. We have classified the operating results of The Foundry for 2008 as discontinued operations of Digital Domain. The loss from discontinued operations, net of tax, was $2.3 million in 2008 (see Note 20 to our Consolidated Financial Statements included elsewhere in this prospectus).

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010 (Unaudited)

Summaries of our operating results for the three months ended March 31, 2011 and 2010 are set forth in the following table:

	Successor
	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
(In Thousands)	(Unaudited)
Revenues	$37,904	$17,944
Grant revenues from governmental agencies	653	1,584
Total revenues	38,557	19,528
Costs and expenses:
Cost of revenues, excluding depreciation and amortization expense	30,922	15,220
Depreciation expense	2,870	1,644
Selling, general and administrative expenses	10,849	4,251
Amortization of intangible assets	863	734
Total costs and expenses	45,504	21,849
Operating loss	(6,947)	(2,321)
Other income (expenses):
Interest and finance expense:
Changes in fair value of warrant and other debt-related liabilities	(28,965)	(1,998)
Amortization of discount and issuance costs on notes payable	(3,013)	(308)
Interest expense on notes payable	(731)	(635)
Interest expense on capital lease obligations	(89)	(48)
Other income (expense), net	1,067	40
Loss from continuing operations before income taxes	(38,678)	(5,270)
Income tax provision	250	7
Net loss before non-controlling interests	(38,928)	(5,277)
Net (income) loss attributable to non-controlling interests	(197)	2,313
Net loss attributable to common stockholders	$(39,125)	$(2,964)

Revenues — Revenues increased $19.0 million, or 97.4%, to $38.6 million for the three months ended March 31, 2011 from $19.5 million for the same period of the prior year. Revenue from our Feature Films segment increased $18.4 million, or 139.2%, to $31.6 million from $13.2 million over these respective periods. This was due primarily to four major film projects for which we recognized revenue during the three months ended March 31, 2011, compared to one major film project for which we recognized revenue during the three months ended March 31, 2010.

Revenue from our Commercials segment increased $1.5 million, or 33.2%, to $6.2 million for the three months ended March 31, 2011 from $4.7 million for the same period of the prior year. This increase was due primarily to revenue of $2.8 million recognized for one project during the three months ended March 31, 2011.

The $19.9 million combined increase in revenue from our Feature Film and Commercials segments over these periods was partially offset by a decrease in grant revenue recognized of $0.9 million in the three months ended March 31, 2011, as compared to the same period in the prior year.

Cost of revenues, excluding depreciation and amortization expense —  Our cost of revenues, excluding depreciation and amortization expense, can vary greatly as a percentage of revenues depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Cost of revenues, excluding depreciation and amortization expense, increased $15.7 million, or 103.2%, to $30.9 million for the three months ended March 31, 2011 from $15.2 million in the same period of the prior year. Our cost of revenues improved, as a percentage of revenues, to 80.2% during the three months ended March 31, 2011 from 82.8% during the three months ended March 31, 2010. During the three months ended March 31, 2011, we benefited from the infrastructure that was built in 2010. This infrastructure allows us to increase our personnel and personnel-related costs as we increase the scale of our business, yet our cost of revenues, excluding depreciation and amortization expense, as a percentage of revenues remains consistent or decreases due to overall improvements in operating efficiency and economies of scale associated with our increase in revenues.

Depreciation expense — Depreciation expense increased $1.2 million, or 74.6%, to $2.9 million for the three months ended March 31, 2011 from $1.6 million for the same period of the prior year. Our average balance of depreciable fixed assets increased $18.3 million, or 135.4%, to $31.9 million during the three months ended March 31, 2011 from $13.5 million for the same period of the prior year. This increase was due to the growth of the infrastructure of our production business and our operations in Florida. We accelerated depreciation expense by $0.3 million during the three months ended March 31, 2011 upon vacating a leased space (see discussion of Other income below).

Selling, general and administrative expenses — Selling, general and administrative expenses increased $6.5 million, or 151.1%, to $10.8 million for the three months ended March 31, 2011 from $4.3 million for the same period of the prior year. Of this increase, stock option compensation expense increased $4.1 million for the three months ended March 31, 2011 to $4.4 million, primarily related to stock options granted to an executive that vested immediately, resulting in stock option compensation expense of $3.3 million. The remaining increase in stock option compensation expense of $0.8 million was due to an increased number of participants in our stock option plan.

Payroll-related expense increased $2.1 million, or 179.3%, to $3.3 million for the first quarter of 2011 from $1.2 million for the same period of the prior year. This increase is primarily due to the growth in our infrastructure that began in 2010.

Rent and occupancy costs increased $0.7 million during the three months ended March 31, 2011 due to additional space that we leased to support the expansion of our infrastructure. Professional fees for accounting, legal and consultants increased $0.4 million during the three months ended March 31, 2011, primarily due to costs expensed in connection with preparing for our public offering.

Changes in fair value of warrant and other debt-related liabilities — During the three months ended March 31, 2011, we recognized $29.0 million of interest expense for the change in fair value of warrant liabilities. This increase in the fair value of warrant and other debt-related liabilities was caused by a combination of an increase in the value of our company as well as the increased likelihood of a public offering.

During the three months ended March 31, 2010, we recognized $2.0 million of interest expense related to warrants and other debt-related liabilities. This included $1.6 million for the fair value of warrants issued to two potential business partners during this period and $0.4 million attributable to change in the fair value of the Digital Domain Series C and Series D Warrants.

Amortization of discount and issuance costs on notes payable and interest expense on notes payable — Amortization of discount and issuance costs on notes payable increased from $0.3 million for the three months ended March 31, 2010 to $3.0 million for the three months ended March 31, 2011. Amortization of debt discounts accounted for $2.2 million of this increase and amortization of deferred debt issue costs accounted for $0.5 million of the remaining increase. These increases were primarily due to amortization of debt discounts and debt issue costs that originated in connection with the Palm Beach Capital financings that occurred in the last three months of 2010 (see Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus).

Interest expense on notes payable increased $0.1 million to $0.7 million for the three months ended March 31, 2011 from $0.6 million for the same period of the prior year. Interest expense for the Palm Beach Capital financings added $0.3 million in interest expense for the three months ended March 31, 2011. This increase was offset by a reduction in interest expense related to the Falcon Notes, as these notes were paid off in full in the fourth quarter of 2010.

The composition of all interest and financing expenses for these periods are detailed below:

(In Thousands)	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(Unaudited)
Change in fair value of warrant and other debt-related liabilities	$28,965	$1,998
Amortization of discount and issuance costs on notes payable	3,013	308
Interest expense on notes payable	731	635
Interest expense on capital lease obligations	89	48
Total interest expense	$32,798	$2,989

Other income (expense), net — In January 2011, we entered into an agreement with a third party to vacate certain space before the expiration of the operating leases for that space. This agreement called for us to receive $1.0 million immediately, $0.3 million if we vacated the space by April 2011 and a final payment if we vacate the space by November 2011. During the three months ended March 31, 2011, we received the $1.0 million payment. We subsequently received the $0.3 million payment in April 2011.

Net (income) loss attributable to non-controlling interests — During the three months ended March 31, 2011 and 2010, we owned 81.0% and 24.0% of Digital Domain’s issued and outstanding shares of common stock, respectively. Therefore, the non-controlling interests’ portion of Digital Domain’s net income (loss) was 19.0% and 76.0% for these periods, respectively. For the three months ended March 31, 2011, Digital Domain’s net income was $1.0 million, of which the non-controlling interest portion was $0.2 million. For the three months ended March 31, 2010, Digital Domain’s net loss was $3.0 million, of which the non-controlling interest portion was $2.3 million.

Three Months Ended March 31, 2011 Compared to Pro Forma Three Months Ended March 31, 2010 (Unaudited)

Explanatory Note – The results of operations for the pro forma three months ended March 31, 2010 present on a pro forma basis our consolidated results of operations as if the acquisition of In-Three occurred on January 1, 2010.

General Overview

Summaries of our operating results for the three months ended March 31, 2011 and pro forma for the three months ended March 31, 2010 are set forth in the following table:

	Successor	Pro Forma
(In Thousands)	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
	(Unaudited)
Revenues:	$37,904	$18,785
Grant revenues from governmental agencies	653	1,584
Total revenues	38,557	20,369
Costs and expenses:
Cost of revenues, excluding depreciation and amortization expenses	30,922	16,061
Depreciation expense	2,870	1,685
Selling, general and administrative expenses	10,849	5,570
Amortization of intangible assets	863	863
Total costs and expenses	45,504	24,179
Operating loss	(6,947)	(3,810)
Other income (expenses):
Interest and finance expense:
Changes in fair value of warrant and other debt-related liabilities	(28,965)	(1,998)
Amortization of discount and issuance costs on notes payable	(3,013)	(308)
Interest expense on notes payable	(731)	(1,008)
Interest expense on capital lease obligations	(89)	(48)
Other income (expense), net	1,067	(78)
Loss from continuing operations before income taxes	(38,678)	(7,250)
Income tax provision	250	7
Net loss before non-controlling interests	(38,928)	(7,257)
Net (income) loss attributable to non-controlling interests	(197)	2,313
Net loss attributable to common stockholders	$(39,125)	$(4,944)

Revenues — Revenues increased $18.2 million, or 89.3%, to $38.6 million for the first quarter of 2011 from $20.4 million for the pro forma first quarter of 2010. Revenue from the Feature Films segment increased $17.5 million, or 124.9%, to $31.6 million from $14.1 million over these respective periods. This was due primarily to four major film projects for which we recognized revenue for the three months ended March 31, 2011 compared to one major film project for the pro forma three months ended March 31, 2010. In-Three’s revenues were $0.8 million for the pro forma first quarter of 2010.

Commercials revenue increased $1.5 million, or 33.2%, to $6.2 million for the first quarter of 2011 from $4.7 million for the comparable pro forma period of the prior year. This increase was due primarily to revenue recognized for one project aggregating $2.8 million during the three months ended March 31, 2011.

The $19.0 million combined increase in Feature Film and Commercial revenue was partially offset by a decrease in grant revenue recognized of $0.9 million over the two periods.

Cost of revenues, excluding depreciation and amortization expenses — Our cost of revenues excluding depreciation and amortization expenses, can vary greatly as a percentage of revenues depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Cost of revenues, excluding depreciation and amortization expenses, increased $14.9 million, or 93.1%, to $30.9 million for the first quarter of 2011 from $16.0 million for the pro forma first quarter of 2010. Such cost of revenues improved to 80.2% during the first quarter of 2011 from 78.9% of revenues during the comparable pro forma period of the prior year. During the first quarter of 2011, we benefited from the infrastructure that was built in 2010. This infrastructure allows us to increase our personnel and personnel-related costs as we increase the scale of our business, yet our cost of revenues, excluding depreciation and amortization expenses, as a percentage of revenues remains consistent or decreases due to overall improvements in operating efficiency and economies of scale associated with our increase in revenues. Additionally, cost of revenues for the In-Three business in the pro forma first quarter of 2010 were $0.8 million, which amounted to 100% of related revenues.

Depreciation Expense — Depreciation expense increased $1.2 million, or 70.3%, to $2.9 million for the first quarter of 2011 from $1.7 million for the pro forma first quarter of 2010. The average depreciable fixed assets increased $18.1 million, or 135.4%, to $31.9 million during the three months ended March 31, 2011 from $13.5 million for the comparable pro forma period of the prior year. This increase was due to the growth of the infrastructure of the production business and our operations in Florida.

Selling, general and administrative expenses — Selling, general and administrative expenses increased $5.2 million, or 92.9%, to $10.8 million for the first quarter of 2011 from $5.6 million for the comparable pro forma period of the prior year. Of this increase, stock option compensation expense increased $4.1 million to $4.4 million over these two periods, primarily related to stock options granted during the first quarter of 2011 to an executive that vested immediately, resulting in stock option compensation expense of $3.3 million. The remaining increase in stock option compensation expense of $0.8 million was due to the increased number of participants in the stock option plan in the 2011 period.

Payroll–related expense increased $2.1 million, or 179.3%, to $3.3 million for the first quarter of 2011 from $1.2 million for the comparable pro forma period of the prior year. This increase is primarily due to the growth in infrastructure that occurred in 2010.

Rent and occupancy costs increased $0.7 million over these two periods due to increased space rented due to the expansion of our infrastructure. Professional fees for accounting, legal and consultants increased $0.4 million over these two periods, primarily due to costs expensed in connection with our public offering.

Selling, general and administrative expenses for the In-Three business were for $1.3 million for the pro forma first quarter of 2010.

Issuances of and changes in fair value of warrant and other debt-related liabilities — During the three months ended March 31, 2011, we recognized $29.0 million of interest expense for the change in fair value of warrant liabilities. This increase in the fair value of warrant and other debt-related liabilities was caused by a combination of an increase in the value of our company as well as the increased likelihood of a public offering.

During the pro forma three months ended March 31, 2010, we recognized $2.0 million of interest expense related to warrants and other debt-related liabilities. This included $1.6 million for the fair value of warrants issued to two potential business partners during this period. The change in the fair value of the Series C and Series D Warrants during this period added $0.4 million of interest expense.

Amortization of discount and issuance costs on notes payable and interest expense on note payable — Amortization of discount and issuance costs on notes payable increased from $0.3 million for the pro forma three months ended March 31, 2010 to $3.0 million for the three months ended March 31, 2011. Amortization of debt discounts accounted for $2.2 million of this increase and amortization of deferred debt issue costs accounted for $0.5 million of the remaining increase. These increases were primarily due to amortization of debt discounts and debt issue costs that originated in connection with the Palm Beach Capital financings that occurred in the last three months of 2010 (see Note 14 to our Consolidated Financial Statements included elsewhere in this Prospectus).

Interest expense on notes payable decreased $0.3 million to $0.7 million for the three months ended March 31, 2011 from $1.0 million for the pro forma first quarter of 2010. Interest expense for the Palm Beach Capital financing added $0.3 million in interest expense for the first quarter of 2011. This increase was offset by a reduction in interest expense related to the Falcon Notes, as these notes were paid off in full in the fourth quarter of 2010. Additionally, the pro forma first quarter of 2010 included $0.4 million of interest expense on debt of In-Three. There was no such debt in the first quarter of 2011.

The composition of all interest and financing expenses for these periods is detailed below:

(In Thousands)	Three Months Ended March 31, 2011	Pro Forma Three Months Ended March 31, 2010
	(Unaudited)
Change in fair value of warrant and other debt-related liabilities	$28,965	$1,998
Amortization of discount and issuance costs on notes payable	3,013	308
Interest expense on notes payable	731	1,008
Interest expense on capital lease obligations	89	48
Total interest expense	$32,798	$3,362

Other income — In January 2011, we entered into an agreement with a third party to vacate certain space before the expiration of the operating leases for that space. This agreement called for us to receive $1.0 million immediately, $0.3 million if we vacated the space by April 2011 and a final payment if we vacate the space by November 2011. During the three months ended March 31, 2011, we received the $1.0 million payment. We subsequently received the $0.3 million payment in April 2011.

Net (income) loss attributable non-controlling interests — During the three months ended March 31, 2011 and March 31, 2010, we owned 81.0% and 24.0% of Digital Domain’s issued and outstanding shares of common stock, respectively. Therefore, the non-controlling interests’ portion of Digital Domain’s net income (loss) was 19.0% and 76.0% for these periods, respectively. For the three months ended March 31, 2011, Digital Domain’s net income was $1.0 million, of which the non-controlling interest portion was $0.2 million. For the three months ended March 31, 2010, Digital Domain’s net loss was $3.0 million, of which the non-controlling interest portion was $2.3 million.

Results by Segments

Feature Films

We are one of the leading digital production companies. We offer our clients innovative, end-to-end solutions across multiple media platforms spanning the entire content production process from idea generation and pre-production to design, directing, live-action production and post-production.

Commercials

We are also one of the leading creators of digital imagery for the advertising industry and have created award-winning television commercials and online advertising for some of the most recognized directors, advertising agencies and corporate advertisers worldwide.

Animation

Our animation feature film business, which is in the start-up stage, focuses on the development of our original full-length, family-oriented CG animated feature films. Our business is led by a creative storytelling team of accomplished directors, producers, story artists and animators who joined us from leading companies in the family animation film industry. We currently have several full-length animation feature film projects in various stages of development.

Consolidated

The table below sets forth certain information regarding our results of operations on a consolidated basis for the periods indicated:

	Successor		Predecessor		Successor
Consolidated	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
(In Thounsands)					(Unaudited)	(Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)
Revenues	$105,199	$22,382	$48,360	$85,140	$38,557	$19,528	$106,075	$66,800	$20,369
Cost of revenues	83,894	11,964	44,554	80,335	30,922	15,220	84,735	53,846	16,061
Depreciation	7,349	1,436	5,157	6,278	2,870	1,644	7,414	6,593	1,685
SG&A	23,627	4,887	10,086	21,316	6,440	3,899	28,398	14,973	5,218
Share based compensation	1,852	285	843	1,769	4,409	352	1,852	1,128	352
Amortization	2,935	734	—	—	863	734	3,451	2,929	863
Operating income (loss)	$(14,458)	$3,076	$(12,280)	$(24,558)	$(6,947)	$(2,321)	$(19,775)	$(12,669)	$(3,810)

Feature Films Segment

The table below sets forth certain information regarding the results of operations of our Feature Films Segment for the periods indicated:

	Successor		Predecessor		Successor
Feature Films	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
(In Thousands)					(Unaudited)	(Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)
Revenues	$82,652	$12,973	$41,557	$62,407	$31,605	$13,215	$83,528	$50,588	$14,056
Cost of revenues	68,893	9,731	38,724	59,825	25,876	11,374	69,734	45,782	12,215
SG&A	67	124	125	142	355	—	67	249	—
Operating income	$13,692	$3,118	$2,708	$2,440	$5,374	$1,841	$13,727	$4,557	$1,841

Revenues decreased $11.8 million in the 2009 pro forma period to $50.6 million from $62.4 million in the 2008 period. This decline was driven by the $6.6 million of advanced billing valuation adjustments recorded upon our acquisition of Digital Domain, substantially all of which related to feature film projects, and a delay in the ramp-up of our work on certain feature film projects in the latter portion of the 2009 pro forma period. Revenues increased $32.9 million to $83.5 million in the 2010 pro forma period due to an increase in the number of our film projects in production during this period and an increase in the average size of the projects completed during this period, while cost of revenues increased from $45.8 million in the 2009 pro forma period to $69.7 million in the 2010 pro forma period, or 90.5% and 83.5% of revenues, respectively. The decrease in cost of revenues is primarily attributable to improvements in our operational processes, including our more efficient utilization of our staff and a reduction in the use of overtime to complete projects through improved planning. Our SG&A expenses related to our Feature Films Segment have been relatively consistent over the full-year periods presented.

Revenues increased $18.4 million to $31.6 million for the three months ended March 31, 2011 from $13.2 million for the three months ended March 31, 2010. This increase was due primarily to four major film projects for which we recognized revenue during the three months ended March 31, 2011, compared to one major film project during the same period of the prior year. The In-Three business accounted for an additional $0.8 million in revenues for the pro forma three months ended March 31, 2010.

Cost of revenues were 81.9%, 86.1% and 86.9% for the three months ended March 31, 2011, three months ended March 31, 2010 and the pro forma three months ended March 31, 2010, respectively. This improvement was due to increased operational efficiencies. Additionally, the cost of revenues of the In-Three business were 100% of In-Three revenues.

Commercials Segment

The table below sets forth certain information regarding the results of operations of our Commercials Segment for the periods indicated:

	Successor		Predecessor		Successor
Commercials	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
(In Thousands)					(Unaudited)	(Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)
Revenues	$19,207	$2,609	$6,803	$21,537	$6,299	$4,729	$19,207	$9,412	$4,729
Cost of revenues	15,001	2,233	5,796	17,968	5,046	3,846	15,001	8,064	3,846
SG&A	710	124	801	1,073	98	147	710	925	147
Operating income (loss)	$3,496	$252	$206	$2,496	$1,155	$736	$3,496	$423	$736

With the exception of the 2009 pro forma period, annualized revenues from commercials projects have been relatively consistent in the range of $20 million for the periods indicated. Again with the exception of 2009, variations have been driven by either small changes in the number of projects in production during the year or small changes in the average size of such projects. In the 2009 pro forma period, we experienced a sharp decline in revenues to $9.4 million. This decline was driven by a sharp reduction in advertising spending during the recession in the United States and Europe, particularly in the automotive industry. In 2010, we launched the Mothership, which allowed us to offer a number of additional services for advertisers. These efforts, coupled with a rebound in the advertising industry in 2010, caused our revenues to increase to $19.2 million for the 2010 pro forma period. Our cost of revenues, as a percentage of revenues, was 83.4%, 85.7% and 78.1% for the 2008 period, the 2009 pro forma period and the 2010 pro forma period, respectively. Variations in our cost of revenues are driven primarily by our relative success at operating efficiently and by competition in the market for our services. In the 2009 pro forma period, we experienced a dramatic decrease in the profitability of our Commercials Segment as we were not able to reduce our costs as quickly as our revenues declined. Our revenues improved in the 2010 pro forma period, and our cost of revenues as a percentage of revenues in this period improved to 78.1%, due to operational efficiency improvements. Our SG&A expenses have been declining over the periods presented and have declined from 5.0% of revenues in 2008 to 3.7% of revenues for the 2010 pro forma period, driven by improved operational efficiency and our ability to grow revenues without a corresponding increase in supporting overhead.

Revenue increased $1.6 million to $6.3 million for the three months ended March 31, 2011 from $4.7 million for the same period of the prior year. This increase was due primarily to revenue of $2.8 million recognized for one project in the three months ended March 31, 2011.

Cost of revenues were 80.1% and 81.3% for the three months ended March 31, 2011 and March 31, 2010, respectively. This improvement was due to increased operational efficiencies.

Animation Segment

The table below sets forth certain information regarding the results of operations for our Animation Segment for the periods indicated:

	Successor		Predecessor		Successor
Animation/Content	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
(In Thousands)					(Unaudited)	(Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)
Revenues	$—	$—	$—	$1,196	$—	$—	$—	$—	$—
Cost of revenues	—	—	34	2,542	—	—	—	—	—
SG&A	48	—	—	—	—	—	48	—	—
Operating loss	$(48)	$—	$(34)	$(1,346)	$—	$—	$(48)	$—	$—

In 2007, Digital Domain initiated efforts to develop a new technique for producing animation feature films utilizing a video game engine. In 2008, Digital Domain successfully completed a test of this technique in a project completed for a major film studio and developed a script for an animation feature film. Digital Domain suspended its efforts to develop animation feature films in 2008 when Digital Domain decided not to pursue an initial public offering and sold its animated feature film script to a major studio. We launched our animated film studio in 2009 when we entered into grant-related agreements with the State of Florida. See “Business — Government Grant Funding and Tax Incentives.”

Corporate and Other

The table below sets forth certain information regarding our corporate and other expenses incurred during the periods indicated:

	Successor		Predecessor		Successor
Corporate/Other	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2010
(In Thousands)					(Unaudited)	(Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)	(Pro Forma) (Unaudited)
Revenues	$3,340	$6,800	$—	$—	$653	$1,584	$3,340	$6,800	$1,584
Cost of revenues	—	—	—	—	—	—	—	—	—
Depreciation	7,349	1,436	5,157	6,278	2,870	1,644	7,414	6,593	1,685
SG&A	22,802	4,639	9,160	20,101	5,987	3,752	27,573	13,799	5,071
Share based compensation	1,852	285	843	1,769	4,409	352	1,852	1,128	352
Amortization	2,935	734	—	—	863	734	3,451	2,929	863
Operating loss	$(31,598)	$(294)	$(15,160)	$(28,148)	$(13,476)	$(4,898)	$(36,950)	$(17,649)	$(6,387)

Revenues in this segment reflect that portion of government grants received that are recognized as revenue during the periods indicated. These grant revenues result from our cash grants from the State of Florida and the City of Port St. Lucie. See “Business — Government Grant Funding and Tax Incentives.” Expenses in this segment reflect administrative costs and expenses that management has not allocated to our reportable operating segments. These costs and expenses include compensation and benefits for executive officers and support staff, professional fees for audit and legal services, travel and entertainment expenses and depreciation and amortization.

Depreciation expense increased from to $6.3 million in 2008 to $6.6 million in the 2009 pro forma period to $8.0 million in the 2010 pro forma period, primarily related to a substantial investment in upgrading our computer server infrastructure. selling, general and administrative expenses, excluding share-based compensation, decreased from $20.1 million in 2008 to $13.8 million in the 2009 pro forma period, primarily caused by $6.5 million of non-recurring costs in 2008, including $4.0 million related to the attempt of Digital Domain to conduct an initial public offering in 2008 and $1.5 million related to litigation. See “Business — Litigation.” The decrease in expenses in the 2009 pro forma period related to the effect of the 2008 one-time expenses and was partially offset by the expenses associated with our commencement in 2009 of operations in Florida (primarily personnel and occupancy costs). Selling, general and administrative expenses increased from $13.8 million in the 2009 pro forma period to $27.5 million for the 2010 pro forma period, driven primarily by the launch of Digital Domain’s operations in Vancouver and San Francisco, the growth of our operations in Florida and $4.8 million of selling, general and administrative expenses for the 2010 pro forma period from the inclusion of the pro forma results of operations of In-Three. See “Unaudited Pro Forma Financial Information.” Share-based compensation is driven primarily by the number and terms of stock options that we issue to employees. Amortization consists of amortization of intangible assets and has increased significantly since our acquisition of Digital Domain in October of 2009 due to the allocation of the purchase price across Digital Domain’s intangible assets. See Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.

Grant revenues decreased $0.9 million to $0.7 million for the three months ended March 31, 2011 from $1.6 million for the same period of the prior year.

Depreciation expense increased $1.3 million to $2.9 million for the first quarter of 2011 from $1.6 million for the first quarter of 2010. This increase was due to the growth of the infrastructure of the production business and our operations in Florida. SG&A expenses increased $2.2 million to $6.0 million for the first quarter of 2011 from $3.8 million for the same period of the prior year. Payroll–related expense increased $2.1 million to $3.3 million for the first quarter of 2011 from $1.2 million for the same period of the prior year. This increase was primarily due to the growth in the infrastructure that occurred in 2010. Rent and occupancy costs increased $0.7 million over the two periods due to increased space rented due to the expansion of the infrastructure. Professional fees for accounting, legal and consultants increased $0.4 million over the two periods, primarily due to costs expensed in connection with preparing for our public offering in the 2011 period. SG&A expense for the In-Three business was $1.3 million for the pro forma first quarter of 2010.

Stock option compensation expense increased $4.1 million to $4.4 million for the first quarter of 2011, primarily related to stock options granted in the 2011 period to an executive that vested immediately, resulting in stock option compensation expense of $3.3 million. The remaining increase in stock option compensation expense of $0.8 million was due to increased number of participants in the stock option plan in the 2011 period.

Liquidity and Capital Resources

Our principal sources of liquidity at December 31, 2010 consisted of cash and cash equivalents of $12.0 million, cash held in trust of $31.2 million, and accounts receivable and contract receivables of approximately $2.4 million. The cash held in trust will be used for the construction of our facilities in the City of Port St. Lucie, Florida and to purchase computer and other equipment to be used in that facility. The amounts held in trust were generated from a bond issuance by the City of Port St. Lucie. We executed a Lease Agreement with the City of Port St. Lucie calling for us to make lease payments to the City of Port St. Lucie in the amount of their debt service payments on the bonds. Upon the completion of the Lease Agreement, we will receive the building, equipment and land for a nominal amount. During 2010, we received an additional $11.5 million under our grant agreements with the State of Florida and the City of Port St. Lucie, as well as additional loan proceeds of $10.9 million. Our outstanding obligations are described below in “— Financing Transactions” and “— Contractual Obligations.”

As of December 31, 2010, we had working capital of $4.6 million. Our current assets as of December 31, 2010 were $47.9 million, comprised largely of $31.2 million of cash held in trust and $12.0 million of cash and cash equivalents. Our current liabilities were $43.3 million, comprised largely of $15.9 million of advance payments and deferred revenue, $13.2 million of accounts payable and $9.2 million of warrants and other debt-related liabilities. When we evaluate our deferred revenue, we consider the fact that we generally earn a margin on the work that we perform, and that the profit component of this work will reduce deferred revenue without causing us to use cash. When we evaluate our cash, held in trust we consider the fact that this cash will be used to construct our primary facility in Port St. Lucie and to acquire substantial amounts of computer and other equipment and that these funds cannot be used to otherwise support our operations. We intend to fund our operations in 2011 with cash generated from operations (in the year ended December 31, 2010 we generated $16.3 million in cash flows from operating activities), with proceeds from private placements of our stock, government bond issuances (which are discussed in greater detail below), and possibly with subsequent borrowings or other financings. Future payments of the cash components of our grants from government entities are structured to be paid upon the achievement of certain milestones.

Subsequent to December 31, 2010, we received $19.5 million in a private placement of 2,025,001 shares of our Common Stock. Fees and expenses related to this private placement aggregated $2.3 million, resulting in net proceeds of $17.2 million. Additional capital infusions in 2011 include the receipt of $4.0 million from the State of Florida when we reached an employee count in Florida of 200 employees. In April 2011, Palm Beach Capital Fund 3 exercised its right to invest the remaining $2.0 million from the remaining capacity of our Junior Debt agreement. See Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus. In May 2011, we borrowed another $2.0 million from Palm Beach Capital Fund 3 for short-term equipment financing. Additionally in May 2011, we received $2.0 million in grant proceeds upon confirmation that our students at DDI will receive degrees that are accredited by a nationally recognized accrediting body.

During 2011, we entered into a purchase agreement with a major film studio for the purchase of studio and film equipment aggregating $8.5 million. We funded $2.5 million of this purchase from Cash, held in trust and the remaining amounts from operating cash and cash equivalents, partially funded by the $4.0 million obtained from the two loans from Palm Beach Capital Fund 3 discussed above. Additionally, we paid $5.0 million in 2011 to exercise our right to purchase Falcon’s Series B Warrants. See Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus.

We believe that these various sources of cash will be sufficient to support our operations during 2011.

We have a limited operating history, had a deficit of working capital of $6.7 million as of March 31, 2011 and had a $39.1 million loss and used $17.4 million to fund cash flows from operations for the three months ended March 31, 2011. We have worked to improve our working capital, including improving our cash flows from operations and securing funding from Palm Beach Capital Funds 1, 2 and 3 as described in Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus.

Our future capital requirements will depend on many factors, including our revenue growth, our ability to obtain advance payments from our customers, the timing and extent of the expansion of our involvement in feature film production and the timing of introductions of new products and enhancements to existing products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these type of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional such funds may not be available on terms favorable to us or at all.

Grants and Other Incentives from Governmental Entities

Over the past two years, we have worked closely with state and local government authorities in Florida to execute economic stimulus contracts designed to create jobs and stimulate the State’s economy. To date, we have contracted to receive a total of $135 million in such government stimulus financing, including cash, donations of land, building and equipment financing and tax incentives. All of these incentives have been structured over a three- to five-year period, with portions of these grants funded as we meet target thresholds of business initiation, capital expenditures and/or job creation.

The first stimulus package, signed in June 2009, provides for $20 million in cash grants from the State of Florida. The second stimulus package was awarded to us by the City of Port St. Lucie, Florida in December 2009 and January 2010, providing for us to receive an additional $10 million in cash grants, 15 acres of land appraised at $10 million and $40 million in low-interest building and equipment lease financing.

We are deploying these incentives to construct our 500-person animated feature film studio in Port St. Lucie, Florida. As of December 31, 2010, a total of $21.5 million has been disbursed to us under the grant agreements in the form of cash grants, $16.0 million from the state of Florida (the “State Cash Grant”), and $5.5 million from the City of Port St. Lucie (the “City Cash Grant”), collectively, the “Cash Grants.”

The third stimulus package, signed in November 2010 with the City of West Palm Beach, Florida Community Redevelopment Agency, provides for grants of $10 million in cash, title to 2.4 acres of land appraised at $9 million and $15 million in low-interest financing. These grants are designed to incentivize us to build our educational facility at a premier site in the City of West Palm Beach. The cash grant will be released in the future as our educational institute achieves various benchmarks including commencement of construction and other business progress targets. We have received title to the 2.4 acres of land in West Palm Beach and have recorded it as a long-term asset. The agreements provide for the reversion of this land in the event that we do not comply with certain requirements relating to the construction of a building by us as part of our educational business, among other uses. In addition, in the event that we elect not to construct certain additional buildings on the land, we have the option of either returning a portion of the land to the City of West Palm Beach, or paying $3.0 million.

The Cash Grants and the cash grant from the City of West Palm Beach, Community Redevelopment Agency, have been structured to be funded over a three to five year period as we meet target thresholds of business initiation, capital investment, job creation and/or student enrollment, as discussed in further detail below. The cash grants are not earmarked for any particular purpose, nor restricted in use with the exception of the West Palm Beach cash grant which contains certain restrictions.

In addition, the Company has entered into a Bachelor of Fine Arts Agreement and related agreements (the “BFA Agreements”) with FSU calling for FSU to provide a Bachelor of Fine Arts degree to students of DDI. The BFA Agreements also call for us to contribute $3.2 million to FSU to fund certain start-up and other costs and for FSU to provide ongoing consulting services to us.

State of Florida Tax Credits

We have received notice from the Florida Governor’s Office of Film and Entertainment that five of our projects have been certified under the State of Florida’s Entertainment Industry Financial Incentive Program, representing a potential total tax credit of $18.0 million. These tax credits are transferable and range from 20% to 25%. As of December 31, 2010, no credits related to this notice have been recognized.

Financing Transactions

Since the Inception Date, we have financed a portion of our acquisitions, operations and investments from various equity and debt transactions and grant transactions from governmental agencies.

In September 2009, we entered into a Senior Note Purchase Agreement with a commercial lender with a term of three years and an interest rate of the greater of the prime rate plus 200 basis points, or 6.5%. In connection with this loan agreement we issued the lender a warrant to purchase 2.2 million shares of our Common Stock. In September and November 2010, we entered into an Amended and Restated Senior Note Purchase Agreement with that commercial lender and two additional private equity lenders (“Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2”), and in December 2010, we entered into a Junior Note Purchase Agreement with an affiliate of one of those private equity lenders, Palm Beach Capital Fund 3. The notes under the Amended and Restated Senior Note Purchase Agreement from Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 have a stated interest rate of the greater of the prime rate plus 200 basis points, or 6.5% and mature in September 2012. These notes are convertible into our Common Stock over the two year term of the loan. The terms associated with our prior commercial lender remained substantially unchanged in the Amended and Restated Senior Note Purchase Agreement. The notes issued to Palm Beach Capital Fund 3 under the Junior Note Purchase Agreement have a stated interest rate of 8% and are convertible into Common Stock. These private equity lenders also received warrants to purchase shares of our Series A Preferred Stock, which is convertible into our Common Stock, and warrants to purchase Common Stock. Additionally, the commercial lender received a warrant to purchase an additional 375,000 shares of our Common Stock.

The following table summarizes our debt transactions from the Inception Date through March 31, 2011:

(In Thousands)	Commercial Lender Note Payable	Palm Beach Capital Fund 1 Covertible Note Payable	Palm Beach Capital Fund 2 Convertible Note Payable	Palm Beach Capital Fund 3 Convertible Note Payable	Falcon Notes	Other Notes Payable	Total
Balance at January 7, 2009 (the inception date)	$—	$—	$—	$—	$—	$—	$—
New borrowings	14,000	—	—	—	—	—	14,000
Recognition of discount and deferred issue costs	(6,650)	—	—	—	—	—	(6,650)
Net debt of Digital Domain acquired	—	—	—	—	8,973	—	8,973
Capitalized interest	—	—	—	—	97	—	97
Amortization of discount and deferred issue costs	554	—	—	—	90	—	644
Net debt, December 31, 2009	7,904	—	—	—	9,160	—	17,064
New borrowings	2,000	10,215	6,000	2,200	—	2,900	23,315
Repayments	(4,000)	(500)	—	—	(9,718)	(1,846)	(16,064)
Debt extinguishments	10,157	—	—	—	—	—	10,157
Recognition of discount and deferred issue costs	(10,157)	(9,715)	(6,000)	(2,200)	—	—	(28,072)
Amortization of discount and deferred issue costs	1,857	731	200	—	289	—	3,077
Capitalized interest	—	—	—	—	269	—	269
Recognition of Commercial Lender Put	(512)	—	—	—	—	—	(512)
Amortization of Commercial Lender Put	124	—	—	—	—	—	124
Net debt, December 31, 2010	7,373	731	200	—	—	1,054	9,358
Repayments	—	—	—	—	—	(554)	(554)
Amortization of discounts	466	984	636	241	—	—	2,327
Amortization of Commercial Lender Put	136	—	—	—	—	—	136
Net debt, March 31, 2011 (unaudited)	$7,975	$1,715	$836	$241	$—	$500	$11,267

The principal maturities of our debt as of December 31, 2010 and March 31, 2011 are as follows (in thousands):

	December 31, 2010	March 31, 2011
		(Unaudited)
2011 (remainder of 2011 at March 31, 2011)	$1,054	$500
2012	29,915	29,915
Total face amount	30,969	30,415
Less amounts representing debt discount	(21,611)	(19,148)
Net debt	$9,358	$11,267

The following table presents Common Stock equivalents related to various financing transactions issued to our lenders as of December 31, 2010. The Common Stock equivalents are presented as funded at December 31, 2010 and after the effect of transactions that have occurred to date in 2011. The transactions in 2011 include a private placement resulting in an issuance of 2,025,000 shares of our Common Stock and 1.3 million warrants to purchase such shares, the exercise of 0.8 million warrants by our Chief Executive Officer into shares of our Common Stock, the issuance of 0.8 million such warrants in connection with additional lending by Palm Beach Capital Fund 3, the granting of 1.1 million options to purchase such shares to management, and the issuance of 1.0 million such warrants to certain lenders due to anti-dilution provisions, private transactions between warrant holders and other transactions.

	As Funded, December 31, 2010	As Funded, After Giving Effect to Transactions in 2011
Commercial Lender conversion option	2,532,549	2,532,549
Palm Beach Capital Fund 1 conversion option	2,645,620	2,895,843
Palm Beach Capital Fund 2 conversion option	1,691,205	1,851,158
Palm Beach Capital Fund 3 conversion option	342,598	674,357
Palm Beach Capital Fund 1 warrant	3,513,049	3,845,312
Palm Beach Capital Fund 2 warrant	1,936,091	2,119,206
Palm Beach Capital Fund 3 warrant	570,996	1,123,928
Palm Beach Capital Fund 1 fee warrant	513,901	562,505
Chief Executive Officer warrant	839,105	—
Total common stock equivalents related to debt financing	14,585,114	15,604,858

In connection with the Grant Agreement with the City of Port St. Lucie discussed above, the City of Port St. Lucie issued bonds of $39.9 million on April 27, 2010 for the purpose of financing our construction of a building and installation of related equipment and certain of our associated expenses (the “Series 2010 Bonds”). The funds received under the bond issuance were deposited in a construction fund, which is used to fund construction expenses and equipment purchases. Of these bonds, $21.9 million are issued as Recovery Zone Facility Bonds under the Federal American Recovery and Reinvestment Act of 2009. The interest rates on the Series 2010 Bonds range from 2.0% to 6.2%. Of the bond proceeds, $31.8 million will be provided for the building construction and for general equipment purchases, of which $24.9 million is for building construction and $6.9 million is for general equipment purchases.

In addition to funding construction costs and equipment purchases, the proceeds from the Series 2010 Bonds will be used to (i) fund a deposit to the reserve relating to the bonds, (ii) pay capitalized interest on the Series 2010 Bonds until March 1, 2012, and (iii) pay the costs of issuance. The bonds mature in September 2031 and when issued, were issued with an original issue discount (“OID”) of $0.7 million.

Bond Maturities, Amounts, Interest Rates and Yields
(In Thousands except Percentage Amounts)

$18,040 Lease Revenue Bonds, Taxable Series 2010A				$21,860 Lease Revenue Bonds, Series 2010A (Recovery Zone Facility Bonds)
Maturity (September 1)	Amount	Interest Rate	Yield	Maturity (September 1)	Amount	Interest Rate	Yield
2012	$1,470	2.818%	2.818%	2012	$30	2.000%	2.270%
2013	1,515	3.724%	3.724%	2013	30	2.250%	2.590%
2014	1,570	4.457%	4.457%	2014	35	2.750%	2.960%
2015	1,640	4.757%	4.757%	2015	35	3.000%	3.300%
2016	1,720	5.073%	5.073%	2016	35	3.500%	3.750%
2017	1,805	5.423%	5.423%	2017	35	3.750%	4.040%
2018	1,905	5.840%	5.840%	2018	35	4.000%	4.250%
2019	2,015	5.990%	5.990%	2019	40	4.125%	4.440%
2020	2,135	6.090%	6.090%	2020	40	4.250%	4.600%
2021	2,265	6.190%	6.190%	2021	40	4.250%	4.630%
	$18,040			2022	1,740	4.250%	4.630%
				2023	1,815	4.375%	4.700%
				2024	1,895	4.500%	4.780%
				2025	1,980	4.625%	4.850%
				2031	14,075	5.000%	5.250%
					$21,860

FASB ASC Subparagraph 840-40-15-2 provides that the construction of government-owned properties subject to a future lease of completed improvements is subject to the criteria for determining whether we should be considered the owner of the asset under construction per FASB ASC Subparagraphs 840-40-55-2 through 55-16. Therefore, in any instance where a company guarantees a debt, that company will be considered the owner of the construction project during the construction period. Accordingly, since we effectively guarantee the bond issuance by the terms of the lease agreement, we are required to recognize construction in progress and the related debt as the construction progresses. Upon completion of the construction and inception of the lease, we will recognize a sale-leaseback of the construction project, for which the accounting would be subject to the sale-leaseback provisions of FASB ASC Subtopic 840-40.

We have recorded the proceeds from the Series 2010 Bonds in Cash held in trust, and the underlying obligation as government bonds obligation on our consolidated balance sheet as of December 31, 2010, contained in our Consolidated Financial Statements included elsewhere in this prospectus. The funds received under the bond issuance were deposited in the construction fund. We capitalize net interest in accordance with the terms of FASB ASC Paragraph 835-20-30, which requires that net interest be recorded in relationship to the capitalization into construction-in-progress and assets placed in service during the construction period. The table below summarizes the activities related to the cash held in trust and the Series 2010 Bonds:

(In Thousands)	Cash Held in Trust	Property & Equipment, net	Government Bond Obligation, net	Accrued Interest on Bonds	Interest Expense
Bond offering	$39,900	$—	$(39,900)	$—	$—
Issuance costs and bond discount	(1,650)	—	1,650	—	—
Construction in progress	(3,408)	3,408	—	—	—
Recognition of interest expense	—	—	—	(57)	57
Capitalized interest, net	—	1,273	—	(1,273)	—
Purchase of property and equipment placed into service	(2,954)	2,954	—	—	—
Amortization of OID and issuance costs	—	51	(51)	—	—
Payment of accrued interest, net	(669)	—	—	669	—
Balance at December 31, 2010	31,219	7,686	(38,301)	(661)	57
Construction in progress	(9,644)	9,644	—	—	—
Recognition of interest expense	—	—	—	(228)	228
Capitalized interest, net	—	263	—	(263)	—
Purchase of property and equipment placed into service	(3,902)	3,902	—	—	—
Amortization of OID and issuance costs	—	19	(19)	—	—
Payment of accrued interest, net	(987)	—	—	987	—
Balance at March 31, 2011 (unaudited)	$16,686	$21,514	$(38,320)	$(165)	$285

In January 2010, we entered into a lease agreement with the City of Port St. Lucie (the “Lease Agreement”), amended in April 2010, in which we lease the aforementioned building and related equipment. The initial lease term begins upon execution of the Lease Agreement and relates to the vacant land during the construction phase of permanent facilities. Upon completion and occupancy of the permanent facilities, expected in 2012, we will begin repaying the City of Port St. Lucie, via a capital lease, an amount equal to the debt service of the bond/municipal financing discussed above. The building and the related land, with a fair value of $10.5 million, will be conveyed to us at the end of the lease term for $1. In the event of default, we would be obligated to repay the debt service related to the outstanding bond municipal financing. Expected annual payments will range from $2.8 million to $3.8 million. The land is recorded at fair value as a long term asset. Related to the land, a deferred land grant is recorded in the same amount, which will be amortized into earnings over the life of the lease.

Analysis of Financial Condition — March 31, 2011 (unaudited) Compared to December 31, 2010 —  During the three months ended March 31, 2011, there were certain events that had a significant impact on our financial condition.

Cash and cash equivalents decreased $5.7 million, as explained below under the heading “— Cash Flows for the Three Months Ended March 31, 2011 and 2010 (Successor) (Unaudited).”

Cash, held in trust decreased $14.5 million. This decrease included $4.6 million for fixed asset purchases. Additionally, this amount included $9.9 million of capital expenditures for the construction of our new headquarters facility in Port St. Lucie, Florida (see Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus).

Contract receivables increased $8.4 million due to revenue related to a relatively-large project that was collected subsequent to March 31, 2011.

Property and equipment — net increased $20.5 million. This increase included the $14.5 million of additions from Cash, held in trust described above. Additionally, we purchased $9.1 million of other fixed assets during the first quarter of 2011, including $8.5 million in equipment acquired from a third party. We financed the first installment payment of $2.5 million through the City of Port St. Lucie bond proceeds and paid $2.0 million from general funds during the three months ended March 31, 2011. The unpaid balance of the purchase was $4.0 million at March 31, 2011. Partially offsetting these increases was an increase in depreciation expense of $2.9 million.

Accounts payable and accrued liabilities increased $4.7 million, primarily related to the unpaid portion of fixed asset purchases described above.

Advance payments and deferred revenue decreased $8.1 million as production work was completed on projects for which we received advance payments during 2010.

Warrant and other debt-related liabilities increased $30.5 million. This increase was caused by a combination of an increase in the value of our company as well as the increased likelihood of a public offering.

Additional paid-in capital increased $21.6 million. During the three months ended March 31, 2011, we sold 2.0 million shares of Common Stock for net proceeds of $17.2 million. Additionally, we recognized $4.4 million of stock-based compensation expense during this period.

The accumulated deficit increased $40.4 million as explained in “— Results of Operations — Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010 (Unaudited).”

Cash Flows for the Year Ended December 31, 2010 (Successor)

Net cash provided by operating activities aggregated $16.3 million in this period. We derive a substantial amount of our feature films revenues from a limited number of customers and projects, which are usually large projects that extend over six to 18 months. Advance payments on these feature films and on larger commercial projects help fund our operations, but may fluctuate significantly from quarter to quarter depending on schedules and project volume. Thus, we have some visibility into our future cash flows for contracts that have been signed and are in process. However, we have little control over the timing and mix of individual projects, and this lack of control limits our ability to predict our future operations and related cash flows. Our primary cash expenditures are in connection with the payment of salaries and wages to our employees, the purchase of property and equipment, the payment of lease obligations and payments of interest expense. Cash received from governmental grants was $11.5 million for the year ended December 31, 2010.

We incurred a net loss before non-controlling interests for the year ended December 31, 2010 of $45.2 million. A substantial portion of the expenses in this period was due to non-cash charges for such items as depreciation and amortization, changes related to fair values of warrants and other debt-related liabilities and stock-based compensation expense. Absent these non-cash charges, we incurred a net loss of $2.8 million for the year ended December 31, 2010.

We used cash in investing activities in the year ended December 31, 2010 of $15.0 million. Investing activities in this period included capital expenditures of $10.6 million and purchases of Digital Domain’s Common Stock of $3.6 million. We also invested $0.7 million in new film projects during 2010.

Net cash provided by financing activities in the year ended December 31, 2010 aggregated $5.7 million. We borrowed $23.3 million from various lenders and made principal payments to our lenders of $16.1 million (see financing table above). Also in this period we generated cash from a private placement of stock of $1.0 million, made payments on capital leases of $1.8 million and paid debt issue costs of $0.8 million.

Cash Flows for the Period from the Inception Date Through December 31, 2009 (Successor)

Net cash provided by operating activities aggregated $3.6 million for the period from the Inception Date through December 31, 2009. Net income was $5.3 million; however, this included an adjustment of the Digital Domain stock to fair value on the Acquisition Date of $3.5 million. We received $10.0 million of grant funds during this period.

Net cash used in investing activities aggregated $3.5 million in this period. Purchases of property and equipment aggregated $1.4 million. Our purchase of our interest in Digital Domain included purchasing assets, net of cash acquired, of $1.1 million. As part of the loan agreement with the Commercial Lender, we placed $0.9 million in a restricted cash account at the Commercial Lender.

Net cash provided by financing activities aggregated $5.0 million in this period. We generated cash from borrowings from our Commercial Lender of $13.9 million, net of debt issuance costs. We consolidated our stock in Digital Domain, which used cash of $8.6 million.

Cash Flows for the Nine Months Ended September 30, 2009 (Predecessor)

Digital Domain used net cash in operating activities of $0.7 million for the nine months ended September 30, 2009. This was a result of operating cash losses slightly exceeding the increase in working capital of $5.9 million.

Net cash provided by investing activities for this Predecessor period netted to $8.8 million. Digital Domain realized net proceeds from the sale of its indirect wholly-owned subsidiary, the Foundry, of $10.5 million, which has been classified as discontinued operations. It also purchased property and equipment aggregating $1.7 million during this period.

Digital Domain used net cash in financing activities of $12.3 million during this period. It made principal payments on its debt aggregating $10.0 million. Other cash uses during the period included shareholder distributions of $1.3 million and payments on capital lease obligations of $1.2 million.

Cash Flows for the Year Ended December 31, 2008 (Predecessor)

Net cash used in operating activities in 2008 was $6.6 million. This reflects primarily the overall operating results of Digital Domain and the timing of cash received compared to work completed on its projects.

Net cash used in investing activities in 2008 aggregated $2.8 million related to purchases of property and equipment.

Digital Domain used $2.9 million of cash in net financing activities in 2008. These activities included $1.0 million of capital lease obligations and $1.9 million of deferred offering costs in connection with its attempt to conduct an initial public offering.

Cash Flows for the Three Months Ended March 31, 2011 and 2010 (Successor) (Unaudited)

We used net cash from operating activities aggregating $17.4 million for the three months ended March 31, 2011 compared to net cash provided by operating activities of $3.0 million for the same period of the prior year. This change was primarily due to changes in working capital that resulted in a decrease in cash from operating activities of $21.8 million over the two periods. Much of this was caused by an increase during the 2011 period in trade receivables of $8.2 million and a decrease during the 2011 period in advance billings and deferred revenue of $13.6 million.

During the three months ended March 31, 2011, we used cash from investing activities of $4.0 million. Purchases of property and equipment aggregated $3.7 million of this amount. We also invested $0.3 million in film projects during this period. During the three months ended March 31, 2010, we used cash from investing activities of $1.7 million. Purchases of property and equipment aggregated $1.1 million of this amount and we purchased stock of Digital Domain during this period for $0.6 million.

Net cash provided by financing activities aggregated $15.7 million for the three months ended March 31, 2011. During that period, we sold 2,025,001 shares of our common stock to a group of investors in a private placement of stock at a price per share of $9.63. See Note 15 to our Consolidated Financial Statements

included elsewhere in this prospectus. The aggregate gross proceeds of this offering were $19.5 million. Through March 31, 2011, we paid $2.2 million in commissions and other expenses in connection with this private placement. Offsetting this net cash infusion of $17.3 million were a payment of $0.6 million to pay off in full a note payable, payments on capital lease obligations of $0.4 million and payments of deferred offering expenses of $0.6 million.

Net cash provided by financing activities aggregated $0.9 million for the three months ended March 31, 2010, We borrowed $2.0 from our Commercial Lender (see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus) in this period and issued a promissory note in the amount of $0.4 million to another individual in this period. During this period, we also paid $1.0 million in principal installments on the Falcon Notes and made payments on capital lease obligations of $0.5 million.

Contractual Obligations

The following table summarizes our aggregate contractual obligations at March 31, 2011, the estimated timing of our payments with respect thereto, and the effect that such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	Payments Due in Less Than 1 Year	Payments Due in 1 to 3 Years	Payments Due in 3 to 5 Years	Payments Due in More Than 5 Years
Warrant liability:
Digital Domain warrants	$9,081	$9,081	$—	$—	$—
	9,081	9,081	—	—	—
Debt obligations:					—
Principal	30,415	500	29,915	—	—
Interest	3,002	2,006	996	—	—
	33,417	2,506	30,911	—	—
Government bond obligation	58,644	3,769	7,548	7,550	39,777
Capital lease obligations	1,966	1,188	778	—	—
Operating lease obligations	6,427	3,543	2,844	40	—
Employment agreements	5,164	2,276	1,991	897	—
Other obligations	800	93	202	208	297
Total	$115,499	$22,456	$44,274	$8,695	$40,074

Convertible and other notes payable as of December 31, 2010 reflected in our consolidated balance sheet as of that date contained in our Consolidated Financial Statements included elsewhere in this prospectus are presented net of discounts. However, the contract obligations table is presented based on the cash obligations, including both principal and interest. The government bond obligation is related to the bonds discussed above and is based on our required payments under a capital lease which commences with the occupancy of the building in the city of Port St. Lucie, Florida.

Off-Balance Sheet Arrangements

We do not have or engage in any off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Accounting principles generally accepted in the United States of America require our management to make estimates and assumptions in the preparation of our consolidated financial statements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The most significant areas that require management judgment are fair values of consideration issued and net assets acquired in connection with business combinations, revenue and cost recognition, collectability of contract receivables, deferred income tax valuation allowances, amortization of long-lived assets and intangible assets, impairment of long-lived assets, intangible assets and goodwill, accrued expenses, advance billings and deferred revenue, recognition of stock-based compensation, calculation of warrant liability, and contingencies and litigation. The accounting policies for these areas are discussed in this section and in the notes to our accompanying consolidated financial statements. However, estimates inherently relate to matters that are uncertain at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Digital Imagery Revenue — We recognize digital imagery revenue from fixed-priced contracts, each consisting of an accepted written bid and agreed-upon payment schedule, for the development of digital imagery and image creation for the entertainment and advertising industries. We account for our contracts to provide digital imagery in accordance with FASB ASC Subtopic 605-35 (formerly AICPA SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We initiate revenue recognition when we have persuasive evidence of an arrangement with a customer, which is upon entry by us and the customer into a legally enforceable agreement. In accounting for the contracts, we utilize the cost-to-cost measures of the percentage-of-completion method of accounting in accordance with FASB ASC Subtopic 605-35. Under this method, revenues, including estimated earned fees or profits, are recorded as costs are incurred. For all contracts, revenues are calculated based on the percentage of total costs incurred compared to total estimated costs at completion. Contract costs include direct materials, direct labor costs and indirect costs related to contract performance, such as indirect labor, supplies and tools. These costs are included in cost of revenues.

The customer contracts in our digital imagery business represent binding agreements to provide digital effects to the customers’ specifications. The contracts contain subjective standards applicable to the delivered digital effects and objective specifications that relate to the technical format for the digital effects that we deliver to our customers. In all instances, the customer receives complete ownership rights in and to the digital effects as the effort progresses. In the event of a termination of a contract, ownership in the digital effects transfers to the customer, and we as the contractor are entitled to receive reimbursement of costs incurred up to that point and a reasonable profit. The contracts contain production schedules setting forth a timeline for production and a final delivery date for the completed digital effects.

Payments for our services are received over the term of the contract, including payments required to be delivered in advance of our work to fund a portion of the costs to produce the digital effects. Cash received from customers in excess of costs incurred and gross profit recognized on the related projects are recorded as advanced payments. Unbilled receivables represent revenues recognized in excess of amounts billed. The digital effects produced are delivered to the customer at the end of the contract and the customer is not required to deliver the final scheduled payment until receipt and acceptance of the digital effects.

We perform a review of uncompleted contracts on an ongoing basis. Amounts representing contract change orders or claims are included in revenues only when they meet the criteria set forth in FASB ASC Subtopic 605-35. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Changes in estimates of contract sales, costs and profits are recognized in the current period based on the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. A significant change in one or more projects could have a material adverse effect on our consolidated financial position or results of operations.

Fair Value of Financial Instruments — We have adopted FASB ASC Subtopic 820-10, Fair Value Measurements, which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosure on fair value measurements.

FASB ASC Subtopic 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Subtopic 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB ASC Subtopic 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices for identical assets or liabilities in active markets.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that relate to financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Our financial instruments, including cash and cash equivalents, contract receivables, accounts payable and accrued liabilities, advanced payments and deferred revenue and contract obligations are carried at amounts that approximate fair value due to the short maturity of such instruments.

Our loans are carried at the principal amount less unamortized discounts and debt issuance costs.

Certain nonfinancial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets, goodwill and other intangible assets.

Property and Equipment — Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is included in general and administrative expenses.

The estimated useful lives are as follows:

Computer equipment	3 years
Computer software	1 – 6 years
Machinery and equipment	3 – 5 years
Leasehold improvements	2 – 10 years
Office equipment, furniture and fixtures	3 years
Automobiles	3 years

Expenditures for renewals or betterments that materially extend the useful life of an asset or increase its productivity are capitalized. Expenditures for maintenance and repairs that do not extend asset lives or improve productivity are charged to the appropriate expense account as incurred.

Capitalized Software Costs — Under the provisions of FASB ASC Subtopic 350-40, Internal-Use Software, we capitalize costs associated with customized internal use software that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications, internally developed code, purchased software licenses, implementation costs, programmed enhancements and new releases for certain projects that qualify for capitalization. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point at which the project is substantially complete and ready for its intended purpose. Capitalized costs related to internally developed software costs are included in computer software within property and equipment.

Goodwill and Acquisition-related Intangible Assets — We classify the difference between the purchase price and the fair market value of net assets acquired as goodwill. We classify intangible assets apart from goodwill if the assets have contractual or other legal rights or if the assets can be separated and sold, transferred, licensed, rented or exchanged.

We evaluate the carrying value of goodwill and intangible assets not subject to amortization for impairment as of the first day of the fourth quarter of each calendar year or whenever events or changes in circumstances indicate that the carrying value of goodwill or intangible assets not subject to amortization may not be recoverable. For the evaluation of intangible assets not subject to amortization, we compare the fair value of these intangible assets to their carrying amount. If the carrying amount of these intangible assets exceeds their fair value, an impairment loss would be recognized in an amount equal to that excess.

For the evaluation of goodwill and indefinite-lived assets, we apply the two-step process as required by FASB ASC Topic 350, Intangibles — Goodwill and Other. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities to those reporting units in order to assess goodwill for impairment. In the first step of a two-step impairment test, we determine the fair value of these reporting units. We have determined that in accordance with FASB ASC Topic 280, Segment Reporting, we have three reportable segments and two reporting units (which are defined as Feature Films and Commercials). We compare the fair value for each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of that reporting unit’s goodwill with its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss would be recognized in an amount equal to that excess. Based on our annual impairment tests, we determined that goodwill and intangibles not subject to amortization were not impaired.

Impairment of Long-lived Assets — As required by FASB ASC Topic 360, Property, Plant and Equipment, we evaluate long-lived assets, other than goodwill and identifiable intangible assets with indefinite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future cash flows is less than the carrying amount of the asset, in which case a write-down is recorded to reduce the related asset to its estimated fair value. We did not record an impairment loss during the years ended December 31, 2010 and 2009.

Deferred Debt Issue Costs — When the net carrying value of debt instruments is zero as a result of recording debt discount and issuance costs, any excess discount and issuance costs are recorded as an asset in deferred debt issue costs and amortized over the life of the related financings using the effective interest method. During the year ended December 31, 2010, the Company recorded $5.4 million of deferred debt issue costs and amortized $0.4 million to interest expense, resulting in a net carrying value of $5.0 million as of December 31, 2010. During the three months ended March 31, 2011, we recorded no additional deferred debt issue costs and amortized $0.5 million to interest expense, resulting in a net carrying value of $4.5 million as of March 31, 2011.

Stock-based Compensation — We have one active stock-based compensation plan, and our subsidiary, Digital Domain, has two active stock-based compensation plans (the “Stock-Based Compensation Plans”). The Stock-Based Compensation Plans consist primarily of options granted to employees and members of our and Digital Domain’s Boards of Directors for the purchase of Common Stock. Compensation costs for all awards granted are measured at their estimated fair values using the Black-Scholes option-pricing model. The fair value for awards that are expected to vest is then amortized on a straight-line basis over the remaining requisite service period of the award, which is generally the option vesting term. The amount of expense recognized in our accompanying consolidated financial statements represents the expense associated with the stock options expected to ultimately vest based upon an estimated rate of forfeitures.

This rate of forfeitures is updated as necessary and any adjustments needed to recognize the fair value of options that actually vest or are forfeited is recorded. The Black-Scholes option-pricing model, used to estimate the fair value of an award, requires the input of subjective assumptions, including the expected volatility of our and Digital Domain’s Common Stock and an option’s expected life.

Warrants to purchase shares of Common Stock granted by Digital Domain to non-employee service providers are accounted for as compensation for the services rendered in accordance with FASB ASC Subtopic 505-50, Equity-Based Payments to Nonemployees, and as equity in accordance with the provisions of

FASB ASC Topic 815, Derivatives and Hedging. The fair value of these warrants is determined using the Black-Scholes option-pricing model. All such outstanding warrants were issued by Digital Domain prior to our acquisition of Digital Domain.

Grants and Other Financial Assistance from Government Entities — We are the recipient of government stimulus financing, including cash, donations of land, building and equipment financing and tax incentives from multiple governmental entities.

Grants

In recognizing the benefit of grants and other awards into our results of operations in accordance with accounting principles generally accepted in the United States of America, we consider intended use of and restrictions of the awards, the timing of payments, and requirements for the receipt of funds. In addition, we also consider factors such as whether or not the incentive is for immediate financial support, or to encourage activities such as hiring and retention of employees, building facilities, or the achievement of other contractual milestones. In doing this, we evaluate all potential contingencies on the grants, the objectives as stated in the grant agreements and the provisions related to any potential carve-back of grant monies, and our ability meet those requirements.

Grants are sometimes received as part of a package of financial or fiscal aids to which a number of conditions are attached. In these instances, we recognize income when there is reasonable assurance that we will be able to comply with the conditions attaching to the grant and that the grant proceeds will be received. The timing of recognition varies, but is based on a systematic basis over the periods in which we recognize as expenses the related costs for which the grant is intended to compensate. In order to do this, we are required to exercise judgment in the consideration of the expected flow of expenditures, the grant periods and terms, and the stated objectives of the grant.

Each grant is evaluated to determine the propriety of classification on the statement of operations and balance sheet. Those grants that are substantively reimbursements of specific costs are matched with those costs and recorded as a reduction in expenses. Those benefits that are more general in nature or driven by business performance measures are classified as Income. For all periods presented, all grants recognized in the statements of operations have been general support-type grants and are being classified as income.

In other circumstances, a government grant may be awarded for the purpose of giving immediate financial support to an entity rather than as an incentive to undertake specific expenditures. In these instances, we recognize the benefit into our results of operations when the conditions of receipt are satisfied.

Bond Financing of Construction Activities and Related Leases — We recognize the proceeds from government bonds, which have been designated for our construction activities and deposited in certain trust accounts (“construction fund”), as cash held in trust. As expenditures are made from the construction fund they are recorded either as construction in progress or equipment, as appropriate. Interest on the bonds incurred during the construction period is capitalized on the project over the construction period. The related bonds are in substance guaranteed by us and recorded as our obligation.

In the case of the construction of government-owned properties subject to a future lease of completed improvements, we are considered the owner of the asset under construction and upon completion of the construction and placement of the building into service we will record the capital lease and account for the transaction as a sale-leaseback of the related assets.

Income Taxes and Other — In accordance with FASB ASC Subtopic 740-10, Income Taxes, deferred income tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is recorded to reduce net deferred income tax assets to amounts that are more likely than not to be realized.

FASB ASC Subtopic 740-10 requires that the tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met each reporting period to support continued recognition of a benefit. With the adoption of FASB ASC Subtopic 740-10, companies are required to adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle.

We, as well as our subsidiary, Digital Domain, collect sales tax amounts due to governmental authorities from customers. These payments are remitted to the appropriate taxing authority and recorded in our consolidated statements of operations on a net basis.

Effect of Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). This ASU increases the prominence of other comprehensive income (“OCI”) in financial statements. ASU No. 2011-05 gives businesses two options for presenting OCI, which until now has typically been placed near the statement of shareholders’ equity. An OCI statement can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, businesses can have an OCI statement separate from a net income statement, but the two statements will have to appear consecutively within a financial report. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). This ASU changes the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this ASU clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements including: i) application of the highest and best use and valuation premise concepts only when measuring the fair value of nonfinancial assets and liabilities and not when measuring the fair value of financial assets and liabilities; ii) measuring the fair value of instruments classified in an entity’s shareholders’ equity, such as equity interests issued in consideration in a business combination and iii) disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Other amendments in this ASU change a principle or requirement for measuring fair value or disclosing information about fair value measurements, including: i) measurement of certain financial instruments that are managed within a portfolio; ii) application of premiums and discounts in a fair value measurement and iii) expanded disclosure requirements about fair value measurements. The provisions of ASU No. 2011-04 are effective during interim and annual periods beginning after December 31, 2011, and early application by public entities is not permitted. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU No. 2010-29”). This ASU clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. ASU No. 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The provisions of ASU No. 2010-29 are effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying

Amounts (“ASU No. 2010-28”). This ASU requires a company to modify step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The provisions of ASU No. 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives (“ASU No. 2010-11”). This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. ASU No. 2010-11 specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under FASB ASC Paragraph 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. An entity must apply the amended guidance as of the beginning of its first fiscal quarter beginning after June 15, 2010. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements, (“ASU No. 2010-09”), which eliminated the requirement under FASB ASC Topic 855, Subsequent Events (“ASC No. 855”) for SEC registrants to disclose the date through which they have evaluated subsequent events in the financial statements. ASU No. 2010-09 was effective upon issuance. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics (“ASU No. 2010-08”). This update eliminates inconsistencies and outdated provisions in U.S. GAAP and provides needed clarification on others. Amendments within ASU No. 2010-08 that may be applicable to the Company are effective as of the first reporting period beginning after February 2, 2010, the date this ASU was issued. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”), which amends the disclosure guidance with respect to fair value measurements. Specifically, this ASU requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification (“ASU No. 2010-02”). This ASU clarifies, but does not change, the scope of current US GAAP. ASU No. 2010-02 clarifies the decrease in ownership provisions of FASB ASC Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FASB ASC Subtopic 810-10. For entities that have already adopted FASB ASC Subtopic 810-10, the guidance is effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009.

ASU No. 2010-02 should be applied retrospectively to the first period that an entity adopted FASB ASC Subtopic 810-10. The adoption of this guidance will not have an impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying FASB ASC Topics 505 and 260. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU No. 2009-05”). This ASU applies to all entities that measure liabilities at fair value within the scope of FASB ASC Topic 820. ASU No. 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

•	A valuation technique that uses:
º	The quoted price of the identical liability when traded as an asset.
º	Quoted prices for similar liabilities or similar liabilities when traded as assets.
•	Another valuation technique that is consistent with the principles of FASB ASC Topic 820. An example would be an income approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The amendments in ASU No. 2009-05 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-04, Accounting for Redeemable Equity Instruments — Amendment to Section 480-10-S99 (“ASU No. 2009-04”). ASU No. 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF D-98, Classification and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff’s views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”). ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside permanent equity if they are redeemable 1) at a fixed or determinable price on a fixed or determinable date, 2) at the option of the holder, or 3) upon occurrence of an event that is not solely within the control of the issuer. The Company adopted the provisions of this guidance in its consolidated financial statements.

In June 2009, the FASB issued guidance, codifying US GAAP as the single source of authoritative nongovernmental US GAAP, known as Accounting Standards Codification (“ASC” or the “Codification”). FASB ASC Topic 105, Generally Accepted Accounting Principles, does not change US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All previously existing accounting standards documents were superseded and all other accounting literature not included in the FASB Codification is considered non-authoritative. These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15, 2009. The Company has adopted these provisions in the accompanying notes to the consolidated financial statements. The adoption of the Codification did not have an impact on the Company’s consolidated financial statements, but does impact its financial reports by eliminating all references to pre-codification standards and replacing them with Codification references.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events, which modifies current guidance in the auditing literature of the American Institute of Certified Public Accountants (“AICPA”) Auditing Standards (“AU”) Section 560, and is effective for interim or annual periods ending after June 15, 2009. The guidance is largely similar to the current guidance in such auditing literature with some exceptions that are not intended to result in significant changes in practice. FASB ASC Topic 855 applies to all entities that prepare financial statements in accordance with US GAAP. It defines subsequent events either as “recognized” or “non-recognized” subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. FASB ASC Topic 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of FASB ASC Topic 855 as of December 31, 2009 and evaluated the impact of material subsequent events through the date the consolidated financial statements were issued.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our cash and cash equivalents balance as of December 31, 2010 and March 31, 2011 was held in money market accounts or invested in investment grade commercial paper with maturities of less than 90 days. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Any future declines in interest rates will, however, reduce future investment income. As our cash held in trust is held at the City of Port St. Lucie, Florida, the City has the market risk on this financial instrument.

Digital Domain’s Vancouver subsidiary’s functional currency is the Canadian dollar. Assets and liabilities of this office are translated into U.S. dollars using exchange rates as of the respective balance sheet date, and revenues and expenses are translated into U.S. dollars using average exchange rates for the respective period covered. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Currently, we do not hedge against translation gain and loss risks as we consider the net impact to our financial statements to be immaterial.

In addition, our subsidiary has warrants to third parties that can be settled at the request of the holder for cash under certain conditions. A 10% increase or decrease in the underlying value of our subsidiary can result in a $0.5 million change in the ultimate settlement value of these instruments.

We have issued warrants to purchase shares of our Series A Preferred Stock and notes containing convertible debt features classified as liabilities, which are not considered indexed to our underlying stock value. These liabilities cannot be converted to cash by the holder and can ultimately be converted into shares of our Common Stock.

Business

Our Business and Growth Strategy

We are an award-winning digital production company. Since our inception in 1993, we have been a leading provider of CG animation and VFX for major motion picture studios and advertisers. The innovation and creativity of our company, work and employees have been recognized with numerous film industry awards and nominations, including seven awards issued by the Academy of Motion Picture Arts and Sciences — three Academy Awards® for Best Visual Effects and four awards for Scientific and Technical Achievement. Our filmography of over 80 major motion pictures includes Thor, TRON: Legacy, the Transformers trilogy, The Curious Case of Benjamin Button, Apollo 13 and Titanic. Our digital production capabilities include the creation of CG animated content, performance capture, the conversion of 2D imagery into 3D imagery and CG visual effects such as fluid simulation, terrain generation and photorealistic animation.

Driven by increasing consumer demand, VFX, including 3D content, have become a more critical component of major Hollywood films and digital advertising. Movie studios and advertisers are also attracted by the economic efficiency of VFX relative to live-action projects. As a result, VFX budgets for films and advertising campaigns have grown substantially in recent years.

Our creative talent, processes and technologies, and our relationships with major motion picture studios, filmmakers and advertisers, have enabled us to become a leader in the industry and to benefit from the recent growth in the VFX market. In 2010, revenues from our VFX business were $101.9 million, an increase of 60% from 2009, with operating income from our VFX business in 2010 of $17.2 million, an increase of 410% from 2009. For the first quarter of 2011, revenues from our VFX business were $37.9 million, an increase of 111% from the first quarter of 2010, with operating income from our VFX business in the first quarter of 2011 of $6.5 million, an increase of 300% from the first quarter of 2010. We expect to continue to benefit from the growth of the VFX market as well as our initiatives summarized below:

Expand Our Participation in the Production Process and Ownership of Live-Action Feature Films.  As a key partner to major film studios and leading filmmakers, we are playing an increasingly important role in the creation and development of live-action films, which we believe present us with opportunities to selectively co-produce large-budget films. Co-production opportunities allow us to invest in the film’s overall production budget, while playing a role in the production of digital content and integrated advertising campaigns. Such opportunities may enhance our overall profit potential from VFX projects through economic participation in the film’s profits, as well as the long-term value of our business due to ownership of the film’s intellectual property, including ancillary revenue streams. We recently entered into a co-production agreement with Oddlot Entertainment for financing and production of the film Ender’s Game, based on the popular science-fiction novel of the same name. Summit Entertainment is negotiating an agreement to distribute the film in the U.S., and foreign distribution rights in a number of large territories have been sold. In addition to our co-producer role in the film, Digital Domain Productions will invest in the production budget of the film and will lead the digital production.

Create, Develop and Produce Original CG Animated Films.  We believe that our creative and technological expertise in high-quality visual effects and CG animation enables us to enter the market for animated feature films, targeting global audiences of all ages. We have established Tradition Studios, our own animated film studio, assembled an experienced creative team and currently have multiple animated feature films in development.

Capitalize on the Growing Demand for 3D Content.  Increasing consumer and exhibitor appetite for 3D films and television content has resulted in demand for new, high-quality 3D content, as well as the conversion into 3D of existing film and TV libraries originally created in 2D. We expect that our patented proprietary technology for the creation and conversion of 3D images will allow us to take advantage of the growth in this market. Our recent and ongoing 3D projects, for which we converted a portion of each film from 2D into 3D imagery, include Transformers 3: Dark of the Moon, The Smurfs, Alice in Wonderland and G-Force.

Grow Our Education Business.  Responding to increasing demand for professionals trained in state-of-the-art CG effects, and leveraging our reputation in the VFX and digital media markets, we have established a partnership with FSU to launch DDI, a for-profit post-secondary educational institution. We believe DDI is a first of its kind public-private educational partnership, providing students with an opportunity to graduate with a fully accredited four-year Bachelor of Fine Arts degree while obtaining hands-on industry training. We expect classes at DDI to commence in the spring of 2012.

Our Competitive Strengths

We believe the following strengths provide us with substantial competitive advantages:

Established Track Record in the Entertainment Industry.  Our reputation as a leading digital production company stems from our innovation in digital production and CG animation and the key role we have played in some of the most commercially successful motion pictures and innovative television commercials. To date, we have provided significant visual effects for films that have grossed over $16 billion in worldwide box office revenues. Our work has been recognized with seven awards issued by the Academy of Motion Picture Arts and Sciences, four British Academy of Film and Television Arts (“BAFTA”) awards and numerous other television, music and film industry awards.

Established Relationships with Major Studios, Leading Filmmakers and Advertisers.  Since our inception in 1993, we have worked on multiple projects with each of the six major U.S. motion picture studios and with many of the entertainment industry’s leading directors and producers. We believe that these long-standing relationships will continue to provide us with early access to large-scale, VFX-driven and animated feature film projects. A significant number of our projects are with directors and producers with whom we have worked in the past. We also produce commercial advertising campaigns for many Fortune 500 companies, and through this work maintain long-standing relationships with leading advertising agencies and corporate advertisers.

State-of-the-Art Proprietary Technologies and Patent Portfolio.  Through our visual effects, animation and digital production capabilities and technologies, we create what we believe to be some of the most stunning digital imagery today. Our proprietary technologies and patents encompass processes for the generation of 3D imagery, performance capture, and CG animated visual effects such as fluid simulation, terrain generation and photorealistic CG animation.

Creative and Experienced Talent.  Our team includes many producers, directors, effects supervisors and digital artists who we believe to be among the most talented and experienced in the industry.

Full-Service and Cost-Effective Digital Production Infrastructure.  Our scale and network of production facilities allow us to take advantage of high-quality labor with lower operating costs and, in some cases, industry-specific tax incentives. This approach allows us to provide cost-effective digital production solutions for our motion picture and advertising clients as well as for our own animation studio, from concept to completion.

Our History

Digital Domain was founded in 1993 by James Cameron, Stan Winston and Scott Ross to create a new digital VFX studio that would allow filmmakers and their creative teams to more fully participate in the creative process. The company rapidly established an industry-leading reputation for quality and ingenuity, which is reflected in our work and accolades. In 2006, a private investor group led by our Chairman John Textor purchased the company, and in 2010 Digital Domain Media Group purchased a controlling interest in the company. Since 2006, we have significantly expanded our core VFX business through technological innovation, strategic acquisitions and the addition of creative talent, while remaining committed to the original vision of enabling studio creativity.

Business Evolution

Our vision is to be the leader in the creation, production and marketing of digital content. We believe that the entertainment industry has been and will continue to be advanced by creators of content, and that our value will be substantially enhanced by our continued evolution towards creation and ownership of original content. Since our inception, we have executed a focused strategy to broaden our portfolio of services and enhance our value creation and growth opportunities, as summarized below:

•	Production Services (Live-action, Visual Effects, Animation, Design, Post-Production and Sales Network). Since our inception in 1993, we have built a core digital production business, including extensive relationships, talent and technology.
•	Management and Creative Talent Development. We expanded our roster of key management and creative talent beginning in 2006.
•	Creative Development Services. We began offering our suite of creative development services in 2009, including art department services/conceptual design, pre-visualization, creature/character design, performance capture and virtual cinematography. We are currently generating revenue from these services, which is included in the revenue attributable to our Feature Films segment.
•	Co-Production Partner. We are currently developing content from external concepts and intellectual property and co-producing a feature film, taking a project from concept to completion, which we expect to begin production on in the near term. This production process will utilize our existing digital studio and staff. Depending on the structure and size of our financial commitment, we may choose to secure outside financing for co-production projects.
•	Develop, Own and Monetize Original IP. We are currently developing our own original content, through our animation studio, and intend, beginning in 2012, to pursue ancillary business lines related to such content, such as video games, licensing and merchandising, utilizing, where appropriate, capital from external sources.

Our Businesses

Our company is comprised of three core businesses which are complementary to, but not dependent upon, each other:

•	Digital Production. Creative, production and technology solutions for feature films and cross-platform advertising content.
•	Animation. Animation studio focused on the creation and production of original full-length, family-oriented animated feature films.
•	Education. For-profit education institute which will offer, in conjunction with FSU’s internationally recognized media arts program, degree programs in animation, visual effects, film and digital content disciplines.

The complementary nature of our businesses allows us to leverage our outstanding reputation and long-standing relationships in the entertainment industry and our creative, technical and operational expertise across all of our businesses.

Digital Production

We are one of the leading digital production companies. We offer our clients innovative, end-to-end solutions across multiple media platforms spanning the entire content production process from idea generation and pre-production to design, directing, live-action production and post-production. We have three key digital production business units: Digital Domain Productions — VFX for feature films and advertising; Mothership — digital advertising and marketing solutions; and In-Three — creation and conversion of 3D content.

Digital Domain Productions

Digital Domain Productions, our business unit providing digital content production services for feature films and commercials, currently represents the largest component of our business.

Feature Films

We are one of the largest end-to-end providers of digital content production services in the entertainment industry. We are able to manage the entire process of development and production of visual effects for large-scale action movies, utilizing our strategic worldwide network of production facilities, as recently demonstrated with our work on TRON: Legacy.

Over our 18-year history, our creative and technical excellence has been demonstrated through our work on what we believe to be some of the most visually stunning films of all time, including Thor, TRON: Legacy, the Transformers trilogy, The Curious Case of Benjamin Button, Apollo 13 and Titanic. Examples of our technological innovation include the creation of photorealistic, CG natural effects such as water, smoke and fire, and in 2008 one of our artists received a Scientific and Technical Achievement Award® from the Academy for fluid simulation software developed by our company. In addition, we have established ourselves as a leader and pioneer in the field of creating a photorealistic digital synthetic human likeness and performance. Integrating photorealistic digital human “hero characters” in a film requires subtlety and the ability to withstand the scrutiny of extremely close-up images, and such work is often considered to represent the pinnacle of visual effects. In 2009, two of our artists received Academy Awards® for Best Visual Effects for such work we delivered for the motion picture The Curious Case of Benjamin Button.

As a result, we are one of the top choices for the most complex and challenging digital and entertainment content projects. We are typically hired by a major motion picture studio, often at the recommendation of a producer or director, to provide digital effects for a film project in the development stage. As standard practice, we will enter into a contract with the studio calling for a significant portion of the contract amount to be paid up-front, with progress payments made over the life of the project. Our revenues from a large feature film project range in size from several million dollars to more than $70 million dollars, and such projects can take from as short as three months to more than two years to complete, depending upon the complexity and amount of digital effects work involved.

Our feature film work recently completed and currently in production includes:

•	Jack the Giant Killer (a Legendary Pictures/New Line Cinema Film);
•	Real Steel (a DreamWorks Studios film);
•	Transformers: Dark of the Moon (a Paramount film);
•	X-Men: First Class (a 20th Century Fox film); and
•	47 Ronin (a Universal Studios film).

We also carry out a small amount of short term contract work that provides us an opportunity to smooth our workflow between large-scale projects.

As a key partner to major film studios and leading filmmakers, we are playing an increasingly important role in the creation and development of live-action films, which we believe presents us with opportunities to selectively co-produce large scale live-action feature films. Co-production opportunities allow us to invest in the film’s overall production budget, while playing a role in the production of digital content and integrated advertising campaigns. Such opportunities may enhance our overall profit potential from VFX projects through economic participation in the film’s profits, as well as the long-term value of our business due to ownership of the film’s intellectual property, including ancillary revenue streams.

We recently entered into a co-production agreement with Oddlot Entertainment for financing and production of the film Ender’s Game, based on the popular science-fiction novel of the same name. Summit Entertainment is negotiating an agreement to distribute the film in the U.S., and foreign distribution rights in a number of large territories have been sold. In addition to our co-producer role in the film, Digital Domain Productions will invest in the production budget of the film and will lead the digital production. We are currently in negotiation with respect to other co-production projects, but do not have executed agreements in place with respect to such projects.

Our facilities are strategically located to benefit both our and our clients’ businesses. Our digital production business is headquartered in Los Angeles, California, conveniently located near all of the major U.S. film studios. In January 2010, we opened a production studio facility in Vancouver, British Columbia, an increasingly active entertainment industry hub, where we currently have over 130 employees and staff. We also have a VFX, animation and 3D conversion studio in Port St. Lucie, Florida. With our Vancouver and Florida facilities, we can offer our clients the ability to perform work on productions at lower cost, tax-incented locations that are fully integrated with our Southern California operations. We believe we are one of only a few top-tier digital production companies offering a presence in Los Angeles as well as access to owned facilities in lower cost and tax-incented locations.

In the last five years, we have added new production talent to manage larger feature film projects, new creative talent to expand capabilities in character animation and creative development, and new technical talent to build infrastructure and tools allowing us to undertake increasingly larger and more complex projects. We have also developed an outsourcing team and established strategic relationships with studios globally to efficiently manage capacity and lower production cost.

In November 2010, we acquired a visualization studio which expands the scope of our digital production capabilities to include real-time performance capture for feature films, advertising and commercials, and video game production. This studio includes a broad range of tools for virtual cinematography and innovative filmmaking such as the integration of live-action filming with CG elements. We believe that these tools and capabilities will allow us to more efficiently package and expand our pre-visualization services in the development and pre-production process for films and marketing campaigns. The studio’s real-time performance capture capabilities empower directors to visualize synthetic characters in digitally created environments. Our visualization studio occupies an important place in our growth strategy as we expect it will enhance our ability to partner with studios, production companies and filmmakers to explore themes and create stories early in the development process.

Tron Case Study

Our recent role in the creation of the TRON: Legacy feature film and video game represents an important example of how we intend to expand our technological and artistic collaboration with third parties to enhance our competitive position in the digital imagery industry. We began work on TRON: Legacy by developing the film’s concept artwork and using those concepts to create a two-minute test short film showing the film’s compelling characters and environments using state-of-the-art CG imagery. Once Disney (TRON property’s owner) greenlit production of the TRON: Legacy feature film based upon our test short film, we worked closely with Disney for more than two years to create the TRON: Legacy world and digital characters. As the lead VFX provider, we utilized our proprietary technology and processes to create photorealistic human characters, vehicles and environments which we believe have not been equaled in quality by any other studio. Tron: Legacy feature film was theatrically released in December 2010, and became a commercial success, grossing over $400 million in worldwide box office receipts.

Commercials

Digital Domain Productions is also one of the leading creators of digital imagery for the advertising industry. We are primarily hired by advertising agencies to provide visual effects and/or animation for all advertising media, including television commercials and campaigns of related commercials and online interactive advertising. We typically enter into a contract with an advertising agency that calls for a significant portion of the contract amount to be paid in the early stages of the project. A digitally produced television commercial project usually ranges in size from a few hundred thousand dollars to over $2 million and will typically take four to 12 weeks to complete.

We receive tangible, long-term benefits in our feature film business from our relationships with directors from our advertising business. As feature films continue to become more reliant on digital production and visual effects, the major movie studios are increasingly looking for directors with experience in these areas. By maintaining strong ties with directors who began their careers working in advertising before advancing to feature films, we have nurtured long standing relationships with key directors in the entertainment industry. Recent examples of these relationships include Joe Kosinski with TRON: Legacy, and David Fincher with The Curious Case of Benjamin Button and Zodiac. We also anticipate the opportunity to provide advertising-related services to our feature film clients, as we have the ability to repurpose and deploy the digital assets created for a feature film in various channels of commerce and marketing across all digital platforms.

Mothership — Digital Advertising and Marketing Solutions

Mothership, our digital advertising and marketing business, provides end-to-end creative services focused on the development, creation, production and implementation of marketing solutions for brand advertisers and advertising agency clients. Core to our value proposition is access to our in-house talent and creative teams. These teams include directors, designers, writers, strategists, digital artists and technologists. Many of these individuals are considered to be at the forefront of integrating motion picture and digital techniques to create new visual realities and deliver interactive brand experiences from concept through completion across all forms of visual media.

We work across multiple media platforms, which we refer to as “cross-platform” advertising, which includes television, online, print, mobile and other forms of interactive media. In doing so, we leverage the technologies and digital assets developed within our digital production business, as well as our experience in filmmaking, to blend live-action, animation, CG imagery and other techniques to create new visual realities compelling interactive marketing campaigns and digital brand immersion for our clients. Our suite of creative services includes:

•	Interactive brand marketing campaign planning and strategy;
•	Content development and production;
•	Creation, delivery and maintenance of both active and ongoing marketing campaigns; and
•	Development of and implementation of broad digital marketing initiatives.

We are typically hired by corporate advertisers, advertising agencies and video game publishers to create digital media assets. The Mothership team has built a reputation for creating transformative, innovative and cutting-edge work for our clients and, as a result, has forged strong relationships with Hollywood studio marketing departments, leading video game publishers and developers, and large automotive, retail and consumer electronics companies.

Mothership represents a natural value chain progression for us in the advertising industry. We have grown from being an established provider of visual effects and animation services for television commercials to a full service production company offering end-to-end advertising solutions to our clients. This progression was driven by the needs of our customers in the rapidly changing advertising industry. Historically, advertising campaigns only included video content in television commercials. The advertising industry is undergoing rapid change as end-users are exposed to multiple forms of advertising content on an ever-growing list of interconnected digital devices in addition to the television: computers, mobile phones, video game consoles and tablets, among others.

Mothership’s vision is to become a leader in the creation, development and production of best-of-class cross-platform advertising solutions across all visual media. We believe the combination of our creative and technical teams, diverse relationships with a global talent pool of entertainment industry professionals, and brand support from one of the leading digital production companies provide us with significant competitive advantages in the cross-platform advertising space. Ultimately, we believe our digital marketing solutions will enable us to explore new markets for our skills in the creation, production and marketing of digital content.

In-Three — Creation and conversion of 3D content

In November 2010, we acquired the business of In-Three, the pioneer of proprietary Dimensionalization® solutions for the conversion of 2D content into high quality 3D stereo imagery, including a software product, known as Intrigue, six patents and two patent applications for 2D to 3D stereo conversion techniques and other proprietary technology. The Dimensionalization® process provides unique 3D depth, shape and perspective to each individual object in a frame on a pixel or even sub-pixel level. In-Three’s product offerings enable us to offer 3D digital production and stereo conversion solutions to studios and filmmakers. In addition to dimensionalizing films during actual filming, we can also dimensionalize existing 2D film properties for re-release and exploitation as 3D films, which we believe represents an additional growth opportunity for our business. Our Dimensionalization® solutions were significantly utilized in 3D work on Transformers: Dark of the Moon, The Smurfs, Alice in Wonderland and G-Force.

By integrating In-Three’s technology and team into our digital production capabilities, we plan to use, and offer our clients the use of, an expanded set of creative and development capabilities. We believe that In-Three will continue to be a leader in the development of intellectual property for the conversion of 2D content to 3D stereoscopic experiences.

Animation

Tradition Studios

We created Tradition Studios, our animation feature film studio which is currently in the start-up stage, to focus on the development of original full-length, family-oriented CG animated feature films. This studio was formed in 2010 and is currently led by a team of more than 20 experienced storytellers and artists. We expect to build Tradition Studios over the next several years, and we currently have several full-length animation feature film projects in the creative development stage. To complete the production of these animated feature films, we intend to utilize our existing digital studio and to hire additional animators on an as-needed basis.

Family-Friendly Philosophy

Our primary focus is on hiring leading filmmakers who are committed to the creation of stories and adventures that are family-friendly, comedic and entertaining. In our view, adults can be entertained within the framework of a children’s animated feature film through the inclusion of classic elements of storytelling and, by employing this strategy, we believe that our brand and our films will enjoy broad market appeal for the widest possible global audience. We believe that we can build a brand on a global basis that will stand for engaging and entertaining content which is appropriate and safe for all ages. Given the size of the family entertainment market, and the demand for CG animated feature films, we believe that the market will support an additional animated feature film studio committed to family-appropriate content.

Our approach to developing film properties is focused on content consisting of:

•	Tasteful humor based on character and situation;
•	Memorable characters that audiences can empathize with and feel affection for;
•	Gripping plots that propel the story forward;
•	Immersive worlds and environments that challenge the imagination; and
•	Innovative technology that enhances the look of the film and the moviegoer experience.

Our Animation Production Process

CG animated feature films are produced in four stages: creative development, pre-production, production and post-production. Creative development is a collaborative process in which the characters, the world and the plot are conceived and developed. An outline is created in “beat” form, typically in three acts, and a film structure is created. From there, a treatment and then a screenplay are written. The pre-production stage involves turning the written words of the script into the audio and visual medium of film — specifically, panels called “story boards” that quickly describe the action and acting of every shot. These storyboards are edited into a “story reel” where they are combined with the actors’ vocal performances, sound effects and music to create a complete facsimile of the tone, pace and logic of the entire film. The production stage involves modeling, rigging and layout, where the sets, characters and props are created and the cinematography of the film is defined. The motion sequences, or the acting and action of each shot, are then created through use of the rigging controls over time. The shots are then assigned “shaders” and lighting for defining textures, finish and environmental elements. These digital images are then rendered together to make the film. The post-production stage focuses on the final picture quality (e.g., any final color correction) and the final sound of the film (e.g., sound effects and musical score are added and the final sound is mixed).

Financing and Co-Production Arrangements

We expect to undertake the initial stages of the film production process ourselves. At some point prior to or during the initial portions of the actual production stage of a film, we plan to enter into a co-production arrangement with another studio for the remaining portions of the production, which we expect will provide for shared responsibility for financing of production costs, co-ownership and co-branding of the films produced, and an allocation of the profits of each film and any related merchandise and other ancillary products. We have not yet entered into any co-production arrangements with respect to any of our animated feature film projects. In addition, we will look to take advantage of opportunities to limit our financial exposure to any individual project by utilizing third party sources of capital to finance a substantial portion of the costs of such productions. Such financing sources may include, among others, motion picture studios, private domestic and foreign capital partners, institutional lenders, production subsidies, incentives and credits and other industry-specific sources of capital. We may also explore establishing an off-balance sheet film fund to self-finance the production of our original content to enable us to retain more control over the exploitation of our entertainment properties.

Education

We recently founded DDI, a for-profit post-secondary educational institution in partnership with FSU. In April 2011, we entered into agreements with FSU establishing what we believe is a first-of-its-kind public-private education partnership whereby DDI graduates will receive fully-accredited four-year Bachelor degrees from FSU. Working closely with FSU’s College of Motion Picture Arts and the Florida Department of Education, we have designed a curriculum for DDI that will produce workforce-ready graduates possessing both traditional motion picture arts and state-of-the-art technical animation and visual effects CG skills. We expect to also provide our graduates with the skills to compete in the broader digital economy, which includes commercial applications such as military simulation, medical simulation, architecture, engineering, software development and related technologies. We believe this partnership between DDI and FSU represents a cutting-edge collaboration between an industry-leading technology and entertainment company and one of the nation’s top film schools.

In December 2010, the City of West Palm Beach granted us title to land for DDI’s headquarters and primary campus facility. Located on the primary thoroughfare into downtown West Palm Beach, this facility will house DDI, FSU’s new degree program in Animation and Digital Arts, a working DDMG digital production facility, FSU’s Torchlight Program (which focuses on post-production film marketing), and FSU’s “applied digital media research center,” which would pursue government and industry funded digital media research.

We recently entered into a lease for temporary space adjacent to the DDI property. In summer 2011, FSU will relocate its Torchlight Program to this temporary space, and we expect to begin DDI classes there in the first quarter of 2012. We expect the first class of students to matriculate into FSU’s new degree program in this temporary space in fall 2012. We expect to start construction on the permanent DDI facility in early 2012 with completion in 2014.

We expect DDI students to receive a world-class education taught in large part by digital production industry professionals, including members of our leadership team, professors from FSU’s motion picture arts program and other experts in the entertainment, media and technology industries. After receiving hands-on training that may include actual CG work on motion pictures, commercials or other projects that we have in production, DDI graduates would typically then enter their first job interviews with a resume that includes practical experience on feature films, commercials and/or other projects, in addition to a course of study that was designed from the ground up to create effective and productive employees for entertainment industry employers. Ultimately, it is expected that DDI will provide our other businesses with access to new qualified talent.

DDI will focus its recruitment efforts on attracting students with the motivation and ability to complete its educational programs. We believe that our brand name, reputation in the entertainment industry and the opportunity to work on feature films are the most important tools for recruitment of students to DDI. In addition, to generate interest among potential students, we intend to employ direct mailings and television, radio and newspaper advertising in the recruitment process. We anticipate that our students will finance their education at DDI in a variety of ways, including federal financial aid programs. In addition, many of our working adult students may finance their own education or receive full or partial tuition reimbursement from their employers.

Our contracts with FSU ensure that DDI students dual-enrolled in DDI and FSU will graduate with a Bachelor of Fine Arts degree from FSU with a major in Animation and Digital Arts, as well as certifications of technical and professional proficiency from DDI. Our partnership with FSU provides a competitive advantage in that FSU’s accreditation allows students enrolled in our program the opportunity to apply for federal financial aid and tuition assistance programs for the FSU portion of our program. FSU’s reputation also provides parents, students and prospective employers with confidence that the students will receive a high quality education from a well-respected institution.

We will actively assist our students and alumni with job placement and other career-related matters. DDI will adopt FSU’s current placement practices, which have an impressive history of transitioning nearly 100% of its film school graduates into the motion picture industry. FSU faculty and staff work with students in their last year of school to create individual career strategies, and then arrange for industry mentors to help students realize their professional goals and gain meaningful employment within six months of graduation. Additionally, DDI’s career development personnel will conduct workshops on employment-related topics (including resume preparation, interviewing techniques and job search strategies), maintain job listings, arrange campus interviews by employers and provide other placement assistance. We expect to conduct annual alumni surveys to monitor the career progression of DDI’s graduates.

Government Grant Funding and Tax Incentives

Over the past two years, we have worked closely with state and local government authorities in Florida to execute economic stimulus contracts designed to create jobs and stimulate the State’s economy. As of the date of this prospectus, we have contracted to receive a total of approximately $135 million in such government stimulus financing, including $20 million in tax credits. This financing consists of cash grants, land grants, low-interest financing and tax incentives. All of these incentives have been structured over a three- to five-year period, with portions of these grants funded as we meet target thresholds of business initiation, capital expenditures and/or job creation.

The first stimulus package, signed in June 2009, provides for $20 million in cash grants from the State of Florida. The second stimulus package was awarded to us by the City of Port St. Lucie, Florida in December 2009 and January 2010, providing for us to receive an additional $10 million in cash grants, 15 acres of land appraised at $10 million and $40 million in low-interest building and equipment lease financing. We are deploying these incentives to construct our 500-person animated features film studio in Port St. Lucie, Florida.

The third stimulus package, signed in November 2010 with the City of West Palm Beach, Florida Community Redevelopment Agency, provides for grants of $10 million in cash, title to 2.4 acres of land appraised at $9 million and $15 million in low-interest financing. These grants are designed to incentivize us to build our educational facility at a site in the City of West Palm Beach. The cash grant will be released as our educational institute achieves various benchmarks including commencement of construction and other business progress targets.

Our Work and Accolades

Feature Film Experience

Since our inception, we have provided visual effects and animation for some of the most recognizable and successful feature films. The films for which we have provided visual effects have generated more than $16 billion of worldwide box office revenues through January 31, 2011.

Over our 18-year history, the creative and technical excellence of Digital Domain Productions, one of our subsidiaries engaged in VFX work, its employees and the projects on which it has worked have been recognized with numerous awards, including:

•	Three Academy Awards®, and three additional nominations, for Best Visual Effects in a feature film from the Academy;
•	Four Scientific and Technical Achievement Awards® from the Academy for technological contributions to the motion picture industry;
•	Four BAFTA awards for Best Visual Effects in a feature film;
•	12 Cannes Lion awards for advertising and advertising campaigns;
•	32 CLIO awards for creative excellence in advertising and 24 Association of Independent Commercial Producers, or AICP, awards for television commercials and related visual effects; and
•	1 Grammy award for Best Music Video and 1 MTV Video Music Award for Best Visual Effects in a music video.

Below is a list of the publicly-announced feature films for which we are currently providing visual effects and animation and substantially all of the feature films for which we have received or expect to receive formal credit for our visual effects and animation work thereon:

2011/Currently in production
Thor	Transformers: Dark of the Moon
Jack the Giant Killer	X-Men: First Class
Real Steel	47 Ronin
The Smurfs
2010
TRON: Legacy	The A-Team
Percy Jackson & the Olympians: The Lightning Thief
2009
2012	G.I. Joe: The Rise of the Cobra
Transformers: Revenge of the Fallen
2008
The Curious Case of Benjamin Button (Academy Award® for Best Visual Effects)	The Mummy: Tomb of the Dragon Emperor
Speed Racer

2007
Blades of Glory	The Seeker: The Dark is Rising
Meet the Robinsons	Transformers
Pirates of the Caribbean: At World’s End	We Own the Night
The Golden Compass	Zodiac
The Hitcher
2006
Flags of Our Fathers	The Nativity Story
Letters from Iwo Jima	The Texas Chainsaw Massacre: The Beginning
My Super Ex-Girlfriend	Zoom
Roving Mars
2005
Æon Flux	Dark Water
Charlie and the Chocolate Factory	Stealth
Cinderella Man
2004
Flight of the Phoenix	The Day After Tomorrow
I, Robot (Academy Award® Nominee for Best Visual Effects)
2003
Daredevil	Secondhand Lions
Looney Tunes: Back in Action	The Italian Job
Peter Pan	The Missing
2002
Adaptation.	We Were Soldiers
Star Trek: Nemesis	xXx
The Time Machine
2001
A Beautiful Mind	Vanilla Sky
The Lord of the Rings: The Fellowship of the Ring
2000
How the GrinchTM Stole Christmas	Rules of Engagement
O Brother, Where Art Thou?	Supernova
Red Planet	X-Men
1999
EdTV	Lake Placid
Fight Club
1998
Armageddon	What Dreams May Come (Academy Award® for Best Visual Effects)
1997
Dante’s Peak	The Fifth Element
Kundun	Titanic (Academy Award® for Best Visual Effects)
Red Corner
1996
Chain Reaction	The Island of Dr. Moreau
Sgt. Bilko
1995
Apollo 13 (Academy Award® Nominee for Best Visual Effects)	Strange Days

1994
Color of Night	True Lies (Academy Award® Nominee for Best Visual Effects)
Interview with the Vampire: The Vampire Chronicles

Advertising Experience

We are also one of the leading creators of digital imagery for the advertising industry and have created television commercials and online advertising for some of the most recognized directors, advertising agencies and corporate advertisers worldwide.

Below is a list of the brands for which we have provided since 2004 visual effects and animation services on at least four discrete projects and/or individual projects on which we earned at least $0.5 million in revenues:

Acura	General Motors
Adidas	Gillette
American Express	Honda
Anheuser-Busch	Hyundai
AT&T	Infiniti
Audi	Lexus
Bacardi	Mazda
Burger King	Mercedes
Capital One	Microsoft
Chrysler	Nike
Coca-Cola	Saab
Comcast	Samsung
Coors	Shell
Disney	Sony
Electronic Arts	Sprint
Ford	Toyota
Gatorade	Volkswagen

Below is a list of the advertising agencies with whom we have worked on an average of at least one project annually from 2007 to 2010:

Anderson DDBSF	McCann Erickson
Arnell Group	Ogilvy & Mather Worldwide
BBDO	Publicis Worldwide
Campbell-Ewald	Rubin Postaer and Associates
Crispin Porter + Bogusky	Saatchi & Saatchi
Goodby, Silverstein & Partners	TBWA\Chiat\Day
GSD&M	W.B. Doner Advertising
J. Walter Thompson	Wieden + Kennedy
Leo Burnett Worldwide, Inc.	Young & Rubicam Brands

Competition

Visual Effects and CG Animation Industry

Visual effects and CG animation is a rapidly evolving and competitive sector within the entertainment industry, with multiple visual effects and animation studios often bidding for the same project. Our competition in these markets is highly fragmented, with numerous companies of varying sizes providing a range of services to different market segments. Considering the high degree of competition in these sectors, we anticipate that reputation, size and financial strength, among other things, will be increasingly important for our current and continued success.

We believe that the primary competitive factors in producing visual effects for the feature film and advertising markets include some or all of the following:

•	brand recognition and reputation;
•	financial strength and resources;
•	quality and consistency of services;
•	strength of relationships with key participants in the motion picture and advertising industries;
•	cost management and price; and
•	development of and access to new technologies.

We believe that we compete favorably with respect to each of these factors.

CG Visual Effects — Feature Films

Our competitors in the production of CG visual effects for feature films and commercials include large firms with a long history of producing digital visual effects, such as Industrial Light and Magic, a division of Lucasfilm Ltd., Sony Pictures Imageworks Inc., a division of Sony Corp, Weta Digital Ltd., Rhythm & Hues Inc. and Framestore CFC, as well as many smaller firms that specialize in visual effects. We believe that our product quality, long-standing industry relationships and comprehensive digital production solution allows us to be involved early in the production cycle for feature films and commercials and gives us a competitive advantage over visual effects firms that cannot offer a comprehensive solution to their clients.

3D Conversion

With respect to our 3D conversion services, we compete mainly with specialty firms that are generally hired on a project to project basis, such as Legend3D and Prime Focus. Although the market for 3D conversion services is relatively new, it is rapidly growing and in recent years large motion picture exhibitors and studios have been developing internal 3D technologies and capabilities, which we expect to intensify competition in the future. We believe that our proprietary and patent-protected 3D conversion process, Dimensionalization®, provides us with a competitive advantage in the 3D services market.

Digital Advertising and Marketing

The digital advertising and marketing industry in which our Mothership business participates is in a state of rapid change and is highly competitive. We believe today’s media and marketing landscape is at a key inflection point, where the digital distribution medium not only plays a critical part in overall strategy, but is also part of the very DNA of these innovative marketing campaigns. Central to this new breed of agency’s philosophy is creating integrated, cross-platform strategy, planning, creative, production, delivery and measurement. In particular, we believe the entertainment industry is increasingly in need of marketers who can maintain and leverage a close partnership with the content creators, ensuring an integrated digital experience across all of today’s visual media platforms.

Principal participants in the digital advertising and marketing industry include traditional full-service advertising agencies owned by the four major agency holding companies (Omnicom, WPP, Publicis and Interpublic) looking to implement digital marketing strategies; pure-play interactive-focused advertising agencies such as R/GA (subsidiary of Interpublic) and The Barbarian Group (subsidiary of Samsung); full-service digital advertising agencies such as Razorfish (subsidiary of Publicis); and advertising-focused visual effects studios such as The Mill, Framestore CFC, Motion Theory and Psyop. An important factor in this competitive landscape is the fact that we have worked, and will continue to work, with these groups as co-partners in the creative and/or production phases of a client’s campaign.

We believe that we compare favorably with these companies with respect to our entertainment industry relationships, our strength and history in visual effects content creation, and the people, processes and technology that define our Mothership business.

Education Business

While we are not aware of any other education providers that offer the same direct industry experience coupled with a dual degree/certification from an accredited public university, there are numerous other public and private universities and colleges which offer similar degrees as those we intend to offer. These include, for example, Ringling College of Art and Design, Savannah College of Art and Design (SCAD) and Full Sail University. Many of these institutions have substantially greater experience and reputation in the educational industry than do we, and substantially greater resources.

Intellectual Property

Digital Domain® is a registered trademark in the United States.

In order to protect our proprietary technology, we own six patents registered with the USPTO, have filed eight current patent applications with the USPTO, and have plans to file additional applications in the future. We acquired the six registered patents in connection with our acquisition of the business of In-Three, Inc. in 2010, and the patents are now held by our subsidiary DD3D, Inc. Each such patent relates to 2D to 3D stereo conversion techniques and will expire in 2018. We also rely on a combination of copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States.

Employees

As of March 31, 2011, we employed approximately 890 full and part-time employees. Of our total employees, approximately 532 are located in our two southern California locations (our main campus in Venice and a second, smaller campus in Playa Vista), 234 are located in our Port St. Lucie, Florida office, 23 are located in our San Francisco location, and 101 are located in our Vancouver, British Columbia office. We also hire additional employees and contractors on a project-by-project basis. We believe that our employee and labor relations are good. Our executive staff is currently covered by employment contracts, which generally include non-disclosure agreements.

Property

Our corporate headquarters are situated at 8881 South US Highway One in Port St. Lucie, Florida. We own four acres in Port St. Lucie, Florida and a 2.4 acre site in downtown West Palm Beach, Florida.

We lease 64,000 square feet at 8881 South US Highway One, 14,000 square feet in Tradition, Florida and 4,200 square feet at Indian River State College in Port St. Lucie, Florida.

Our digital production business is currently housed in two separate locations. On our main campus in Venice, California, we currently occupy approximately 73,000 square feet which we lease pursuant to two leases. We have entered into a lease termination agreement and related documents with respect to one of those leases, the effect of which will decrease the area we occupy on the main campus to approximately 67,000 square feet as of November 30, 2011. Our lease for the remaining 67,000 square feet of space on the main campus expires on December 31, 2013.

Our second location in southern California is in Playa Vista, California, where we occupy approximately 51,000 square feet pursuant to a lease that expires September 30, 2011, which we may extend to September 30, 2013 at our option.

We occupy approximately 10,000 square feet in The Presidio in San Francisco, California, pursuant to a sublease that expires on August 31, 2011.

We occupy approximately 19,000 square feet in Vancouver, British Columbia, pursuant to a sublease which expires on December 30, 2015.

We occupy approximately 8,000 square feet in West Palm Beach, Florida, pursuant to a lease which expires on April 30, 2013.

Company History

Digital Domain Media Group, Inc. was formed in 2009 under the name Wyndcrest DD Florida, Inc., and recently changed its name to Digital Domain Media Group, Inc. In October 2009, Digital Domain Media Group, Inc. acquired shares totaling in the aggregate approximately 13.2% of the total issued and outstanding capital stock of Digital Domain, and currently owns shares totaling in the aggregate approximately 78.2% of the total issued and outstanding capital stock of Digital Domain.

Digital Domain, formerly Wyndcrest DD Holdings, Inc., which was formed in April 2006, acquired all of the issued and outstanding stock of Digital Domain Productions, Inc., in May 2006. Digital Domain Productions, Inc. was formed in 1993 under the name Digital Domain, Inc.

Litigation

Wyndcrest DD Florida, Inc., et al adv. Carl Stork.  On March 29, 2010, we (under our former name “Wyndcrest DD Florida, Inc.”) sued former Digital Domain Chief Executive Officer and director Carl Stork in Brevard County Florida Circuit Court to enforce a February 2010 stock purchase agreement pursuant to which we purchased Mr. Stork’s Digital Domain shares. The case was voluntarily dismissed on December 16, 2010. On September 8, 2010, Mr. Stork filed suit against us in Los Angeles County Superior Court seeking rescission of the agreement and compensatory and punitive damages. The case was removed to the United States District Court for the Central District of California. Mr. Stork has been paid the purchase price in full under the agreement. We are vigorously defending against the claims. The case is in discovery, and as such we cannot reliably predict the outcome. Trial has been set for December 2011.

JK-DD, LLC and Jeffrey Kukes v. John C. Textor, et al.  On August 12, 2010 the plaintiffs, who are stockholders of Digital Domain, filed suit against the defendants in Palm Beach County, Florida, Circuit Court seeking rescission of a 2007 settlement agreement that resolved a prior partnership dispute between Mr. Kukes and Mr. Textor pursuant to which the plaintiffs obtained their shares of Digital Domain common stock. The plaintiffs also seek damages for alleged dilution of the value of such shares. The defendants believe the Complaint is an attempt to reverse a valid, binding settlement agreement and are aggressively defending against the claims. On September 27, 2010, the defendants filed a motion to dismiss the plaintiffs’ claims. The plaintiffs subsequently dismissed two of the three counts in their original complaint, mailed defendants a draft amended complaint naming Digital Domain Media Group, Inc. as a defendant, and filed a separate new action against Mr. Textor and his wife, individually. The plaintiffs’ draft amended complaint has not been filed as the parties are engaged in settlement negotiations. Both cases are in discovery, and as such we cannot reliably predict the outcome. No trial date has been set in either case.

Government Regulation

Our education business will be subject to extensive governmental regulation on both the federal and state levels, including under the federal Higher Education Act. The Higher Education Act and its related regulations govern all higher education institutions participating in Title IV programs, and we expect that funds from Title IV programs will constitute a material portion of the revenues that DDI will receive.

To be eligible to participate in Title IV programs, DDI must be accredited by an accrediting body recognized by the U.S. Department of Education and must comply with the Higher Education Act and all applicable regulations thereunder. As a school participating in Title IV programs, DDI will face significant restrictions on its business and operations, including limitations of incentive payments to persons involved in student recruitment, potential caps on the percentage of its revenues that are derived from Title IV programs, and certain restrictions on its use of Title IV program funds. Additionally, DDI will only be eligible to participate in Title IV programs if, as determined by the U.S. Department of Education, DDI satisfies specified measures of fiscal responsibility and administrative capability and can demonstrate that its programs lead to “gainful employment in a recognized occupation.” To remain eligible to participate in Title IV programs, DDI will, among other things, be subject to periodic compliance reviews by the U.S. Department of Education and will be required to maintain student loan cohort default rates, calculated as the percentage of a school's borrowers who enter repayment on Title IV loans during a particular year and default or meet other specified conditions prior to the end of the following year, below certain specified levels.

Apart from our education business, we are not currently subject to direct federal, state or local regulations, other than regulations applicable to businesses generally or incident to the government grants that we receive. See “— Government Grant Funding” above.

Industries

Visual Effects and Animation Industry

Companies that produce visual effects and animation play an important and rapidly expanding role in the development and production of entertainment and marketing content. The demand for entertainment content for distribution in all forms of media and the proliferation of new channels for marketing goods and services have driven the growth of the visual effects and animation sectors. The confluence of a number of trends in the entertainment and marketing industries, including those listed below, have led to the increasing reliance on visual effects and animation in the production of entertainment and marketing content.

•	High quality digitally created visual effects are replacing live action content in many large scale feature films and marketing projects due to the quality and economic efficiency of digital production;
•	Visual effects and CG animated movies substantially outperform all other movies — all of the top 20 grossing films in worldwide box office history are either computer animated or substantially reliant on visual effects;
•	Increased demand for 3D films and visual effects;
•	The commercial success of animated feature films across various revenue streams including box office receipts, merchandising, video-on-demand, television, and sequel opportunities; and
•	The continued migration of advertising from traditional media to cross platform channels.

Feature Film Visual Effects

CG Imagery

Visual effects and animation have been used in motion pictures for many years. The 1933 version of King Kong is considered one of the earliest visual effects and animated films. The public’s demand for visual effects and animation has grown as producers of widely distributed and marketed motion pictures have become the leading users of visual effects and animation. By early 2000, CG imagery dominated the visual and special effects landscape, with numerous films relying on the use of CG imagery and nearly half of all films depending on some form of computer-generated effects.

Much of the success of the top grossing films of all time (as of December 31, 2010) ranked by worldwide box office revenues, can be attributed to compelling CG imagery produced through visual effects and animation that was not historically possible using traditional film and camera techniques. With the international box office receipts for these films often comprising more than 50% of their total worldwide box office revenues, it is clear that audiences around the world want to see animated and visual effects-driven films.

3D Technology

There are various approaches to creating 3D content: capturing 3D using dual camera rigs, rendering 3D using dual “virtual” camera rigs within a computer graphics environment, and converting content produced in 2D into 3D. Content producers are converting 2D motion pictures to 3D with processes which gives three-dimensional depth, shape and perspective to each individual object on a pixel or even sub-pixel level.

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. With the commercial success of recent 3D motion pictures, adoption of 3D digital cinema is positioned for continued growth. According to IHS Screen Digest, as of December 31, 2010, approximately 36,242 digital theater screens were deployed worldwide out of approximately 113,000 total worldwide modern theater screens, and approximately 60.5% of digital theater screens worldwide are 3D enabled.

According to film-releases.com, 45 3D motion pictures are scheduled to be released worldwide during 2011, up from 25 3D film releases in 2010 (MPAA). According to the Veronis Suhler Stevenson Communications Industry Forecast, 2010 – 2014, (“VSS Forecast, 2010 – 2014”), total domestic motion picture box office is expected to be approximately $11.9 billion in 2011, with 3D motion picture box office representing approximately 23.3%.

We believe that the recent success of major 3D motion pictures will further stimulate the production and distribution of new and alternative 3D content for the theatrical feature film market. We also anticipate that the proliferation of 3D televisions, laptops and other displays represents a new revenue opportunity arising from the release of 3D content and the re-release of 2D content that has been converted to 3D.

Motion Pictures

Market Size

According to the MPAA’s U.S. Theatrical Market: 2010 Statistics, domestic box office (which includes the United States and Canada) matched its 2009 total of $10.6 billion. This represents a 10% increase compared to approximately $9.6 billion in 2008, and a 15% increase over the past five years. The 3D market was a key growth driver, with 21% of 2010 box office, or $2.2 billion, coming from 3D showings. This metric almost doubled from the prior year when 3D accounted for 10% of the total domestic box office. Worldwide box office also reached an all-time high of approximately $31.8 billion in 2010, compared to approximately $29.9 billion in 2009, a 6% increase. International box office ($21.2 billion) made up 67% of the 2010 worldwide total, while domestic box office ($10.6 billion) made up 33%, a proportion approximately consistent with the last several years. Domestic theatrical admissions or tickets sold, declined 5% in 2010 to 1.3 billion tickets.

According to the VSS Forecast, 2010 – 2014, box office and home video spending in the United States generated $33.7 billion in 2009, with an expectation to reach $37.1 billion by 2014, a 2.0% annually compounded growth rate. We believe the growth of the sector will be supported by online DVD rental services and online film streaming services, the popularity of high-definition DVDs, and an increase in the number of digital cinemas. Animated and visual effects-driven films have been a key driver of the growth of the filmed entertainment sector. For example, the top 20 grossing films of all time (as of December 31, 2010), ranked by worldwide box office revenues, were made using significant high-end visual effects or CG animation.

Studios and Production

Major studios have historically dominated the motion picture industry. The term “major studios” is generally regarded in the entertainment industry to mean Paramount Pictures, Sony Entertainment, Twentieth Century Fox Film Corp., Universal Pictures, Walt Disney Pictures and Warner Bros. All of these companies are owned by media conglomerates with a variety of operations, including film production studios, television networks, cable channels and film distribution divisions. These studios have historically produced and distributed the majority of theatrical motion pictures released annually in the United States. Competitors less diversified than the “major studios” include Lions Gate Entertainment Corp., Summit Entertainment, The Weinstein Company and MGM. These motion picture production companies and numerous smaller production and distribution companies are often referred to as “independents.” They have also played an important role in the worldwide feature film market. Independent films have gained wider market approval and increased share of overall box office receipts in recent years.

The production of a motion picture occurs in four distinct stages prior to initial release: (i) development, (ii) pre-production, (iii) principal photography and (iv) post-production. The creation of a motion picture begins with the development of an original screenplay by a writer or the screenplay adaptation of a popular novel or other literary or dramatic work.

In general, the economic life of a motion picture consists of its exploitation in theaters and in ancillary markets such as home entertainment, pay-per-view, digital rentals, pay television, broadcast television, foreign and other markets. Successful motion pictures may continue to play in theaters for more than three months following their initial release. Concurrent with their release in the United States, motion pictures are generally released in Canada and may also be released in one or more other foreign markets. After the initial theatrical release, distributors seek to maximize revenues by releasing movies in sequential release date windows, which are generally exclusive against other non-theatrical distribution channels.

Animated Feature Films

Production of Animated Feature Films

Motion pictures can be divided into two categories — animated films and live-action films. The vast majority of films theatrically released are live-action films. Animated films are typically either hand-drawn, stop-motion or CG. Although hand-drawn films have historically comprised the majority of animated films, most are now CG animated films, which are made by creating and animating digital models and sets that have been built in a virtual world using complex computer programs.

The animated film business differs from the live-action film business in several key ways, including development process and schedules, cost structure and revenue realization. Animated films rely on the collaborative skills of a wide variety of artists, including directors, producers, animators, lighters, effects artists, screenplay writers, technical personnel and voice talent, while live-action films heavily rely on the talent of actors and the vision of a single director. After initial development, it takes approximately three to four years to produce a high-quality animated film, while a live-action film is typically produced within a period of 12 to 18 months.

Due in part to these production differences, the cost structures of animated and live-action films are different. The production costs of an animated film consist primarily of the salaries paid to a larger number of employees working over a longer time period than on a typical live-action film, corporate overhead allocated to the film and equipment and technology costs. On the other hand, a live-action film’s production costs vary for a variety of reasons, including the caliber of acting talent that is hired, the degree to which the film relies on special effects, and whether the film is shot in remote or otherwise expensive set locations. In general, due to the much shorter time commitment involved, compensation paid to voice talent in connection with an animated film generally is significantly less than compensation paid to an actor in a live-action film. In addition, because of their production cost structures and the length of time it takes to produce high-quality animated films, they are generally treated as event movies, on par with big-budget live-action productions, and their marketing budgets are generally comparable to such films.

In addition to having different cost structures, revenue derived from animated films generally has significantly different characteristics than revenue derived from live-action films. In theaters, animated films typically have shorter playing times (generally no longer than 100 minutes), while live-action movies can have playing times of over 160 minutes. Accordingly, animated films can be shown more often per screen than longer live-action films, which can result in greater attendance and higher box office receipts. In addition, historically, animated films generally have been more successful in the home video market than live-action films, as they tend to sell more home video units per box-office dollar and tend to have more durable sales past the first cycle. Animated films have also been more successful in the lucrative sell-through market as compared to the rental market, which we believe is due to their cross-generational family entertainment appeal and the viewing habits of these audiences, which are generally made up of younger, repeat viewers.

Animated films make up a small portion of the overall film market. In the past five years, approximately 83 animated films have been theatrically released in the United States, of which 53 were CG animated films (source: Box Office Mojo). By comparison, according to Box Office Mojo, over 514 films were theatrically released in the United States in 2010 alone. Of these, 15 were animated films, which averaged approximately $102.8 million in domestic box office receipts, and the rest were live-action films, which averaged approximately $17.6 million in domestic box office receipts.

Family Oriented Animated Films

Animated feature films are typically designed to have broad appeal to general audiences, particularly families and children. Successful animated feature films retain their popularity long after their release, and over the years certain of their characters, from Cinderella to Shrek, have become cultural icons. Successful animated feature films can also create multiple revenue opportunities beyond domestic box office receipts, which often represent only a portion of the total revenues generated.

Certain characteristics of successful animated feature films enhance their overall financial prospects. For example, the themes of these films often transcend traditional cultural boundaries, resulting in foreign box office proceeds that may exceed domestic box office proceeds. Moreover, the family orientation of these films, coupled with the propensity of children for repetitive viewing, make these films well suited for DVD purchase and rental. As a result, DVD sales of successful animated feature films may also exceed domestic box office receipts. In addition, significant revenues can be derived from sales of soundtracks and CD-ROM titles and the release of theatrical and direct-to-video sequels. Finally, animated feature films can lead to revenues from film-related merchandise, such as children’s toys, clothing and books.

According to a study commissioned by the Dove Foundation, “Profitability Study of MPAA-Rated Movies” (May 2005), during the period from 2000 through 2003, G-rated movie production increased by 38% while R-rated movie production decreased by 12%, and the average G-rated movie was 11 times more profitable than an average R-rated movie. The Dove Foundation study also concluded that G-rated movies had the highest net profit per film, theatrical box office per film, video revenue per film and rate of return per film. The average rates of return by rating category for MPAA-rated films released from 2000 through 2003 were 94.5% for G-rated films, 72.6% for PG-rated films, 43.6% for PG-13 rated films and 28.7% for R-rated films.

Cross-Platform Advertising Visual Effects

According to the VSS Forecast, 2010 – 2014, the aggregate size of the visual advertising industry (comprised of all segments of the $180.3 billion advertising industry, excluding broadcast and satellite radio) in the United States was approximately $165.6 billion in 2009. This market is expected to grow to approximately $216.5 billion in 2014, a 5.5% annually compounded growth rate. The visual advertising industry is quite broad and fragmented and consists of advertising in a variety of media, including, in 2009, broadcast and pay television advertising ($68.6 billion), online advertising ($21.3 billion), print advertising ($65.8 billion), out-of-home advertising ($7.2 billion), mobile advertising ($1.4 billion) and advertising via other means ($1.0 billion). Currently, the majority of our revenues derived from advertising-related projects are attributable to our work in the television commercials market.

The growth in the use of visual effects and animation in the commercials market over the past ten years has been attributable to a number of factors, including: increased demand for high-quality visual effects and animation in motion pictures, advertisers seeking production cost efficiencies, an increase in profits related to products heavily advertised using visual effects and animation services, advances in digital technology and a need for advertisers to remain in the forefront of their field. Advertising agencies have continued to support larger budgets to produce television commercials laden with visual effects and animation.

For-Profit Education

DDI will initially operate in the U.S. post-secondary education market, a subsector of the educational services industry. As of 2008, the U.S. education market for degree-granting institutions was an estimated $420 billion industry, consisting of roughly 19.1 million students studying at over 4,400 institutions nationwide. According to the National Center of Education Statistics, traditional students, generally classified as recent high school graduates under 25 who are pursuing their first higher education degree, represent approximately 62% of post-secondary students in the United States. Non-traditional students, who make up the remaining 38%, are mainly working adults pursuing additional education in their current profession or looking to launch a new career.

The post-secondary education industry is quite fragmented, which results in meaningful differentiation among education providers, subdued competition and infrequent overlapping between for-profit providers. Students consider a number of factors when choosing a provider including the school’s overall reputation, placement rates of recent graduates, programs and degrees available, program flexibility and convenience and instruction quality. Two-year junior and community colleges, traditional public and private undergraduate and graduate institutions and, and less frequently, other for-profit providers represent the majority of competitors in the for-profit, post-secondary education market.

We believe that for-profit, post-secondary education providers have significant growth opportunities primarily due to the increased flexibility of course offerings and learning structure and their emphasis on applications. The share of the post-secondary education market captured by for-profit providers remains relatively small despite the industry’s rapid growth. The National Center for Education Statistics reported that in 2008, for-profit institutions represented 7.7% of all degree-granting, post-secondary enrollments, up from 2.5% in 1998. As a provider of quality post-secondary education in digital arts and animation, we believe DDI will experience rapid sustainable growth based on the strength of the VFX industry and the increasing demand for visual effects work. Furthermore, only a handful of providers currently offer similar programs in the for-profit education space. Lastly, loan guarantees, grants and tax benefits for post-secondary students have continued to increase, thereby increasing the likelihood that an individual will receive some form of financial aid in his or her pursuit of a higher education.

Management

Directors, Executive Officers and Key Personnel of the Company

The following table sets forth information with respect to our executive officers, key personnel and directors.

Name of Individual	Age	Position
Management of Digital Domain Media Group, Inc.
John C. Textor	45	Chairman of the Board of Directors and Chief Executive Officer
Jonathan F. Teaford	37	Chief Financial Officer and Director
Edwin C. Lunsford, III	47	Senior Vice President, General Counsel and Secretary
Jeffrey W. Lunsford	45	Director Nominee
Management of Digital Domain
John C. Textor	45	Chairman of the Board of Directors of Digital Domain
Cliff Plumer	48	Chief Executive Officer of Digital Domain
Ed J. Ulbrich	46	Executive Vice President and President, Commercials Division of Digital Domain

Management of Digital Domain Media Group, Inc.

John C. Textor, Chairman of the Board of Directors and Chief Executive Officer

Mr. Textor has served as the Chairman of our board of directors and our Chief Executive Officer since January 2009 and as the Chairman of Digital Domain’s board of directors since May 2006. Mr. Textor is the Founder of Wyndcrest Holdings, LLC, or Wyndcrest, a Florida-based private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet, and has served as its (and its predecessor’s) President since 1997. He also served as the Chairman of BabyUniverse, Inc., a leading e-tailer of baby-related products to new and expectant parents, from November 2002 and its Chief Executive Officer from April 2005 until its sale in October 2007. Prior to that, Mr. Textor was employed in various merchant banking and investment banking capacities by Shearson Lehman Hutton and Paine Webber. Mr. Textor was also a founding director of Lydian Trust Company, a Florida-based diversified financial services company until 2004. He was formerly a director of Multicast Media Technologies, Inc., a global provider of Internet-based broadcast media. He was previously Chairman of the Board of Sims Snowboards, a prominent global snowboard brand. Mr. Textor earned a Bachelor of Arts degree in economics at Wesleyan University. Mr. Textor’s experience as our Chairman and Chief Executive Officer and involvement with our formation, along with his knowledge of our business, management skills and performance as a board member, has led our board of directors to conclude that he should continue to serve as a director.

Jonathan F. Teaford, Director, Chief Financial Officer

Mr. Teaford has served as our Chief Financial Officer and member of our board of directors since January 2009, as our President from January 2009 to May 2011, and as a member of Digital Domain’s board of directors since May 2010. He was the Vice President of Strategic Planning and Corporate Finance of Digital Domain from May 2006 to February 2009. Mr. Teaford was Executive Vice President and a member of the board of directors of BabyUniverse, Inc. until its sale in October 2007. Prior to joining Wyndcrest’s predecessor in January 1998, Mr. Teaford was employed by GE Capital Services, a subsidiary of General Electric. Mr. Teaford earned a Bachelor of Arts degree with honors in economics at Hamilton College and completed the General Course at the London School of Economics. Mr. Teaford’s experience as our President and involvement with our formation, along with his knowledge of our business, management skills and performance as a board member, has led our board of directors to conclude that he should continue to serve as a director.

Edwin C. Lunsford, III, Senior Vice President, General Counsel and Secretary

Mr. Lunsford has served as our Senior Vice President, General Counsel and Secretary since joining us in July 2010. Mr. Lunsford joined us from Davita, Inc., a Fortune 500 U.S. healthcare services company, where he served for six years as group general counsel of a US$1B (revenues) operating group. Prior to Davita, he served as vice president and division general counsel for a US$1.5B (revenues) operating group at Gambro Healthcare, a global healthcare company based in Stockholm, Sweden. Before Gambro he was an associate, then partner, in the West Palm Beach, Florida law firm of Boose, Casey from 1990 through 2000. Mr. Lunsford earned a Bachelor of Science degree in Business Administration in 1987 and a Juris Doctor degree in 1990 from the University of Florida. Mr. Lunsford’s brother is Jeffrey W. Lunsford, a nominee to our Board of Directors.

Jeffrey W. Lunsford, Nominee to our Board of Directors

See Mr. Lunsford’s biography in “— Composition of the Board of Directors” below.

Management of Digital Domain

The following sets forth the business experience of certain members of Digital Domain’s current management team:

John C. Textor, Chairman of the Board of Directors

See Mr. Textor’s biography in “— Management of Digital Domain Media Group, Inc.” above.

Cliff Plumer, Chief Executive Officer

Mr. Plumer has been the Chief Executive Officer of Digital Domain since October 2008. Prior to that, Mr. Plumer was the Chief Technology Officer since joining the Company in September 2006. Mr. Plumer joined Digital Domain from Industrial Light and Magic, a visual effects company, and its parent company Lucasfilm Ltd., where he served for over 10 years, most recently as Chief Technology Officer from October 2001 to September 2006. At Lucasfilm Ltd. and Industrial Light and Magic he provided strategic technical vision, and the planning and execution of critical initiatives, including the design, construction and relocation to a new digital studio at the Presidio in San Francisco capable of housing 2,000 employees and overseeing the set up of an offshore studio in Singapore. A graduate of Ithaca College, Mr. Plumer began his career in 1984 as a computer graphics artist, camera operator, editor, and technician.

Ed J. Ulbrich, Executive Vice President and President, Commercials Division

Mr. Ulbrich has been with Digital Domain since the company’s formation in 1993 and is the chief architect of Digital Domain’s commercials business, including Mothership. Before joining Digital Domain, Mr. Ulbrich spent 6 years at the Leo Burnett advertising agency. Mr. Ulbrich developed Leo Burnett’s in-house computer animation/effects department, Black Pencil Graphics, and was responsible for both the production of special visual effects and live action commercials. Mr. Ulbrich holds a B.A. in Fine Arts from the University of Illinois, where he also worked with the National Center for Supercomputing Applications in the visualization department.

Composition of the Board of Directors

Our board of directors currently consists of two members. Jeffrey W. Lunsford, whose biography is set forth below, has agreed to become a member of our board of directors upon consummation of this offering. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Upon completion of this offering, our amended and restated bylaws will permit our board of directors to establish by resolution the authorized number of directors, and our amended and restated articles of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors.

Upon the consummation of this offering, we will have a       member board of directors consisting of       . Upon completion of this offering, at least a majority of the members of our board of directors will be “independent” as defined under and required by the federal securities laws and the marketplace rules of the New York Stock Exchange.

Jeffrey W. Lunsford, Nominee to our Board of Directors

Mr. Lunsford has been the chairman, president and chief executive officer of Limelight Networks (Nasdaq GM: LLNW), a leading provider of high-performance content delivery network services, since November 2006. From April 2003 until November 2006, Mr. Lunsford served as president, chief executive officer and chairman of WebSideStory, Inc. In addition, Mr. Lunsford served as the acting chief financial officer of WebSideStory, Inc. from April 2003 to April 2004. From September 2002 to January 2003, he was the chief executive officer of TogetherSoft Corp., a software tools company that was acquired by Borland Software Corporation. From March 1996 to August 2002, Mr. Lunsford was a senior vice president of corporate development at S1 Corporation, a data processing and software company specializing in Internet branch and call center banking applications. Prior to S1 Corporation, Mr. Lunsford was the co-founder and president of Brintech, Inc., a technology consulting firm specializing in the financial services industry. From 1988 to 1994, Mr. Lunsford served as an officer in the United States Navy. Mr. Lunsford holds a Bachelor of Science degree in information and computer sciences from the Georgia Institute of Technology. Mr. Lunsford’s experience as an executive officer and director of public companies and experience in the technology and media and entertainment industries led our board of directors to conclude that he should serve as a director. Mr. Lunsford’s brother is Ed Lunsford, our Senior Vice President, General Counsel and Secretary.

Key Employees

Brad Lewis, Producer/Director

Brad Lewis joined us in June 2011 as a director of feature animation following a 10-year career at Pixar Animation Studios, where he worked from November 2001 to June 2011. While at Pixar, he served as the producer on the Academy Award®-winning animated feature film Ratatouille, a co-director on the recently released film Cars 2 and a director on the English-language version of the Japanese animated film Ponyo. Prior to joining Pixar, Mr. Lewis worked at PDI/Dreamworks for 11 years, where, among other things, he served as a producer on the film Antz and as VP/Executive Producer for visual effects and commercials. Mr. Lewis has won two Emmy awards for his work on The Last Halloween and the graphics for Monday Night Football. In 2007, Mr. Lewis also served as Mayor of the City of San Carlos, California. Mr. Lewis received a B.A. degree from California State University, Fresno.

Aaron Blaise, Producer/Director

Aaron Blaise joined us in April 2010 as a director of feature animation after a 21-year career at the Walt Disney Company, where he was a film director from 1997 to 2010. While at the Walt Disney Company, he co-directed Brother Bear, for which he garnered an Academy Award® Nomination for Best Animated Feature. Prior to that, Mr. Blaise served as supervising animator on the animated films Aladdin, The Lion King and Mulan. He also served as an animator on Beauty and the Beast and Pocahontas.

Chuck Williams, Producer/Director

Chuck Williams joined us in August 2010 as a director of feature animation. Prior to joining us, he spent 21 years at the Walt Disney Company, where he was a producer from 1998 to 2010. In addition, he served as a creative consultant on Legend of the Guardians: The Owls of Ga’Hoole in 2010. While at the Walt Disney Company, he served as producer for Brother Bear. Prior to his work on Brother Bear, Mr. Williams produced several other shorts and headed up the special projects division at Disney Feature Animation. His other credits include The Lion King, Aladdin, and Beauty and the Beast. Mr. Williams graduated from Florida State University.

Pam Coats, Head of Creative Development

Pam Coats joined us in June 2011 as head of the creative department for Tradition Studios. Prior to joining us, she served as a creative executive for Miramax from April 2009 to May 2010. From 2006 to 2009, she founded and ran an alternative healthcare company. She was previously employed at the Walt Disney Company, where she served as a producer (1992 – 1998), a senior vice president (1999-2001), and then as an executive vice president of creative affairs (2002 – 2006). While there, she steered the development of over 20 full length features and shorts, including Mulan, Fantasia 2000, Emperor's New Groove, Lilo and Stitch, Brother Bear, Chicken Little and Meet the Robinsons.

Mark E. Covey, Vice President, Modeling and Simulations

Mark Covey was appointed as our Vice President of Modeling and Simulations in May 2011. Prior to joining us, Mr. Covey was the Director of Systems Integration, Modeling and Simulations for the U.S. Army Training and Doctrine Command’s Joint Training Counter-IED Operations Integration Center from 2007 to 2011. In 2010, Mr. Covey was named to Fast Company Magazine’s Top 100 Most Creative People in Business list. A retired U.S. Army First Sergeant, Mr. Covey is a graduate of Excelsior College, with a Bachelor of Science Degree in Administration and Management, and of the University of Redlands, with a Master of Science Degree in Geospatial Information Systems.

Advisory Board

Raymond DuBois, Chairman of DDMG Senior Advisory Group on Military Training and Simulation

Mr. DuBois, who joined us in November 2009 as Chairman of our DDMG Senior Advisory Group on Military Training and Simulation, is a senior adviser at the Center for Strategic and International Studies, where he focuses on international security policy, defense management reform, and initiatives emanating from the 2006 Quadrennial Defense Review. He most recently served as acting Under Secretary of the Army from February 2005 to February 2006. From October 2002 to May 2005, he was director of administration and management and principal staff assistant to Defense Secretary Donald Rumsfeld on all manpower, real estate, and organizational planning. Concurrently, he was the director of Washington Headquarters Services. Mr. DuBois received a B.A. degree from Princeton University.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating committee, each to undertake its responsibilities upon the consummation of this offering. Each director serving on these committees will be “independent” for purposes of the federal securities laws and the marketplace rules of       .

Audit Committee.  Upon the consummation of this offering, the audit committee will consist of        and       , who will serve as chairman. The audit committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board of directors, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditors prior to presentation of financial statements to shareholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. Our board of directors has determined that        qualifies as an “audit committee financial expert” under the federal securities laws.

Compensation Committee.  Upon the consummation of this offering, the compensation committee will consist of        and       , who will serve as chairman. The compensation committee is responsible for reviewing and recommending to the board of directors the compensation and benefits of all of our executive officers, administering our 2010 Stock Plan and establishing and reviewing general policies relating to compensation and benefits of our employees.

Nominating Committee.  Upon the consummation of this offering, the nominating committee will consist of        and       , who will serve as chairman. The nominating committee is responsible for identifying prospective board of directors candidates, recommending nominees for election to our board of directors, developing and recommending board of directors member selection criteria, considering committee member qualifications and providing oversight in the evaluation of our board of directors and of each of our subsidiaries’ board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or served during the year ended December 31, 2010, as members of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Conduct and Ethics

We expect to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.ddmg.co. Any amendments to the code, or waivers of its requirements, will be disclosed on our website.

Directors’ Compensation

We will pay each non-employee director an annual retainer of $      . In addition, we will pay each non-employee director $        for each board meeting attended in person and $       for each board meeting attended telephonically. We will pay each audit committee (non-chair) member an additional annual payment of $      , and the chair of the audit committee an additional annual payment of $      . We will also pay certain reasonable expenses incurred by our directors.

Non-employee directors may be granted restricted stock or stock options pursuant to our 2010 Stock Plan. Our non-employee directors will be eligible to receive restricted stock or stock options thereunder to the extent granted by our board of directors. We may, in our discretion, grant additional restricted stock or stock options and other equity awards to our non-employee directors from time to time.

Executive Compensation

Compensation Discussion and Analysis

The following discussion sets forth information with regard to compensation for services rendered in all capacities to us and our subsidiaries during the year ended December 31, 2010, by one individual who serves as our Chief Executive Officer (CEO), one individual who serves as our principal financial officer (PFO), the three most highly compensated executive officers of us and our subsidiaries, other than the CEO and PFO, who were serving as executive officers at December 31, 2010. We refer to these five individuals as our “named executive officers”. For the year ended December 31, 2010, our named executive officers were:

•	John C. Textor — Chairman of our Board of Directors and Chief Executive Officer
•	Jonathan F. Teaford — Chief Financial Officer and Director

The information discussed below reflects the compensation earned by such individuals for services with us and our subsidiaries during the covered periods.

Historical Compensation Decisions

We are a privately held company with a relatively small number of stockholders. As a result, we have not previously been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees. Most, if not all, of our prior compensation policies and determinations, including those made in fiscal year 2010, have been the product of discussions between our Chief Executive Officer and our board of directors.

Upon completion of this offering, we expect that our Compensation Committee will review our existing compensation approach to determine whether such approach is appropriate given that we will be a public company. Accordingly, the compensation paid to our named executive officers for fiscal year 2010 is not necessarily indicative of how we will compensate our named executive officers in the future.

Company Compensation Objectives

Our objective is to maintain a program of executive compensation that is competitive in attracting, retaining and inspiring the performance of executive officers who possess qualities, talents and abilities that will enhance our growth and profit potential. Specifically, the goals of our executive compensation program are:

•	to motivate our executives to achieve our strategic, operational and financial goals;
•	to reward superior performance;
•	to attract and retain exceptional executives; and
•	to align the interests of our executives and our shareholders.

We believe that our compensation program must include both short-term and long-term compensation elements.

Determination of Compensation

In 2010, we did not have a Compensation Committee and all compensation decisions regarding our executive officers were made by our board of directors, and John C. Textor, Chairman of our board of directors, presented recommendations to our board regarding the hiring of and compensation packages for our executive officers, which included recommendations with respect to each such executive officer’s salary, annual bonus, and long-term equity awards. Our board of directors then reviewed these recommendations and, subject to any adjustments it deemed appropriate, approved the compensation packages for our executive officers for that year.

Although these compensation recommendations were not based on any formal benchmarking or peer group comparisons and we did not engage any third-party compensation consultants, members of our board of directors did take into consideration such data as was informally available to them concerning competitive market practices with respect to typical ranges of salary and bonus amounts paid to executives at other companies in the digital imagery industry when developing and evaluating the recommendations presented to the board of directors. Subjective factors considered by our board of directors in making the ultimate determinations with respect to compensation of our executive officers included an executive’s skills and capabilities, specific contributions as a member of our executive management team, and reputation within the digital imagery industry.

Elements of Executive Compensation

Overview.  Our executive compensation program consists of a base salary and equity participation in our company, either in the form of options to purchase shares of our common stock, or restricted shares of our common stock, which, in each case, vest over a two to four year period. In addition, we may pay discretionary bonuses based on our board of director’s assessment of the executive officer’s specific contribution to our company, and certain of our executive officers are guaranteed, under the terms of their employment agreements, minimum annual bonuses based on a percentage of their base compensation. We believe these arrangements are reasonable and competitive compared to other companies we compete with for the attraction and retention of talent.

Base Salary.  We attempt to set base salaries that are competitive with organizations that operate in our industry and that are comparable in size. Base salaries are intended to be commensurate with each executive’s organizational responsibilities and his or her level of professional development, taking into account the expected role the executive is likely to play in helping us achieve our goals and objectives. The initial base salary for each of our named executive officers was set in his employment agreement when the named executive officer commenced employment with us. Typically, annual increases in base salary for our named executive officers include an annual fixed increase as a percentage of that year’s base salary, currently at 7%, as well as discretionary increases as determined by the Chief Executive Officer and our board of directors. For fiscal year 2010, no discretionary base salary increases were awarded. Base salary also affects bonus awards for our named executive officers as they are typically based on a percentage of base salary.

In fiscal year 2010, our named executive officers received the following base salary: $535,000 for Mr. Textor and $321,000 for Mr. Teaford.

Annual Bonuses.  Annual bonuses are intended to compensate executive officers for their role in the achievement of our strategic goals. We believe that our bonus awards help us attract and retain qualified and highly skilled employees and reward and motivate those who have a positive impact on corporate results. Historically, a bonus award has been paid in cash in the subsequent fiscal year.

Discretionary bonus for a named executive officer is determined solely by our board of directors based upon the achievement of agreed upon objectives and goals. Other factors affecting a discretionary bonus award include our overall success in financial and organizational achievements, as well as, continued employment by the Named Executive Officer. No discretionary bonuses were awarded to any named executive officer for fiscal year 2010.

Non-discretionary bonus for each named executive officer is set as a fixed percentage of base salary in his employment agreement. In fiscal year 2010, our named executive officers were awarded the following non-discretionary bonuses: $107,000 for Mr. Textor and $64,200 for Mr. Teaford. Each bonus award was paid during fiscal year 2011.

Upon completion of this offering, we expect our board of directors or our Compensation Committee to establish a bonus plan comparable to other public companies in our industry. We may use formal bench-marking efforts to establish such a bonus plan.

Equity-Based Compensation.  Equity-based compensation paid to our executive officers is designed to provide long-term incentives for the alignment of our goals and objectives with the executive’s performance and to reward performance that is accretive to shareholder value. We believe these arrangements are reasonable and competitive compared to other companies we compete with for the attraction and retention of talent.

To date, the sole forms of equity compensation awarded to officers and employees under our 2010 Stock Plan have been stock options. In the future, we may include grants of restricted stock in our executive equity compensation program. We believe that restricted stock and stock options are an important part of overall compensation because they align the interests of our executive officers and other employees with those of our shareholders and create long-term incentives to maximize shareholder value.

There were no equity-based compensation awards given to our named executive officers in fiscal year 2010 as part of their employment compensation. However, Mr. Textor received 839,105 options in exchange for his personal guarantee of a loan made to us by third-party lenders. See “— Compensation of Executive Officers — Grants of Plan-Based Awards.”

Severance Benefits.  Our executive officers are also entitled to receive severance benefits upon certain qualifying terminations of employment, pursuant to provisions in each such executive officer’s employment agreement. These severance arrangements are primarily intended to motivate the executive officers to remain in our employ, as the executive officers will forego the right to receive a significant payment if they voluntarily terminate their employment without good reason. For more information, see “— Compensation of Executive Officers — Potential Payments Upon Termination or Change in Control.”

Perquisites.  From time to time, our board of directors may determine it to be in the best interests of the company to provide certain of our executive officers perquisites commensurate with their position in the company, including reasonable housing or travel allowances. No such perquisites were provided to our named executive officers in fiscal year 2010.

Additional Compensation.  Our named executive officers are provided standard benefits available to all of our employees, consisting of the opportunity to participate in our medical, health, disability, retirement, welfare, pension, profit-sharing and insurance plans then in effect. Our named executive officers are from time to time provided additional compensation and benefits beyond that provided to employees. See “— Agreements with Named Executive Officers” and “— Compensation of Executive Officers — Summary Compensation Table.”

Agreements with Named Executive Officers.  Each of John C. Textor and Jonathan F. Teaford has entered into a written employment agreement, which establishes such executive officer’s base salary and non-discretionary annual bonus. Among other things, the employment agreements generally provide for severance payments upon termination by us other than for cause, designate a period of employment, allow the termination of the agreement by either party with notice and allow for participation in our bonus program. See “— Compensation of Executive Officers — Employment Agreements.”

Review of All Components of Executive Compensation.  Upon the consummation of this offering, the Compensation Committee will be responsible for reviewing all components of our executive officers’ compensation, including base salary, bonus, equity compensation, and accumulated realized and unrealized stock option gains.

Allocation Between Forms of Compensation.  In setting compensation for our named executive officers, we do not have a formal policy for allocating a certain percentage of compensation between long-term and currently paid-out compensation. By making awards of stock options a significant portion of executive compensation, however, we plan to emphasize long-term equity incentives for our key employees.

Tax Treatment.  Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, performance-based compensation is not subject to the $1 million deduction limit if certain requirements are met. We may consider the impact of Section 162(m) when designing our cash and equity bonus programs, but may elect to provide compensation that is not fully deductible as a result of Section 162(m) if it determines this is in our best interests.

Compensation of Executive Officers

Summary Compensation Table

The following table presents certain summary information for the fiscal year ended December 31, 2010 concerning compensation earned for services rendered in all capacities to us and our subsidiaries by the named executive officers during such period.

Summary Compensation Table for Year Ended December 31, 2010

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
John C. Textor, Chief Executive Officer	2010	$513,159	$100,000	$124,322	(2)	$737,481
	2009	491,830	—	—		491,830
Jonathan F. Teaford, Chief Financial Officer	2010	307,896	60,000	164,811	(3)	532,707
	2009	276,098	—	—		276,098

(1)	Our company was formed on January 7, 2009.
(2)	Includes $115,000 received in cash by Mr. Textor for services provided to Digital Domain in a prior year.
(3)	Includes $155,300 received by Mr. Teaford for educational assistance.

Grants of Plan-Based Awards

The following table sets forth certain information concerning grants of plan-based awards under our 2010 Stock Plan made during the year ended December 31, 2010 to the named executive officers:

Grants of Plan-Based Awards during the Year Ended December 31, 2010

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards
John C. Textor	9/20/2010	839,105	(1)	$0.01	$3,827,997	(2)

(1)	Mr. Textor personally guaranteed repayment of a loan to us and received warrants to purchase up to 839,105 shares of our Common Stock, as more fully described in Notes 13, 14, 16 and 19 of our Consolidated Financial Statements included elsewhere in this prospectus.
(2)	Amounts included in “Grant Date Fair Value of Stock and Option Awards” column do not reflect compensation actually received by Mr. Textor but represent the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.”

Outstanding Equity Awards at Fiscal Year End

The following table provides certain information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of the year ended December 31, 2010:

Outstanding Equity Awards at December 31, 2010

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
John C. Textor	839,105	(1)	—	$0.01	9/30/2020

(1)	Mr. Textor personally guaranteed repayment of a loan to us and received warrants to purchase up to 839,105 shares of our Common Stock, as more fully described in Notes 13, 14, 16 and 19 of our Consolidated Financial Statements included elsewhere in this prospectus. All warrants were subject to immediate vesting and were exercised by Mr. Textor at various times during the first quarter of fiscal year 2011.

Options Exercised and Stock Vested During the Fiscal Year

Mr. Textor exercised 839,105 warrants issued during the year ended December 31, 2010 at various times during the first quarter of fiscal year 2011. None of the stock options held by our named executive officers were exercised during the year ended December 31, 2010. Our named executive officers were not provided any other stock awards during the year ended December 31, 2010.

Pension Benefits and Nonqualified Deferred Compensation

We have not provided, and do not currently provide, any form of post-retirement benefits to our employees or any of the named executive officers. In addition, we have never had, and currently do not have, any nonqualified deferred compensation plans in place.

Employment Agreements

John C. Textor.  On March 8, 2009, we entered into a three-year executive employment agreement with Mr. Textor. The agreement contains an automatic fourth year option determined on the second anniversary date of his employment, unless either party notifies the other in writing of its desire to not extend. No such notification was received by either party and accordingly the agreement is extended to include a fourth year. The agreement provides for an annual base salary of $500,000, subject to a minimum increase of 7% annually over the prior year’s base salary, provided that any additional amount shall be determined in the sole discretion of our board of directors. Mr. Textor is also entitled to an annual non-discretionary bonus of 20% of base salary, payable in cash, and any additional amount determined in the sole discretion of our board of directors. The agreement also provides for four weeks of paid vacation per year, increasing to six weeks of vacation upon completion of five years of service, reimbursement of reasonable business expenses, and participation in such other benefits programs as are provided to our executive officers generally.

Mr. Textor’s executive employment agreement is terminable by: (i) the employee’s death or permanent disability, (ii) us at any time with “cause” (as such is defined in the employment agreement), immediately or “delayed” (as such is defined in the employment agreement) as determined by us and by written notice to Mr. Textor, (iii) Mr. Textor by written notice, if we breach any covenant in the agreement and do not cure the breach within thirty days, or (iv) Mr. Textor by written notice, if we assign any duties substantially inconsistent with those defined in the agreement and do not reassign appropriate duties within forty-five days. If we elect to terminate Mr. Textor without cause, he will be entitled to receive severance payments of up to twenty-four months of salary.

Jonathan F. Teaford.  On March 8, 2009, we entered into a three-year executive employment agreement with Mr. Teaford. The agreement contains an automatic fourth year option determined on the second anniversary date of his employment, unless either party notifies the other in writing of its desire to not extend.

No such notification was received by either party and accordingly the agreement is extended to include a fourth year. The agreement provides for an annual base salary of $300,000, subject to a minimum increase of 7% annually over the prior year’s base salary, provided that any additional amount shall be determined in the sole discretion of our board of directors. Mr. Teaford is also entitled to an annual non-discretionary bonus of 20% of base salary, payable in cash, and any additional amount determined in the sole discretion of our board of directors. The agreement also provides for four weeks of paid vacation per year, increasing to six weeks of vacation upon completion of five years of service, reimbursement of reasonable business expenses, and participation in such other benefits programs as are provided to our executive officers generally.

Mr. Teaford’s executive employment agreement is terminable by: (i) the employee’s death or permanent disability, (ii) us at any time with “cause” (as such is defined in the employment agreement), immediately or “delayed” (as such is defined in the employment agreement) as determined by us and by written notice to Mr. Teaford, (iii) Mr. Teaford by written notice, if we breach any covenant in the agreement and do not cure the breach within thirty days, or (iv) Mr. Teaford by written notice, if we assign any duties substantially inconsistent with those defined in the agreement and do not reassign appropriate duties within forty-five days. If we elect to terminate Mr. Teaford without cause, he will be entitled to receive severance payments of up to twenty-four months of salary.

Potential Payments upon Termination or Change in Control

The following table sets forth potential amounts payable to our named executive officers pursuant to their respective employment agreements as severance payments in the event of a termination other than “for cause” (as defined in such agreements) and upon a termination following a change in control of our company. The table below reflects the estimated amounts payable to our named executive officers assuming their employment was terminated on December 31, 2010.

Name and Principal Position	Benefit	Termination for Other Than Change in Control(1)		Termination Following a Change in Control
John C. Textor, Chief Executive Officer	Base Salary	488,085	(2)	488,085
	Bonus	107,000	(3)	107,000
	Benefits
	Continuation	—		—
	Total Value	595,085		595,085
Jonathan F. Teaford, Chief Financial Officer	Base Salary	399,028	(2)	399,028
	Bonus	64,200	(3)	64,200
	Benefits
	Continuation	—		—
	Total Value	463,228		463,228

(1)	Estimated value if the named executive officer’s employment agreement had been terminated as of December 31, 2010.
(2)	Amount represents the named executive officer’s remaining base salary due under his employment agreement following termination.
(3)	Amount represents the non-discretionary bonus for 2010.

See “Compensation of Executive Officers — Employment Agreements” above for a description of the severance arrangements for Messrs. Textor and Teaford.

Compensation of Directors

No compensation was paid to the members of our board of directors who were not named executive officers during the year ended December 31, 2010.

Indemnification Agreements and Director and Officer Insurance

Upon completion of this offering, we will have entered into written agreements to indemnify our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers. Our directors and officers are also insured against certain losses from potential third-party claims for which we are legally or financially unable to indemnify them. We self-insure with respect to potential third-party claims that create a direct liability to such third party or an indemnification duty on our part. Our amended and restated articles of incorporation as currently in effect contain provisions that limit the liability of our directors and officers.

2010 Stock Plan

We adopted our 2010 Stock Plan effective January 1, 2010. The 2010 Stock Plan provides for the grant of incentive stock options (“ISOs”), non-qualified stock options, and restricted stock awards, which may be granted to current, prospective and former employees, officers, employee and non-employee directors, and consultants (except that incentive stock options may be granted only to employees).

Share Reserve

As of March 31, 2011, an aggregate of 5,000,000 shares of our common stock are reserved for issuance under our 2010 Stock Plan. As of March 31, 2011, there were no shares of unvested restricted stock outstanding under our 2010 Stock Plan, and there were outstanding options to purchase a total of 3,976,604 shares of our common stock held by participants under our 2010 Stock Plan. As of March 31, 2011, 1,023,396 shares of our common stock remained available for issuance in connection with potential future grants of options and restricted stock under our 2010 Stock Plan. Shares issued under our 2010 Stock Plan will be from our authorized and unissued shares of our common stock. The aggregate number of shares of our common stock which may be issued pursuant to our 2010 Stock Plan is 5,000,000.

Administration

Our 2010 Stock Plan may be administered by our board of directors or a committee thereof appointed by our board of directors. Upon the consummation of this offering, our 2010 Stock Plan will be administered by the Compensation Committee of our board of directors. The Compensation Committee will have the full power and authority to take all actions and make all determinations not inconsistent with the specific terms and conditions of the plan deemed by the committee to be necessary and appropriate to the administration of the plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the plan or any award agreement. The Compensation Committee’s decisions will be final, conclusive and binding with respect to the interpretation and administration of our 2010 Stock Plan, and each award and award agreement under our 2010 Stock Plan.

Term

Our 2010 Stock Plan has no expiration date; provided, however, that no ISOs shall be granted more than 10 years after January 1, 2010, the plan’s effective date.

Awards

General.  Our 2010 Stock Plan provides (a) officers and other employees of our company and its affiliates the opportunity to purchase shares of our common stock pursuant to options granted which qualify as ISOs under Section 422(b) of the Internal Revenue Code, (b) directors, officers, employees and consultants of our company and its affiliates the opportunity to purchase shares of our common stock pursuant to options granted which do not qualify as ISOs, (c) directors, officers, employees and consultants of our company and its affiliates awards of shares of our common stock, (d) directors, officers, employees and consultants of our company and its affiliates the opportunity to make direct purchases of shares of our common stock, and (e) non-employees directors of our company and its affiliates the opportunity to make purchases of shares of our common stock pursuant to non-discretionary options.

Stock Options.  Option grants may be in the form of ISOs or non-qualified stock options, provided that options granted to non-employee directors and officers and employees of any of our subsidiaries that do not qualify as a “subsidiary corporation” (within the meaning of Section 424 of the Internal Revenue Code) may only be non-qualified stock options. The Compensation Committee will determine the expiration date (not later than 10 years from the grant date, or five years in the case of an option granted to a person that, as of the relevant grant date, owns more than 10% of our or any of our corporate affiliates’ voting power, or a 10% Stockholder), the exercise price, any vesting schedule, and the other material terms of each option granted. No ISO may have an exercise price per share less than the fair market value per share of our common stock at the time of grant (or, in the case of an ISO granted to a 10% Stockholder, 110% of such fair market value).

Transferability of Awards.  Our 2010 Stock Plan generally does not allow for the transfer of awards granted under the plan, and only the grantee may exercise his or her award during his or her lifetime, provided that grantees may transfer awards granted under the plan to a grantee’s family members (or a trust or partnership established for the benefit of a grantee’s family members) upon the approval of the administrator of the plan so long as no consideration is received for the transfer.

Amendment and Termination

Our board of directors may at any time amend, suspend or terminate our 2010 Stock Plan as to any shares of our common stock as to which awards have not been granted. Our board of directors, however, may not impair the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, without the consent of such participant. In addition, shareholder approval is required for any amendment to our 2010 Stock Plan that is necessary or desirable to comply with any applicable law or stock exchange rule or with the requirements applicable to ISOs.

Adjustments upon a Change in Control

In general, in the event of a merger, consolidation, sale of all or substantially all of our assets or similar change of control transaction to which we are a party and in which the beneficial owners of our securities, immediately before the transaction, as a result thereof beneficially own securities representing less than a majority of the total combined voting power or value of the surviving corporation immediately after the transaction, any and all outstanding awards under our 2010 Stock Plan shall be assumed, converted or replaced by the successor corporation (if any) or a parent or subsidiary of such successor corporation, or such awards shall be terminated in exchange for a cash payment equal to the fair market value of the shares of common stock subject to such awards over the exercise price thereof.

Digital Domain’s 2006 General Common Stock Equity Plan

Digital Domain’s 2006 General Common Stock Equity Plan authorized the grant of options to employees, directors, consultants and advisors of Digital Domain with respect to the purchase of a maximum aggregate of 3,716,194 shares of Digital Domain’s common stock. The options were issued at exercise prices per share greater than or equal to the estimated fair value per share of the Digital Domain common stock as of the grant date, vest over a four-year period and expire ten years from the date of grant or at such earlier date as the board of directors may otherwise specifically determine in granting such option. Digital Domain does not expect to make any further grants under this plan. Options covering an aggregate of 665,652 shares of Digital Domain common stock, representing less than 2% of the outstanding shares of Digital Domain common stock on a fully-diluted basis, were outstanding as of March 31, 2011.

Digital Domain Productions’ 1995 Stock Option Plan

Digital Domain Productions’ 1995 Stock Option Plan (“DDP Plan”) authorized the grant of options to employees, directors, consultants and advisors of Digital Domain Productions with respect to the purchase of a maximum aggregate of 14,143,921 shares of Digital Domain Production’s common stock. The options were issued at exercise prices per share greater than or equal to the estimated fair value per share of the Digital Domain Productions common stock as of the grant date, vest over a four-year period and expire ten years from the date of grant or at such earlier date as the board of directors may otherwise specifically determine in granting such option. As of December 31, 2006, the DDP Plan had expired and, therefore, there will be no further grants under this plan. Options covering an aggregate of 267,000 shares of Digital Domain Productions common stock, representing less than 1% of the outstanding shares of Digital Domain Productions common stock on a fully-diluted basis, were outstanding as of March 31, 2011.

Certain Relationships and Related Transactions

Employment Agreements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements, see “Executive Compensation — Compensation of Executive Officers — Employment Agreements.”

Other Related Party Transactions

In October 2009, we acquired an effective controlling interest in Digital Domain for a cash purchase price of $7.0 million. John C. Textor, Chairman of our board of directors and a controlling shareholder of our company, and Jonathan Teaford, our Chief Financial Officer and a member of our board of directors, are the current Chairman of Digital Domain’s board of directors and a former Secretary and Vice President of Digital Domain and a current member of Digital Domain’s board of directors, respectively. Concurrently with the acquisition of Digital Domain, we acquired Digital Domain’s ongoing rights to participations in profits of the movie Titanic for $1.0 million. See Note 2 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding the acquisition.

Prior to our acquisition of Digital Domain, Mr. Textor transferred to us 1,691,667 shares of common stock of Digital Domain and an existing $8.0 million note issued by him to a third party commercial lender (the “Existing Note”). We assumed the Existing Note, acquired Mr. Textor’s shares and paid him $0.5 million in cash. This transaction was consummated through the issuance of a new note by us to a commercial lender (the “New Note”) and the simultaneous cancelation of the Existing Note. Mr. Textor guaranteed our repayment obligations under the New Note. In connection with capital raising services provided to Digital Domain in 2010, Digital Domain paid a company affiliated with Mr. Textor transaction fees amounting to $0.5 million. On March 31, 2010, Mr. Textor entered into a personal guaranty of our obligations with respect to $2.0 million in principal amount of such borrowings, and he received a guaranty fee equal to 7% thereof, or $0.1 million; and on September 30, 2010, Mr. Textor received warrants to purchase up to 839,105 shares of our common stock in exchange for personally guaranteeing commercial loan obligations of our company in the principal amount of $7.0 million incurred on such date. On June 3, 2011, Mr. Textor received a grant under the Digital Domain Plan of an option to purchase up to a maximum of 1,500,000 shares of Digital Domain common stock at an exercise price of $0.001 per share, which vested immediately, in recognition of his services to Digital Domain as the Chairman of its board of directors.

Prior to our acquisition of Digital Domain, Mr. Teaford transferred 50,000 shares of common stock of Digital Domain to us in exchange for a cash payment of $0.2 million. Mr. Teaford became a member of Digital Domain’s board of directors in May 2010.

Digital Domain has performed in the past, and we anticipate that we will perform in the future, work relating to the creation of digital imagery in connection with certain entertainment projects produced by the former Co-Chairman of Digital Domain’s board of directors. Digital Domain did not record any revenue during the year ended December 31, 2009 relating to this individual or his production company. In the fourth quarter of 2010, Digital Domain commenced work on a feature film associated with this individual, for which we received revenues in 2010 of $4.0 million. In 2010, we purchased 2,100,000 shares of common stock of Digital Domain from this individual for a purchase price of $3.0 million, consisting of cash and a short-term note agreement personally guaranteed by Mr. Textor, and Digital Domain concurrently issued to this individual warrants to purchase up to 2,100,000 shares of Digital Domain’s common stock at an exercise price of $1.43 per share.

In February 2010, we purchased 2,466,666 shares of common stock of Digital Domain from Carl Stork, the former Chief Executive Officer of Digital Domain and a former member of the board of directors of Digital Domain, for consideration of $0.5 million in the form of cash and a short-term note agreement. This individual subsequently resigned from the board of directors of Digital Domain. The note agreement is personally guaranteed by Mr. Textor.

In August 2010, Mr. Textor was appointed as a Director of Floridians For Honest Politicians, an electioneering communications organization, to which we made three cash payments totaling $0.1 million between August and October 2010.

Review and Approval of Transactions with Related Persons

Any future transactions between us and our executive officers, directors and affiliates will be on terms no less favorable to us than can be obtained from unaffiliated third parties. Such transactions will be subject to prior approval by our audit committee. The audit committee will review all known relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest therein. As required under SEC rules, such transactions that are determined to be directly or indirectly material to us or a related party will be disclosed in our proxy statements filed with the SEC. In the course of its review and approval process, the audit committee will consider, with the assistance of outside legal counsel to the extent deemed appropriate:

•	the nature of the related party’s interest in the transaction;
•	the material terms of the transaction, including the amount involved and type of transaction;
•	the importance of the transaction to the related party and to us;
•	whether the transaction would impair the ability of a director or executive officer to act in the best interests of us and our shareholders; and
•	any other factors the audit committee deems appropriate.

Principal Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2011, the most recent practicable date, and as adjusted to reflect the sale of          shares of our Common Stock in this offering, by:

•	each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of our Common Stock;
•	each of our named executive officers and directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after May 16, 2011, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock held by them.

Applicable percentage ownership in the following table is based on 15,885,271 shares of our Common Stock outstanding as of June 30, 2011 and         shares of our Common Stock outstanding immediately following the consummation of this offering, which does not include any unexercised options or warrants. Unless otherwise indicated, the address where each of the shareholders in the table below may be contacted is c/o Digital Domain Media Group, Inc., 8881 South US Highway One, Port St. Lucie, Florida 34952.

We have granted the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of         shares of our Common Stock in connection with this offering. Information in the following table assumes that the underwriters do not exercise this option.

	Number and Percentages of Shares Beneficially Owned		Number and Percentage of Shares Owned Beneficially After the Offering
	Number	%	Number	%
Executive Officers and Directors
John C. Textor	8,150,738	51.3%
Jonathan F. Teaford	1,828,337	11.5%
Jeffrey W. Lunsford(1)	18,750	0.1%
All directors and officers as a group (3 persons)	9,997,825	62.9%
5% Shareholders
Palm Beach Capital(2)	13,668,545	46.2%
Lydian Private Bank(3)	2,532,549	13.8%
Dan Marino	1,358,456	8.6%
Flag Holdings, LLC(4)	1,265,733	7.7%
Oman International Development and Investment Company SAIG(5)	1,246,106	7.6%
Phillip Frey, Jr.	1,048,806	6.6%

(1)	Mr. Lunsford has agreed to become a member of our Board of Directors upon the consummation of this offering. Consists of 18,750 shares of Common Stock underlying options that are exercisable within 60 days of June 30, 2011.

(2)	Consists of warrants to purchase shares of our Series A Preferred Stock, which in turn are convertible into shares of our Common Stock. Also includes shares of our Common Stock underlying convertible debt, and shares of our Common Stock underlying warrants to purchase shares of our Common Stock. The address for Palm Beach Capital is 505 S. Flagler Drive, Suite 1400, West Palm Beach, Florida 33401. share investment and voting power over our securities held by Palm Beach Capital and disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(3)	Consists of 2,532,549 shares of Common Stock underlying warrants to purchase shares of Common Stock. The address for Lydian Private Bank is 180 Royal Palm Way, Palm Beach, Florida 33480. ______________ share investment and voting power over our securities held by Lydian Private Bank and disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(4)	Includes 621,911 shares of Common Stock underlying warrants to purchase shares of Common Stock. The address for Flag Holdings, LLC is PO Box 43399, Abu Dhabi, United Arab Emirates. share investment and voting power over our securities held by Flag Holdings, LLC and disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(5)	Includes 415,369 shares of Common Stock underlying warrants to purchase share of Common Stock. The address for Oman International Development and Investment Company SAIG is P.O. Box 1175, RUWI — 112, Sultanate of Oman. share investment and voting power over our securities held by Flag Holdings, LLC and disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein.

Description of Capital Stock

General

Upon consummation of this offering, our authorized capital stock will consist of       shares of Common Stock, par value $0.01 per share, and         shares of Preferred Stock, par value $0.01 per share. The following is a summary of the rights of the holders of our Common Stock, Preferred Stock and warrants, and related provisions of our amended and restated articles of incorporation and amended and restated bylaws, and certain provisions of the Florida Business Corporation Act, or the FBCA. For more detailed information, please see our amended and restated articles of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the FBCA.

Our authorized capital stock consists of 125,000,000 shares, each with a par value of $0.01 per share, of which:

•	100,000,000 shares are designated as Common Stock; and
•	25,000,000 shares are designated as Preferred Stock, 100,000 of which are designated as Series A Preferred Stock.

As of      , 2011, we had outstanding       shares of Common Stock, held of record by     shareholders. As of       , 2011,        shares of our Preferred Stock were outstanding.

In addition, as of         , 2011,         shares of our Common Stock were issuable upon the exercise of outstanding options, and         shares of our Common Stock were issuable upon the exercise of outstanding warrants. As of        , 2011,         additional shares of our Common Stock were available for future grants of stock options and restricted stock under our 2010 Stock Plan.

Common Stock

Voting Rights

The holders of shares of our Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and may not cumulate their votes for the election of directors. The holders of Common Stock do not have preemptive rights to subscribe for additional shares of any class that may be issued by us, and no share of our Common Stock is entitled in any manner to any preference over any other share of such stock.

Dividends

The holders of shares of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors in its sole and absolute discretion out of funds legally available therefor. Upon our dissolution, the holders of our Common Stock are entitled to share, pro rata, in our net assets after payment of or provision for all of our debts and liabilities, and after provision for any class of preferred stock or other senior security which may be issued by us. Each share of our Common Stock is entitled to participate on a pro rata basis with each other share of such stock in dividends and other distributions declared on shares of any class of our Common Stock.

Series A Preferred Stock

We have issued warrants to purchase up to 100,000 shares of our Series A Preferred Stock. The terms, conditions, privileges, rights and preferences of our Series A Preferred Stock are set forth in our amended and restated articles of incorporation as currently in effect. The following is a brief summary of certain of the terms of our Series A Preferred Stock:

Conversion Rights

Our Series A Preferred Stock is convertible into shares of our Common Stock in an amount based on the “funded percentage” of our shares of Common Stock deemed outstanding on the date of conversion, taking into account the shares of our Common Stock issuable upon such conversion, subject to reduction upon the occurrence of certain permitted dilution events. Based on the current “funded percentages” applicable to the holders of Series A Preferred Stock, the outstanding Series A Preferred Stock would be convertible, in the aggregate, into shares of common stock equal to 21.9% of our outstanding Common Stock as of the date of this prospectus.

Dividends

No dividend may be paid on any shares of our Common Stock unless a dividend is paid with respect to all outstanding shares of our Series A Preferred Stock in an amount for each such share equal to the aggregate amount of such dividend payable on all shares of our Common Stock into which such share of Series A Preferred Stock is convertible.

Liquidation Preference

The holders of the Series A Preferred Stock are entitled to a preferential distribution upon the liquidation, dissolution of winding up of our company. Upon the consummation of this offering, the liquidation preference attributable to the shares of our Series A Preferred Stock will terminate, and following such consummation, in the event of any liquidation, dissolution of winding up of our company, each holder of shares of our Series A Preferred Stock will be entitled to receive an amount per share of Series A Preferred Stock equal to the amount receivable in such event by a holder of the number of shares of our Common Stock into which such shares of our Series A Preferred Stock would be convertible at the time of such liquidation, dissolution or winding up of our company.

Voting Rights

Each holder of shares of our Series A Preferred Stock is entitled to such number of votes as is equal to the number of whole shares of our Common Stock into which such holder’s shares of our Series A Preferred Stock are convertible.

Additional Shares of Preferred Stock

Upon the consummation of this offering, our board of directors will be authorized to issue up to an aggregate of 24,900,000 additional shares of Preferred Stock in one or more series. Unless required by law or by any stock exchange on which our Common Stock is listed, the authorized shares of Preferred Stock will be available for issuance without any further action by our shareholders. Our board of directors may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our Common Stock. The rights of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of holders of our Preferred Stock, including any such Preferred Stock that may be issued in the future. Issuing such Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could put downward pressure on the market price of our Common Stock and could delay, deter or prevent a change in control of our company.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our shareholders. We have no current plans to issue any additional shares of Preferred Stock.

Warrants

In February 2010, we issued warrants to two potential lenders and business partners to purchase an aggregate of 283,012 shares of our Common Stock. Under the terms of the respective warrant agreements, (1) the warrants are non-redeemable by us; (2) the warrants are exercisable for $10.00 each at any time and from time to time, in whole or in part, on a cash basis at any time prior to the expiration date; (3) the aggregate number of shares of our Common Stock issuable upon exercise is subject to adjustment upon the occurrence of (a) an adjustment for payment of a stock dividend on shares of our Common Stock, subdivisions, combinations and other issuances of shares of our Common Stock, (b) a merger or consolidation of our company into another company when our company is the surviving entity, (c) a dissolution, liquidation, merger or consolidation of our company with or into another company when our company is not the surviving entity, or (d) a change in our capital stock; (4) the warrants expire five years from their issuance date; and

(5) the warrants are nontransferable except to affiliates of the original grantees and their respective owners, officers, directors, employees and consultants and with our prior written consent.

On September 30, 2010, as part of a loan financing, we issued to Palm Beach Capital Fund 1 a warrant to purchase shares of our Series A Preferred Stock. This warrant was amended to provide the right to purchase 11.758% of the outstanding shares of our Common Stock on a diluted basis at any point in time. The terms of these warrants are comparable to those of the warrants described in the preceding paragraph. In connection with his guarantee of this loan financing, our Chief Executive Officer was granted a warrant to purchase 839,105 shares of our Common Stock. Such warrant was issued under our 2010 Stock Plan, and, under the terms of the warrant agreement covering such warrant: (1) the warrant is exercisable, in whole or in part, at a price of $0.01 per share at any time and from time to time, on a cash basis at any time prior to the expiration date; (2) the aggregate number of shares of our Common Stock issuable upon exercise is subject to adjustment in accordance with customary anti-dilution provisions; and (3) the warrant expires 10 years from the issuance date. The warrant is also subject to all of the other terms and conditions of our 2010 Stock Plan.

On November 23, 2010, as part of a loan financing, we issued to Palm Beach Capital Fund 2 a warrant to purchase shares of our Series A Preferred Stock. This warrant provides the right to purchase 6.5% of the outstanding shares of our common stock on a diluted basis at any point in time. The terms of these warrants are comparable to those of the warrants described in the preceding paragraphs. Palm Beach Capital Fund 1 also received an additional warrant to purchase 1.7% of our Common Stock in connection with this financing.

On December 30, 2010, as part of a loan financing, we issued to Palm Beach Capital Fund 3 a warrant to purchase shares of our Series A Preferred Stock. This warrant provides the right to purchase 2.1% of the outstanding shares of our Common Stock on a diluted basis at any point in time. The terms of these warrants are comparable to those of the warrants described in the preceding paragraphs.

Registration Rights

We have granted certain of the holders of our Common Stock, and of other securities or instruments issued by us that are exercisable or convertible into shares of our Common Stock, representing an aggregate of         shares of our issued or issuable common stock, registration rights that enable such holders to require us to file a registration statement registering their shares of Common Stock for resale to the public. These registration rights include demand registration rights, Form S-3 registration rights, and piggyback registration rights. We are also responsible for paying all registration expenses in connection with any registration pursuant to the exercise by such holders of their registration rights. We have agreed to indemnify each such holder against certain liabilities under the Securities Act in connection with any registration of their registrable shares of our Common Stock.

Anti-Takeover Effects of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Applicable Laws

Anti-Takeover Effects of our Charter Documents

Upon completion of this offering, our amended and restated articles of incorporation and our amended and restated bylaws will contain certain provisions intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by the board of directors. A shareholder might consider an attempt to effect such a takeover or a change in control to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by our existing shareholders.

These provisions will include:

Removal of Directors, Vacancies

Our amended and restated articles of incorporation and amended and restated bylaws will provide that directors may be removed only for cause. In addition, our amended and restated bylaws will provide that any vacancies on our board of directors, including as the result of newly created directorships, except as otherwise required by law, may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The foregoing provisions will prevent shareholders from removing incumbent directors without cause and from filling vacancies on our board of directors with their own nominees.

Advance Notification of Shareholder Proposals

Our amended and restated bylaws will provide that shareholders seeking to present proposals before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders must provide advance notice thereof in writing, and also will specify requirements as to the form, content and timing of such advance notice. Although our amended and restated bylaws will not give our board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting of shareholders, our amended and restated bylaws may have the effect of precluding the conduct of some business at an annual meeting of shareholders if the proper procedures are not followed.

Special Meetings of Shareholders

Our amended and restated bylaws will provide that, except as otherwise required by law, special meetings of our shareholders can only be called by the chairman of our board of directors, our board of directors or one or more shareholders holding shares of our Common Stock representing at least 50% of the combined voting power of our outstanding Common Stock. Except as provided above, shareholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Undesignated Preferred Stock

Our amended and restated articles of incorporation will confer on our board of directors the power to authorize undesignated or “blank check” preferred stock, which will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions of our charter documents may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or the management of our company.

Anti-takeover Effects of Florida Law

We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

Control-Share Acquisitions.  The FBCA contains a control-share acquisition statute which provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person. The thresholds specified in the FBCA are the acquisition of a number of shares representing:

•	one-fifth or more, but less than one-third, of all voting power of the corporation;
•	one-third or more, but less than a majority, of all voting power of the corporation; or
•	a majority or more of all voting power of the corporation.

The statute does not apply if, among other things, the acquisition:

•	is approved by the corporation’s board of directors before the acquisition; or
•	is effected pursuant to a statutory merger or share exchange to which the corporation is a party.

Affiliated Transactions.  The FBCA provides that an “affiliated transaction” of a Florida corporation with an “interested shareholder,” as those terms are defined in the statute and discussed more fully below, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The FBCA defines an

“interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation. The affiliated transactions covered by the FBCA include, with specified exceptions:

•	mergers and consolidations to which the corporation and the interested shareholder are parties;
•	sales or other dispositions of assets to the interested shareholder representing 5% or more of the aggregate fair market value of the corporation’s assets, outstanding shares, earning power or net income to the interested shareholder;
•	issuances by the corporation of 5% or more of the aggregate fair market value of its outstanding shares to the interested shareholder;
•	the adoption of any plan for the liquidation or dissolution of the corporation proposed by or pursuant to an arrangement with the interested shareholder;
•	any reclassification of the corporation’s securities, recapitalization of the corporation, merger or consolidation, or other transaction which has the effect of increasing by more than 5% the percentage of the outstanding voting shares of the corporation beneficially owned by the interested shareholder;
•	the receipt by the interested shareholder of certain loans or other financial assistance from the corporation.

The foregoing transactions generally also include transactions involving any affiliate or associate of the interested shareholder and involving or affecting any direct or indirect majority-owned subsidiary of the corporation.

The two-thirds shareholder approval requirement does not apply if, among other things, subject to specified qualifications:

•	the transaction has been approved by a majority of the corporation’s disinterested directors;
•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the transaction;
•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares;
•	specified fair price and procedural requirements are satisfied.

Limitation of Liability and Indemnification Matters

The FBCA authorizes corporations incorporated in Florida to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of the FBCA require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under the FBCA is not exclusive and is in addition to any other rights granted to officers, directors and employees under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation.

Upon completion of this offering, our amended and restated bylaws will provide for the indemnification of our directors, officers, employees and agents and for the advancement of expenses incurred in connection with the defense of any proceeding that the director, officer, employee or agent was a party to by reason of the fact that he or she is or was a director, officer, employee or agent of our corporation, or at our request, a director, officer, employee or agent of another corporation. Upon completion of this offering, our amended and restated bylaws will also provide that we may purchase and maintain insurance on behalf of any such director, officer, employee or agent against liability asserted against the director, officer, employee or agent in such capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of this issue.

Under the FBCA, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is       .

Listing

We expect to apply to list our Common Stock on the New York Stock Exchange under the symbol “DDMG.”

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Common Stock. We cannot predict the effect, if any, that sales of shares of our Common Stock in the public market or the availability of any shares of our Common Stock in the public market will have on the prevailing market price of our Common Stock from time to time. If sales of substantial amounts of our Common Stock (including shares of our Common Stock issued on the exercise of outstanding options or warrants) occur, or if there is a perception that such sales could occur, the prevailing market price of our Common Stock could decline and could impair our ability to raise capital through a future sale of our equity securities.

Upon completion of this offering, there will be       shares of our Common Stock outstanding assuming no exercise of the over-allotment option by the underwriters (      shares of our Common Stock if the underwriters exercise their over-allotment option in full). The       shares being sold in this offering (or         shares, if the underwriters exercise their over-allotment option in full) will be freely tradable immediately after this offering (except for shares purchased by affiliates). Of the remaining         shares not sold in this offering,         shares are held by our directors, officers and certain of our shareholders who have entered into 180-day lock-up agreements. The remaining               shares outstanding are not subject to lock-up periods and will be tradable in the public market upon termination of this offering, subject to applicable Rule 144 limitations. In addition, as of        , 2011, we have outstanding options to purchase        shares of our Common Stock, and outstanding warrants to purchase         shares of our Common Stock, which, if exercised, will result in additional shares becoming available for sale upon expiration of any applicable lock-up period.

The remaining shares of our Common Stock will be deemed restricted securities as defined in Rule 144 under the Securities Act of 1933, as amended. Restricted securities may be sold on the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under that Act, which rules are summarized below. Subject to the lock-up agreements described below, these restricted securities are eligible for sale in the public market only if they are registered under such Act, or if they qualify for an exemption from registration under Rule 144 or Rule 701 thereunder.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of our Common Stock then outstanding, which will equal shares immediately after this offering;
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act of 1933, as amended, generally allows a shareholder who purchased shares of our Common Stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

2010 Stock Plan

As soon as practicable following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register shares of Common Stock reserved for issuance under our 2010 Stock Plan pursuant to outstanding and future awards thereunder. Such registration statement will automatically become effective immediately upon filing. Shares of our Common Stock registered under the registration statement on Form S-8 will be eligible for immediate sale in the public market, subject to the applicable lock-up agreements described below.

Based on 5,000,000 shares of our Common Stock reserved for issuance pursuant to our 2010 Stock Plan as of the date of this prospectus, the registration statement on Form S-8 would cover 5,000,000 shares of our Common Stock.

Lock-Up Agreements

Our current officers, directors and principal shareholders have agreed, with limited exceptions, to a 180-day “lock-up” period, from the date of this prospectus, with respect to all of the outstanding shares of our Common Stock held by them. As a result,        shares of our Common Stock and any additional shares acquired in this offering by such shareholders, are subject to lock-up agreements. Those parties will be able to sell their respective shares in the public market upon termination of the lock-up period, subject to the applicable volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended. Barclays Capital Inc. may consent to the release of some or all of the shares subject to lock-up agreements for sale prior to the expiration of the applicable lock-up agreement. The decision, if any, to waive the lock-up restrictions may be based on market conditions, our then-current stock price, the number of shares requested to be waived from the lock-up restrictions, the potential price impact of the release and other factors the determination of which will be based on their sole discretion.

We have agreed, with limited exceptions, not to sell or otherwise dispose of any shares of our Common Stock during the 180-day period following the date of this prospectus.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material United States federal income tax considerations related to the ownership and disposition of our Common Stock as of the date of this prospectus. Except where specifically noted otherwise, this discussion deals only with shares of our Common Stock purchased in this offering and held as a capital asset and does not deal with beneficial owners that are subject to special rules, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding shares of our Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or as part of a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, partnerships or other entities classified as partnerships for United States federal income tax purposes or U.S. holders (as defined below) of shares of our Common Stock whose “functional currency” is not the United States dollar. Holders of our Common Stock who are described in the preceding sentence should consult their own tax advisors regarding the United States federal income tax consequences relating to the ownership and disposition of our Common Stock, as the United States federal income tax consequences for persons in the above categories relating to the ownership and disposition of our Common Stock may be significantly different than as described below.

This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold our Common Stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. Holders

For purposes of this discussion, “U.S. holder” generally means a beneficial owner of a share of our Common Stock that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under United States Treasury regulations to be treated as a United States person. As used herein, the term “non-U.S. holder” means a beneficial owner of a share of our Common Stock that is not a U.S. holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our Common Stock, the tax treatment of a partner or member in such partnership or other pass-through entity will generally depend on the status of the partner or the member and the activities of the partnership or other entity. Such a partner or member should consult its own tax advisors as to the United States tax consequences of being a partner or member in a partnership or other entity that acquires, holds or disposes of our Common Stock.

Distributions.  Distributions of cash or property that we pay in respect of our Common Stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before

December 31, 2010, are eligible for United States federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our Common Stock, and thereafter will be treated as capital gain.

Dispositions.  Upon a sale, exchange or other taxable disposition of shares of our Common Stock, a U.S. holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in the shares of our Common Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the shares of the Common Stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to United States federal income tax rates. There are presently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting Requirements and Backup Withholding Tax.  In general, dividends on our Common Stock and payments of the proceeds of a sale, exchange or other disposition of our Common Stock paid to a U.S. holder are subject to information reporting and may be subject to backup withholding at the then effective rate (currently a maximum rate of 28%) unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service, or IRS.

Surtax on Certain Net Investment Income.  Recent legislation requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of our Common Stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our Common Stock.

Non-U.S. Holders

The following is a summary of certain United States federal income considerations for a holder of our Common Stock that is a non-U.S. holder. Special rules may apply with respect to certain non-U.S holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and other holders that are subject to special treatment under the Code. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income and estate tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock, and U.S. expatriates). These persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Distributions.  A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing basis in a holder’s shares of our Common Stock and, to the extent distributions exceed basis, as capital gain.

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to non-U.S. holders at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper IRS documentation or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, where an income tax treaty applies, the dividends are attributable to a U.S. permanent establishment of such non-U.S. holder and the non-U.S. holder provides to us or such agent proper IRS documentation). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen, corporation, estate or trust, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Dispositions.  A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain realized on a disposition of our Common Stock unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if a treaty applies, is attributable to a permanent establishment in the United States), (b) in the case of a non-U.S. holder who is an individual and who holds our Common Stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met or (c) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

We believe that we currently are not, and do not anticipate becoming in the future, a USRPHC. Even if we were treated as a USRPHC, a gain realized by a non-U.S. holder on a disposition of our Common Stock would not be subject to U.S. federal income tax so long as (i) the non-U.S. holder was considered to have owned (directly or indirectly) no more than five percent of our Common Stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our Common Stock was regularly traded on an established securities market. There can be no assurance that our Common Stock will qualify (and continue to qualify) as regularly traded on an established securities market.

If a gain realized on the disposition of our Common Stock is effectively connected with a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment), such non-U.S. holder generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. citizen, corporation, estate or trust, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected gain at a rate of 30% (or at a reduced rate under any applicable income tax treaty).

Special rules may apply to non-U.S. holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. Information Reporting Requirements and Backup Withholding Tax.  Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. Backup withholding tax will not apply to dividends paid on our Common Stock to a non-U.S. holder, provided the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is not a U.S. person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our Common Stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Payments to Foreign Financial Institutions and other non-United States Entities.  Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-United States entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends and gross proceeds from the sale or other disposition of our common stock, paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertakes to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

Barclays Capital Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Janney Montgomery Scott LLC is acting as the joint lead manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of our Common Stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Janney Montgomery Scott LLC
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our Common Stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our Common Stock offered hereby (other than those shares of our Common Stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;
•	the representations and warranties made by us to the underwriters are true;
•	there is no material change in our business or the financial markets; and
•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

Paid by Digital Domain Media Group, Inc.

	No Exercise	Full Exercise
Per share
Total

The representative of the underwriters has advised us that the underwriters propose to offer the shares of our Common Stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $        (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and our executive officers and holders of more than     % of our outstanding stock have agreed that, subject with respect to us to certain exceptions described below, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our Common Stock (including, without limitation, shares of our Common Stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our Common Stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our Common Stock or securities convertible, exercisable or exchangeable into our Common Stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for, in each case, a period of 180 days after the date of this prospectus. The restrictions set forth in this paragraph shall not apply with respect to any issuance by us of our Common Stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to then outstanding options, warrants or rights not issued under one of those plans, or the grant of options pursuant to option plans existing on the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or
•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the Common Stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our Common Stock and other securities for which the release is being requested and market conditions at the time. In the event of such a release or waiver for one of our officers or directors, Barclays Capital Inc. shall provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, and we will announce the impending release or waiver by issuing a press release containing such information as Barclays Capital Inc. may require with respect to the circumstances of the release or waiver and/or the identity of the officer(s) and/or director(s) with respect to whom the release or waiver applies. This announcement will be made through a major news service at least two business days before the effective date of the release or waiver.

As described below under “Directed Share Program,” any participants in the directed share program shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the directed share program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our Common Stock, the representative will consider:

•	the history and prospects for the industry in which we compete;
•	our financial information,;
•	the ability of our management and our business potential and earning prospects;
•	the prevailing securities markets at the time of this offering; and
•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to       shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock-up period shall be extended with respect to our issuance of an earnings release or if material news or a material event relating to us occurs, in the same manner as described above under “— Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our Common Stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares subject to their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of the our Common Stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on       or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Exchange

We expect to apply to list our shares of Common Stock for quotation on the New York Stock Exchange under the symbol “DDMG.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of our Common Stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and/or their affiliates may in the future engage in commercial and investment banking transactions with us in the ordinary course of their business. They expect to receive customary compensation and expense reimbursement for these commercial and investment banking transactions.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on the investor’s behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

Legal matters regarding the validity of the shares of our Common Stock offered by this prospectus will be passed upon on our behalf by Sullivan & Triggs, LLP. Certain legal matters will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

Experts

The consolidated balance sheets of Digital Domain Media Group, Inc. as of December 31, 2010 and 2009 (Successor), and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the year ended December 31, 2010 and the period from January 7, 2009 (the Inception Date) to December 31, 2009 (Successor) and for the nine months ended September 30, 2009 for Digital Domain and subsidiaries (Predecessor), included in this prospectus, have been audited by SingerLewak LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and have been so included in reliance upon the report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Digital Domain and subsidiaries for the year ended December 31, 2008 (Predecessor), before the addition of loss per share and disclosure of reportable segments, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We filed a registration statement on Form S-1 with the SEC with respect to the registration of our Common Stock offered for sale by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Common Stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission upon payment of the prescribed fee. Information on the operation of the SEC’s public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a world wide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices of the SEC, and the public reference facilities and website of the SEC referred to above.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2010 and 2009, and March 31, 2011 (unaudited)	F-4
Consolidated Statements of Operations (Successor) for the Year Ended December 31, 2010,
and for the Period from January 7, 2009 (the inception date) through December 31, 2009, and (Predecessor) for the Nine Months Ended September 30, 2009 and for the Year Ended December 31, 2008, and for the Three Months Ended March 31, 2011 and 2010 (unaudited)	F-6
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) (Successor) for the Year Ended December 31, 2010 and for the Period from January 7, 2009 (the inception date) through December 31, 2009, and (Predecessor) for the Nine Months Ended September 30, 2009 and for the Year Ended December 31, 2008, and the Three Months Ended March 31, 2011 (unaudited)	F-9
Consolidated Statements of Cash Flows (Successor) for the Year Ended December 31, 2010
and for the Period from January 7, 2009 (the inception date) through December 31, 2009, and (Predecessor) for the Nine Months Ended September 30, 2009 and for the Year Ended December 31, 2008, and for the Three Months Ended March 31, 2011 and 2010 (unaudited)	F-10
Notes to Consolidated Financial Statements	F-12

IN-THREE, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Digital Domain Media Group, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Digital Domain Media Group, Inc., formerly known as Digital Domain Holdings Corporation and Wyndcrest DD Florida, Inc., and subsidiaries (collectively, the “Company” or “Digital Domain Media Group”) as of December 31, 2010 and 2009 (Successor Entity), and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the year ended December 31, 2010, the period from January 7, 2009 (Inception Date) to December 31, 2009 (Successor Entity) and for the nine months ended September 30, 2009 for Digital Domain, formerly Wyndcrest DD Holdings, Inc. (collectively, “Digital Domain” or prior to the acquisition, “Predecessor Entity”). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Domain Media Group, Inc. and subsidiaries as of December 31, 2010 and 2009 (Successor Entity), and the results of their operations and their cash flows for the year ended December 31, 2010 and the period from January 7, 2009 (Inception Date) to December 31, 2009 (Successor Entity) and for the nine months ended September 30, 2009 (Predecessor Entity) in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company retroactively adjusted its consolidated financial statements as of and for the year ended December 31, 2008 (Predecessor Entity) to include disclosures for segment information in Note 18 and earnings per share information on the consolidated statement of operations. We have audited this information. In our opinion, such adjustments are appropriate and have been properly applied.

/s/ SingerLewak LLP

Los Angeles, California
May 13, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Digital Domain Media Group, Inc.
Port St. Lucie, Florida

We have audited, before the addition of loss per share and disclosure of reportable segments, the accompanying consolidated statements of operations, stockholders’ deficiency and comprehensive loss, and cash flows of Digital Domain Media Group, Inc. and subsidiaries (formerly Digital Domain and subsidiaries) (the “Company”) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2008 consolidated financial statements, before the addition of loss per share and disclosure of reportable segments, present fairly, in all material respects, the results of Digital Domain Media Group, Inc. and subsidiaries’ operations and cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the loss per share calculation for the year ended December 31, 2008, or the disclosure of reportable segments for the year ended December 31, 2008 in Note 18 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance in regards to the loss per share calculation or the disclosure of reportable segments for the year ended December 31, 2008. Those amounts were audited by other auditors.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and negative cash flows from operating activities, and negative working capital and stockholders’ deficiency as of December 31, 2008, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Los Angeles, CA
June 10, 2009

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,986	$5,058	$6,293
Cash, held in trust	31,219	—	16,686
Contract receivables	2,406	3,164	10,766
Prepaid expenses and other assets	2,335	1,724	3,877
Total current assets	47,946	9,946	37,622
Restricted cash	978	914	984
Property and equipment – net	47,895	14,622	68,390
Trade name	15,410	14,800	15,410
Unpatented technology – net	22,698	25,057	22,050
Other intangible assets – net	7,963	6,509	7,749
Goodwill	18,081	15,282	18,081
Deferred debt issuance costs – net	5,017	—	4,466
Other assets	732	25	1,042
Total assets	$166,720	$87,155	$175,794

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Liabilities, Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$13,243	$8,005	$18,191
Advance payments and deferred revenue	15,853	4,299	7,773
Contract obligations	—	5,524	—
Deferred grant revenue from governmental agencies, short-term	2,300	3,200	2,337
Government bond obligation, short-term	660	—	3,769
Notes payable – net, short-term	1,054	6,423	500
Warrant and other debt-related liabilities, short-term	9,240	—	10,974
Current portion of capital lease obligations	1,000	2,047	803
Total current liabilities	43,350	29,498	44,347
Capital lease obligations – net of current portion	1,355	218	1,164
Warrant and other debt-related liabilities	40,493	9,796	67,724
Deferred grant revenue from governmental agencies	9,060	—	8,439
Convertible notes payable – net	931	—	2,792
Notes payable – net	7,373	10,641	7,975
Deferred income tax liability	6,183	6,183	6,183
Deferred revenue land grant	20,300	—	20,300
Earn out liability	3,120	—	3,120
Government bond obligation – net	38,301	—	34,716
Total liabilities	170,466	56,336	196,760
Commitments and contingencies
Convertible preferred stock, $0.01 par value, 25,000,000 shares and no shares authorized at December 31, 2010 and 2009, respectively; including Preferred Stock A series 100,000 and no shares designated; no shares issued or outstanding at December 31, 2010 and 2009, respectively; no shares issued or outstanding at March 31, 2011.	—	—	—
Stockholders’ equity (deficit):
Common stock, $0.01 par value and no par value at December 31, 2010 and 2009, respectively – 100,000,000 shares authorized, 13,002,832 and 12,226,107 shares issued and outstanding as of December 31, 2010 and 2009, respectively; 15,885,271 shares issued and outstanding as of March 31, 2011 (unaudited).	130	—	159
Additional paid-in capital	27,516	6,879	49,132
Accumulated other comprehensive loss	(66)	—	(3)
Accumulated deficit	(43,100)	(629)	(82,225)
Total stockholders’ equity (deficit) before non-controlling interests	(15,520)	6,250	(32,937)
Non-controlling interests	11,774	24,569	11,971
Total stockholders’ equity (deficit)	(3,746)	30,819	(20,966)
Total liabilities, preferred stock and stockholders’ equity (deficit)	$166,720	$87,155	$175,794

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share and Per Share Data)

	For the Year Ended December 31, 2010	For the Period from January 7, 2009 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	Successor	Successor
					(Unaudited)
Revenues:
Revenues	$101,859	$15,582	$48,360	$85,140	$37,904	$17,944
Grant revenues from governmental agencies	3,340	6,800	—	—	653	1,584
Total revenues	105,199	22,382	48,360	85,140	38,557	19,528
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	83,894	11,964	44,554	80,335	30,922	15,220
Depreciation expense	7,349	1,436	5,157	6,278	2,870	1,644
Selling, general and administrative expenses	25,479	5,172	10,929	23,085	10,849	4,251
Amortization of intangible assets	2,935	734	—	—	863	734
Total costs and expenses	119,657	19,306	60,640	109,698	45,504	21,849
Operating (loss) income	(14,458)	3,076	(12,280)	(24,558)	(6,947)	(2,321)
Other income (expense):
Interest and investment income	—	—	—	1,102	—	—
Interest and financing expenses:
Issuance of and changes in fair value of warrant and other debt-related liabilities	(24,321)	(296)	(11,932)	12,824	(28,965)	(1,998)
Amortization of discount and issuance costs on notes payable	(3,633)	(644)	(599)	(1,062)	(3,013)	(308)
Loss on debt extinguishment	—	—	(6,311)	—	—	—
Interest expense on notes payable	(2,790)	(530)	(1,971)	(1,540)	(731)	(635)
Interest expense on capital lease obligations	(245)	—	(223)	(112)	(89)	(48)
Adjustment of held interest in business combination	—	3,528	—	—	—	—
Other income, net	254	122	108	424	1,067	40
Income (loss) from continuing operations before income taxes	(45,193)	5,256	(33,208)	(12,922)	(38,678)	(5,270)
Income tax provision	25	—	—	—	250	7
Income (loss) from continuing operations	(45,218)	5,256	(33,208)	(12,922)	(38,928)	(5,277)
Loss from discontinued operations – net of tax	—	—	(2,429)	(2,269)	—	—
Gain from sale of discontinued operations – net of tax	—	—	9,241	—	—	—
Net income (loss) before non-controlling interests	(45,218)	5,256	(26,396)	(15,191)	(38,928)	(5,277)
Net (income) loss attributable to non-controlling interests	2,747	2,703	—	—	(197)	2,313
Net income (loss) attributable to Digital Domain Media Group, Inc.	(42,471)	7,959	(26,396)	(15,191)	(39,125)	(2,964)
Preferred stockholders accretion, deemed dividends and income participation	—	—	(889)	(80)	—	—
Net income (loss) attributable to Common Stockholders	$(42,471)	$7,959	$(27,285)	$(15,271)	$(39,125)	$(2,964)

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share and Per Share Data)

	For the Year Ended December 31, 2010	For the Period from January 7, 2009 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)
					(Unaudited)	(Unaudited)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(45,218)	$5,256	$(33,208)	$(12,922)	$(38,928)	$(5,277)
Loss from discontinued operations – net of tax	—	—	(2,429)	(2,269)	—	—
Gain from sale of discontinued operations – net of tax	—	—	9,241	—	—	—
Net (income) loss attributable to non-controlling interests	2,747	2,703	—	—	(197)	2,313
Preferred stockholders accretion, deemed dividends, and income participation	—	—	(889)	(80)	—	—
Net income (loss) attributable to Common Stockholders	$(42,471)	$7,959	$(27,285)	$(15,271)	$(39,125)	$(2,964)
Diluted earnings (loss) per share were as follows:
Income (loss) from continuing operations	$(45,218)	$5,256	$(33,208)	$(12,922)	$(38,928)	$(5,277)
Loss from discontinued operations – net of tax	—	—	(2,429)	(2,269)	—	—
Gain from sale of discontinued operations – net of tax	—	—	9,241	—	—	—
Net (income) loss attributable to non-controlling interests	2,747	2,703	—	—	(327)	2,313
Preferred stockholders accretion, deemed dividends, and income participation	—	—	(889)	(80)	—	—
Net income (loss) attributable to Common Stockholders	$(42,471)	$7,959	$(27,285)	$(15,271)	$(39,255)	$(2,964)
Weighted average number of common shares outstanding
Basic	12,372,357	12,226,107	13,109,267	12,953,049	14,184,609	12,226,107
Diluted:
Lender stock options	—	543,821	—	—	—	—
Weighted average number of common and potential common shares outstanding	12,372,357	12,769,928	13,109,267	12,953,049	14,184,609	12,226,107
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(3.65)	$0.43	$(2.53)	$(1.00)	$(2.75)	$(0.43)
Loss from discontinued operations – net of tax	—	—	(0.19)	(0.17)	—	—
Gain from sale of discontinued operations – net of tax	—	—	0.71	—	—	—
Net (income) loss attributable to non-controlling interests	0.22	0.22	—	—	(0.02)	0.19
Preferred stockholders accretion, deemed dividends, and income participation	—	—	(0.07)	(0.01)	—	—
Basic earnings (loss) per share attributable to Common Stockholders	$(3.43)	$0.65	$(2.08)	$(1.18)	$(2.77)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS – (continued)
(In Thousands, Except Share and Per Share Data)

	For the Year Ended December 31, 2010	For the Period from January 7, 2009 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)
					(Unaudited)	(Unaudited)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(3.65)	$0.41	$(2.53)	$(1.00)	$(2.75)	$(0.43)
Loss from discontinued operations – net of tax	—	—	(0.19)	(0.17)	—	—
Gain from sale of discontinued operations – net of tax	—	—	0.71	—	—	—
Net (income) loss attributable to non-controlling interests	0.22	0.21	—	—	(0.02)	0.19
Preferred stockholders accretion, deemed dividends, and income participation	—	—	(0.07)	(0.01)	—	—
Diluted earnings (loss) per share attributable to Common Stockholders	$(3.43)	$0.62	$(2.08)	$(1.18)	$(2.77)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)
(In Thousands, Except Share Data)

	Common Stock		Additional Paid in Capital	Accumulated Comprehensive Income (Loss)	Accumulated Deficit	Non- Controlling Interests	Total	Comprehensive Income (Loss)
	Shares	Par value
Balance – December 31, 2007 – (Predecessor)	12,818,362	$1	$31,887	$151	$(21,457)	$—	$10,582	$—
Issuance of common stock upon vesting of restricted stock	174,189	—	—	—	—	—	—	—
Stock-based compensation	—	—	3,126	—	—	—	3,126	—
Foreign currency translation loss	—	—	—	(785)	—	—	(785)	(785)
Net loss attributable to the Predecessor	—	—	—	—	(15,191)	—	(15,191)	(15,191)
Comprehensive loss								$(15,976)
Balance – December 31, 2008 – (Predecessor)	12,992,551	1	35,013	(634)	(36,648)	—	(2,268)	$—
Issuance of common stock upon vesting of restricted stock	165,956	—	—	—	—	—	—	$—
Stock-based compensation	—	—	2,469	—	—	—	2,469	—
Foreign currency translation gain	—	—	—	243	—	—	243	243
Redemption of Preferred A Stock	—	—	—	—	(829)	—	(829)	—
Disposition of discontinued operations	—	—	—	391	(391)	—	—	—
Net loss attributable to the Predecessor	—	—	—	—	(26,396)	—	(26,396)	(26,396)
Comprehensive loss								$(26,153)
Balance – September 30, 2009 – (Predecessor)	13,158,507	$1	$37,482	$—	$(64,264)	$—	$(26,781)	$—
Balance – January 7, 2009 (inception date) – Successor	12,226,107	$—	$—	$—	$—	$—	$—	$—
Issuance of option to purchase common stock	—	—	6,594	—	—	—	6,594	—
Stock-based compensation	—	—	285	—	—	—	285	—
Stockholder distributions	—	—	—	—	(8,588)	—	(8,588)	—
Purchase of Digital Domain and establishment of non-controlling interests in subsidiary	—	—	—	—	—	27,272	27,272	—
Net income attributable to the Successor	—	—	—	—	7,959	—	7,959	7,959
Net loss attributable to non-controlling interests	—	—	—	—	—	(2,703)	(2,703)	—
Comprehensive income								$7,959
Balance – December 31, 2009 – (Successor)	12,226,107	—	6,879	—	(629)	24,569	30,819
Amendment to Articles of Incorporation to change common stock from no par value to $0.01 par value per share	—	122	(122)	—	—	—	—	$—
Issuance of common stock	166,775	2	996	—	—	—	998	—
Issuance of common stock to acquire common stock in subsidiary	186,663	2	564	—	—	(298)	268	—
Acquisition of common stock in subsidiary	—	—	4,913	—	—	(5,468)	(555)	—
Issuance of warrants in connection with purchase of common stock of subsidiary	—	—	2,938	—	—	(4,238)	(1,300)	—
Stock-based compensation	—	—	1,852	—	—	—	1,852	—
Issuance of warrants in connection with financing transactions	—	—	7,557	—	—	—	7,557	—
Stock issued in acquisition of business	423,287	4	1,939	—	—	—	1,943	—
Foreign currency translation loss	—	—	—	(66)	—	(44)	(110)	(66)
Net loss attributable to the Successor	—	—	—	—	(42,471)	—	(42,471)	(42,471)
Net loss attributable to non-controlling interests	—	—	—	—	—	(2,747)	(2,747)	—
Comprehensive loss	—	—	—					$(42,537)
Balance – December 31, 2010 – (Successor)	13,002,832	130	27,516	(66)	(43,100)	11,774	(3,746)	$—
Issuance of common stock	2,035,001	20	15,419	—	—	—	15,439	—
Issuance of warrants in connection with private placement			1,773				1,773
Issuance of common stock to acquire common stock in subsidiary	8,333	—	15	—	—	(15)	—	—
Exercise of warrants	839,105	9	—	—	—	—	9	—
Stock-based compensation	—	—	4,409	—	—	—	4,409	—
Foreign currency translation gain	—	—	—	63	—	15	78	63
Net loss attributable to Successor	—	—	—	—	(39,125)	—	(39,125)	(39,125)
Net income attributable to non-controlling interests	—	—	—	—	—	197	197	—
Comprehensive loss	—	—	—					$(39,062)
Balance – March 31, 2011 – (Successor) (unaudited)	15,885,271	$159	$49,132	$(3)	$(82,225)	$11,971	$(20,966)

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
					(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income before non-controlling interests	$(45,218)	$5,256	$(26,396)	$(15,191)	$(38,928)	$(5,277)
Adjustments to reconcile net (loss) income before non-controlling interests to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment and intangible assets	10,284	2,170	5,194	6,545	3,732	2,378
Amortization of discount on and issuance costs of notes payable	3,633	644	8,246	2,157	3,013	308
Interest added to principal on notes payable	270	97	631	682	—	106
Write-off of deferred offering costs	—	—	—	3,632	—	—
Changes related to fair value of warrant and other debt-related liabilities	24,321	296	11,932	(12,824)	28,965	1,998
Gain on sale of discontinued operations	—	—	(9,241)	—	—	—
Stock-based compensation	1,852	285	2,476	3,126	4,409	352
Adjustment of held interest in business combination	—	(3,528)	—	—	—	—
Interest on government obligation	51	—	—	—	19	—
Warrants issued to service providers	1,967	—	—	—	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Contracts receivable	725	(3,164)	(927)	1,550	(8,271)	(83)
Prepaid expenses and other assets	(439)	(55)	257	(472)	(1,149)	(920)
Accounts payable and accrued liabilities	4,677	(4,369)	2,570	1,553	(510)	1,771
Advance payments and deferred revenue	11,555	4,299	4,590	2,602	(8,080)	5,537
Contract obligations	(5,524)	(1,526)	—	—	—	(1,555)
Deferred grant revenue from governmental agencies	8,160	3,200	—	—	(584)	(1,584)
Net cash provided by (used in) operating activities	16,314	3,605	(668)	(6,640)	(17,384)	3,031
Cash flows from investing activities:
Proceeds from sale of discontinued operations – net cash sold	—	—	10,497	—	—	—
Purchases of property and equipment	(10,640)	(1,393)	(1,701)	(2,775)	(3,727)	(1,055)
Purchases of common stock	(3,555)	(90)	—	—	—	(555)
Purchase of business-net of cash acquired	—	(1,137)	—	—	—	—
Increase in restricted cash	(65)	(914)	—	—	(5)	(59)
Land acquired from government grants	(27)	—	—	—	—	—
Investment in film projects and other assets	(694)	—	—	—	(322)	—
Net cash (used in) provided by investing activities	(14,981)	(3,534)	8,796	(2,775)	(4,054)	(1,669)
Cash flows from financing activities:
Stockholders distributions	—	(8,588)	(1,255)	—	—	—
Payments on capital lease obligations	(1,843)	(370)	(1,221)	(1,033)	(434)	(460)
Payments of deferred offering costs	—	—	(650)	(1,860)	(756)	—
Proceeds from issuance of notes payable, preferred stock, and warrants	23,315	14,000	800	—	—	2,400
Payments of stock issuance costs	—	—	—	—	(2,096)	—
Debt issuance costs	(761)	(55)	—	—	—	—
Proceeds from sale of common stock	998	—	—	—	19,501	—
Deposit received on common stock	60	—	—	—	—	—
Repayment on notes payable	(16,064)	—	(9,995)	—	(554)	(1,000)
Net cash provided by (used in) financing activities	5,705	4,987	(12,321)	(2,893)	15,661	940
Effect of exchange rates on cash and cash equivalents	(110)	—	—	(910)	84	36
Net increase (decrease) in cash and cash equivalents	6,928	5,058	(4,193)	(13,218)	(5,693)	2,338
Cash and cash equivalents at beginning of period	5,058	—	6,056	19,274	11,986	5,058
Cash and cash equivalents at end of period	$11,986	$5,058	$1,863	$6,056	$6,293	$7,396

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)
					(Unaudited)	(Unaudited)
Supplemental disclosure of cash flow information – cash paid during the period for:
Interest	$2,405	$462	$1,465	$2,674	$457	$710
Taxes	47	—	—	—	—	7
Non-cash investing and financing activities:
Stock option issued as compensation in connection with a financing transaction	1,966	6,594	—	—	—	—
Warrants issued as compensation in connection with financings and other transactions	17,915	—	4,415	—	—	1,998
Debt extinguishments	10,157	—	—	—	—	5,918
Debt discounts established after debt extinguishments	(10,157)	—	—	—	—	(5,918)
Deferred offering costs included in accounts payable and accrued liabilities at period end	—	—	—	650	—	—
Deferred debt issue costs	4,745	—	—	—	—	—
Purchase of property and equipment in accounts payable at period end	408	20	334	66	2,944	173
Purchase of property and equipment with assets held in trust	7,031	—	—	—	14,038	—
Investments in assets held in trust financed by government bonds	38,250	—	—	—	—	—
Capital lease obligations entered into during the period	1,932	1,087	263	3,298	—	847
Land grant from government entities	20,327	—	—	—	—	—
Put liability attached to commercial lender debt	512	—	—	—	—	—
Amortization of discount on bond obligation	51	—	—	—	—	—
Bond interest capitalized to construction-in-progress	1,273	—	—	—	—	—
Shares issued from deposits collected in the prior period	—	—	—	—	60	—
Stock issued not collected	—	—	—	—	8	—
Private placement costs in accounts payable at period end	—	—	—	—	253	—
Shares issued from exchange of subsidiary shares	—	—	—	—	50	—

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

1. COMPANY BACKGROUND AND OVERVIEW

Description of Business — Digital Domain Media Group, Inc., formerly known as Digital Domain Holdings Corporation and Wyndcrest DD Florida, Inc., a Florida corporation incorporated on January 7, 2009 (the “Inception Date”), and subsidiaries (collectively, “Digital Domain Media Group”, the “Company” or, after the acquisition, the “Successor”) is a digital production and animation company focused on the creation of original content animation feature films and the development of computer-generated imagery (“CG”), including three-dimensional stereoscopic (“3D”) imagery, for large-scale feature films and transmedia advertising.

In October 2009, the Company acquired a controlling interest in Digital Domain, formerly Wyndcrest DD Holdings, Inc., and its subsidiary, Digital Domain Productions, Inc. (collectively, “Digital Domain” or, before the acquisition, the “Predecessor”). Digital Domain is a Delaware corporation incorporated on April 28, 2006 for the specific purpose of acquiring Digital Domain Productions, Inc. (“Digital Domain Productions”). Digital Domain Productions, Inc., also a Delaware corporation, was incorporated in April 1993. Digital Domain creates state-of-the-art digital imagery for feature films (“Feature Films”), television advertising (“Commercials”), interactive visual media and the video game industry (“Animation Studio”).

Since inception, Digital Domain has provided visual effects (“VFX”) and animation for feature films, including Thor; TRON: Legacy; Transformers; The Curious Case of Benjamin Button; Titanic; and Apollo 13.

In November 2010, the Company acquired substantially all of the tangible and intangible assets of In-Three, Inc. (“In-Three”), a Nevada corporation. The results of operations have been included in the consolidated financial statements since that date. In-Three is a provider of proprietary Dimensionalization® solutions for the conversion of two dimensional (“2D”) content into high quality three dimensional (3D) stereo imagery, including a software product, known as Intrigue, that converts entertainment media from 2D to 3D. In-Three’s product offerings enable the Company to offer a digital production and stereo conversion solution to studios and filmmakers. By integrating In-Three’s technology and team, the Company plans to use, and offer its clients the use of, an expanded set of creative and development capabilities.

The Company is currently expanding its business by establishing a family animation feature film studio, developing an institute of higher education focused on digital animation and related disciplines, and launching new market initiatives such as the extension of its core digital production and animation services to clients outside the entertainment industry. As part of these initiatives, the Company is the recipient of grant awards and other incentives (further detailed in Note 6) totaling $135 million in the form of cash, future donations of land, building and equipment financing, and tax incentives.

Liquidity and Capital Resources — The Predecessor has a history of losses, including a $26.4 million loss for the nine months ended September 30, 2009 (“2009 Predecessor Period”). The Predecessor also had negative working capital and stockholder’ deficiency as of December 31, 2008, had a history of debt covenant breaches and negative cash flows from operations in 2008. The Successor has a limited operating history, had a deficit of working capital of $6.7 million as of March 31, 2011 and had a $39.1 million loss and used $17.4 million to fund cash flows from operations for the three months ended March 31, 2011. The Company has worked to improve its working capital, including improving its cash flows from operations and securing funding from Palm Beach Capital Funds 1, 2 and 3 as described in Note 13.

Digital Domain will continue to rely upon its ability to win awards of new major film and commercial projects as well as funding from the Company. However, if it does not enter into an adequate number of

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

1. COMPANY BACKGROUND AND OVERVIEW - (continued)

contracts for new films and commercial projects and is unable to obtain funding from the Successor, Digital Domain may need to do one or more of the following to raise additional resources or reduce cash requirements:

•	secure additional short-term debt financing;
•	secure additional long-term debt financing;
•	secure additional equity financing;
•	further reduce operating expenditures; or
•	increase sales to current customers and markets

The consolidated financial statements do not include any adjustments relating to the recoverability of the carrying amounts of the recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.

2. BUSINESS ACQUISITIONS

Acquisition of Predecessor

During 2009, the Company acquired the Predecessor through two transactions: (a) on September 30, 2009, the Company purchased, from the Company’s Chairman and Chief Executive Officer and the Company’s Board of Director’s Member and Chief Financial Officer, a total of 1,741,667 shares of Digital Domain’s Common Stock which represented 13.2% of Digital Domain’s outstanding Common Stock on that date (see Note 19). The Company recorded this initial investment at cost and carried the investment using the cost method for the 15-day period until the Acquisition occurred; and (b) on October 1, 2009 and on October 15, 2009 (the “Closing” or “Acquisition Date”), the Company acquired 666,667 shares and 1,666,667 shares, respectively, for an aggregate total of 2,333,334 shares of Series C 8% Cumulative Convertible Preferred Stock (“Series C Preferred Stock”) from the Predecessor. The purchase price for the 2,333,334 shares of Series C Preferred Stock was $7.0 million (“2009 Series C Preferred Stock”). Simultaneously with the purchase of the 2009 Series C Preferred Stock, the Company purchased the Predecessor’s ongoing rights to participate in the profits of the movie Titanic for an additional $1.0 million, bringing the aggregate purchase price to $8.0 million (see Note 19). As the two transactions occurred simultaneously, they have been accounted for as a single transaction.

The holders of 2009 Series C Preferred Stock had the right to vote on any matter submitted to a vote of the holders of Common Stock or Series C Preferred Stock. The number of votes in which holders of Series C Preferred Stock were entitled equaled the number of shares of Common Stock into which such shares of Series C Preferred Stock was then convertible. The Series C Preferred Stock was convertible, in aggregate, into such number of shares of Common Stock as was equal to 51% of the fully diluted shares of Digital Domain’s Common Stock assuming conversion of all warrants, preferred stock and options to purchase shares of the Predecessor’s Common Stock into Common Stock as of October 15, 2009.

On May 24, 2010, the Company elected to convert all 2,333,334 shares of its 2009 Series C Preferred Stock into approximately 22 million shares of Digital Domain’s Common Stock. See Note 15 for further details of the rights of conversion.

In connection with the proceeds from the sale of Series C Preferred Stock, Falcon Mezzanine Partners II, LP (“Falcon”) irrevocably waived all prior financial covenant breaches by the Predecessor, and the

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

Predecessor was required to pay down the Falcon debt by $3.0 million, including accrued interest and prepayment penalties. In addition, the financial covenants under the cumulative outstanding debt with Falcon were significantly altered to include only closing cash covenants, and an accelerated debt repayment schedule was entered into. See Note 13 for further details.

In accordance with guidance provided in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, this transaction was accounted for under the acquisition method of accounting. Accordingly, the Company was required to record the fair value of the assets acquired and liabilities assumed in the acquisition. The Company used techniques such as discounted cash flow models and multiples of revenue models in valuing the various elements of Digital Domain.

The following table summarizes the fair value of assets acquired, liabilities assumed, the purchase price and the fair value of the non-controlling interests in the Predecessor as of the Acquisition Date (in thousands):

Net assets acquired:
Cash and cash equivalents	$6,863
Prepaid expenses and other assets	1,695
Property and equipment	13,578
Trade name	14,800
Unpatented technology	25,700
Other intangible assets	6,600
Goodwill	15,282
Fair value of assets	84,518
Accounts payable and accrued liabilities	12,375
Acquired contract obligations	7,050
Notes payable	8,971
Capital lease obligations	1,549
Warrant and debt-related liabilities	9,500
Deferred income tax liability	6,183
Fair value of liabilities	45,628
Net assets acquired	$38,890
Purchase price:
Cash	$8,000
Fair value of non-controlling interests	36,772
Fair value of previously held equity interest	3,618
Total purchase price	48,390
Less: non-controlling interests classified as equity	(9,500)
Net assets acquired	$38,890

The weighted-average amortizable life for all identifiable intangible assets, excluding the Trade name, at the time of acquisition was 11.7 years. The Trade name has an indefinite life and will be evaluated on an annual basis in accordance with the Company’s established policies described in Note 3 and further disclosed in Note 9.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

The acquisition of the Predecessor resulted in Goodwill of $15.3 million, none of which is deductible for tax purposes. Such Goodwill resulting from the acquisition of the Predecessor reflects the $8.0 million paid by the Company, the $27.3 million fair value of the non-controlling interests, and the $3.6 million fair value of the previously held equity interests in the Predecessor, over the $38.9 million fair value of the net assets acquired including Goodwill. As discussed herein, management believes that the acquisition will result in unique synergies between the two companies. Goodwill was allocated to the reporting units as follows: $13.0 million to Feature Films and $2.3 million to Commercials.

While there was only nominal income statement activity for the Predecessor from the inception date through September 30, 2009 other than Grant revenues for government agencies, the amounts of revenue and earnings of the Predecessor since the Acquisition Date included in the consolidated statement of operations for the Period from January 7 (the inception date) through December 31, 2009 are as follows (in thousands):

Revenues	$15,582
Net loss before non-controlling interests.	$(3,115)
Net income attributable to non-controlling interests	2,703
Net loss attributable to common stockholders	$(412)

At various times during 2009 and 2010, the Company purchased an additional 1.7 million and 4.9 million shares, respectively, for a cumulative total of 6.6 million shares, of Digital Domain’s Common Stock from various investors, some of which were from related parties (see Note 19). The shares of Digital Domain’s Common Stock the Company purchased during 2009 were remeasured to fair value as of the Acquisition Date, resulting in a gain of $3.5 million, which is reflected as Adjustment of held interest in business combination in the accompanying consolidated statement of operations for the period from January 7, 2009 (the inception date) through December 31, 2009, inclusive of the operations of Digital Domain from the Acquisition Date through December 31, 2009.

During 2010, the Company purchased an additional 666,667 shares of Series C Preferred Stock from Digital Domain for $2.0 million, with terms similar to the previous purchases. See Note 15 for further discussion.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

Supplemental Pro Forma Information (unaudited) — Supplemental information on an unaudited pro forma basis, as if the acquisition had been consummated at the Inception Date and for the period from January 7, 2009 (the inception date) through December 31, 2009 are as follows (in thousands, except share and per share data):

For the Period from January 7, 2009 (the inception date) through December 31, 2009
Total revenues	$66,800
Operating loss	$(12,669)
Loss from continuing operations	$(24,777)
Loss from discontinued operations – net of tax	(2,429)
Gain from sale of discontinued operations – net of tax	9,241
Net loss before non-controlling interests	(17,965)
Net loss attributable to non-controlling interests	21,206
Net income attributable to Digital Domain Media Group, Inc.	3,241
Preferred stockholders accretion, deemed dividends and income participation	(889)
Net income attributable to Common Stockholders	$2,352
Weighted average number of common shares outstanding
Basic	12,226,107
Diluted	14,383,656
Basic earnings (loss) per share:
Loss from continuing operations	$(2.03)
Discontinued operations	0.56
Net loss attributable to non-controlling interests	1.73
Preferred stockholders accretion, deemed dividends and income participation	(0.07)
Basic income per share attributable to Common Stockholders	$0.19
Diluted earnings (loss) per share:
Loss from continuing operations	$(1.72)
Discontinued operations	0.47
Net loss attributable to non-controlling interests	1.47
Preferred stockholders accretion, deemed dividends and income participation	(0.06)
Diluted income per share attributable to Common Stockholders	$0.16

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

The unaudited pro forma supplemental information is based on estimates and assumptions which the Company believes are reasonable and reflect amortization of intangible assets as a result of the acquisition. The pro forma results are not necessarily indicative of the results that have been realized had the acquisition been consolidated beginning with the Inception Date.

Acquisition of In-Three

On November 22, 2010, the Company acquired substantially all of the interests of In-Three, Inc., a Nevada corporation. The results of operations have been included in the consolidated financial statements since that date. In-Three is a provider of proprietary Dimensionalization® solutions for the conversion of 2D content into high-quality 3D stereo imagery, including a software product, known as Intrigue, that converts entertainment media from 2D to 3D. In-Three’s product offerings enable the Company to offer a digital production and stereo conversion solution to studios and filmmakers. By integrating In-Three’s technology and team, the Company plans to use, and offer its clients the use of, an expanded set of creative and development capabilities.

In-Three was purchased for 423,287 shares of the Company’s Common Stock, plus contingent consideration in the form of royalty payments as follows: payment of the contingent consideration will continue until the earlier to occur of the fifth anniversary of the closing date or the date on which the sum of the contingent consideration and the value of the Common Stock exceeds $22.0 million. If on the fifth anniversary of the closing date the sum of the contingent consideration and the value of the Common Stock do not exceed $22.0 million, then the contingent consideration will continue until such time as the sum equals $12.0 million in royalties. In addition, the Company paid $0.9 million for certain assets of In-Three.

In accordance with the acquisition method of accounting as specified in FASB ASC Topic 805, the total acquisition consideration is allocated to the assets acquired, net of liabilities assumed, based on their estimated fair values as of the date of the transaction. The Company obtained an independent third-party appraisal of the estimated fair value of the acquired net assets as of the acquisition date. The remaining portion of the purchase price, or $2.8 million, was allocated to Goodwill representing the amount of the purchase price in excess of the fair value of the assets, net of liabilities acquired, subject to possible adjustment during the allocation period, which will not exceed one year. The Company used techniques such as discounted cash flow models and multiples of revenue models in valuing the various elements of the acquired business.

The following table summarizes the components of the total consideration paid to acquire In-Three (in thousands):

Cash paid on closing date	$870
Contingent consideration(a)	3,120
Equity	1,943
Total consideration	$5,933

(a)	Payment of the contingent consideration will continue until the earlier to occur of the fifth anniversary of the closing date or the date on which the sum of the contingent consideration and the value of the Common Stock exceeds $22.0 million. If on the fifth anniversary of the Closing Date, the sum of the contingent consideration and the value of the Common Stock does not exceed $22.0 million, then the contingent consideration will continue until such time as the sum equals $12.0 million in royalties.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

The following table summarizes the purchase price allocation of the total consideration paid to acquire In-Three (in thousands):

Property and equipment	$494
Intellectual properties	2,030
Trade name	610
Goodwill(b)	2,799
Total net assets acquired	$5,933

(b)	The Company has assigned $2.8 million to Goodwill, consisting of the excess of the purchase price over the estimated fair values of net assets acquired. This goodwill arises primarily from the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to develop a business with a service offering and customer base comparable to In-Three and the expected cost synergies that will be realized through the consolidation of the acquired business into our digital productions studio business unit. This goodwill is nondeductible for tax purposes.

In-Three recognized revenue on a completed contracts basis in which contract revenues and related cost of revenues are deferred until the completion of all deliverables agreed to in the contract have occurred and the customer has accepted delivery of the final product. During the interim period ended September 30, 2010 and 2009, In-Three had three contracts with customers. Two of these contracts were separate independent contracts for two unrelated 3D films with a single customer that account for majority of the Company’s historical revenue. The Company expects to continue its business relationship with this customer for future services. The third contract was with a different customer and accounts for the balance of deferred revenue as of September 30, 2010 and a refund demand that occurred in August 2010. As the Company did not assume the obligation for this customer, the Company did not recognize a liability for any deferred revenue related to In-Three.

In-Three recognized a decline in revenues during the interim period ended September 30, 2010 which was due to the substantially smaller dollar value of the contract that was completed during the interim period ended September 30, 2010 as compared to the contract completed during the interim period ended September 30, 2009. In-Three did not have any other completed contracts during these interim periods that were of significant dollar value. The deferral of revenue recognition relating to the refund demand that occurred in August 2010 is not directly related to the decline in revenue during the interim period ended September 30, 2010.

The weighted-average amortizable life for all identifiable intangible assets, excluding the Trade name, was 6.2 years. The Trade name has an indefinite life and will be evaluated on an annual basis in accordance with the Company’s established policies described in Note 3 and further disclosed in Note 9. The Company did not assume any liabilities of In-Three, and therefore did not recognize a liability for any deferred revenue of In-Three. Furthermore, no deferred revenue was included in the above purchase price allocation.

On April 21, 2011, a complaint was filed related to In-Three’s office lease obligations naming In-Three, Digital Domain Productions, and the Company as defendants. The Plaintiff dismissed Digital Domain Productions and the Company as defendants on June 24, 2011. See Notes 12, 19 and 21 for disclosures related to the In-Three litigation, related party transaction and subsequent events, respectively.

The results from the acquisition date through March 31, 2011 are included in the digital production business unit and were not material to the consolidated statements of operations.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

As of March 31, 2011, the accounting for this business acquisition is subject to final adjustment primarily for the useful lives of intangible assets, amounts allocated to intangible assets and goodwill, and for settlement of post-closing purchase price adjustments.

The amounts expensed for transaction costs and the costs of integrating the acquired business into the Company were not material.

Supplemental Pro Forma Information (unaudited) — Supplemental information on an unaudited pro forma basis (i) as if the acquisition had been consummated at January 1, 2010, for the period from January 1, 2010 through December 31, 2010 and (ii) as if the acquisition had been consummated at the Inception Date and for the period from January 7, 2009 (the inception date) through December 31, 2009 and (iii) as if the acquisition had been consummated at January 1, 2010 and for the period from January 1, 2010 through March 31, 2010, are as follows (in thousands, except share and per share data):

	Pro Forma
	For the Year Ended December 31, 2010	January 7 (the inception date) through December 31, 2009	For the Three Months Ended March 31, 2010
Total revenues	$106,075	$25,141	$20,369
Operating loss	$(20,328)	$(3,114)	$(3,810)
Net loss before non-controlling interests	$(52,640)	$(2,267)	$(7,257)
Net loss attributable to non-controlling interests	2,747	2,703	2,313
Net (loss) income attributable to Common Stockholders	$(49,893)	$436	$(4,944)
Weighted average number of common shares outstanding
Basic	12,750,237	12,649,394	12,649,394
Diluted	12,750,237	13,193,215	12,649,394
Basic (loss) income per share:
Loss from continuing operations	$(4.13)	$(0.18)	$(0.57)
Net loss attributable to non-controlling interests	0.22	0.21	0.18
Basic (loss) income per share	$(3.91)	$0.03	$(0.39)
Diluted loss per share:
Income from continuing operations	$(4.13)	$(0.18)	$(0.57)
Net loss attributable to non-controlling interests	0.22	0.21	0.18
Diluted (loss) income per share	$(3.91)	$0.03	$(0.39)

The unaudited pro forma supplemental information is based on estimates and assumptions which the Company believes are reasonable and reflect amortization of intangible assets as a result of the acquisition. The pro forma results are not necessarily indicative of the results that have been realized had the acquisition been consolidated as of the beginning of the respective periods indicated.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

2. BUSINESS ACQUISITIONS - (continued)

Common share equivalents have been excluded from the computation of diluted earnings per share for the year ended December 31, 2010 and the three months ended March 31, 2010, as the inclusion of dilutive common share equivalents in the calculation of diluted earnings per share would be anti-dilutive.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, these financial statements, including unaudited financial statements for the interim periods, contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the full years. Included are the following consolidated financial statements:

•	Consolidated balance sheet, consolidated statement of operations, consolidated statement of stockholders’ equity (deficit) and comprehensive income (loss) and consolidated statement of cash flows as of and for the year ended December 31, 2010, inclusive of the operations of In-Three from November 22, 2010, the date In-Three was acquired, through December 31, 2010 for the Successor (audited).
•	Consolidated balance sheet as of December 31, 2009 for the Successor (audited).
•	Consolidated statement of operations, consolidated statement of stockholders’ equity (deficit) and comprehensive income (loss) and consolidated statement of cash flows as of and for the period from January 7, 2009 (the inception date) through December 31, 2009 (the period from the Inception Date through December 31, 2009 is referred to as “2009 Consolidated Period”), inclusive of the operations of Digital Domain from October 15, 2009, the date the Predecessor was acquired (“Acquisition Date”), through December 31, 2009 for the Successor (audited).
•	Consolidated statement of operations, consolidated statement of stockholders’ equity (deficit) and comprehensive income (loss) and consolidated statement of cash flows as of and for the period from January 1, 2009 through September 30, 2009 (“2009 Predecessor Period”) for the Predecessor (audited).

As a result of the Company’s purchase on October 15, 2009 of the Predecessor’s Series C Preferred Stock, in which it obtained control by acquiring a majority voting interest in the Predecessor, the Company has accounted for the transaction as an acquisition, and has included the Predecessor’s consolidated financial statement results in the Company’s consolidated financial statements as of September 30, 2009 for reporting purposes. The differences in the assets and operations at Digital Domain between September 30, 2009 and the Acquisition Date are not material.

•	Consolidated statement of operations, consolidated statement of stockholders’ equity (deficit) and comprehensive income (loss) and consolidated statement of cash flows as of and for the year ended December 31, 2008 for the Predecessor (audited).
•	Consolidated balance sheet, consolidated statement of operations, consolidated statement of stockholders’ equity (deficit) and comprehensive income (loss) and consolidated statement of cash flows as of and for the period from January 1, 2011 through March 31, 2011 for the Successor (unaudited).

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

•	Consolidated statement of operations and consolidated statement of cash flows as of and for the period from January 1, 2010 through March 31, 2010 for the Successor (unaudited).

The accompanying consolidated financial statements include the accounts of Digital Domain Media Group, its majority-owned subsidiary, Digital Domain, and its wholly-owned subsidiaries DD3D, DDH Land Holdings, DDH Land Holdings II and Digital Domain Institute. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include certain reclassifications of prior period amounts in order to conform to current period presentation.

Retroactive Adjustment — The accompanying consolidated financial statements for the year ended December 31, 2008 have been retroactively adjusted to reflect the operating segments and earnings per share information.

Change in Control — In October 2009, the Company acquired a controlling interest in the Predecessor by providing $7.0 million in return for the issuance of Series C Preferred Stock of the Predecessor. The Company also purchased certain residual royalty rights to the movie Titanic for an additional $1.0 million (see Note 2). During 2010, the Company provided Digital Domain $2.0 million of additional equity capital in the form of purchases of additional Series C Preferred Stock (see Note 15).

Stock Split (Successor) — On February 19, 2010, the Successor’s Board of Directors approved a 2.26-to-1 stock split of the Company’s Common Stock. All common share and per common share amounts in the accompanying consolidated financial statements of the Successor have been retroactively adjusted for all periods presented to give effect to the stock split.

Discontinued Operations — During the year ended December 31, 2008, the Predecessor committed to a plan to sell The Foundry, which included the net assets relating to the Predecessor’s compositing software product Nuke (collectively, “Discontinued Operations”). The Foundry was acquired in March 2007 and began selling and marketing Nuke in April 2007. The Foundry was sold on June 2, 2009 (see Note 20).

In accordance with FASB ASC Topic 360, Property, Plant and Equipment, with effect as of January 1, 2008, the assets and liabilities of the Discontinued Operations were classified as held for sale and its operations reported as discontinued operations. As a result, the Predecessor has reclassified its accompanying consolidated statements of operations for all periods presented to reflect the Discontinued Operations as discontinued operations. In the consolidated statements of cash flows, the cash flows of discontinued operations are not separately classified or aggregated, and are reported in the respective categories with those of continuing operations.

All discussions and amounts in the accompanying consolidated financial statements and related notes, except for cash flows, for all periods presented relate to continuing operations only, unless otherwise noted. The Discontinued Operations are discussed further in Note 20.

Foreign Currency Translation — Digital Domain has a subsidiary that operates in Canada. The functional currency is the Canadian dollar. The functional currency of The Foundry was the British pound sterling. Assets and liabilities were translated into US dollars using exchange rates in effect on the date of the balance sheets, and revenue and expenses were translated into US dollars using average exchange rates for the years then ended. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit).

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Use of Estimates — US GAAP requires management to make estimates and assumptions in the preparation of these consolidated financial statements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The most significant areas that require management judgment are fair values of consideration issued and net assets acquired in connection with business combinations; revenue and cost recognition; collectability of contract receivables; deferred grant revenue; deferred income tax valuation allowances; amortization of long-lived assets and intangible assets; impairment of long-lived assets, intangible assets and goodwill; accrued expenses; advance payments and deferred revenue; recognition of stock-based compensation; calculation of the warrant and other debt-related liabilities; and contingencies and litigation. The accounting policies for these areas are discussed in this Note and other notes to these consolidated financial statements.

Digital Imagery Revenue — The Company and Predecessor recognize digital imagery revenue from fixed-price contracts, each consisting of an accepted written bid and agreed-upon payment schedule, for the development of digital imagery and image creation for the entertainment and advertising industries. Contracts to provide digital imagery are accounted for in accordance with FASB ASC Subtopic 605-35, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Revenue recognition is initiated when persuasive evidence of an arrangement with a customer is established, which is upon entry by the Company, or the Predecessor, and the customer into a legally enforceable agreement. In accounting for the contracts, the cost-to-cost measures of the percentage-of-completion method of accounting are utilized in accordance with FASB ASC Subtopic 605-35. Under this method, revenues, including estimated earned fees or profits, are recorded as costs are incurred. For all contracts, revenues are calculated based on the percentage of total costs incurred compared to total estimated costs at completion. Contract costs include direct materials, direct labor costs and indirect costs related to contract performance, such as indirect labor, supplies and tools. These costs are included in cost of revenues.

The customer contracts in the digital imagery business represent binding agreements to provide digital effects to the customers’ specifications. The contracts contain subjective standards applicable to the delivered digital effects and objective specifications that relate to the technical format for the digital effects delivered to customers. In all instances, the customer receives complete ownership rights in and to the digital effects as the effort progresses. In the event of a termination of a contract, ownership in the digital effects transfers to the customer, and the Company or Predecessor as the contractor is entitled to receive reimbursement of costs incurred up to that point and a reasonable profit. The contracts contain production schedules setting forth a timeline for production and a final delivery date for the completed digital effects.

Payments for the services are received over the term of the contract, including payments required to be delivered in advance of work to fund a portion of the costs to produce the digital effects. Cash received from customers in excess of costs incurred and gross profit recognized on the related projects are recorded as advance payments. Unbilled receivables represent revenues recognized in excess of amounts billed. The digital effects produced are delivered to the customer at the end of the contract and the customer is not required to deliver the final scheduled payment until receipt and acceptance of the digital effects.

A review of uncompleted contracts is performed on an ongoing basis. Amounts representing contract change orders or claims are included in revenues only when they meet the criteria set forth in FASB ASC Subtopic 605-35. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Changes in estimates of contract sales, costs and profits are recognized in the current period based on the cumulative effect of the

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. A significant change in one or more projects could have a material adverse effect on the consolidated financial position or results of operations.

Royalty Income — Royalty income is recognized as revenue when earned, estimable and collection is reasonably assured, which is generally when royalty statements become available. Royalty income was $112,000, $28,000, $80,000, $155,000, $30,000 and $33,000 during the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 and the three months ended March 31, 2010, respectively. Royalty income is included within Other income in the Company’s consolidated statements of operations.

Grants and Other Financial Assistance from Governmental Entities — The Company is the recipient of government stimulus financing, including cash, donations of land, building and equipment financing and tax incentives from multiple governmental entities. See further disclosure in Note 6.

In recognizing the benefit of grants and other awards into the Company’s consolidated results of operations in accordance with US GAAP, it considers intended use of and restrictions of the awards, the timing of payments, and requirements for the receipt of funds. In addition, factors are considered such as whether or not the incentive is for immediate financial support, or to encourage activities such as hiring and retention of employees, building facilities, or the achievement of other contractual milestones. In doing this, all potential contingencies on the grants, the objectives as stated in the grant agreements and the provisions related to any potential carve-back of grant monies, and its ability meet those requirements, are considered.

Each grant is evaluated to determine the propriety of classification on the statements of operations and balance sheets. Those grants that are substantively reimbursements of specific costs are matched with those costs and recorded as a reduction in expenses. Those benefits that are more general in nature or driven by business performance measures are classified as revenue. As of December 31, 2010 and March 31, 2011, all grants recognized in the consolidated statements of operations have been classified as revenue.

Grants are sometimes received as part of a package of financial or fiscal aids to which a number of conditions are attached. In these instances, revenue is recognized when there is reasonable assurance that the Company will be able to comply with the conditions attaching to the grant and that the grant proceeds will be received. The timing of recognition varies, but is based on a systematic basis over the periods in which the activities for which the grant is intended to compensate are recognized. In order to do this, the Company is required to exercise judgment in the consideration of the expected activities, the grant periods and terms, and the stated objectives of the grant.

In other circumstances, a government grant may be awarded for the purpose of giving immediate financial support to the Company rather than as an incentive to undertake specific activities or expenditures. In these instances, the grant is recognized into the consolidated results of operations when the conditions of receipt are satisfied.

Fair Value Measurements — FASB ASC Subtopic 820-10, Fair Value Measurements, clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosure on fair value measurements. FASB ASC Subtopic 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Subtopic 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB ASC Subtopic 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices for identical assets or liabilities in active markets.
Level 2:	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3:	Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments, including Cash and cash equivalents; Cash, held in trust; Contract receivables; Accounts payable and accrued liabilities; Advance payments and deferred revenue and Contract obligations are carried at amounts that approximate fair value due to the short maturity of such instruments.

Certain non-financial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets, Goodwill and Other intangible assets.

Cash equivalents as well as Cash, held in trust are measured at fair value, using Level 1 inputs.

Warrant and other debt-related liabilities are measured at fair value on a recurring basis using Level 3 inputs. In valuing Warrant and other debt-related liabilities, a combination of valuation techniques is used including the income approach (based on the cash outlays estimated to be paid by the Company) or market approach and allocates the resulting value to various classes of equity using the option pricing method. The value of the warrants is then calculated by multiplying the resulting fair value per share of Common Stock by the number of shares of Common Stock into which the warrants are convertible.

The table presented below summarizes the change in carrying value of Warrants and other debt-related liabilities from the Acquisition Date (October 15, 2009) through December 31, 2009, for the year ended December 31, 2010 and for the three months ended March 31, 2011 (in thousands):

Total Warrant and Other Debt Related Liabilities (Level 3)
Warrant liability measured at Acquisition Date	$9,500
Change in fair value, reflected as interest expense	296
Balance at December 31, 2009	9,796
Put liability recorded as debt discount	512
Preferred stock warrant issued recorded as deferred debt issue costs	917
Preferred stock warrant issued recorded as debt discount	17,915
Preferred stock warrant issued recorded as interest expense	9,571
Common stock conversion warrant issued recorded as interest expense	5,817
Changes in fair value of warrants	5,205
Balance at December 31, 2010	49,733
Changes in fair value of warrants	28,965
Balance at March 31, 2011 (unaudited)	$78,698

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

As of December 31, 2010 and March 31, 2011, the estimated fair value of convertible and other notes payable approximates the carrying value of such notes payable as the interest rate is variable and market-based. The face and paid-in-kind interest amount of the debt at December 31, 2010, December 31, 2009 and March 31, 2011 was $31.0 million, $23.4 million and $30.4 million, respectively. Unamortized debt discount and debt issue costs at these dates were $21.6 million, $6.4 million and $19.1 million, respectively.

Successor March 31, 2011 Assets Measured at Fair Value on a Non-Recurring Basis

The Company utilized the following assumptions for determination of the fair value of Warrant and other-debt related liabilities as of December 31, 2010, December 31, 2009 and March 31, 2011, respectively (as stated, except for Fair value of liability with dollars in thousands):

2010:	Commercial Lender Put Liability	Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 Series A Preferred Stock Conversion Rights Recorded at Average of			Palm Beach Capital Fund 3 Series A Preferred Stock Conversion Rights	Common Stock Conversion Rights	Falcon Notes Bridge Warrants
		Five Year	Seven Year	Ten Year
Fair value of liability	$628	$31,403	$31,758	$32,008	$3,290	$5,480	$3,612
Term in months	24	60	84	120	9	21	12
Risk free interest rate	0.40%	2.01%	27.10%	3.30%	3.30%	0.53%	0.29%
Volatility	53.10%	45.88%	46.92%	50.10%	48.93%	38.40%	33.40%
Dividend rate	—	—	—	—	—	—	—

2009:
Fair value of liability	$4,796
Term in months	12.00
Risk free interest rate	0.5%
Volatility	45.0%
Dividend rate	—

March 31, 2011 (Unaudited)	Commercial Lender Put Liability	Private Equity Funds 1 and 2 Series A Preferred Stock Conversion Rights Recorded at Average of			Private Equity Fund 3 Series A Preferred Stock Conversion Rights	Common Stock Conversion Rights	Falcon Notes Bridge Warrants
		Five Year	Seven Year	Ten Year
Fair value of liability	$1,893	$45,360	$45,360	$45,360	$3,792	$18,572	$4,081
Term in months	18	60	84	120	9	18	12
Risk free interest rate	0.55%	2.24%	2.90%	3.47%	3.21%	0.55%	0.30%
Volatility	52.10%	65.01%	56.65%	55.58%	56.06%	52.10%	34.84%
Dividend rate	—	—	—	—	—	—	—

During 2010, the Company acquired two parcels of land in connection with grants from governmental entities (see Note 6). These parcels of land were valued on May 25, 2010 and September 27, 2010 for $10.5 million and $9.8 million, respectively. The valuations were determined using Level 3 inputs. These amounts are included in Property and equipment-net in the accompanying consolidated balance sheet as of December 31, 2010.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

As of December 31, 2009, Goodwill and intangible assets other than goodwill relate to the acquisition of the Predecessor, which occurred on October 15, 2009. The fair value of Goodwill and intangible assets other than goodwill was deemed to equal the amount recorded at the Acquisition Date given the close proximity of time to the fiscal year end. The fair value measurement of Goodwill and intangible assets other than goodwill is subjective and based on estimates rather than precise calculations. The fair value measurement for Goodwill and intangible assets other than goodwill uses significant unobservable inputs that reflect management’s assumptions about the estimates that market participants would use in measuring fair value including assumptions about risk. A combination of valuation techniques is used, including (i) an income approach, which utilizes a discounted cash flow analysis using the Company’s weighted-average cost of capital rate, and (ii) the market approach, which compares the fair value of the subject company to similar companies that have been sold whose ownership interests are publicly traded.

Cash and Cash Equivalents — Cash and cash equivalents consists of cash on deposit and highly liquid investment securities with an original maturity of three months or less at the time of purchase.

Cash, held in trust consists of proceeds raised under a bond issuance by the city where the Company will locate operations, for the purpose of financing the construction of a building and installation of related equipment and certain associated expenses. The funds were deposited in a construction fund, which is used to fund construction expenses and equipment purchases (see Note 6).

At times, significant amounts of cash and cash equivalents are held at financial institutions that are in excess of federally insured limits, which potentially subjects the Company to concentration of credit risk. The Company has not experienced any losses related to these balances and believes that there is minimal risk.

Restricted Cash — Restricted cash consists of a restricted cash account held by the Company’s Commercial Lender until the debt with that lender is paid in full (see Note 13).

Contract Receivables — Contract receivables consist of amounts due on completed and uncompleted contracts. An allowance is provided for specifically identified uncollectible accounts. No allowances were deemed necessary for any of the periods presented.

Concentration of Credit Risk — Credit is extended to customers based on an evaluation of the customer’s financial condition and collateral is generally not required.

For the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period and the year ended December 31, 2008, different customers accounted for more than ten percent of consolidated revenues. A summary of customers who represent greater than ten percent of consolidated revenues by period is as follows:

	Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Customer A	—	46%	12%	33%
Customer B	49%	40%	33%	18%
Customer C	13%	—	15%	—
Customer D	—	—	19%	—

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

As of December 31, 2010 and December 31, 2009, six customers accounted for the following percentages of contract receivables:

	December 31, 2010	December 31, 2009
Customer I	—	79%
Customer II	—	4%
Customer III	—	5%
Customer IV	36%	—
Customer V	16%	—
Customer VI	13%	—

Deferred Offering Costs — Deferred offering costs consist of legal and accounting fees and printing costs related to the preparation of a planned initial public offering of Common Stock. Deferred offering costs totaling $3.6 million were expensed to operations during 2008 relating to a public offering previously contemplated by the Predecessor that was abandoned.

Deferred offering costs totaling $0.1 million and $0.5 million were capitalized as of December 31, 2010 and March 31, 2011, respectively, related to this public offering and are a component of Other assets in the accompanying consolidated balance sheets. Offering costs of $nil and $0.4 million were expensed for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively, related to this public offering and are a component of Selling, general and administrative expenses in the accompanying consolidated statements of operations.

Property and Equipment — Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is included in Selling, general and administrative expenses.

The estimated useful lives are as follows:

Computer equipment	3 years
Computer software	1 – 6 years
Machinery and equipment	3 – 5 years
Leasehold improvements	2 – 10 years
Office equipment, furniture and fixtures	3 years
Automobiles	3 years

Expenditures for renewals or betterments that materially extend the useful life of an asset or increase its productivity are capitalized. Expenditures for maintenance and repairs that do not extend asset lives or improve productivity are charged to the appropriate expense account as incurred.

Capitalized Film Development Costs — Development costs are accounted for pursuant to FASB ASC Topic 926, Entertainment — Films. The development costs for films, including direct costs, production overhead and interest, are capitalized and amortized using the individual-film-forecast computation method under which such costs are amortized for each project in the ratio that revenue earned in the current period for such project bears to management’s estimate of the ultimate revenues to be realized from all media and markets for such project. Management regularly reviews, and revises when necessary, its ultimate revenue estimates on a project-by-project basis, which may result in a change in the rate of amortization applicable to

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

such project and/or a write-down of the value of such project to estimated fair value. These revisions can result in significant quarter-to-quarter and year-to-year fluctuations in project write-downs and rates of amortization. If a total net loss is projected for a particular project, the associated film costs are written down to estimated fair value. Capitalized film development costs as of December 31, 2010, December 31, 2009 and March 31, 2011 aggregated $0.5 million, $nil and $1.0 million, respectively. This asset is included in Other Assets on the accompanying consolidated balance sheet.

Capitalized Software Costs — Under the provisions of FASB ASC Subtopic 350-40, Internal-Use Software, costs associated with customized internal-use software that have reached the application development stage and meet recoverability tests are capitalized. Such capitalized costs include external direct costs utilized in developing or obtaining the applications, internally developed code, purchased software licenses, implementation costs, programmed enhancements and new releases for certain projects that qualify for capitalization. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and ready for its intended purpose. Capitalized costs related to internally developed software costs are included in computer software within Property and equipment, net.

Goodwill and Acquisition-Related Intangible Assets — The difference between the purchase price and the fair market value of net assets acquired is classified as goodwill. Intangible assets are classified apart from goodwill if the assets have contractual or other legal rights or if the assets can be separated and sold, transferred, licensed, rented or exchanged.

The carrying value of goodwill and intangible assets not subject to amortization are evaluated for impairment as of the first day of the fourth quarter of each calendar year or whenever events or changes in circumstances indicate that the carrying value of goodwill or intangible assets not subject to amortization may not be recoverable. For the evaluation of intangible assets not subject to amortization, the fair value of these intangible assets is compared to their carrying amount. If the carrying amount of these intangible assets exceeds their fair value, an impairment loss would be recognized in an amount equal to that excess.

For the evaluation of goodwill and indefinite-lived assets, the two-step process required by FASB ASC Topic 350, Intangibles — Goodwill and Other, is applied. Reporting units are identified and the carrying value of each reporting unit is determined by assigning the assets and liabilities to those reporting units in order to assess goodwill for impairment. In the first step of a two-step impairment test, the fair value of these reporting units is determined. The Company has determined that in accordance with FASB ASC Topic 280, Segment Reporting, the Company has three reportable segments and two reporting units (which are defined as Feature Films and Commercials). The fair value for each reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of that reporting unit’s goodwill with its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss would be recognized in an amount equal to that excess.

Impairment of Long-Lived Assets — As required by FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets other than goodwill and identifiable intangible assets with indefinite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future cash

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

flows is less than the carrying amount of the asset, in which case a write-down is recorded to reduce the related asset to its estimated fair value.

Deferred Debt Issue Costs — When the net carrying value of debt instruments is zero as a result of recording debt discount and issuance costs, any excess discount and issuance costs are recorded as an asset in deferred debt issue costs and amortized over the life of the related financings using the effective interest method. During the year ended December 31, 2010, the Company recorded $5.4 million of deferred debt issue costs and amortized $0.4 million to interest expense, resulting in a net carrying value of $5.0 million as of December 31, 2010. During the three months ended March 31, 2011, the Company recorded no additional deferred debt issue costs and amortized $0.5 million to interest expense, resulting in a net carrying value of $4.5 million as of March 31, 2011.

Advance Payments — Advance payments represent cash received from customers in excess of costs incurred and gross profit recognized on the related contracts. Billings to customers are in accordance with the terms of the related contract and generally follow a payment schedule.

Deferred Revenue — The receipt of economic benefits from cash, donations of land, and other economic assistance, for which the conditions to recognize earnings into the consolidated results of operations have not been met, are classified as deferred revenue.

Warrant and Other Debt-Related Liabilities — Warrant and other debt-related liabilities represent (i) the fair value of certain conversion features of long-term debt, (ii) a put feature issued to a lender to call the loan under certain circumstances if an Initial Public Transaction (as defined) is completed, and (iii) warrants. Such warrant and other debt-related liabilities were evaluated under the hierarchy of FASB ASC Subtopic 480-10, FASB ASC Paragraph 815-25-1 and FASB ASC Subparagraph 815-10-15-74 addressing embedded derivatives. Certain of the warrants were issued with a feature whereby the holder can put the warrant to the Company for cash. The fair value of such warrants is estimated using the Black-Scholes-Merton option pricing model. The warrant liability is classified in accordance with the FASB Staff Position (FSP) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP No. 150-5”, now incorporated into and superseded by FASB ASC 480-10-25-9 and 25-13, Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets). Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. Subsequent changes in fair value of warrant, debt contingent put features, and other debt-related liabilities are recognized as interest expense or income in the accompanying consolidated statements of operations.

Stock-Based Compensation — The Company has three active stock-based compensation plans (“Stock-Based Compensation Plans”), which are described more fully in Note 16. The Stock-Based Compensation Plans consist primarily of options granted to employees and members of the Company’s Board of Directors for the purchase of Common Stock. Compensation costs for all awards granted are measured at their estimated fair values using the Black-Scholes-Merton option pricing model. The fair value for awards that are expected to vest is then amortized on a straight-line basis over the remaining requisite service period of the award, which is generally the option vesting term. The amount of expense recognized in the consolidated financial statements represents the expense associated with the stock options expected to ultimately vest based upon an estimated rate of forfeitures. Such compensation expense is included as a component of Selling, general and administrative expenses in the accompanying consolidated statement of operations.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

This rate of forfeitures is updated as necessary and any adjustments needed to recognize the fair value of options that actually vest or are forfeited are recorded. The Black-Scholes-Merton option pricing model, used to estimate the fair value of an award, requires the input of subjective assumptions, including the expected volatility of the Company’s Common Stock and an option’s expected life.

Warrants to purchase shares of Common Stock granted by the Company to non-employee service providers are accounted for as compensation for the services rendered in accordance with FASB ASC Subtopic 505-50, Equity-Based Payments to Nonemployees, and as equity in accordance with the provisions of FASB ASC Topic 815, Derivatives and Hedging. The fair value of these warrants is determined using the Black-Scholes-Merton option pricing model.

Income Taxes — In accordance with FASB ASC Topic 740, Income Taxes, deferred income tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is recorded to reduce net deferred income tax assets to amounts that are more likely than not to be realized.

Sales tax amounts due to governmental authorities are collected from customers. These payments are remitted to the appropriate taxing authority and recorded in the consolidated statements of operations on a net basis.

Earnings Per Share — Basic earnings per share is computed based upon the weighted-average number of shares outstanding, including nominal issuances of common stock equivalents, for each period presented. Fully-diluted earnings per share is computed based upon the weighted-average number of shares and dilutive share equivalents outstanding for each period presented. The dilutive effect of lender stock options is computed using the treasury stock method for the 2009 Consolidated Period and the three months ended March 31, 2010. Due to the Successor’s net losses for the year ended December 31, 2010 and the three months ended March 31, 2011, and the Predecessor’s net losses for the 2009 Predecessor Period, the year ended December 31, 2008 and the three months ended March 31, 2010, the inclusion of dilutive common share equivalents in the calculation of diluted earnings per share would be anti-dilutive. These common stock equivalents include stock options and warrants. Thus, the common share equivalents have been excluded from the computation of diluted earnings per share for the year ended December 31, 2010, the 2009 Predecessor Period and the year ended December 31, 2008. The Predecessor applies the provisions of FASB ASC Paragraph 260-10-45, Other Presentation Matters, which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Predecessor’s senior preferred stock issuances are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 15. FASB ASC Paragraph 260-10-45 requires net loss attributable to common stockholders for the period to be allocated to participating securities to the extent that the securities are required to share in the loss. The Predecessor’s senior preferred stock does not have a contractual obligation to share in losses of the Predecessor. As a result, net loss is adjusted for preferred stockholders accretion deemed dividends, and income participation, for purposes of the determination of basic and diluted net loss per share.

During the three months ended March 31, 2011, Digital Domain’s unaudited net income was $1.0 million. In that period, the Company owned 81.0% of the Digital Domain’s common stock. The net income attributable to non-controlling interests was $0.2 million on a basic earnings per share basis. The Company owned 68.6% of Digital Domain’s fully diluted shares. The net income attributable to non-controlling interests was $0.3 million on a fully-diluted basis.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Weighted average number of common shares outstanding used to calculate basic and diluted net loss per common share was the same for the year ended December 31, 2010, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 and the three months ended March 31, 2010, as the impact of all potentially dilutive securities outstanding was anti-dilutive.

The potential dilutive securities outstanding that were excluded from the computation of diluted net loss per share for the following periods, because their inclusion would have had an anti-dilutive effect, are summarized as follows:

	Successor		Predecessor		Successor
	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	(Unaudited)
					For the Three Months Ended
					March 31, 2011	March 31, 2010
Securities
Stock options	2,805,762	—	1,239,263	1,712,478	3,137,499	—
Stock options in subsidiary(a)	—	—	441,000	614,250	—	—
Restricted stock awards (unvested)	—	—	217,860	348,578	—	—
Lender stock options	8,065,980	—	3,079,725	2,196,559	9,531,305	2,157,549
Convertible preferred stock	5,963,041	—	—	166,666	6,266,572	—

(a)	The stock options in subsidiary represented options granted to a subsidiary of Digital Domain.

Segment Reporting — Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s reportable segments are Feature Films, Commercials and Animation. The management approach is used as the conceptual basis for identifying reportable segments and is based on the way that management organizes within the enterprise for making operating decisions, allocating resources, and monitoring performance, which is primarily based on the sources of revenue.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”). This ASU improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity. The amendments in ASU No. 2011-05 require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from OCI to net income, in both net income and OCI. This ASU does not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - (continued)

effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, this ASU does not affect the calculation or reporting of earnings per share. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S.GAAP and IFRSs” (“ASU No. 2011-04”). This ASU amends the wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information about fair value measurements. The amendments in ASU No. 2011-04 achieve the objectives of developing common fair value measurement and disclosure requirements in US GAAP and IFRSs and improving their understandability. Some of the requirements clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU are effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU No. 2010-29”). This ASU clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. ASU No. 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The provisions of ASU No. 2010-29 are effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU No. 2010-28”). This ASU requires a company to modify step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The provisions of ASU No. 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives (“ASU No. 2010-11”). This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. ASU No. 2010-11 specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - (continued)

instrument to another is not subject to bifurcation from a host contract under FASB ASC Paragraph 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. An entity must apply the amended guidance as of the beginning of its first fiscal quarter beginning after June 15, 2010. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements, (“ASU No. 2010-09”), which eliminated the requirement under FASB ASC Topic 855, Subsequent Events (“ASC No. 855”) for SEC registrants to disclose the date through which they have evaluated subsequent events in the financial statements. ASU No. 2010-09 was effective upon issuance. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics (“ASU No. 2010-08”). This update eliminates inconsistencies and outdated provisions in U.S. GAAP and provides needed clarification on others. Amendments within ASU No. 2010-08 that may be applicable to the Company are effective as of the first reporting period beginning after February 2, 2010, the date this ASU was issued. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”), which amends the disclosure guidance with respect to fair value measurements. Specifically, this ASU requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is for disclosure purposes only and will not have any impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification (“ASU No. 2010-02”). This ASU clarifies, but does not change, the scope of current US GAAP. ASU No. 2010-02 clarifies the decrease in ownership provisions of FASB ASC Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FASB ASC Subtopic 810-10. For entities that have already adopted FASB ASC Subtopic 810-10, the guidance is effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. ASU No. 2010-02 should be applied retrospectively to the first period that an entity adopted FASB ASC Subtopic 810-10. The adoption of this guidance will not have an impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies the stock portion of a distribution to stockholders that allows them to elect to receive cash or stock with a limit on the amount

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - (continued)

of cash that will be distributed is not a stock dividend for purposes of applying FASB ASC Topics 505 and 260. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU No. 2009-05”). This ASU applies to all entities that measure liabilities at fair value within the scope of FASB ASC Topic 820. ASU No. 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

•	A valuation technique that uses:
º	The quoted price of the identical liability when traded as an asset.
º	Quoted prices for similar liabilities or similar liabilities when traded as assets.
•	Another valuation technique that is consistent with the principles of FASB ASC Topic 820. An example would be an income approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The amendments in ASU No. 2009-05 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-04, Accounting for Redeemable Equity Instruments — Amendment to Section 480-10-S99 (“ASU No. 2009-04”). ASU No. 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF D-98, Classification and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff’s views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”). ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside permanent equity if they are redeemable 1) at a fixed or determinable price on a fixed or determinable date, 2) at the option of the holder, or 3) upon occurrence of an event that is not solely within the control of the issuer. The Company adopted the provisions of this guidance in its consolidated financial statements.

In June 2009, the FASB issued guidance, codifying US GAAP as the single source of authoritative nongovernmental US GAAP, known as Accounting Standards Codification (“ASC” or the “Codification”). FASB ASC Topic 105, Generally Accepted Accounting Principles, does not change US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All previously existing accounting standards documents were superseded and all other accounting literature not included in the FASB Codification is considered non-authoritative. These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15,

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - (continued)

2009. The Company has adopted these provisions in the accompanying notes to the consolidated financial statements. The adoption of the Codification did not have an impact on the Company’s consolidated financial statements, but does impact its financial reports by eliminating all references to pre-codification standards and replacing them with Codification references.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events, which modifies current guidance in the auditing literature of the American Institute of Certified Public Accountants (“AICPA”) Auditing Standards (“AU”) Section 560, and is effective for interim or annual periods ending after June 15, 2009. The guidance is largely similar to the current guidance in such auditing literature with some exceptions that are not intended to result in significant changes in practice. FASB ASC Topic 855 applies to all entities that prepare financial statements in accordance with US GAAP. It defines subsequent events either as “recognized” or “non-recognized” subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. FASB ASC Topic 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of FASB ASC Topic 855 as of December 31, 2009 and evaluated the impact of material subsequent events through the date the consolidated financial statements were issued.

5. NON-CONTROLLING INTERESTS

Changes in the non-controlling interest amounts of Digital Domain for the year ended December 31, 2010, the 2009 Consolidated Period and the three months ended March 31, 2011 (unaudited) were as follows (in thousands):

Balance at Acquisition Date	$27,272
Net loss of subsidiary attributable to non-controlling interests	(2,703)
Balance at December 31, 2009	24,569
Issuance of common stock to acquire common stock in subsidiary	(298)
Acquisition of common stock in subsidiary	(9,706)
Foreign currency translation loss	(44)
Net loss of subsidiary attributable to non-controlling interests	(2,747)
Balance at December 31, 2010	11,774
Acquisition of common stock in subsidiary	(15)
Foreign currency translation income	15
Net income of subsidiary attributable to non-controlling interests	197
Balance at March 31, 2011 (unaudited)	$11,971

Digital Domain incurred a net loss of $1.0 million and $3.1 million for the year ended December 31, 2010 and the 2009 Consolidated Period, respectively. During the three months ended March 31, 2011, Digital Domain realized net income of $1.0 million. Pursuant to the requirements under FASB ASC Topic 810, Consolidation, the Company allocates Digital Domain’s earnings results to non-controlling interests based on the percentage of Common Stock not owned by the Company. During the year ended December 31, 2010, $2.1 million was allocated to accumulated deficit representing the Company’s proportionate holdings in Digital Domain Common Stock outstanding (an average of 36%), and the remaining 64% of Digital Domain’s net loss, amounting to $2.7 million, was allocated to non-controlling interests. During the period from the Acquisition Date through December 31, 2009, $0.4 million was allocated to Accumulated deficit representing

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

5. NON-CONTROLLING INTERESTS - (continued)

the Company’s proportionate holdings in Digital Domain Common Stock outstanding (an average of 13.2%), and the remaining 86.8% of Digital Domain’s net loss, amounting to $2.7 million, was allocated to non-controlling interests. Intercompany transactions are eliminated in consolidation but impact the net earnings of each of the respective entities and as such affect amounts allocated to non-controlling interests. During the three months ended March 31, 2011, $1.1 million of Digital Domain’s net income was allocated to accumulated deficit representing the Company’s proportionate holdings in Digital Domain Common Stock outstanding (an average of 19.0%), and the remaining 81.0% of Digital Domain’s net income, amounting to $0.2 million, was allocated to non-controlling interests.

6. GRANTS AND TAX INCENTIVES FROM GOVERNMENTAL ENTITIES

In June 2009, the Company was awarded a $20.0 million cash grant from the State of Florida’s Executive Office of the Governor’s Office of Tourism, Trade and Economic Development (“OTTED”) (“State Cash Grant”). In November 2009 and amended on February 22, 2010, the Company entered into a Grant Agreement and a Lease Agreement with the City of Port St. Lucie, Florida (“the City”) calling for the City to provide a $10.0 million cash grant (“City Cash Grant”) and approximately $50.0 million in the form of a land donation and construction financing assistance (the “Building and Land Grant”). These awards were granted as an incentive to locate operations in the State of Florida and specifically in Port St. Lucie, and to incent hiring activities, among other things, both of which will provide economic advantages to the general community. These cash awards will directly support the operations of the Company.

Each grant is evaluated to determine the propriety of classification on the statement of operations and balance sheet. Those grants that are substantively reimbursements of specific costs are matched with those costs and recorded as a reduction in expenses. Those benefits that are more general in nature or driven by business performance measures are classified as revenue. As of December 31, 2010, all grants recognized in the consolidated statement of operations have been general support-type grants and are being classified as revenue.

As of December 31, 2010, a total of $21.5 million had been disbursed to the Company under the grant agreements in the form of cash grants, comprised of $16.0 million from the State Cash Grant, and $5.5 million from the City Cash Grant, (collectively, the “Cash Grants”). At December 31, 2010, $11.4 million of the $21.5 million received was recorded as Deferred grant revenue from governmental agencies as the conditions for recognition into the consolidated results of operations had not been met as of that date.

The Cash Grants from both the State of Florida and the City of Port St. Lucie have been structured to be funded over a 3 to 5 year period as target thresholds of business initiation, capital investment and job creation are met, as discussed in further detail below. The cash grants are not earmarked for any particular purpose, nor restricted in use, and may be used for normal business operations.

The disbursal schedule for the State and City Cash Grants are as follows:

State Cash Grant:

•	The first tranche of $7.0 million was received in September 2009 based on demonstrated local governmental support, executing a site agreement for facility to house employees, and hiring and recruiting of executive management personnel.
•	A second tranche of $5.0 million was received in June 2010 based on continued establishment of an executive team, closure on the site agreement to build a permanent facility, commencement of vertical construction on said facility, and qualified investment of $5.0 million.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

6. GRANTS AND TAX INCENTIVES FROM GOVERNMENTAL ENTITIES - (continued)

•	The third tranche of $4.0 million was received in November 2010 in accordance with the grant agreements. This amount will be recorded as Deferred grant revenue from governmental agencies and amortized in accordance with the grant provisions.
•	The Company received the remaining $4.0 million in April 2011. This amount is recorded as Deferred grant revenue from governmental agencies and will be recognized in accordance with the grant provisions.
•	Recapture penalties exist through December 31, 2018 if a minimum number of employees with minimum salary requirements are not hired and maintained based on established criteria documented in the OTTED agreement and a minimum level of investment activity by December 31, 2014. These recapture penalties stipulate minimum escalating head count targets from 2009 through 2014, and maintaining average head count at minimum salary requirements through December 31, 2018. The Company may, at its discretion, make a one-time election to extend the established deadlines by one year.

City Cash Grant:

•	In December 2009, the first tranche of $3.0 million was received upon the execution of an agreement to lease temporary space in the City of Port St. Lucie, Florida.
•	The second tranche of $2.5 million was received in November 2010 in accordance with the grant agreements. The Company expects to receive two additional tranches of $2.25 million and $2.25 million as it meets pre-established job creation targets. Failure to maintain job targets could result in a $2.0 million penalty to be paid prior to the conveyance of the land and building at the end of the lease term discussed below in “Port St. Lucie Building and Land Grant”.
•	The grant agreement also stipulates that the Company will not relocate its headquarters outside of Port St. Lucie, Florida prior to the 10-year anniversary of the execution of the City Cash Grant. The likelihood of relocating its headquarters outside of Port St. Lucie, Florida was assessed as diminimus.

Government Bond Obligation, Port St. Lucie Building and Land Grant

In connection with the Building and Land Grant discussed above, the City issued bonds of $39.9 million on April 27, 2010 for the purpose of financing the construction of a building and installation of related equipment and certain associated expenses. The funds received under the bond issuance were deposited in a construction fund, which is used to fund construction expenses and equipment purchases. Of these bonds, $21.9 million are issued as Recovery Zone Facility Bonds under the Federal American Recovery and Reinvestment Act of 2009. The interest rates on the bonds range from 2.0% to 6.2%. $31.8 million of the bonds will be provided for building construction and for general equipment purchases, of which $24.9 million is for building construction and $6.9 million is for general equipment purchases.

In addition to funding construction costs and equipment purchases, the bond proceeds will be used to (i) fund a deposit to the reserve fund, (ii) pay capitalized interest on the Series 2010 Bonds until March 1, 2012, and (iii) pay costs of issuance associated with the bonds. The bonds were issued with an original issue discount (“OID”) of $0.7 million and mature in September 2031.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

6. GRANTS AND TAX INCENTIVES FROM GOVERNMENTAL ENTITIES - (continued)

Certain grants contain covenants the Company is required to comply with regarding business initiation, capital investment, student enrollment, minimum employment levels, and maintaining headquarter facilities in certain locations. For these grants the Company recognizes grant revenue as the milestones associated with the grant are met. For 2010 and 2009, the Company was in compliance with the requirements under these grants.

Bond Maturities, Amounts, Interest Rates and Yields
(In Thousands except Percentage Amounts)

$18,040 Lease Revenue Bonds, Taxable Series 2010A				$21,860 Lease Revenue Bonds, Series 2010A (Recovery Zone Facility Bonds)
Maturity (September 1)	Amount	Interest Rate	Yield	Maturity (September 1)	Amount	Interest Rate	Yield
2012	$1,470	2.818%	2.818%	2012	$30	2.000%	2.270%
2013	1,515	3.724%	3.724%	2013	30	2.250%	2.590%
2014	1,570	4.457%	4.457%	2014	35	2.750%	2.960%
2015	1,640	4.757%	4.757%	2015	35	3.000%	3.300%
2016	1,720	5.073%	5.073%	2016	35	3.500%	3.750%
2017	1,805	5.423%	5.423%	2017	35	3.750%	4.040%
2018	1,905	5.840%	5.840%	2018	35	4.000%	4.250%
2019	2,015	5.990%	5.990%	2019	40	4.125%	4.440%
2020	2,135	6.090%	6.090%	2020	40	4.250%	4.600%
2021	2,265	6.190%	6.190%	2021	40	4.250%	4.630%
	$18,040			2022	1,740	4.250%	4.630%
				2023	1,815	4.375%	4.700%
				2024	1,895	4.500%	4.780%
				2025	1,980	4.625%	4.850%
				2031	14,075	5.000%	5.250%
					$21,860

FASB ASC Subparagraph 840-40-15-2 provides that for the construction of government-owned properties subject to a future lease of completed improvements, the Company is considered the owner of the asset under construction per FASB ASC Subparagraph 840-40-55-2 through 55-16. Therefore, in any instance where the Company effectively guarantees the City’s debt, the Company is considered the owner of the construction project during the construction period. Accordingly, the Company has recorded the associated construction in progress. Upon completion of the construction and inception of the lease (see section titled: lease agreement), the Company would be deemed to have entered into a sale-leaseback of the construction project, and will apply the provisions of FASB ASC Subtopic 840-40.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

6. GRANTS AND TAX INCENTIVES FROM GOVERNMENTAL ENTITIES - (continued)

The proceeds from the Bonds have been recorded in Cash, held in trust, and the obligation as Government bond obligation in the accompanying condensed consolidated balance sheet as of December 31, 2010. The funds received under the bond issuance were deposited in the construction fund. Net interest is capitalized in accordance with the terms of FASB ASC Paragraph 835-20-30, which requires that net interest be recorded in relation to the construction-in-process during the construction period. Accordingly, through December 31, 2010 and March 31, 2011, the following activities have been recognized (in thousands):

	Cash Held in Trust	Property & Equipment, net	Government Bond Obligation, net	Accrued Interest on Bonds	Interest Expense
Bond offering	$39,900	$—	$(39,900)	$—	$—
Issuance costs and bond discount	(1,650)	—	1,650	—	—
Construction in progress	(3,408)	3,408	—	—	—
Recognition of interest expense	—	—	—	(57)	57
Capitalized interest, net	—	1,273	—	(1,273)	—
Purchase of property and equipment placed into service	(2,954)	2,954	—	—	—
Amortization of OID and issuance costs	—	51	(51)	—	—
Payment of accrued interest, net	(669)	—	—	669	—
Balance at December 31, 2010	31,219	7,686	(38,301)	(661)	57
Construction in progress	(9,644)	9,644	—	—	—
Recognition of interest expense	—	—	—	(228)	228
Capitalized interest, net	—	263	—	(263)	—
Purchase of property and equipment placed into service	(3,902)	3,902	—	—	—
Amortization of OID and issuance costs	—	19	(19)	—	—
Payment of accrued interest, net	(987)	—	—	987	—
Balance at March 31, 2011 (unaudited)	$16,686	$21,514	$(38,320)	$(165)	$285

Lease Agreement

In January 2010, the Company entered into a lease agreement with the City of Port St. Lucie (the “Lease Agreement”), amended in April 2010, providing for the lease of the aforementioned building and related equipment. The initial lease term begins upon execution of the Lease Agreement and relates to the vacant land during the construction phase of the permanent facilities. Upon completion and occupancy of the permanent facilities, expected to be during the fourth quarter of 2011 or the first quarter of 2012, the Company will begin making lease payments to the City in an amount equal to the debt service of the bond/municipal financing. The building and the related land, with a fair value of $10.5 million, will be conveyed to the Company at the end of the lease term for $1 as long as the Company is not in default of its obligations under the Grant Agreement and the Lease Agreement. In the event of a default, the Company would be obligated to repay the debt service related to the outstanding bond/municipal financing. Expected annual payments will range from $2.8 million to $3.8 million. As of March 31, 2011, $3.7 million is recorded as a current liability

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

6. GRANTS AND TAX INCENTIVES FROM GOVERNMENTAL ENTITIES - (continued)

under government bond obligation, short-term. The land was recorded at fair value as a long-term asset in April 2010, concurrent with the bonds. A deferred land grant was included in Deferred grant revenue from governmental agencies in the consolidated balance sheet in 2010 and was recorded in the same amount, which will be amortized into earnings over the life of the lease.

On November 1, 2010, the Company acquired a 4.102 acre parcel of land adjacent to the above mentioned land donated by the City of Port St. Lucie. The purchase price was $1.0 million, which was reduced by the cost of certain constructed infrastructure, including road and other improvements. The estimated costs associated with these improvements will be paid directly by the City of Port St. Lucie through the Grant Agreement, total $0.7 million. The remaining $0.3 million was funded through short-term borrowings. The land is recorded at cost as a long-term asset, and is included in Property and Equipment — net on the accompanying consolidated balance sheet at December 31, 2010.

West Palm Beach Building and Land Grant

In November 2010, the Company entered into a Grant Agreement and Development Agreement with West Palm Beach Community Redevelopment Agency (“WPBCRA”) to provide $10.0 million in the form of cash, a land donation and $15.0 million in partial take-out financing (the “WPB Building and Land Grant”). The cash grants from WPBCRA have been structured to be funded through December 2014 as certain targets are met for thresholds of business initiation, capital investment and student enrollment. These awards were granted as an incentive to locate certain operations in the City of West Palm Beach, Florida, including the Company’s educational business, to incent hiring activities and provide economic advantages to the general community.

The agreement includes the conveyance of 2.4 acres of land in West Palm Beach, Florida with a fair market value of approximately $9.8 million. The agreement provides for the reversion of this land in the event certain requirements are not complied with relating to the construction of a building for the educational business, among other uses. In addition, in the event that the Company elects not to construct certain additional buildings on the land, the Company has the option of either returning a portion of the land to the City of West Palm Beach, or paying $3.0 million. The land was conveyed in December 2010 and recorded at fair value at that time.

In addition, in April 2011 the Company entered into a Bachelor of Fine Arts Agreement and related agreements (the “BFA Agreements”) with The Florida State University (“FSU”) calling for FSU to provide a Bachelor of Fine Arts degree to students in the Company’s recently founded Digital Domain Institute (“DDI”), a for-profit post-secondary educational institution. The BFA Agreements call for the Company to contribute $3.2 million to FSU to fund certain start-up and other costs and for FSU to provide ongoing consulting services to the Company. The Company recently executed a lease for 8,000 square feet of temporary space adjacent to the DDI property.

In accordance with the WPB Building and Land Grant, the Company received $2.0 million in cash in May 2011.

State of Florida Tax Credits

The Company has received notice from the Florida Governor’s Office of Film and Entertainment that five of its projects have been certified under the State of Florida’s Entertainment Industry Financial Incentive Program, representing a potential total tax credit of $18.0 million. These tax credits are transferable and range from 20% to 25%. As of December 31, 2010, no credits related to this notice have been recognized.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

6. GRANTS AND TAX INCENTIVES FROM GOVERNMENTAL ENTITIES - (continued)

WorkForce Florida Grant

In February 2011, the Company received a grant from WorkForce Florida. This grant provides for a maximum of $380 thousand to be paid to us to train new employees over the two years ending February 2013. Through March 31, 2011, we recognized $68 thousand of revenues from this grant.

7. CONTRACT RECEIVABLES

The following shows the component elements of accounts receivable from contracts as of December 31, 2010 and 2009 and March 31, 2011 (in thousands):

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Costs incurred on uncompleted contracts	$75,783	$9,937	$58,358
Accrued profit on uncompleted contracts	13,701	5,539	17,057
	89,484	15,476	75,415
Less billings to date	(102,858)	(17,231)	(74,206)
Unbilled receivables and advance payments on uncompleted contracts	$(13,374)	$(1,755)	$1,209

Unbilled receivables and advance payments on uncompleted contracts as of December 31, 2010 and 2009 and March 31, 2011 are as follows (in thousands):

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Unbilled receivables	$841	$2,544	$7,428
Advance payments	(14,215)	(4,299)	(6,219)
	$(13,374)	$(1,755)	$1,209

Contract receivables as of December 31, 2010 and 2009 and March 31, 2011 are as follows (in thousands):

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Billed:
Completed contracts	$1,257	$527	$2,598
Contracts in process	308	58	574
Retained	—	35	—
	1,565	620	3,172
Unbilled	841	2,544	7,428
	$2,406	$3,164	$10,600

Within Contract receivables as of December 31, 2010 and 2009 and March 31, 2011 there are amounts billed but not paid by customers pursuant to retainage provisions in long-term contracts that will be due upon completion of the contracts and acceptance by the customer. Costs incurred and accrued profits on uncompleted contracts are comprised of amounts of revenue recognized on contracts for which advance payments have been received at the balance sheet date.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

7. CONTRACT RECEIVABLES - (continued)

In addition to contract receivables, the Company had receivables of $0.2 million at March 31, 2011 related to grant and royalty revenues.

In connection with the acquisition of Digital Domain discussed in Note 2, Contract obligations were recorded in the amount of $7.1 million, which represents the fair value of the obligation to perform services for which cash had been received as of the Acquisition Date. As of December 31, 2009, $1.5 million of this obligation had been amortized into earnings, resulting in a net unamortized balance of $5.5 million. Contract obligations are fully amortized as of December 31, 2010.

8. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010 and 2009 and March 31, 2011 consisted of the following (in thousands):

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Land	$21,330	$—	$21,330
Computer equipment	15,042	7,412	23,523
Computer software	6,915	4,258	9,973
Construction-in-progress	4,732	—	15,084
Leasehold improvements	3,584	2,681	3,182
Machinery and equipment	2,680	879	2,777
Office equipment, furniture and fixtures	2,301	793	3,917
Total property and equipment – cost	56,584	16,023	79,786
Less accumulated depreciation and amortization	(8,689)	(1,401)	(11,396)
Total property and equipment – net	$47,895	$14,622	$68,390

Computer software in the table above includes capitalized costs related to internally developed computer software. For the year ended December 31, 2010, the 2009 Consolidated Period and the three months ended March 31, 2011 (unaudited), these costs amounted to $0.2 million, $0.5 million and $nil, respectively. The gross carrying amount of capitalized costs associated with internally developed computer software as of December 31, 2010 and 2009 and March 31, 2011 (unaudited) amounted to $3.3 million, $3.1 million and $3.3, respectively. As of December 31, 2010 and 2009 and March 31, 2011 (unaudited), the accumulated depreciation on the capitalized costs associated with internally developed computer software was $0.8 million, $0.2 million and $1.0, respectively. The capitalized costs related to internally developed software are being depreciated on a straight-line basis over each asset’s estimated useful life that ranges from three to four years.

As of December 31, 2010 and 2009 and March 31, 2011 (unaudited), the gross carrying amount of property and equipment recorded under capital leases was $4.5 million, $3.4 million and $4.5, respectively. As of these dates, the accumulated depreciation on these leased assets was $2.0 million, $0.3 million and $2.2, respectively.

Depreciation and amortization expense on property and equipment for continuing operations totaled $7.3 million, $1.4 million, $5.2 million, $6.3 million, $2.9 million, and $1.6 million for the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 (unaudited) and the three months ended March 31, 2010 (unaudited), respectively. Depreciation and amortization expense recognized on Property and equipment for

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

8. PROPERTY AND EQUIPMENT - (continued)

the Discontinued Operations, prior to it being classified as held for sale, totaled $nil and $0.2 million for the 2009 Predecessor Period and the year ended December 31, 2008, respectively.

On January 12, 2011, the Company acquired $8.5 million in equipment from an unrelated third party. The Company financed the first installment payment of $2.5 million through the City of Port St. Lucie bond proceeds and paid $2.0 million from its general funds during the three months ended March 31, 2011.The remaining $4.0 million was paid in April 2011 and May 2011 using proceeds from equipment financing transactions (see Note 13).

9. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually and more frequently if events or changes in circumstances indicate the assets may be impaired. The Company determined there were no events or changes in circumstances that indicate that carrying values of Goodwill, indefinite-lived intangible assets, or other intangible assets subject to amortization may not be recoverable as of December 31, 2010 and 2009 and March 31, 2011.

The following table provides information regarding the changes in Goodwill and indefinite-lived intangible assets during the years ended December 31, 2010 and 2009 and March 31, 2011 (in thousands):

	Goodwill	Trademark
Goodwill & intangible assets not subject to amortization:
Balance at Inception Date	$—	$—
Amounts recognized upon acquisition of Digital Domain	15,282	14,800
Balance, December 31, 2009	15,282	14,800
Amounts recognized upon acquisition of In-Three	2,799	610
Balance, December 31, 2010	18,081	15,410
Changes recognized upon acquisitions or impairment	—	—
Balance, March 31, 2011 (unaudited)	$18,081	$15,410

The following tables present information regarding intangible assets with finite lives, all of which were recorded upon the acquisitions of Digital Domain and In-Three, during the years ended December 31, 2010 and 2009 and March 31, 2011 (dollars in thousands):

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Remaining Lives (Months)
Unpatented technology	$25,910	$(3,212)	$22,698	120
Patents	420	—	420	180
Titanic participation rights	1,800	(150)	1,650	165
Customer relationships	300	(25)	275	165
Proprietary software	5,900	(282)	5,618	225
Total	$34,330	$(3,669)	$30,661

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

9. INTANGIBLE ASSETS AND GOODWILL - (continued)

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Remaining Lives (Months)
Unpatented technology	$25,700	$(643)	$25,057	120
Titanic participation rights	1,800	(30)	1,770	180
Customer relationships	300	(5)	295	180
Proprietary software	4,500	(56)	4,444	240
Total	$32,300	$(734)	$31,566

	March 31, 2011 (Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Remaining Lives (Months)
Unpatented technology	$25,910	$(3,860)	$22,050	117
Patents	420	(7)	413	177
Titanic participation rights	1,800	(180)	1,620	162
Customer relationships	300	(30)	270	162
Proprietary software	5,900	(454)	5,446	222
Total	$34,330	$(4,531)	$29,799

Amortization expense from continuing operations for intangible assets with finite lives were $2.9 million, $0.7 million, $nil, $0.1 million, $0.9 million and $0.7 million for the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011, and the three months ended March 31, 2010, respectively. Amortization expense recognized on intangible assets with finite lives for the Discontinued Operations, prior to it being classified as held for sale, was not material for the 2009 Consolidated Period, the 2009 Predecessor Period, and the year ended December 31, 2008.

The estimated future amortization expense as of December 31, 2010 and March 31, 2011 is as follows (in thousands):

	December 31, 2010	March 31, 2011
		(Unaudited)
2011 (remaining 2011 at March 31, 2011)	$3,451	$2,589
2012	3,451	3,451
2013	3,451	3,451
2014	2,984	2,984
2015	2,984	2,984
Thereafter	14,340	14,340
Total	$30,661	$29,799

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2010 and 2009 and March 31, 2011 are summarized as follows (in thousands):

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Accounts payable	$2,639	$1,940	$7,186
Accrued wages and employee benefits	6,032	3,918	5,146
Accrued professional fees	200	298	1,226
Other accrued expenses	4,372	1,849	4,633
	$13,243	$8,005	$18,191

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets (liabilities) as of December 31, 2010 and 2009 are as follows (in thousands):

	December 31, 2010	December 31, 2009
Deferred tax assets:
Accrued liabilities	$1,149	$1,368
State taxes	—	—
Deferred rent	109	114
Deferred revenues	639	639
Stock-based compensation	2,749	1,394
Credit carryforward	131	131
Depreciation	(56)	1,563
Net operating losses	24,795	20,110
Other	158	99
Gross deferred tax assets	29,674	25,418
Valuation allowance	(17,256)	(9,355)
Net deferred tax assets	12,418	16,063
Deferred tax liability:
Discount on notes	—	(1,273)
Amortizable intangible at subsidiary	(12,409)	(14,790)
Amortizable intangible at parent	(305)	(296)
Trademarks with indefinite lives	(5,887)	(5,887)
Total deferred tax liability	(18,601)	(22,246)
Net deferred tax (liability) assets	$(6,183)	$(6,183)
Non-current portion of net deferred tax (liability) assets	$(6,183)	$(6,183)

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

11. INCOME TAXES - (continued)

Income taxes are provided in the accompanying consolidated statement of operations as follows (in thousands):

	Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Current:
Federal	$—	$—	$—	$—
State	11	—	—	—
Total current	11	—	—	—
Deferred:
Federal	13	—	—	—
State	1	—	—	—
Total deferred	14	—	—	—
Total income tax provision	$25	$—	$—	$—

The effective tax rate on pretax income differs from the US federal statutory tax rate for the periods presented as follows:

	Year ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	Nine months ended September 30, 2009	Year ended December 31, 2008
Statutory tax rate	34.0%	34.0%	34.0%	34.0%
Valuation allowance	(14.7)%	18.3%	(21.4)%	(73.9)%
Revenues from governmental entities	2.8%	(51.5)%	—	—
Nondeductible expenses related to governmental entities	(15.0)%	14.7%	—	—
Gain on adjustment of investment to fair value	—	(26.7)%	—	—
Meals and entertainment	—	—	—	(0.2)%
Gifts/penalties	—	—	—	(0.1)%
Change in fair value of warrant liability	(17.4)%	5.7%	(19.3)%	35.6%
Outside basis difference in foreign subsidiary held for sale	—	—	—	7.4%
Other permanent items	—	—	—	—
Other – net	10.3%	5.5%	6.7%	(2.8)%
Effective tax rate	—%	—%	—%	—%

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

11. INCOME TAXES - (continued)

During the three months ended March 31, 2011, the Company recognized income tax expense of $0.3 million. This provision was based on the pre-tax income of the Company’s Canadian operations at the Canadian effective tax rate of 28.5%. Absent this recognition, the Company recognized no other income tax benefit or provision. The effective tax rate differs from the statutory rate primarily due to non-deductible expenses related to governmental entities and the change in the fair value of warrant liabilities. The Company reduces its deferred tax asset resulting from future tax benefits by a valuation allowance based upon management’s conclusion that the ultimate future realization of its excess deferred tax assets is not more likely than not.

As required by FASB ASC Topic 740, for each reporting period, management evaluates the positive and negative evidence bearing upon the realizability of its deferred tax assets and establishes a valuation allowance for deferred tax assets if it is more likely than not that such assets will not be realized. For the year ended December 31, 2010 and the 2009 Consolidated Period, a valuation allowance was maintained against substantially all deferred tax assets primarily due to the trend in cumulative historical and anticipated losses. During the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period and the year ended December 31, 2008, the valuation allowance increased by $7.9 million, $1.0 million, $5.6 million and $10.4 million, respectively.

At December 31, 2010 and 2009, federal and state net operating loss carryforwards (“NOLs”) totaled approximately $63.0 million and $60.8 million, respectively. These federal and state net operating loss carryforwards will begin expiring in the year 2021 and 2012, respectively.

As previously discussed, Digital Domain was acquired by the Company in 2009 (see Note 2). Under Internal Revenue Code Section 382, a change of control occurred for income tax purposes on October 15, 2009. Accordingly, the Company’s ability to use Digital Domain’s pre-acquisition net operating loss carryforwards and other pre-acquisition tax attributes to offset its post-acquisition income is limited.

Digital Domain’s usage of net operating loss carryforwards is limited by an ownership change that occurred in 2006. Pursuant to Section 382, Digital Domain’s annual Section 382 limitation is $0.6 million with respect to net operating losses generated prior to the ownership change in 2006.

Interest on uncertain tax positions is recognized in interest expense and penalties in Selling, general and administrative expenses. For the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period and the year ended December 31, 2008, no such interest and penalties had been incurred.

The Company files income tax returns in the US federal jurisdiction and various state jurisdictions. The Company and Digital Domain will file consolidated tax returns for the year ended December 31, 2010; separate tax returns were filed for 2009. A tax return may be audited anytime within three years for Federal returns and four years for California returns from the later of the due date or the filing date. The open tax years on each of the returns subject to examination are for the years ended December 31, 2007 to 2009 for Federal returns and for the years ended December 31, 2006 to 2009 for California returns.

12. COMMITMENTS AND CONTINGENCIES

Capital and Operating Leases — The Company is obligated under capital equipment leases and various operating leases for certain premises and computer equipment. The majority of these leases require that the Company perform all necessary repairs and maintenance, provide insurance, and pay taxes assessed against the leased property. The terms of the leases range from one to six years, and some of them have renewal options and purchase options. In addition, the production facility and office space leases provide for rent

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

12. COMMITMENTS AND CONTINGENCIES - (continued)

adjustment increases. The accompanying consolidated statement of operations reflects rent expense on a straight-line basis over the term of the lease. Obligations of $0.3 million representing future payments in excess of rent expense are reflected in the accompanying consolidated balance sheet as of December 31, 2010.

Future minimum payments under capital and operating leases at December 31, 2010 are as follows (in thousands):

	December 31, 2010
	Capital Leases	Operating Leases
2011	$1,000	$3,410
2012	1,193	1,895
2013	162	1,425
2014	—	31
2015	—	16
Thereafter	—	—
Total minimum lease payments	$2,355	$6,777

Rent expense under the operating leases for the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011, and the three months ended March 31, 2010 was $4.1 million, $0.7 million, $2.6 million, $2.4 million, $1.1 million and $0.7 million, respectively.

Litigation

C. Bradley Call v. Digital Domain Productions, Inc. et al; Digital Domain Productions, Inc. v. C. Bradley Call

On October 16, 2006, Digital Domain filed a lawsuit in the Los Angeles Superior Court against C. Bradley Call, Digital Domain Productions’ former President and Chief Operating Officer, asserting claims arising from certain acts and omissions of Mr. Call that are alleged to have damaged Digital Domain and Digital Domain Productions. On the same day, Mr. Call filed a lawsuit in the Los Angeles Superior Court against Digital Domain, Digital Domain Productions and each of Carl Stork (former Chief Executive Officer and Board member of Digital Domain), John C. Textor (former Co-chairman and current Chairman of Digital Domain, and Chairman and Chief Executive Officer of the Company), and Jonathan Teaford (former President, Vice President and Secretary of Digital Domain, current Board member of Digital Domain, and President and Board member of the Company). Mr. Call’s complaint alleged causes of action relating to Digital Domain’s termination of Mr. Call’s employment, including claims for breach of contract, common law and securities fraud, unfair business practices and violations of the California Labor Code and the California Fair Housing and Employment Act. On April 10, 2007, Digital Domain Productions filed a cross-complaint in Mr. Call’s action seeking damages and specific performance from Mr. Call in connection with his alleged wrongful retention and misuse of certain confidential documents and other information that he obtained during his employment.

On July 15, 2008, the court granted Digital Domain’s summary judgment motion, dismissing certain claims, including the securities fraud and unfair business practice claims. The trial for the claims of both sides commenced on June 22, 2009. On July 2, 2009, the jury ruled against Mr. Call’s claims of fraud but in his favor against Digital Domain for breach of contract and wrongful termination. The jury ruled in favor of Digital Domain in its claims of misuse of confidential documents. The amount of the ruling against Digital Domain was $2.0 million. Digital Domain settled with Mr. Call for $2.0 million, which was recorded as a liability as of December 31, 2009 and as a Selling, general and administrative expense during the 2009 Predecessor Period.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

12. COMMITMENTS AND CONTINGENCIES - (continued)

On November 2, 2009, Digital Domain Productions entered into an agreement with Mr. Call and the Company under which Mr. Call agreed to assign his rights in the judgment to the Company in exchange for a payment of $2.0 million from the Company and certain other terms including a mutual release of all claims between the parties. During the fourth quarter of 2009, Digital Domain Productions paid Mr. Call $0.7 million in partial satisfaction of the judgment. The Company paid $1.3 million to Mr. Call during the fourth quarter of 2009 and subsequently agreed to stay enforcement of the judgment indefinitely. As of December 31, 2010, enforcement of the judgment remains stayed. Mr. Call has no further rights in the judgment and any other claims that he reasonably could have asserted against Digital Domain Productions are now barred under the legal doctrine of collateral estoppel or by the statute of limitations.

Wyndcrest DD Florida, Inc., et al adv. Carl Stork.  On March 29, 2010, the Company (under its former name “Wyndcrest DD Florida, Inc.”) sued former Digital Domain Chief Executive Officer and director Carl Stork in Brevard County Florida Circuit Court to enforce a February 2010 stock purchase agreement pursuant to which the Company purchased Mr. Stork’s Digital Domain shares. The case was voluntarily dismissed on December 16, 2010. On September 8, 2010, Mr. Stork filed suit against the Company in Los Angeles County Superior Court seeking rescission of the agreement and compensatory and punitive damages. The case was removed to the United States District Court for the Central District of California. Mr. Stork has been paid the purchase price in full under the agreement. The Company is vigorously defending against the claims. The case is in discovery, with trial set for December 2011. The Company cannot at this time determine the likelihood of an adverse judgment or estimate a range of probable or reasonably possible damages in the event of an adverse judgment, and, accordingly, has not recorded any accrual for probable losses in connection with this action.

JK-DD, LLC and Jeffrey Kukes v. John C. Textor, et al.  On August 12, 2010 the plaintiffs, who are stockholders of Digital Domain, filed suit against the defendants in Palm Beach County, Florida, Circuit Court seeking rescission of a 2007 settlement agreement that resolved a prior partnership dispute between Mr. Kukes and Mr. Textor pursuant to which the plaintiffs obtained their shares of Digital Domain common stock. The plaintiffs also seek damages for alleged dilution of the value of such shares. The defendants believe the Complaint is an attempt to reverse a valid, binding settlement agreement and are aggressively defending against the claims. On September 27, 2010, the defendants filed a motion to dismiss the plaintiffs’ claims. The plaintiffs subsequently dismissed two of the three counts in their original complaint, mailed defendants a draft amended complaint naming the Company as a defendant, and filed a separate new action against Mr. Textor and his wife, individually. The plaintiffs’ draft amended complaint has not been filed as the parties are engaged in settlement negotiations. Both cases are in discovery, with no trial date having been set in either case. The ultimate outcome of these cases is presently not determinable. As neither the Company nor any of its subsidiaries has been named as a defendant in either of the pending cases, the Company has not recorded any accrual for probable losses in connection therewith.

In-Three Litigation

On April 21, 2011, a complaint was filed in Ventura Superior Court by 4580 Thousand Oaks Boulevard Corporation naming In-Three, Digital Domain Productions, and the Company as defendants. The Complaint seeks $4.6 million in damages for In-Three’s abandonment of its lease premises. The Plaintiff dismissed Digital Domain Productions and the Company as defendants on June 24, 2011. See Notes 2, 19 and 21 for disclosures related to the acquisition of In-Three, related party transaction and subsequent events, respectively.

Other — The Company is involved from time to time in routine litigation arising in the ordinary course of conducting its business. In the opinion of management, none of this pending routine litigation will have a material adverse effect on the consolidated financial condition or results of operations.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS

Summaries of notes payable as of December 31, 2010 and 2009 and March 31, 2011 are as follows (in thousands):

	Convertible Notes Payable, December 31, 2010
	Palm Beach Capital Fund 1 Convertible Note Payable	Palm Beach Capital Fund 2 Convertible Note Payable	Palm Beach Capital Fund 3 Convertible Note Payable	Total
Face amount	$9,715	$6,000	$2,200	$17,915
Unamortized discount	(8,984)	(5,800)	(2,200)	(16,984)
Net convertible notes payable	731	200	—	931
Less current portion	—	—	—	—
Long-term portion	$731	$200	$—	$931

	Notes Payable, December 31, 2010
	Commercial Lender Note Payable	Other Notes Payable	Total	Total Debt December 31, 2010
Face amount	$12,000	$1,054	$13,054	$30,969
Unamortized discount	(4,627)	—	(4,627)	(21,611)
Net notes payable	7,373	1,054	8,427	9,358
Less current portion	—	(1,054)	(1,054)	(1,054)
Long-term portion	$7,373	$—	$7,373	$8,304

	December 31, 2009
	Commercial Lender Note Payable	Falcon Notes	Total
Face amount	$14,000	$8,487	$22,487
Paid-in-kind interest	—	961	961
Unamortized discount	(6,046)	(288)	(6,334)
Unamortized issuance costs	(50)	—	(50)
Net debt	7,904	9,160	17,064
Less current portion	—	(6,423)	(6,423)
Long-term portion	$7,904	$2,737	$10,641

	Convertible Notes Payable, March 31, 2011 (Unaudited)
	Palm Beach Capital Fund 1 Convertible Note Payable	Palm Beach Capital Fund 2 Convertible Note Payable	Palm Beach Capital Fund 3 Convertible Note Payable	Total
Face amount	$9,715	$6,000	$2,200	$17,915
Unamortized discount	(8,000)	(5,164)	(1,959)	(15,123)
Net convertible notes payable	1,715	836	241	2,792
Less current portion	—	—	—	—
Long-term portion	$1,715	$836	$241	$2,792

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

	Notes Payable, March 31, 2011 (Unaudited)
	Commercial Lender Note Payable	Other Notes Payable	Total	Total Debt March 31, 2011
Face amount	$12,000	$500	$12,500	$30,415
Unamortized discount	(4,025)	—	(4,025)	(19,148)
Net notes payable	7,975	500	8,475	11,267
Less current portion	—	(500)	(500)	(500)
Long-term portion	$7,975	$—	$7,975	$10,767

Principal maturities of debt at December 31, 2010 and March 31, 2011 are as follows (in thousands):

	December 31, 2010	March 31, 2011
		(Unaudited)
2011 (remaining 2011 at March 31, 2011)	$1,054	$500
2012	29,915	29,915
Total face amount	30,969	30,415
Less amounts representing debt discount	(21,611)	(19,148)
Net debt	$9,358	$11,267

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

The changes in net debt for the years ended December 31, 2010 and 2009 and the three months ended March 31, 2011 are as follows (in thousands):

	Commercial Lender Note Payable	Palm Beach Capital Fund 1 Convertible Note Payable	Palm Beach Capital Fund 2 Convertible Note Payable	Palm Beach Capital Fund 3 Convertible Note Payable	Falcon Notes	Other Notes Payable	Total
Balance at Inception Date of January 7, 2009	$—	$—	$—	$—	$—	$—	$—
New borrowings	14,000	—	—	—	—	—	14,000
Recognition of discount and deferred issue costs	(6,650)	—	—	—	—	—	(6,650)
Net debt of Digital Domain acquired	—	—	—	—	8,973	—	8,973
Capitalized interest	—	—	—	—	97	—	97
Amortization of discount and deferred issue costs	554	—	—	—	90	—	644
Net debt, December 31, 2009	7,904	—	—	—	9,160	—	17,064
New borrowings	2,000	10,215	6,000	2,200	—	2,900	23,315
Repayments	(4,000)	(500)	—	—	(9,718)	(1,846)	(16,064)
Debt extinguishments	10,157	—	—	—	—	—	10,157
Recognition of discount and deferred issue costs	(10,157)	(9,715)	(6,000)	(2,200)	—	—	(28,072)
Amortization of discount and deferred issue costs	1,857	731	200	—	289	—	3,077
Capitalized interest	—	—	—	—	269	—	269
Recognition of Commercial Lender Put	(512)	—	—	—	—	—	(512)
Amortization of Commercial Lender Put	124	—	—	—	—	—	124
Net debt, December 31, 2010	7,373	731	200	—	—	1,054	9,358
Repayments	—	—	—	—	—	(554)	(554)
Amoritization of discounts	466	984	636	241	—	—	2,327
Amoritization of Commercial Lender Put	136	—	—	—	—	—	136
Net debt, March 31, 2011 (unaudited)	$7,975	$1,715	$836	$241	$—	$500	$11,267

Secured Promissory Note (“Lender Note”) — On September 30, 2009, the Company entered into a $12.0 million secured promissory note agreement with a commercial lender (the “Commercial Lender”). On October 14, 2009, this loan agreement was amended (the “Loan Agreement”) to increase the promissory note to $14.0 million (the “Secured Promissory Note”). Under the terms of the Loan Agreement, the proceeds were specifically designated to be used towards (i) the purchase of Common Stock of Digital Domain directly from the Company’s Chairman and Chief Executive Officer (see Note 2), (ii) the purchase of Series C Preferred Stock from Digital Domain representing a 51% interest in Digital Domain (see Note 2) and to acquire the rights to the Titanic Agreement (see Note 2), and (iii) to fund the cash collateral account described below. Our Chairman and Chief Executive Officer guaranteed this loan (see Note 19). In connection with the Loan Agreement, the Company issued the Commercial Lender an option (the “Lender Stock Option”) to purchase 2,157,549 shares of common stock, $0.01 par value. See Note 14 for further disclosure regarding the terms of the Lender Stock Option.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

The gross cash proceeds from the transaction amounted to $14.0 million. Expenses for this financing transaction amounted to $0.1 million, resulting in net proceeds to the Company of $13.9 million. The allocation of the proceeds of the Secured Promissory Note was based on the fair values of the debt and Lender Stock Option at the time of issuance, resulting in the assigned value of $7.4 million for the Secured Promissory Note and $6.6 million for the value of the Lender Stock Option, which was treated as a debt discount. Additionally, issuance costs of $0.1 million allocated to the Secured Promissory Note were deferred and recorded as a reduction of the carrying amount of the Secured Promissory Note. The discount and issuance costs are being amortized over the term of the Secured Promissory Note (including the optional extension periods as described below) using the effective interest method.

The Secured Promissory Note (i) has an interest rate of the greater of 6.5% per annum or a floating rate of interest equal to the prime rate plus 200 basis points (5.25% at December 31, 2010 and 2009, respectively); (ii) requires monthly interest payments in arrears; and (iii) was due on September 29, 2010; however, the Company could extend the due date by two additional 364-day periods provided that no event of default (as defined) has occurred and has not been cured. The balance due under the Secured Promissory Note can be prepaid at any time without penalty or premium. Pursuant to FASB ASC Topic 470, Debt, the Secured Promissory Note has been recorded as long-term debt since the terms of the Loan Agreement allow for the extension of, and management intends to extend, the due date by the two additional 364-day periods.

The Secured Promissory Note was originally collateralized by (i) substantially all of the assets of the Company, with the exception of real property owned or acquired, including real property that may be owned or acquired in connection with the grant agreements with the State of Florida and the City of Port St. Lucie (see Note 6); (ii) the shares of Digital Domain Common Stock purchased by the Company with the proceeds received under the Loan Agreement as discussed above; (iii) the shares of Digital Domain Series C Preferred Stock purchased by the Company with the proceeds received under the Loan Agreement discussed above; and (iv) 3.6 million shares of Common Stock of the Company owned by the Company’s Chairman and Chief Executive Officer. As discussed below, the collateral was modified in connection with the Private Equity Financing.

The Loan Agreement has a cash collateral covenant, as amended, whereby an interest-bearing restricted cash reserve balance of $0.9 million is maintained in an account held by the Commercial Lender recorded separately on the consolidated balance sheet. Additionally, the Commercial Lender has a right to receive any interest, dividends, payments or distributions made upon or with respect to the Digital Domain Common Stock and Series C Preferred Stock purchased by the Company from the proceeds of the Secured Promissory Note, which shall be deposited into a trust account held at and for the benefit of the Commercial Lender, until the Secured Promissory Note is paid in full. In the event of default (as defined) under the Loan Agreement, the Commercial Lender shall have the voting rights with respect to such shares. Upon receipt of additional loans in an amount equal to or in excess of $1.7 million, all of the funds then held in the cash reserve account were released upon the repayment of the Falcon Notes in November 2010 (see discussion of Falcon repayment below). The Company shall thereafter cause 20% of all further proceeds of additional equity investments in the Company to be deposited into the cash reserve account until it equals $1.0 million.

Modification of Loan with the Commercial Lender — On March 31, 2010, the Loan Agreement was modified and the principal balance was increased by $2.0 million, bringing the principal balance of the loan to $16.0 million (the “Replacement Note”). The proceeds of this modification were used primarily to acquire 666,667 shares of Series C Preferred Stock of Digital Domain on April 1, 2010 (see Note 15 for discussion of this purchase). The cash collateral pledge agreement was also modified to require any monies received from

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

the Titanic Agreement to be deposited in the collateral account held at the Commercial Lender. The modification also required a $4.0 million principal installment to be paid on September 30, 2010, which was paid on that date. All other material terms of the loan with the Commercial Lender were unchanged. The Company’s Chairman and Chief Executive Officer provided a personal guaranty related to the increased loan amount. Additionally, the Replacement Note is secured by the shares of the Digital Domain Series C Preferred Stock purchased on March 31, 2010. In consideration for the personal guaranty, the Company paid in cash to its Chairman and Chief Executive Officer 7% of the increased loan amount ($140,000) (see Note 19 for discussion of related parties), which was recorded as interest expense.

Pursuant to the requirements of FASB ASC Subparagraph 470-50-40-13, the modification on March 31, 2010 was accounted for as a debt extinguishment since the present value of the future cash flows under the modified terms (the “fair value”) of the loan varied in excess of 10% of the carrying amount (net of unamortized debt issuance costs) of the loan. The amortization of the unamortized debt discount and issuance costs aggregating to $5.9 million as of that date was accelerated, which was recorded as Loss on debt extinguishment. A new discount for $5.9 million was established using the Company’s estimated cost of capital of 34% to adjust the loan amount to fair value, which was recorded as a reduction of the Loss on debt extinguishment. Therefore, there was no net gain or loss from the debt extinguishment. The discount is being amortized over the term of the Secured Promissory Note (including the optional extension periods as described above) using the effective interest method.

Warrants Issued to Potential Lenders and Business Partners — In February of 2010, warrants were issued to two third parties to purchase an aggregate of 283,012 shares of the Company’s Common Stock, $0.01 par value. The warrants are subject to anti-dilution provisions. The fair value of the warrants at date of issue was $1.6 million, which was recorded as interest expense and Additional paid in capital. The Company utilized the Black-Scholes-Merton option pricing model to determine the fair value of these warrants, which used the following assumptions: term of 4.63 years, risk-free rate of return of 2.28%, volatility of 45.0% and no dividends. The underlying terms of the warrants are discussed in Note 14.

Private Equity Financing — On September 30, 2010, the Company entered into an Amended and Restated Convertible Loan Agreement (“Amended Agreement”) with the Commercial Lender and an affiliate of Palm Beach Capital (the “Palm Beach Capital Fund 1”). The Amended Agreement allowed for a maximum financing of $15.0 million through December 31, 2010 from Palm Beach Capital Fund 1 and $12.0 million from the Commercial Lender. On September 30, 2010, the Company borrowed $7.0 million from Palm Beach Capital Fund 1 in the form of Secured Convertible Promissory Notes (discussed below). The proceeds of this borrowing were used to pay the $4.0 million principal installment due on September 30, 2010 under the loan with the Commercial Lender as discussed above. Additional uses of the proceeds included a $2.0 million quarterly principal installment due under the Falcon Notes (see below) paid on October 1, 2010. The remaining proceeds were used to pay the expenses of the Amended Agreement aggregating $0.5 million and for general corporate purposes. These loans were guaranteed by the Company’s Chairman and Chief Executive Officer, who was also granted a warrant to purchase 839,105 shares of Common Stock pursuant to the 2010 Stock Plan (see Note 16) in exchange for this guarantee. The guarantee, valued at $3.8 million, was classified as Deferred debt issuance costs and Additional paid-in-capital is being amortized to interest expense over the remaining term of the Amended Agreement (including the optional extension period as described below) using the effective interest method. The Company utilized the Black-Scholes-Merton option pricing model to determine the fair value of this warrant, which used the following assumptions: term of 10 years, risk-free rate of return of 2.53%, volatility of 51.67% and no dividends. During February and March 2011, the Company’s

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

Chairman and Chief Executive Officer exercised the warrant and was issued 839,105 shares of the Company’s Common Stock. The underlying terms of the warrant are discussed in Note 14 and the related party transaction is disclosed in Note 19.

As contemplated by the Amended Agreement, on November 24, 2010, an additional $2.7 million was funded by Palm Beach Capital Fund 1 and $6.0 million was funded by another private equity lender (“Palm Beach Capital Fund 2”). The terms of these borrowings are consistent with the loan described above for Palm Beach Capital Fund 1, including conversion rights, purchase options and granting of warrants. The percentage of the warrants for Palm Beach Capital Fund 1 increased due to the additional financing in accordance with the formula discussed above. Palm Beach Capital Fund 1 also received additional warrants as a fee for assisting in the financing with Palm Beach Capital Fund 2. The Company utilized $2.7 million of the proceeds to repay in full amounts due under the Falcon Notes (see below) and the remainder for general corporate purposes.

A provision included in the Amended Agreement permits the Commercial Lender to call its portion of the loan upon the completion of an Initial Public Offering that results in market capitalization of at least $100.0 million and net proceeds of at least $40.0 million (the “Commercial Lender Put”). The initial fair value of the Commercial Lender Put as of September 30, 2010 was $0.5 million and is based on the difference between the fair value of the debt with and without the Commercial Lender Put. This amount was recorded as additional discount and a warrant and other debt-related liability as of that date in anticipation of an initial public offering in the near term. The debt issuance costs are amortized to interest expense. The put liability has been adjusted to fair value each reporting period as described in Note 3.

The loans with the Commercial Lender, Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 (i) have an interest rate at the greater of 6.5% per annum or a floating rate of interest equal to the prime rate plus 200 basis points (5.25% at December 31, 2010); (ii) requires monthly interest payments in arrears; and (iii) are due on September 29, 2011; however, the Company may extend the due date by an additional 364-day period provided that no event of default (as defined) has occurred and has not been cured. The balances due Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 can be prepaid at any time without penalty or premium. Pursuant to FASB ASC Topic 470, Debt, these loans were recorded as long-term debt since the terms of the Amended Agreement allow for the extension of, and management intends to extend, the due date by the additional 364-day period.

The loans with Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 were issued through the sale of convertible notes (the “Convertible Notes”). Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 have the right to convert all or a portion of the unpaid amount of the Convertible Notes into shares of Common Stock of the Company at any time prior to the termination date of the loan. The number of common shares into which the Convertible Notes are convertible is equal to the product of an amount equal to the number of shares of the diluted Common Stock deemed outstanding on the date of conversion multiplied by a fraction. The numerator of this fraction is the aggregate unpaid amount of the Convertible Notes being converted and the denominator of which is the sum of $100.0 million plus the aggregate unpaid amount of the Convertible Note being converted (the “Conversion Feature”). On December 31, 2010, these convertible fractions were 8.9% and 5.7% for Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2, respectively.

If all or any portion of the loans with Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 are prepaid (the “Prepaid Amount”) and if Palm Beach Capital Fund 1 or Palm Beach Capital Fund 2 have not exercised their conversion rights as discussed above prior to the prepayment, Palm Beach Capital Fund 1 or Palm Beach Capital Fund 2 will receive an option to acquire that number of shares into which the prepaid portion of the loan would have been convertible with an exercise price equal to the Prepaid Amount.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

The Convertible Notes, the early prepayment features, the underlying debt agreements and the Conversion Features were evaluated under the hierarchy of FASB ASC Subtopic 480-10, FASB ASC Paragraph 815-25-1 and FASB ASC Subparagraph 815-10-15-74, addressing embedded derivatives. As the Conversion Feature survives any prepayment of debt until the end of the loan term in September 2012 and effectively would allow the holder to convert all debt, whether prepaid or not, at the holder’s option, these arrangements were viewed as debt with a Conversion Feature akin to a warrant. Accordingly, the Conversion Feature was bifurcated at inception and recorded at a fair value of $5.4 million. As the Convertible Notes were fully discounted (see below), the entire amount was recorded as interest expense and classified as Warrant and other debt-related liabilities. The bifurcated instrument is adjusted to fair value each reported period as described in Note 3.

As part of the incentive for Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 to enter into these loans, these funds were also granted warrants in addition to the Conversion Feature. These warrants allow these funds to purchase shares of Series A Preferred Stock equal to a percentage of the diluted Common Stock deemed outstanding on the date of any exercise of the warrant at a purchase price of $0.01 per share. The amount of the shares of Series A Preferred Stock issuable upon exercise of the warrant is determined by subtracting the amount of the diluted Common Stock deemed outstanding from the result of dividing the amount of the diluted Common Stock deemed outstanding on the date of exercise by the sum of one minus the Funded Percentage. This Funded Percentage for Palm Beach Capital Fund 1 is defined as 8.5% plus 1.2% for each $1.0 million funded by Palm Beach Capital Fund 1 subsequent to October 1, 2010. The Funded Percentage for Palm Beach Capital Fund 1 as of December 31, 2010 was 11.8%, which would have resulted in 3,513,049 shares of Common Stock if the warrant had been exercised on that date. The Funded Percentage for Palm Beach Capital Fund 2 as of December 31, 2010 was 6.5%, which would have resulted in 1,936,091 shares of Common Stock if the warrant had been exercised on that date. The underlying terms of the warrant are discussed in Note 14.

The gross cash proceeds from the loans with Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 amounted to $15.7 million. Expenses for these financing transactions amounted to $0.6 million, resulting in net proceeds to the Company of $15.1 million. The fair value of the warrants issued to Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 aggregated $30.5 million, which were recorded as warrant liabilities. Of this amount, $15.7 was recognized as debt discounts and $0.9 million was recognized as deferred debt issue costs, both of which are being amortized over the term of the Secured Promissory Note (including the optional extension period as described above) using the effective interest method. The remaining $13.9 million was recognized as interest expense. The warrant liabilities will be adjusted to fair value each reporting period as described in Note 3.

The loans with the Commercial Lender, Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 are collateralized by all assets now or hereafter owned by the Company, with the exception of real property owned or acquired by the Company in connection with the grant agreements with the State of Florida and grant agreements with local authorities.

On December 30, 2010, the Company entered into a Junior Convertible Promissory Note and Option Agreement (the “Junior Debt”) with Palm Beach Capital Fund 3, a private equity lender, for $4.2 million. On that date, $2.2 million was funded. This loan bears interest at 8% and is due September 30, 2012. The Junior Debt has conversion rights, purchase options and granting of warrants provisions similar in nature to the lending agreements discussed above, except the Junior Debt is convertible into Common Stock at a $200.0

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

million valuation, as defined. Palm Beach Capital Fund 3 received a warrant to purchase 570,996 shares of the Company’s common stock and has the right to convert the debt into 342,598 shares of common stock.

On that date, Palm Beach Capital Fund 3 entered into a Subordination Agreement with the Commercial Lender, Palm Beach Capital Fund 1 and Palm Beach Capital Fund 2 (the “Senior Lenders”) whereby these parties agreed that the Junior Debt is subordinate to the loans with the Senior Lenders. The percentage of warrants and conversion options for the Senior Lenders increased with the borrowing from Palm Beach Capital Fund 3 in accordance with the provisions of the agreements with the Senior Lenders.

The gross proceeds of the loan with Palm Beach Capital Fund 3 were $2.2 million. Expenses of this borrowing amounted to $0.1 million, resulting in net proceeds to the Company of $2.1 million. The fair value of the warrants issued to Palm Beach Capital Fund 3 aggregated $3.3 million, which was recorded as a warrant liability. Of this amount, $2.2 was recognized as a debt discount, which is being amortized to the termination date of June 30, 2011 using the effective interest method. The remaining $1.1 million was recognized as interest expense. The warrant liabilities will be adjusted to fair value each reporting period as described in Note 3.

Concurrently with this borrowing, Palm Beach Capital Fund 3 paid $0.2 million to the Company’s Chairman and Chief Executive Officer for an option to purchase 509,156 shares of the Company’s common stock owned by this individual. Additionally, Palm Beach Capital Fund 3 paid $0.1 million to the Company’s President and Chief Financial Officer for an option to purchase 169,719 shares of the Company’s common stock owned by this individual. Palm Beach Capital Fund 3 exercised these options subsequent to December 31, 2010 at a weighted average exercise price of $2.21 per share.

In connection with the private equity borrowing, the Company issued 375,000 additional warrants to the Commercial Lender to purchase shares of the Company’s common stock. The Company utilized the Black-Scholes-Merton option pricing model to determine the fair value of these warrants, which used the following assumptions: term of 4.63 years, risk-free rate of return of 2.28%, volatility of 45.0% and no dividends. The underlying terms of the warrants are discussed in Note 14. Pursuant to the requirements of FASB ASC Subparagraph 470-50-40-13, the modification on December 30, 2010 was accounted for as a debt extinguishment since the present value of the future cash flows under the modified terms (the “fair value”) of the loan varied in excess of 10% of the carrying amount (net of unamortized debt issuance costs) of the loan. The amortization of the unamortized debt discount and issuance costs aggregating to $4.2 million as of that date was accelerated, which was recorded as Loss on debt extinguishment. A new discount for $4.2 million was established using the Company’s estimated cost of capital of 34% to adjust the loan amount to fair value, which was recorded as a reduction of the Loss on debt extinguishment. Therefore, there was no net gain or loss from the debt extinguishment. The discount is being amortized over the term of the Secured Promissory Note (including the optional extension periods as described above) using the effective interest method.

On March 31, 2011 the Company obtained from the commercial lender and Palm Beach Capital Fund 1 an irrevocable waiver of certain events of default for the period ended March 31, 2011.

In April 15, 2011, Palm Beach Capital Fund 3 exercised its option to invest the final $2.0 million from the remaining capacity of the Company’s Junior Debt agreement. On May 23, 2011, the Company entered into an equipment finance agreement for $2.0 million in equipment financing. This loan bears interest at 8%, which is adjusted to 12% if the loan is unpaid after 90 days of issuance. The proceeds of these two loans were used to repay in full amounts owed related to property and equipment purchased during the three months ended March 31, 2011.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

Other Notes Payable — During the year ended December 31, 2010, the Company purchased an aggregate of 4,566,666 shares of Digital Domain Common Stock from two former officers of Digital Domain (see Note 19 for discussion of related parties) as well as unrelated parties. An aggregate amount of $1.1 million was paid in cash and promissory notes of $0.4 million and $2.0 million were issued to the two former officers. The promissory note of $0.4 million was repaid during 2010, as well as $1.4 million of the additional promissory note. The outstanding principal balance of the additional promissory note was paid in full subsequent to December 31, 2010.

In October 2010, a wholly-owned subsidiary of the Company purchased 4 acres of land adjacent to the site on which the Company is constructing a new headquarters building in Port St. Lucie, Florida. To help fund this purchase, this subsidiary entered into an annually renewable revolving line of credit with a commercial bank (the “Bank”) and borrowed $0.5 million. The line of credit with the Bank bears interest at 3.5% over the 30-day LIBOR rate. The line of credit’s interest rate was 3.7575% on December 31, 2010. The line of credit is collateralized by the real property.

Subsidiary — Digital Domain Senior Secured Notes and Series B Notes (“Falcon Notes”) — Senior Secured Notes — On July 21, 2006, Digital Domain entered into a purchase agreement (the “Agreement”) with Falcon, whereby Digital Domain agreed to sell Falcon $12.5 million in Senior Secured Notes (the “Senior Secured Notes”). In addition, Digital Domain agreed to sell (i) 1,000,000 shares of Digital Domain’s 8% senior cumulative convertible preferred stock (“Senior Preferred Stock”), par value $0.0001 per share, and (ii) stock purchase warrants (“Put Warrants”) for the purchase of 1,220,512 shares of Digital Domain’s Common Stock. See Amendment No. 2 described below regarding modification of the Put Warrants, Note 14 for further disclosure regarding the terms of the Put Warrants, and Note 15 for further disclosure regarding the terms of the Senior Preferred Stock.

A partner of Falcon Investment Advisors, LLC, a private investment firm, which is an affiliate of Falcon, was a member of Digital Domain’s Board of Directors as of December 31, 2009. This individual resigned from the Board of Directors of Digital Domain in 2010.

The gross cash proceeds from the transaction amounted to $13.5 million. Expenses for this financing transaction amounted to $3.0 million, of which $0.8 million was non-cash compensation issued to legal advisors and the placement agent in the form of warrants to purchase Common Stock (see Note 14). The Put Warrants were recorded at their estimated fair value of $6.6 million on July 21, 2006. The residual amount of net proceeds from the transaction of $3.9 million was allocated to the Senior Secured Notes and Senior Preferred Stock based on the relative fair value of these securities. The proceeds from the transaction were allocated as follows (in thousands):

	Allocation of Gross Proceeds	Allocation of Net Proceeds
Notes	$6,252	$3,472
Senior Preferred Stock	648	426
Put warrants	6,600	6,600
Total	$13,500	$10,498

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

Of the $6.6 million Put Warrant valuation, $6.2 million was allocated to the Senior Secured Notes, resulting in a discount of $6.2 million from the $12.5 million face value of the Senior Secured Notes. Additionally, issuance costs of $2.8 million allocated to the Senior Secured Notes were deferred and recorded as a reduction of the carrying amount of the Senior Secured Notes. The discount and issuance costs were being amortized over the term of the Senior Secured Notes using the effective interest method.

The Senior Secured Notes had an interest rate of 15% per annum (17% per annum effective October 30, 2008 pursuant to Amendment No. 2 described below) and require quarterly interest payments in arrears.

On each interest payment date, Digital Domain may, at its option, in lieu of the payment in whole or in part of interest due on the Senior Secured Notes, which is in excess of 12% per annum, pay such amount in excess of 12% per annum on the Senior Secured Notes by adding such amount to the principal amount of the Senior Secured Notes. In order to prepay the Senior Secured Notes, the Company is required to pay the holders, in addition to the repayment amount, a redemption premium thereof as the maturity date of the Senior Secured Notes approaches as follows: from July 21, 2008 to July 20, 2009, 110.0% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105.0% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount.

Digital Domain is required to extend an offer to repurchase all or part of the Senior Secured Notes from each note holder upon a change in ownership or the receipt of proceeds from a debt offering or casualty event. The payment to each note holder will include up to 100% of the outstanding principle plus a change in control premium.

The Senior Secured Notes are collateralized by substantially all of the assets of Digital Domain and had certain financial covenants covering minimum qualified cash and limitations on capital expenditures beginning June 30, 2006. At September 30, 2009 and December 31, 2008, Digital Domain was required, among other items, to maintain cash balances of $2.0 million and $5.0 million, respectively. As of December 31, 2008, Digital Domain was not in compliance with certain covenants. Amendment No. 2 described below irrevocably waived these covenant defaults as of December 31, 2008.

Under the terms of the Senior Secured Notes, Digital Domain is also subject to covenants as modified by Amendment No. 1 to the Amended Agreement (as defined in Series B Notes below), requiring it (i) not to exceed a specified total leverage ratio, (i.e., the ratio of Digital Domain’s consolidated indebtedness as of the last day of the applicable test period (each, a “Test Date”) to its consolidated earnings before interest, taxes, depreciation and amortization, and all other non-cash charges to consolidated net income (“Consolidated EBITDA”) for the four prior fiscal quarters) as modified by Amendment No. 1 to the Amended Agreement (as defined in the succeeding paragraph), (the “Total Leverage Ratio Covenant”), and (ii) to maintain a specified fixed charge coverage ratio, (i.e., the ratio of Digital Domain’s Consolidated EBITDA (less unfinanced capital expenditures) for the prior four fiscal quarters to interest expense and other fixed charge payments made in the prior four fiscal quarters (the “Fixed Charge Coverage Ratio Covenant”), except that, in the case of the initial Test Date of April 30, 2009, applicable to each such covenant the test period is the twelve month period ended on that date (taken as one accounting period).

Series B Notes — On May 16, 2007, Digital Domain entered into an Amended and Restated Purchase Agreement (the “Amended Agreement”) with Falcon, whereby Digital Domain agreed to sell Falcon $7.0 million in Series B Notes (“Series B Notes”) due in 2011. In addition, Digital Domain agreed to issue Falcon stock purchase warrants (“Put Warrants”) for the purchase of 416,666 shares of Digital Domain’s Common

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

Stock. See Amendment No. 2 described below regarding modification of the Put Warrants and Note 14 for further disclosure regarding the terms of the Put Warrants.

The proceeds from the transaction amounted to $6.6 million, net of transaction costs of $0.4 million. The Put Warrants were initially recorded at their estimated fair value of $3.4 million, which was treated as a discount from the face value of the Series B Notes. The residual amount of net proceeds from the transaction of $3.2 million was allocated to the Series B Notes. The discount and issuance costs were being amortized over the term of the Series B Notes using the effective interest method.

The Series B Notes (i) carry an interest rate of 15% per annum (17% per annum effective October 30, 2008, pursuant to Amendment No. 2), (ii) require quarterly interest payments in arrears, and (iii) were due on July 21, 2011.

The Series B Notes contain the same financial covenants as the Senior Secured Notes. The Amended Agreement was amended on February 22, 2008, pursuant to Amendment No. 1 thereto, as a result of which certain of these financial covenants were modified.

Amendment No. 2 — On January 6, 2009, Digital Domain entered into Amendment No. 2, Consent and Waiver (“Amendment No. 2”), to the Purchase Agreement dated July 21, 2006 (as amended on May 16, 2007, and further amended pursuant to Amendment No. 1 dated February 22, 2008). Amendment No. 2 irrevocably waived two covenant defaults as of December 31, 2008, revised the previously existing financial covenants and established two new covenants. The new covenants required Digital Domain to raise additional equity capital of at least $6.0 million, net of financing costs, by June 30, 2009, (the “Equity Raise Covenant”) and to sell The Foundry for net cash proceeds of at least $15.0 million by June 30, 2009. Under Amendment No. 2, Digital Domain was required on a monthly basis to comply with minimum targets under any two of the following three test metrics: (i) monthly and cumulative gross revenue on a consolidated basis, (ii) monthly and cumulative consolidated EBITDA, and (iii) cash and cash equivalents, as determined in accordance with US GAAP.

In addition to the amended financial covenants, the interest rate applied to the accrued balance of the Notes was increased by 2% per annum during the period beginning on October 30, 2008 and concluding upon the date of repayment of at least $15.0 million aggregate principal amount of Notes.

In connection with Amendment No. 2, the Put Warrants held by Falcon were exchanged for an identical number of new warrants, with the same exercise price per share as the warrants. Each of the new warrants is exercisable into one share of a newly created series of Convertible Preferred Stock of Digital Domain. The Series B Preferred Warrants have a $4.50 per share liquidation preference and rank in liquidation behind both the existing Senior Preferred Stock (extinguished in June 2009 in connection with the sale of The Foundry as discussed in Note 20), and also rank behind the Series C Preferred Stock, as described in Note 15. The new warrants also contain a put feature. Because the warrants have a put option, they are recorded as a liability and are adjusted to fair value at each reporting date as described in Note 3. The Company has the right to purchase Falcon’s Series B Preferred Warrants through April 2011 for $5.0 million, subject to a 5 day preemption clause. Accordingly, the warrant is recorded at $5.0 million. On April 15, 2011, the Company purchased Falcon’s Series B Preferred Warrants for $5 million in cash. See Note 14 regarding the new warrants.

Effective on January 6, 2009, an extinguishment of debt was deemed to have occurred, resulting in a remeasurement of carrying value, since the present value of the future cash flows under the modified terms (the “fair value”) of the Senior Secured Notes and Series B Notes pursuant to Amendment No. 2 varied in excess of 10% of the carrying amount (net of unamortized debt issuance and debt discount amounts) of the

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

respective Notes. Fair value of the Senior Secured Notes and Series B Notes amounted to $11.9 million and $6.5 million, respectively, which was calculated based on the modified repayment terms taking into account principal, interest and redemption premium payments, discounted at Digital Domain’s estimated discount rate as of January 6, 2009 of approximately 23% (such rate representing what Digital Domain believes it could obtain elsewhere for debt with similar terms). The aggregate net carrying value of the Senior Secured Notes and Series B Notes was $12.0 million ($20.9 million face value net of $6.7 million in unamortized debt issuance costs and $2.2 million in debt discount amounts). Digital Domain recorded an interest charge of $8.9 million related to the write-off of the unamortized balances of the debt discount and issuance costs when the debt was extinguished, offset by a gain of $2.6 million to record the debt at fair value, resulting in a net change of $6.3 million which has been classified as Loss on debt extinguishment. The debt discount amounts, as remeasured, are being amortized over the term (as modified under Amendment No. 2) of the respective Notes using the effective interest method.

Amendment No. 3 — In June 2009, Digital Domain entered into Amendment No. 3, Consent, Waiver and Agreement (“Amendment No. 3”), to the Purchase Agreement dated July 21, 2006 (as amended on May 16, 2007, and further amended pursuant to Amendment No. 1 dated February 22, 2008 and Amendment No. 2 dated December 31, 2008). In connection with the sale of The Foundry, Amendment No. 3 releases various security interests and a guarantee obligation relating to The Foundry that Digital Domain had provided to the note holders. Amendment No. 3 approved the sale of The Foundry for consideration of $12.0 million, and revised the Equity Raise Covenant to $9.0 million, to be completed by July 31, 2009, provided Digital Domain is in good faith negotiation with an investor by June 30, 2009. The funds received from the sale of The Foundry were primarily used to pay down the Senior Secured Notes by $5.2 million and Series B Notes by $4.8 million.

Pursuant to the requirements of FASB ASC Topic 470, Debt, Amendment No. 3 did not meet the accounting definition of a debt extinguishment. However, on a prospective basis, the effective interest rate was adjusted to approximately 20% to amortize the remaining debt discount amount using the effective interest method based on the remaining cash flows under the respective notes.

Amendment No. 4 — On August 6, 2009, Digital Domain entered into Amendment No. 4, Consent, Waiver and Agreement (“Amendment No. 4”), to the Purchase Agreement dated July 21, 2006 (as amended on May 16, 2007, and further amended pursuant to Amendment No. 1 dated February 22, 2008, Amendment No. 2. dated December 31, 2008, and Amendment No. 3 dated June 2, 2009). Pursuant to Amendment No. 4, Digital Domain borrowed $0.3 million and $0.5 million from Falcon on August 6, 2009 and August 13, 2009, respectively (the “Series C” and “Series D” Notes, respectively). The Series C and Series D Notes (i) carried an interest rate of 15% per annum; (ii) required quarterly interest payments in arrears; and (iii) were due on July 21, 2011 prior to repayment on October 15, 2009. Along with the Series C and Series D Notes, Falcon received warrants to purchase the greater of 800,000 shares of Common Stock or the number of shares of Common Stock equal at the time of exercise of such warrants (or at the time that Digital Domain consummates an issuance of Common Stock or alternative equity generating gross proceeds of at least $10.0 million) to 5.0% of the fully diluted number of shares of Common Stock, assuming full conversion or exercise of all outstanding rights, warrants or options outstanding (the “Common Warrants”) (see Note 14 for further disclosure regarding the terms of the Put Warrants). The proceeds from the transaction amounted to $0.8 million, net of transaction costs. The fair value of the Common Warrants at the date of issuance was $4.4 million, of which $0.8 million was recorded as debt discount (such amount limited to the amount of cash

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

received under the respective notes), to be amortized over the term of the respective note, and $3.6 million was recognized on date of issuance of the respective notes as changes related to fair value of Warrant and other debt-related liabilities.

Senior Secured Notes — Amendment No. 5 — Digital Domain was not able to execute an equity raise by July 31, 2009 as required by Amendment No. 3. In connection with the sale of Series C Preferred Stock in October 2009, effective October 15, 2009, Digital Domain entered into Amendment No. 5, Consent, Waiver and Agreement (“Amendment No. 5”), to the Purchase Agreement dated July 21, 2006 (as amended on May 16, 2007, and further amended pursuant to Amendment No. 1 dated February 22, 2008, Amendment No. 2 dated December 31, 2008, Amendment No. 3 dated June 2, 2009, and Amendment No. 4 dated August 6, 2009).

Amendment No. 5 contains provisions for the modification of terms and conditions under both the Senior Secured Notes and Series B Notes relating to (i) minimum principal installment payments and interest payments, (ii) redemption premiums, and (iii) financial covenants and waiver of breach of certain financial covenants.

In connection with the proceeds from the sale in October 2009 of Series C Preferred Stock, Digital Domain used $3.0 million to pay down debt, which included repaying the entire principal balances due of $0.8 million under the Series C and Series D Notes, $2.1 million of the outstanding balance under the Series B Notes, related accrued interest on such Notes, and a 4% prepayment premium amounting to $0.1 million.

Under the terms of Amendment No. 5, the Falcon Notes (i) had an interest rate of 17% per annum; (ii) had a stated maturity date of April 1, 2011; (iii) required monthly interest payments in arrears; and (iv) required minimum principal installment payments (allocable, at the option of Falcon, to either or both the Senior Secured Notes and Series B Notes) on each note installment date as follows: $1.0 million on January 1, 2010; $2.0 million on each of April 1, 2010, July 1, 2010, October 1, 2010 and January 1, 2011; and $2.0 million or lesser of the amount then outstanding on April 1, 2011.

On each interest payment date, Digital Domain may, at its option, in lieu of the payment in whole or in part of interest due, which is in excess of 12% per annum, pay such amount in excess of 12% per annum on the Falcon Notes by adding such amount to the principal of the Falcon Notes. During the year ended December 31, 2010, the period from January 7, 2009 (the inception date) through December 31, 2009, the 2009 Predecessor Period, and the year ended December 31, 2008, the Company capitalized $0.3 million, $0.1 million, $0.6 million and $0.7 million, respectively, of such interest.

Amendment No. 5 was deemed an extinguishment of debt, resulting in a remeasurement of carrying value, since the present value of the future cash flows under the modified terms (the “fair value”) of the Senior Secured Notes and Series B Notes pursuant to Amendment No. 5 varied in excess of 10% of the carrying amount of the respective Notes. The cumulative fair value of the Senior Secured Notes and Series B Notes amounted to $9.0 million, which was calculated based on the modified repayment terms taking into account principal, interest and redemption premium payments, discounted at the Company’s estimated discount rate as of October 15, 2009 of approximately 22% (such rate representing what the Company believes it could obtain elsewhere for debt with similar terms). The aggregate net carrying value of the Senior Secured Notes and Series B Notes was $9.0 million (as modified based on the debt extinguishment recorded in January 2009 resulting from Amendment No. 2 as discussed above), and thus the debt extinguishment did not result in any further effect on the consolidated results of operations.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

13. NOTES PAYABLE AND RELATED FINANCING TRANSACTIONS - (continued)

In May 2010, Falcon notified Digital Domain of a default in failing to provide audited financial statements within 120 days of Digital Domain’s year ended December 31, 2009. The default was cured in June 2010 by the delivery of Digital Domain’s audited financial statements to Falcon.

Using a portion of the proceeds of the Successor debt transactions and investment described above, the balance of the Falcon Notes was paid off as of November 24, 2010. Subsequent to December 31, 2010, the Company acquired the Put Warrants from Falcon for $5.0 million (see Note 14).

Interest and Financing Expenses — The following table presents interest expense for each of the respective periods as follows (in thousands):

	Successor		Predecessor		Successor
	For the Year Ended December 31, 2010	For the Period from January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
					(Unaudited)
Interest and financing (expense) credit:
Issuance of and changes in fair value of warrant and other debt related liabilities	$(24,321)	$(296)	$(11,932)	$12,824	$(28,965)	$(1,998)
Amortization of discount and issuance costs on notes payable	(3,633)	(644)	(599)	(1,062)	(3,013)	(308)
Loss on debt extinguishment	—	—	(6,311)	—	—	—
Interest expense on notes payable	(2,790)	(530)	(1,971)	(1,540)	(731)	(635)
Interest expense on capital lease obligations	(245)	—	(223)	(112)	(89)	(48)
	$(30,989)	$(1,470)	$(21,036)	$10,110	$(32,798)	$(2,989)

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES

Summaries of warrant and other debt-related liabilities as of December 31, 2010 and 2009 and March 31, 2011 are as follows (in thousands):

	December 31, 2010	December 31, 2009	March 31, 2011
			(Unaudited)
Short-term warrant liabilities:
Commercial Lender Put	$628	$—	$1,893
Digital Domain Series B Preferred Stock put right	5,000	—	5,000
Digital Domain Bridge Warrants	3,612	—	4,081
Total short-term warrant liabilities	9,240	—	10,974
Long-term warrant liabilities:
Palm Beach Capital Fund 1 Series A Preferred Stock conversion warrant	21,423	—	30,632
Palm Beach Capital Fund 1 common stock conversion right	3,116	—	10,228
Palm Beach Capital Fund 2 Series A Preferred Stock conversion warrant	10,300	—	14,728
Palm Beach Capital Fund 2 common stock conversion right	1,992	—	6,706
Palm Beach Capital Fund 3 common stock conversion warrant	3,290	—	3,792
Palm Beach Capital Fund 3 common stock conversion features	372	—	1,638
Digital Domain Series B Preferred Stock put right	—	5,000	—
Digital Domain Bridge Warrants	—	4,796	—
Total long-term warrant liabilities	40,493	9,796	67,724
Total warrant liabilities	$49,733	$9,796	$78,698

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

The following table summarizes the warrant and other debt-related liabilities transactions from the Inception Date through March 31, 2011 (in thousands):

	Commercial Lender Put	Palm Beach Capital Fund 1	Palm Beach Capital Fund 2	Palm Beach Capital Fund 3	Digital Domain Series B Preferred Stock	Digital Domain Bridge Warrants	Total
Balance at Inception Date	$—	$—	$—	$—	$—	$—	$—
Warrants acquired upon acquisition of Digital Domain	—	—	—	—	5,000	4,500	9,500
Changes in fair value of warrants	—	—	—	—	—	296	296
Balance, December 31, 2009	—	—	—	—	5,000	4,796	9,796
Put liability recorded as debt discount	512	—	—	—	—	—	512
Preferred stock warrant issued recorded as deferred debt issue costs	—	917	—	—	—	—	917
Preferred stock warrant issued recorded as debt discount	—	9,715	6,000	2,200	—	—	17,915
Preferred stock warrant issued recorded as interest expense	—	6,327	2,154	1,090	—	—	9,571
Common stock conversion warrant issued recorded as interest expense	—	3,322	2,123	372	—	—	5,817
Changes in fair value of warrants	116	4,258	2,015	—	—	(1,184)	5,205
Balance, December 31, 2010	628	24,539	12,292	3,662	5,000	3,612	49,733
Changes in fair value of warrants	1,265	16,321	9,142	1,768	—	469	28,965
Balance, March 31, 2011(unaudited)	$1,893	$40,860	$21,434	$5,430	$5,000	$4,081	$78,698

Stock Option Issued to Commercial Lender — As described in Note 13, the Lender Option was issued on September 30, 2009 to the Commercial Lender to purchase 2,157,549 shares of Common Stock, no par value. The Lender Option is subject to certain anti-dilution provisions. The purchase price for the shares of Common Stock subject to the Lender Option is ten dollars ($10). The Lender Option was exercisable beginning November 1, 2009 and expires November 1, 2014. The Lender Option was initially recorded at a value of $6.6 million as equity and as a discount from the $14.0 million face value of the Secured Promissory Note.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

In December 2010 (see Note 13), the Company and the Commercial Lender entered into the First Amendment to Stock Option Agreement (the “Option Amendment”). As part of the Option Amendment, the Commercial Lender was granted the right to purchase an additional 375,000 shares of authorized but unissued Common Stock of the Company. All other major provisions of the Lender Stock Option remained in force. The fair value of this right of $2.2 million was reflected in the accompanying consolidated statement of operations for the year ended December 31, 2010 as interest expense. The Company utilized the Black-Scholes-Merton option pricing model to determine the fair value of these warrants, which used the following assumptions: term of 4.63 years, risk-free rate of return of 2.28%, volatility of 45.0% and no dividends. Pursuant to the requirements of FASB ASC Subparagraph 470-50-40-13, the modification on December 30, 2010 was accounted for as a debt extinguishment since the present value of the future cash flows under the modified terms (the “fair value”) of the loan varied in excess of 10% of the carrying amount of the loan (net of unamortized discount). The amortization of the unamortized debt discount of $4.2 million was accelerated, which was recorded as loss on debt extinguishment. A new discount for $4.2 million was established using the Company’s estimated cost of capital of 34% to adjust the loan amount to fair value, which was recorded as a reduction of the loss on debt extinguishment. Therefore, there was no net gain or loss from the debt extinguishment. The discount will be amortized over the term of the Secured Promissory Note (including the optional extension periods as described above) using the effective interest method.

Warrants Issued to Potential Lenders and Business Partners — In February of 2010, warrants were issued to two third parties to purchase an aggregate of 283,012 shares of the Company’s Common Stock, $0.01 par value. The warrants are subject to anti-dilution provisions. The fair value of the warrants at date of issue was $1.6 million, which was recorded as interest expense and Additional paid in capital. The Company utilized the Black-Scholes-Merton option pricing model to determine the fair value of these warrants, which used the following assumptions: term of 4.63 years, risk-free rate of return of 2.28%, volatility of 45.0% and no dividends.

Under the terms of both the stock option to the Commercial Lender and the warrants issued to potential lenders: (1) the warrants are non-redeemable by the Company; (2) the warrants are exercisable for $10.00 each at any time and from time to time, in whole or in part, on a cash basis at any time prior to the expiration date; (3) the aggregate number of shares of Common Stock issuable upon exercise is subject to adjustment upon the occurrence of (a) an adjustment for payment of a stock dividend on the Common Stock, subdivisions, combinations and other issuances of Common Stock; (b) a merger or consolidation of the Company with or into another corporation when the Company is the surviving entity; (c) a dissolution, liquidation, merger or consolidation of the Company with or into another corporation when the Company is not the surviving entity; or (d) a change in the capital stock; (4) the warrants expire 5 years from their issuance date; and (5) the warrants are nontransferable except to affiliates of the original grantees and their respective owners, officers, directors, employees and consultants and with prior written consent from the Company.

Commercial Lender Put — As described in Note 13, in connection with an Amendment Agreement entered into on September 30, 2010 with the Commercial Lender, a provision was included which permits the Commercial Lender to call the loan upon the completion of an Initial Public Offering that results in market capitalization of at least $100.0 million and net proceeds of at least $40.0 million (the “Commercial Lender Put”). The initial fair value of the Commercial Lender Put as of September 30, 2010 was $0.5 million and was based on the difference between the fair value of the debt with and without the Commercial Lender Put. This amount was recorded as additional discount and a warrant and debt-related liability as of that date in anticipation of an initial public offering. These debt issuance costs are amortized to interest expense. This

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

warrant liability is adjusted to fair value at each reporting date as described in Note 3. The Company recorded an additional $0.1 million of interest expense to adjust this liability to fair value as of December 31, 2010.

Private Equity Preferred Stock Conversion Warrants — As described in Note 13, a total of $17.9 million was funded by three private equity funds (Palm Beach Capital Funds 1, 2 and 3) during the year ended December 31, 2010. As part of these financings, warrants were issued to these private equity funds to purchase shares of Series A Preferred Stock. These warrants, as amended, provide the right for the private equity funds to purchase an aggregate of 21.9% of the outstanding Common Stock on a diluted basis as of any point in time. The fair value of the warrants issued to the private equity funds aggregated $28.4 million, which were recorded as warrant liabilities. Of this amount, $17.9 million was recognized as debt discount (such amount limited to the amount of cash received under the financing transaction), $0.9 million was recognized as deferred debt issuance costs and the remaining $9.6 million was recognized as interest expense. These warrant liabilities are adjusted to fair value at each reporting date as described in Note 3. The Company recorded an additional $6.6 million of interest expense to adjust these warrant liabilities to fair value as of December 31, 2010.

The loan from Palm Beach Capital Fund 1 was guaranteed by the Company’s Chairman and Chief Executive Officer, who was also granted a warrant to purchase 839,105 shares of the Company’s Common Stock with a par value $0.01 per share pursuant to the 2010 Stock Plan (see Note 15) in exchange for this guarantee. The guarantee, valued at $3.8 million, was recorded as Deferred debt issuance costs and Additional paid-in-capital, and the asset is being amortized to interest expense over the remaining term of the Amended Agreement (including the optional extension period as described below) using the effective interest method. The Company utilized the Black-Scholes-Merton option pricing model to determine the fair value of these warrants, which used the following assumptions: term of 10 years, risk-free rate of return of 2.53%, volatility of 51.67% and no dividends. The related party transaction is disclosed in Note 19 and the subsequent event is disclosed in Note 21.

Under the terms of the warrant agreement: (1) the warrant is exercisable for $0.01 per share at any time and from time to time, in whole or in part, on a cash basis at any time prior to the expiration date; (2) the aggregate number of shares of Common Stock issuable upon exercise is subject to adjustment in accordance with the anti-dilution provisions set forth in the Plan; and (3) the warrant expires 10 years from the issuance date. The warrant is also subject to all of the other terms and conditions of the Plan.

During February and March 2011, this individual exercised the warrant and was issued 839,105 shares of the Company’s Common Stock.

As described in Note 13, additional financing transactions were entered into on December 30, 2010 which provided Palm Beach Capital Fund 1, Palm Beach Capital Fund 2 and Palm Beach Capital Fund 3 warrants for the right to purchase an aggregate 963,473 of the Company’s outstanding Common Stock.

Private Equity Fund Common Stock Conversion Right — As described in Note 13, the loans with the private equity funds (Palm Beach Capital Funds 1, 2 and 3) were issued through the sale of a convertible notes (the “Convertible Notes”). These funds have the right to convert all or a portion of the unpaid amount of the Convertible Notes into shares of Common Stock at any time prior to the termination date of the loans. If all or any portion of the loans with the private equity funds is prepaid (the “Prepaid Amount”) and if the private equity funds have not exercised their conversion right as discussed above prior to the prepayment, the private equity funds receive an option to acquire that number of shares into which the prepaid portion of the loan would have been convertible with an exercise price equal to the Prepaid Amount. The Convertible Notes,

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

the early prepayment features, the underlying debt agreements and Conversion Features were evaluated under the hierarchy of FASB ASC Subtopic 480-10, FASB ASC Paragraph 815-25-1 and FASB ASC Subparagraph 815-10-15-74, addressing embedded derivatives. As the conversion features survive any prepayment of debt until the end of the loan term in September 2012 and effectively would allow the holder to convert all debt, whether prepaid or not, at the holder’s option, the arrangement was viewed as debt with a Conversion Feature akin to a warrant. Accordingly, the Conversion Features were bifurcated at inception and recorded at a fair value of $5.8 million. As the Convertible Notes were fully discounted, the entire amount was recorded as interest expense and classified as Warrant and other debt-related liabilities. The bifurcated instruments are adjusted to fair value at each reporting date as described in Note 3. The Company recorded a reduction of $0.3 million in interest expense to adjust these warrant liabilities to fair value as of December 31, 2010.

Private Placement Warrants and Options Issued

As further discussed in Note 15, during the first quarter of 2011, as part of a private placement of equity, the Company issued detachable warrants to purchase an aggregate of 1,012,502 shares of common stock of the Company. The warrants have a contractual life ranging from 2 to 5 years starting on the date of the original stock purchase agreements of February 2011 with an exercise price of $9.63 per share. The warrants shall expire if not exercised within 180 days after the date the Company achieves a listed, public status. The allocated relative fair value of the warrants of $1.4 million is recorded in additional paid-in-capital.

In connection with the private placement, the Company issued to unrelated third party placement agents stock options to purchase 202,500 shares of the Company common stock as compensation for professional placement services rendered. The exercise price of the option was $8.03 per share. The option was valued at $0.4 million and was recorded as part of a direct cost incurred for the above stock purchase agreement. As such, the Company recorded the amount as a reduction of net proceeds against additional paid-in-capital.

Subsidiary — Digital Domain Warrants Issued to Service Providers

During fiscal years 2006 and 2007, Digital Domain issued warrants to an investor, placement agents and legal advisors in connection with financing and other transactions. The holders of the warrants are entitled to purchase, in aggregate, 390,631 shares of Digital Domain Common Stock, par value $0.0001 per share, at an exercise price of $6.00 per share. The warrants were fully vested upon issuance, and are exercisable in whole or in part at any time prior to their respective expiration dates. Of these warrant issuances, warrants for 290,632 shares of Digital Domain Common Stock were issued in 2006 in connection with the sale of Digital Domain’s Common Stock and were charged to equity, warrants for 66,666 shares of Digital Domain Common Stock were issued in 2006 in connection with a financing transaction and were accounted for as a cost of the related financing and as equity, and warrants for 33,333 shares of Digital Domain Common Stock were issued to a firm that provided legal services to Digital Domain and were reflected as Additional paid in capital and Selling, general and administrative expenses.

Under the terms of each of the respective warrant agreements: (1) the warrants are exercisable in whole or in part at any time prior to the expiration date; (2) at any time after an initial public offering, the warrant may be exercised on a cashless basis; (3) the exercise price and aggregate number of shares of Digital Domain Common Stock issuable upon exercise is subject to adjustment upon the occurrence of (a) adjustment for subdivisions, combinations and other issuances of Digital Domain Common Stock; (b) merger of Digital Domain with or into another corporation when Digital Domain is not the surviving entity; or (c) change in the Digital Domain capital stock; (4) the warrants expire 5 years from their issuance date; (5) the warrants are nontransferable except to officers, directors and employees of the placement agent or law firm; and

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

(6) contained “piggy-back” registration rights provisions whereby the holder of the warrant was entitled to participate in one “piggy-back” registration during the period ending on or about May 31, 2008.

Digital Domain also issued a warrant during 2006 to purchase shares of Digital Domain Common Stock to a firm that provided investment banking services to Digital Domain in connection with a financing transaction. The holder of the warrant is entitled to purchase 168,750 shares of Digital Domain Common Stock, par value $0.0001 per share, at an exercise price of $4.62 per share. The warrants were fully vested upon issuance, and are exercisable in whole or in part at any time prior to the expiration date. The fair value of the warrant of $611,000 was accounted for as a cost of the notes payable and related financing transaction and as equity.

Under the terms of the warrant agreement, the warrants will: (1) be non-redeemable by Digital Domain; (2) be exercisable for $4.62 per share at any time and from time to time, in whole or in part, on a cash or cashless basis during the period beginning on the date of issuance, July 21, 2006, and terminating 5 years following the issue date; (3) contain anti-dilution provisions; (4) contain “piggy-back” registration rights provisions; (5) be non-transferable except to affiliates of the investment banking firm and their respective owners, employees and consultants; and (6) be converted into Digital Domain Common Stock immediately prior to the completion of an initial public offering of Digital Domain’s Common Stock if required for marketing purposes by the lead managing underwriter in such initial public offering.

On May 24, 2010, Digital Domain issued warrants to its former Co-Chairman to purchase 2,100,000 shares of Digital Domain’s Common Stock with an exercise price of $1.43 per share. The warrants were valued at $3.5 million using the Black-Scholes-Merton option pricing model, which used the following assumptions: a term of 9.9 years, a risk-free rate of 2.95%, volatility of 51.67% and no dividends. The warrants vest immediately, may be exercised at any time during the period commencing on May 24, 2010 and ending on the tenth anniversary of such date, and were issued in recognition of the individual’s consulting services and support. Concurrently, the Company purchased 2,100,000 shares of Digital Domain’s Common Stock from this individual for $1.43 per share, and paid for those shares with cash of $1.0 million and a note payable for $2.0 million. Due to the timing and nature of the transactions, the warrants issued by Digital Domain and the Digital Domain Common Stock purchased by the Company have been accounted for as a single transaction. The total amount paid to this individual related to the transaction, including cash, note and the value of the warrants, was $6.5 million. The Company recorded the excess of the total consideration paid over the fair value of the Digital Domain Common Stock acquired as compensation in the amount of $1.7 million, which is included in selling, general and administrative expenses in the accompanying statements of operations. The fair value of the Digital Domain Common Stock acquired was recorded as a reduction in Non-controlling interests and Additional paid-in capital pursuant to the requirements of FASB ASC Paragraph 810-10-45.

Predecessor Put Warrants — On July 21, 2006, Digital Domain issued a warrant to purchase 1,220,512 shares of Digital Domain Common Stock in connection with a financing transaction with Falcon (See Note 13). On May 16, 2007, Digital Domain issued a warrant to purchase 416,666 shares of Digital Domain Common Stock in connection with another financing transaction with Falcon (see Note 13).

In January 2009, these warrants were exchanged for new warrants (the “Series B Warrants”). The new warrants are for an identical number of warrant shares as the original warrants and have the same terms (as defined below) as the original warrants except (i) they are exercisable into the Digital Domain Series B Preferred Stock described in Note 15 rather than Digital Domain Common Stock, and (ii) the put option price is equal to the liquidation value of the Series B Preferred Stock ($4.50 per share as of December 31, 2010).

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

Under the terms of the Series B Warrant certificates (1) the warrants are exercisable in whole or in part at any time prior to July 21, 2016; (2) the exercise price and aggregate number of shares of Digital Domain Series B Preferred Stock issuable upon exercise is subject to adjustment upon the occurrence of (a) change in capital stock, (b) adjustment for certain issuances of Digital Domain Common Stock, and (c) adjustment for other distributions; (3) the warrants have a put option that becomes exercisable on July 21, 2011 and expires on the earlier of July 21, 2016 or an initial public offering that raises gross proceeds to Digital Domain of not less than $25.0 million, whereby Digital Domain is required to purchase the warrant at the greater of the then current fair market value of the underlying Digital Domain Common Stock or the liquidation preference of the Digital Domain Series B Preferred Stock, less the exercise price ($0.0006 per warrant share); and (4) the warrants expire on July 21, 2016.

Due to the put feature, the Series B warrants were recorded as a liability and adjusted to fair value at each reporting date during the Predecessor periods. For the 2009 Predecessor Period, interest expense in the amount of $8.3 million was recorded to adjust the carrying value of the warrants to their fair value. During the year ended December 31, 2008, Digital Domain recorded a gain of $12.8 million to adjust the carrying value of the warrants to their fair value.

The Company received a put right in connection with its purchase of the Series C Preferred Stock from Digital Domain (see Note 2). The put right allows the Company, within 25 business days of Falcon’s election to exercise its put rights under the Digital Domain Series B warrants, to sell to Digital Domain all of its outstanding shares of Digital Domain Series C Preferred Stock and/or common stock if previously converted. The put right option price is equal to the liquidation value of the Digital Domain Series C Preferred Stock ($3.10 and $3.04 per share as of December 31, 2010 and 2009, respectively) or the current market price (as defined) of the Digital Domain common stock if previously converted. The Digital Domain Series C Preferred Stock put right is senior to Falcon’s Put Warrants, whereby Digital Domain must pay the put right option price to the holders of the Digital Domain Series C Preferred Stock or common stock, if converted, prior to any payments to Falcon relating to Falcon’s Put Warrants.

This put feature issued to holders of Digital Domain Series C Preferred Stock was evaluated pursuant to guidelines under FASB ASC 815, Derivatives and Hedging, and FASB 480, Distinguishing Liabilities from Equity, and Digital Domain concluded that it does not have to be bifurcated and accounted for as an equity instrument or as a liability.

In addition to the put rights, the Company received a right to purchase Falcon’s Digital Domain Series B Preferred Stock warrants for $5 million through April 15, 2011. Due to this right, The Series B warrants were recorded at $5.0 million as of the Acquisition Date and at December 31, 2009 and December 31, 2010. On April 15, 2011, the Company exercised its right and purchased Falcon’s Series B Preferred Warrants for $5 million in cash.

On August 6, 2009 and August 13, 2009, respectively, Digital Domain issued Series C and Series D Notes to Falcon (see Note 13). In connection with these financing transactions, Digital Domain issued two separate warrants (the “Series C and Series D Warrants”) to purchase, in aggregate, the greater of 800,000 shares of Digital Domain Common Stock or the number of shares of Digital Domain Common Stock equal at the time of exercise of such warrants (or at the time that Digital Domain consummates an issuance of Digital Domain Common Stock or alternative equity generating gross proceeds of at least $10.0 million) to 5.0% of the fully diluted number of shares of Digital Domain Common Stock, assuming full conversion or exercise of all outstanding rights, warrants or options outstanding. Notwithstanding the preceding, the aggregate number of shares of Digital Domain Common Stock issuable upon exercise of the warrants was subject to significant

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

14. WARRANTS, OPTIONS AND OTHER DEBT-RELATED LIABILITIES - (continued)

increases if the Series C and Series D Notes were not fully repaid by certain quarterly dates within the first twelve months of issuance of the Series C and Series D Notes. These Series C and Series D Notes were paid in full on October 15, 2009.

Under the terms of each of the Series C and Series D Warrant certificates (1) the warrants are exercisable in whole or in part at any time prior to August 6, 2019; (2) the exercise price and aggregate number of shares of Digital Domain Common Stock issuable upon exercise is subject to adjustment upon the occurrence of (a) change in capital stock, (b) adjustment for certain issuances of Digital Domain Common Stock, and (c) adjustment for other distributions; (3) the warrants have a put option that becomes exercisable on July 21, 2011 and expires on the earlier of August 6, 2019 or an initial public offering that raises gross proceeds to Digital Domain of not less than $25.0 million, whereby Digital Domain is required to purchase the warrant at the then current fair market value of the underlying Digital Domain Common Stock, less the exercise price ($0.0001 per warrant share); and (4) the warrants expire on August 6, 2019.

Due to the put feature of the Series C and Series D Warrants, they were recorded as a liability and are adjusted to fair value at each reporting date as described in Note 3. The fair value of these warrants on December 31, 2010 and 2009 were $3.6 million and $4.4 million, respectively.

Summaries of Digital Domain’s outstanding warrants as of December 31, 2010 and 2009 and March 31, 2011 are as follows:

	December 31, 2010			December 31, 2009			March 31, 2011 (Unaudited)
Convertible into Digital Domain:	Number of Shares	Exercise Price per Share	Expiration Date	Number of Shares	Exercise Price per Share	Expiration Date	Number of Shares	Exercise Price per Share	Expiration Date
Common Stock	290,632	$6.00	June 2011	290,632	$6.00	June 2011	290,632	$6.00	June 2011
Common Stock	66,666	6.00	July 2012	66,666	6.00	June 2011	66,666	6.00	July 2012
Common Stock	168,750	4.62	July 2013	168,750	4.62	June 2011	168,750	4.62	July 2013
Series B Preferred Stock(a)	1,637,178	—	July 2016	1,637,178	—	July 2016	1,637,178	—	July 2016
Common Stock	33,333	6.00	February 2012	33,333	6.00	February 2012	33,333	6.00	February 2012
Common Stock	800,000	—	August 2019	800,000	—	August 2019	800,000	—	August 2019
Common Stock	2,100,000	1.43	May 2020	—			2,100,000	1.43	May 2020
Total warrants outstanding	5,096,559			2,996,559			5,096,559
Weighted-average exercise price per share		$1.20			$1.04			$1.20
Common stock equivalents	9,110,839			6,647,312			9,096,606

(a)	The underlying warrants were convertible to Digital Domain Common Stock as of December 31, 2008. On January 6, 2009, the warrants were amended to be convertible into Series B Preferred Stock.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK

Parent Company — At December 31, 2009, the Company had authorized 100,000,000 shares of common stock, no par value per share, of which 12,226,107 shares were issued and outstanding. On November 24, 2010, the Company amended its Articles of Incorporation to change such authorized common stock from no par value to $0.01 per share par value, and to authorize 25,000,000 shares of Preferred Stock, par value $0.01 per share, of which 100,000 shares have been designated Series A Preferred Stock. As of December 31, 2010, the Company had 13,002,832 shares of common stock outstanding, and no shares of Preferred stock outstanding. As of March 31, 2011, the Company had 15,885,271 shares of common stock outstanding, and no shares of Preferred stock outstanding.

The Company was capitalized on January 7, 2009 by issuing 12,226,107 shares of Common Stock to its founders for nominal consideration. During the year ended December 31, 2010, the Company sold shares of Common Stock pursuant to a private placement memorandum, at a purchase price of $6.00 per share, solely to “accredited investors” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended). As part of this private placement memorandum, the sale of shares of Common Stock was combined with a concurrent offering to exchange shares of the Company’s Common Stock for shares of Digital Domain Common Stock at a ratio of two shares of Company stock for $6.00 plus the exchange of one share of Digital Domain Common Stock. As of December 31, 2010, 166,775 shares were sold for $1.0 million and 86,663 shares of the Company’s Common Stock were exchanged for 86,663 shares of Digital Domain Common Stock. During the three months ended March 31, 2011, an additional 10,000 shares were issued and 8,333 shares of the Company’s Common Stock were exchanged for 8,333 shares of Digital Domain Common Stock pursuant to the private placement memorandum. The exchange of the Company’s Common Stock for Digital Domain Common Stock was accounted for pursuant to the requirements of FASB ASC Paragraph 810-10-45, Other Presentation Matters, resulting in a decrease in Non-controlling interests and offsetting increase in Additional paid-in-capital of $0.3 million during the year ended December 31, 2010. The effect on Non-controlling interets and Additional paid-in capital during the three months ended March 31, 2011 was negligible.

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. The holder of Common Stock do not have preemptive rights to subscribe for additional shares of any class that may be issued by the Company, and no share of Common Stock is entitled in any manner to any preference over any other share of such stock.

The holders of the Offered Shares will have one “piggyback” registration right with respect to the Shares purchased in this Offering, subject to standard underwriter cutbacks; provided that such registration right shall not apply to any initial public offering of any class of securities. Each subscriber has agreed to a lock-up agreement providing that he, she or it will not sell, transfer, assign, pledge or enter into any hedging transactions, with respect to any securities owned by the subscriber for a period beginning 30 days prior to any underwritten public offering until a date which is up to 180 days from the closing date of any such offering.

On December 1, 2010, the Company issued 100,000 shares of Common Stock to an Advisory Board Member and former director of Digital Domain in exchange for 83,333 shares of Common Stock of Digital Domain held by this individual. The Company recorded the excess of the fair value of the Company’s Common Stock issued to this individual over the fair value of the Digital Domain Common Stock acquired as compensation in the amount of $0.3 million. The fair value of the Digital Domain Common Stock acquired was recorded as a reduction in Non-controlling interests and Additional paid-in capital pursuant to the requirements of FASB ASC Paragraph 810-10-45. See Note 19.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK - (continued)

During February 2011, the Company executed stock purchase agreements to sell in a private placement 2,025,001 shares of its common stock for $9.63 per share with “Qualified Institutional Buyers” in accordance with Rule 506 of Regulation D under the Securities Act. The Company issued 2.025,001 shares of common stock in consideration for gross proceeds of $19.5 million at $9.63 per share, or $17.3 million net of fees and expenses. The stock purchase agreement contained provisions for escalating damages for untimely initial public offering (IPO) registration statement filing with the U.S. Securities and Exchange Commission (SEC) as well as for an untimely declaration of effective status by the SEC on the Company’s IPO registration statement.

Subsequent to the execution of the above agreements, the Company and the purchasers amended the February 2011 agreements to modify the triggering events and provisions for the damages and added a new provision in the agreements to issue detachable common stock warrants. The specifics of the amendments were (1) purchasers to receive from the Company, at no cost to the purchasers, one incremental share of Company common stock for each one share of Company common stock purchased as damages in the event the Company does not achieve a listed, public trading status on or before December 31, 2011; and (2) purchasers granted warrants to purchase up a aggregate maximum of 1,012,502 shares of Company common stock with a contractual life ranging from 2 to 5 years starting on the date of the original stock purchase agreements of February 2011 with an exercise price of $9.63 per share. The warrants shall expire if not exercised within 180 days after the date the Company achieves a listed, public status. The allocated relative fair value of the warrants of $1.4 million is recorded in additional paid-in-capital.

The Company evaluated the accounting treatment for the damage provision under Accounting Standard Codification (ASC) Subtopic 825-20, Registration Payment Arrangements. Based on all of the available information, the Company believes the likelihood of having to issue additional shares of the Company common stock to the purchasers of the stock purchase agreements at no cost as damages in the event the Company does not achieve listed, public trading status on or before December 31, 2011 is deemed remote, and in accordance with the guidance under ASC Subtopic 450-20, Loss Contingencies, no contingent loss accrual was recorded as of March 31, 2011.

In connection with the executed stock purchase agreements during February 2011, the Company issued to unrelated third party placement agents stock options to purchase 202,500 shares of the Company common stock as compensation for professional placement services rendered. The exercise price of the options was $8.03 per share. The option was valued at $0.4 million and was recorded as part of a direct cost incurred for the above stock purchase agreements. As such, the Company recorded the amount as a reduction of net proceeds against additional paid-in-capital. See Note 14 for further discussion of warrants and options issued in connection with the February 2011 stock purchase agreements.

As further discussed in Note 13, during 2010 the Company’s Chairman and Chief Executive Officer was issued a warrant to purchase 839,105 shares of the Company’s Common Stock in connection with a financing transaction. During February and March 2011 this individual exercised the warrant and was issued 839,105 shares of the Company’s Common Stock.

Series A Preferred Stock — During 2010, as part of the incentive for the private equity funds to enter into a loan (see Note 13), the private equity funds were granted warrants (see Note 14). These warrants allow the private equity funds to purchase shares of Series A Preferred Stock equal to the Funded Percentage of the diluted Common Stock deemed outstanding on the date of any exercise of the warrant at a purchase price of $0.01 per share. The rights, preferences and privileges of the holders of Series A Preferred Stock are as follows:

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK - (continued)

•	Rank — Series A Preferred Stock ranks senior (subject to future issuances of Common Stock or Preferred Stock that may be designated as on parity with (“Parity Securities”) or senior to the Series A Preferred Stock) to all classes of Common Stock and to each other class of capital stock or series of Preferred Stock with respect to dividend distributions and distributions upon liquidation, winding up or dissolution of the Company.
•	Dividends — No dividends shall be paid on any shares of Common Stock or any other class or series of capital stock of the Company that, by its terms, rank on parity with or junior to the Series A Preferred Stock unless a dividend is paid with respect to all outstanding shares of Series A Preferred Stock in an amount for each such share equal to the aggregate amount of such dividend for all shares of Common Stock into which such shares of Series A Preferred Stock could be converted.
•	Liquidation Preference — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs (collectively “liquidation”) of the Company, the holders of Series A Preferred Stock shall be entitled to receive, prior to any holders of Common Stock or other class or series of the Company’s Preferred Stock ranking junior to the Series A Preferred Stock, and concurrently on a ratable basis (in proportion to the respective preferential amounts payable to all subject holders) with the holders of any outstanding Parity Securities, an amount equal to the greater of (i) the aggregate amount payable to all shares of Common Stock into which the shares of Series A Preferred Stock held by such holder could then be converted; or (ii) seventy-five percent (75%) of the aggregate principal amount funded by the holder of Series A Preferred Stock and their Affiliates pursuant to the Convertible Note, which will be increased to 100% of Convertible Notes if, by the second anniversary of issuance, a public offering of Common Stock has not been completed with a market capitalization of not less than $200.0 million; and if trailing twelve-month EBITDA is less than $19.0 million.
•	Termination of Liquidation Preference — Upon a qualified public offering, the liquidation preference shall be terminated. In the event of any liquidation, the holders of the Series A Preferred Stock shall be entitled to receive an amount per share of Series A Preferred Stock into which such shares of Series A Preferred Stock could be converted.
•	Conversion Rights — The Series A Preferred Stock shall be convertible into fully paid and non-assessable shares of Common Stock equal to the funded percentage of the Common Stock deemed outstanding on that date of conversion taking into account the shares of Common Stock issuable upon such conversion, subject only to dilution for permitted dilution events and less the aggregate number of shares of Common Stock previously issued from time to time as a result of any partial conversion of the Series A Preferred Stock.
•	Voting Rights — The holders of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Preferred Stock could be converted pursuant to the provisions of conversion rights at the record date for the determination of the stockholder entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK - (continued)

Digital Domain and Non-Controlling Interests — Digital Domain had reserved shares of Common Stock as of December 31, 2010 and 2009 and March 31, 2011 as follows:

	December 31, 2010	December 31, 2009	March 31, 2011
Conversion of Series C Preferred Stock into common stock(1)	686,773	22,096,363	686,773
Exercise of common stock options	935,962	1,212,314	665,652
Restricted stock awards	—	182,724	—
Exercise of Series B Preferred Stock warrants(2)	4,142,832	3,921,506	4,142,832
Exercise of common stock warrants	4,968,007	2,725,806	4,953,774
	10,733,574	30,138,713	10,449,031

(1)	Owned 100% by the Company
(2)	The Company has the right to purchase Falcon’s Series B Preferred Stock warrants through April 2011 for $5.0 million, subject to a 5 day preemption clause. On April 15, 2011, the Company purchased Falcon’s Series B Preferred Stock warrants for $5.0 million in cash. See Note 14 for further discussion.

Under the terms of Digital Domain’s notes payable, Digital Domain is restricted from paying cash dividends on its Common Stock.

Subsidiary Preferred Stock — As of December 31, 2010 and 2009 and March 31, 2011, Digital Domain is authorized to issue up to 25,000,000 shares of preferred stock (“Preferred Stock”). The par value of the Preferred Stock is $0.0001 per share. As of December 31, 2010 and March 31, 2011, 1,637,178 shares were designated Series B Convertible Preferred Stock (“Series B Preferred Stock”) and 3,000,001 shares were designated Series C Convertible Preferred Stock (“Series C Preferred Stock”). As of December 31, 2009, 1,637,178 shares were designated Series B Preferred Stock and 2,333,334 shares were designated Series C Preferred Stock.

No shares of Series B Preferred Stock and 666,667 shares of Series C Preferred Stock were issued and outstanding as of December 31, 2010 and March 31, 2011. No shares of Series B Preferred Stock and 2,333,334 shares of Series C Preferred Stock were issued and outstanding as of December 31, 2009.

Series A Preferred Stock.  As more fully described in Note 13, on July 21, 2006 Digital Domain sold to Falcon, a third-party investor, $12.5 million of notes payable (“Notes”), 1,000,000 shares of the Series A Preferred Stock (the “Senior Preferred Stock”) for $1.0 million and Put Warrants to purchase 1,220,512 shares of Digital Domain’s Common Stock. The gross cash proceeds from the transaction amounted to $13.5 million, of which $0.6 million was allocated to the Senior Preferred Stock. The initial carrying value of the Senior Preferred Stock after allocating the gross proceeds and financing expenses was $0.4 million. As further discussed in Note 20, in June 2009, in connection with sale of The Foundry, all of Digital Domain’s Senior Preferred Stock was redeemed for $1.3 million. Digital Domain recognized a deemed dividend of $0.8 million, which represented the excess of the amount paid over the carrying value of the Senior Preferred Stock.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK - (continued)

Series B Preferred Stock.  As more fully described in Note 14, in January 2009, Digital Domain issued new warrants to Falcon in exchange for all outstanding warrants previously issued by Digital Domain to Falcon, which new warrants are exercisable into shares of Series B Preferred Stock. The rights, preferences, and privileges of the holders of Series B Preferred Stock are as follows:

•	Rank — Series B Preferred Stock ranks junior to the Series C Preferred Stock and senior to all classes of Common Stock and to each other class of capital stock or series of Preferred Stock with respect to dividend distributions and distributions upon liquidation, winding up or dissolution of Digital Domain.
•	Dividends — The holders of the Series B Preferred Stock are entitled to receive dividends only in the event that Digital Domain shall declare a dividend or make any other distribution with respect to shares of any class of Common Stock of Digital Domain, subject to certain conditions.
•	Liquidation Preference — In the event of any liquidation of Digital Domain, the holders of Series B Preferred Stock are entitled to be paid a liquidation preference in cash equal to the greater of (x) the sum of the liquidation amount for each share of Series B Preferred Stock outstanding plus an amount in cash equal to declared and unpaid dividends thereon to the date fixed for such liquidation; or (y) the amount they would be entitled to receive as if all of the shares of Series B Preferred Stock had been converted into Common Stock. As of December 31, 2010 and 2009 and March 31, 2011, the liquidation amount of a share of Series B Preferred Stock was $4.50. The liquidation amount is subject to adjustment for each stock combination, split or recapitalization.
•	Change of Control — Upon the occurrence of a “change of control” of Digital Domain, Digital Domain will make an offer to purchase the outstanding shares of Series B Preferred Stock at a purchase price equal to the greater of (x) 100% of the liquidation amount thereof, plus all accumulated and unpaid dividends (including prorated dividends due) and (y) the amount payable if such shares had been converted into shares of Digital Domain’s Common Stock as of the date immediately prior to the date fixed for determining the rights of holders of Common Stock in connection with such change of control.
•	Conversion Rights — A holder of any share of Series B Preferred Stock may at any time and from time to time convert such share into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (a) the liquidation amount of the share by (b) the conversion price then in effect. Digital Domain may convert the outstanding Series B Preferred Stock in whole but not in part, with each share of Series B Preferred Stock converting into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (a) the liquidation amount of the share by (b) the conversion price then in effect, if Digital Domain consummates an initial public offering of its Common Stock for gross cash proceeds of at least $25.0 million at a price to the public of not less than 1.25 times the conversion price then in effect. The liquidation amount was $4.50 per share as of December 31, 2010 and 2009 and March 31, 2011. The liquidation amount is subject to adjustment for each stock combination, split or recapitalization.

As discussed in Note 14, in April 2011 the Company purchased certain of the warrants from Falcon.

Series C Preferred Stock — As more fully described in Note 2, effective October 15, 2009, the Company purchased an aggregate of 2,333,334 shares of Series C Preferred Stock from Digital Domain. The purchase price for the 2,333,334 shares of Series C Preferred Stock was $7.0 million. During 2010, Digital Domain

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK - (continued)

authorized an increase in Authorized Series C Preferred Stock from 2,333,334 shares to 3,000,001 shares, and the Company purchased an additional 666,667 shares of Series C Preferred Stock from Digital Domain for $2.0 million in aggregate consideration. In addition, the Company elected to convert 2,333,334 shares of Series C Preferred Stock into approximately 22,000,000 shares of Common Stock of Digital Domain.

The rights, preferences and privileges of the holders of Series C Preferred Stock are as follows:

•	Rank — Series C Preferred Stock ranks senior (subject to future issuances of Common Stock or Preferred Stock that may be designated as on parity with or senior to the Series C Preferred Stock) to all classes of Common Stock and to each other class of capital stock or series of Preferred Stock with respect to dividend distributions and distributions upon liquidation, winding up or dissolution of Digital Domain.
•	Dividends — The holders of Series C Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of Digital Domain, at a rate of the higher of prime rate plus 2.0% or 6.5% of the liquidation amount of each share, and in the event that Digital Domain shall declare a dividend or make any other distribution with respect to shares of any class of Common Stock of Digital Domain, the holders shall be entitled to receive a dividend in an amount equal to the amount of such dividend received by a holder of the number of shares of Common Stock into which such shares of convertible preferred stock are convertible on the date of the payment of such dividend to holders of Common Stock. Dividends are cumulative, whether or not earned or declared, accruing on a daily basis from issuance of the shares of Series C Preferred Stock.
•	Liquidation Preference — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs (collectively, “liquidation”) of Digital Domain, the holders of Series C Preferred Stock are entitled to be paid an amount (“liquidation preference”) in cash equal to the greater of (x) the sum of the liquidation amount for each share of Series C Preferred Stock outstanding plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for such liquidation (including an amount equal to a prorated dividend for the period from the last dividend payment date to such date) or (y) the amount they would be entitled to receive as if all of the shares of Series C Preferred Stock had been converted into Common Stock as of the date immediately prior to the date fixed for determination of stockholders entitled to receive a distribution in such liquidation event, before any cash distribution shall be made or any other assets distributed in respect of junior securities, including, without limitation, Series A Preferred Stock, Series B Preferred Stock and Common Stock (subject to future issuances of Common Stock or Preferred Stock that may be designated as on parity with or senior to the Series C Preferred Stock). As of December 31, 2010 and 2009 and March 31, 2011, the liquidation preference was $3.04 per share, $3.04 per share and $3.10 per share, respectively ($2.1 million, $7.1 million and $2.1 million in the aggregate, respectively), which is based on the liquidation amount of $3.00 per share plus accrued but unpaid dividends as of each respective date. As of December 31, 2010 and 2009 and March 31, 2011, the liquidation amount per share of Series C Preferred Stock was $3.00. The liquidation amount is subject to adjustment for each stock combination, split or recapitalization.
•	Change of Control — Upon the occurrence of a “change of control” of Digital Domain, Digital Domain will make an offer to purchase the outstanding shares of Series C Preferred Stock at a purchase price equal to the greater of (x) 100% of the liquidation amount thereof, plus all accumulated and unpaid dividends (including prorated dividends due) and (y) the amount payable if such shares had been converted into shares of Digital Domain’s Common Stock as of the date

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

15. CAPITAL STOCK - (continued)

immediately prior to the date fixed for determining the rights of holders of Common Stock in connection with such change of control. Digital Domain shall not make any payments with respect to the change of control provisions of the Series B Warrants (see Note 14) prior to satisfying such obligations with respect to the Series C Preferred Stock provisions. In the financial statements of one of the Company’s consolidated subsidiaries, specifically Digital Domain, which are not included separately herein, the Series C Preferred Stock has been classified as mezzanine equity due to the change of control provision. Digital Domain’s equity and mezzanine equity have been eliminated in the accompanying consolidated balance sheet of the Company.
•	Conversion Rights — A holder of any share of Series C Preferred Stock may at any time and from time to time convert such share into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (a) the liquidation amount of the share by (b) the conversion price then in effect. Digital Domain may convert the outstanding Series C Preferred Stock in whole but not in part, with each share of Series C Preferred Stock converting into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (a) the liquidation amount of the share by (b) the conversion price then in effect, if Digital Domain consummates an initial public offering of its Common Stock for gross cash proceeds of at least $25.0 million at a price to the public of not less than 1.25 times the conversion price then in effect. The liquidation amount was $3.00 per share as of December 31, 2010 and 2009 and March 31, 2011. The liquidation amount is subject to adjustment for each stock combination, split or recapitalization. The conversion price for the additional 666,667 shares of Series C Preferred Stock issued in 2010 was $3.00 per share as of December 31, 2010 and March 31, 2011. The conversion price for the initial 2,333,334 shares of Series C Preferred Stock issued in 2009 was, as of December 31, 2009, determined to be such that the 2,333,334 shares of Series C Preferred Stock then outstanding would be convertible, in the aggregate, into such number of shares of Common Stock as would be equal to 51% of the fully diluted shares of Common Stock of Digital Domain as of the close of business on October 16, 2009. As of December 31, 2009, such conversion price for the 2,333,334 shares of Series C Preferred Stock was approximately $0.32 per share. The conversion price is also subject to adjustment in certain circumstances, including if Digital Domain issues Common Stock or securities convertible into Common Stock, at a price per share less than the conversion price in effect at the time of issuance of such Common Stock.
•	Voting Rights — The holders of Series C Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock or Series C Preferred Stock. The number of votes in which holders of Series C Preferred Stock shall be entitled equals the number of shares of Common Stock into which such shares of Series C Preferred Stock is then convertible. For as long as at least 66 2/3% of the shares of Series C Preferred Stock remain outstanding, Digital Domain may not effect, without the consent and approval of a majority of the holders of the Series C Preferred Stock, the authorization or issuance of any class of any equity securities on parity with or senior to the Series C Preferred Stock, or effect certain other special matters (as defined).

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK

Effective January 1, 2010, the 2010 Stock Plan (the “Plan”) was adopted. The Plan provides (a) officers and other employees with opportunities to purchase Common Stock pursuant to options granted which qualify as incentive stock options (“ISOs”); (b) directors, officers, employees and consultants with opportunities to purchase Common Stock pursuant to options granted which do not qualify as ISOs; (c) directors, officers,

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

employees and consultants with awards of Common Stock; (d) directors, officers, employees and consultants opportunities to make direct purchases of Common Stock; and (e) non-employee directors with the opportunities to purchase Common Stock (“Non-Discretionary Options”).

The Plan may be administered by the entire Board of Directors (“Board”) or by a committee (the “Committee”). Option awards and purchases under the Plan are to be issued at no less than 100% of the fair market value of the underlying shares on the grant date, or 110% in the case of a ten-percent stockholder. The terms and vesting period for each grant will be set forth in the individual award agreements. Options shall be exercisable for a period of ten years from the date of grant, except where a shorter period is required by the Code for certain ISOs or where the Board or Committee selects a shorter period at the time of any discretionary period. Options are scheduled to expire ten years from the date of grant, five years in the case of a ten-percent stockholder. The Common Stock subject to the Stock Rights shall be authorized by unissued shares of Common Stock, par value $0.01, or shares of Common Stock reacquired by the Company in any manner, including purchase, forfeiture or otherwise. The aggregate number of shares of Common Stock which may be issued pursuant to the Plan is 5,000,000. As of March 31, 2011, 1,862,501 shares were available under the Plan for future grants.

As described in Notes 13 and 19, an Amended Agreement was executed with the Commercial Lender and Palm Beach Capital Fund 1 and a personal guaranty was provided by the Company’s Chairman and Chief Executive Officer. In connection with this guarantee, a warrant was issued to the Company’s Chairman and Chief Executive Officer to purchase 839,105 shares of Common Stock pursuant to the Plan. The fair value of the warrant issued in connection with this Amended Agreement was $3.8 million, which was recorded as Deferred debt issuance costs and Additional paid-in capital in the accompanying consolidated balance sheet at December 31, 2010, which is being amortized to interest expense over the remaining term of the Amended Agreement (including the optional extension period) using the effective interest method (see Note 13). During February and March 2011, this individual exercised the warrant and was issued 839,105 shares of the Company’s Common Stock, sold 591,900 such shares to an unrelated party (see Note 15). As this warrant was issued to the Company’s Chairman and Chief Executive Officer, this transaction is deemed to be a related party transaction (see Note 19).

On January 5, 2011, the Company granted Digital Domain’s Chief Executive Officer the option to purchase 517,000 shares of Common Stock at $0.01 per share that vested immediately and the option to purchase an additional 300,000 shares at $3.00 per share vesting quarterly over two years pursuant to the Plan. As these options were issued to Digital Domain’s Chief Executive Officer, these transactions are deemed to be related party transactions (see Note 19).

Subsequent to the period ended March 31, 2011, additional stock option grants were awarded to three individuals to purchase an aggregate of 241,000 shares of Common Stock at $9.63 per share vesting in accordance with the individual grant agreements.

Options under the Plan are accounted for in accordance with FASB ASC Topic 718, Compensation-Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The expected term of all options granted represents the time that the options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury’s yield curve in effect at the time of the grant.

For the year ended December 31, 2010, the three months ended March 31, 2011 and the three months ended March 31, 2010, volatility ranged from 43.5% to 51.7%, 43.5% to 73.1%, and 46.29% to 46.29%,

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

respectively. For the year ended December 31, 2010, the three months ended March 31, 2011 and the three months ended March 31, 2010, the expected term in years was 9.7 years, 9.0 years and 9.8 years, respectively, there were no expected dividends, and the risk free rate ranged from 0.8% to 2.9%, 0.8% to 3.5% and 2.9% to 2.9%, respectively.

A summary of activity under the Plan is as follows:

	Shares	Weighted-average Exercise Price per Share	Weighted-average Remaining Contractual Term (Years)
Outstanding at January 1, 2010	—	—	—
Granted	2,805,762	$2.39	8.1
Forfeited/Expired	—	—	—
Outstanding at December 31, 2010	2,805,762	$2.39	8.1
Granted	1,170,842	$2.34	8.7
Exercised	(839,105)	$0.01	—
Forfeited/Expired	—
Outstanding at March 31, 2011 (unaudited)	3,137,499	$3.01	7.6
Vested or expected to vest at March 31, 2011 (unaudited)	3,137,499	$3.01	7.6
Exercisable at March 31, 2011 (unaudited)	1,117,538	$2.58	8.6

For the year ended December 31, 2010 and the three months ended March 31, 2011, the estimated grant date fair value of the options granted was $4.98 and $5.92, respectively. No options were cancelled or exercised during the year ended December 31, 2010. No options were cancelled and 839,105 options were exercised by the Company’s Chairman and Chief Executive Officer as described above during the three months ended March 31, 2011. At December 31, 2010, of the 2,805,762 options granted to purchase shares of the Company’s Common Stock, 684,526 were designated to be ISOs to the extent permissible. At March 31, 2011, of the 3,137,499 options granted to purchase shares of the Company’s Common Stock, 784,526 were designated to be ISOs to the extent permissible.

There was intrinsic value of options vested or expected to vest and exercisable at December 31, 2010, March 31, 2011 and March 31, 2010 of $6.2 million, $11.8 million and $nil, respectively.

Exercise prices for options outstanding as of December 31, 2010 and March 31, 2011 ranged from $0.01 to $5.10 and $0.01 to $9.63, respectively. The weighted-average remaining contractual life of those options is 8.1 years and 7.6 years, respectively.

As of December 31, 2010 and March 31, 2011, there was $4.4 million and $5.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan, respectively. That cost is expected to be recognized over a weighted-average period of 1.8 years and 1.6 years, respectively. The total fair value of shares vested during the year ended December 31, 2010, the three months ended March 31, 2011 and the three months ended March 31, 2010 was $4.6 million, $5.8 million and $nil, respectively.

Total stock option compensation expense for the year ended December 31, 2010, the three months ended March 31, 2011 and the three months ended March 31, 2010 was $1.0 million, $4.3 million and $0.1 million, respectively. No share-based compensation costs have been capitalized as an asset.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

Subsidiary Stock Option Plans and Restricted Stock

As of March 31, 2011, Digital Domain has two share-based compensation plans, which are described below. The compensation cost that has been charged against continuing operations related to stock options was $0.9 million, $0.3 million, $0.8 million, $1.8 million, $0.1 million and $0.3 million for the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 and the three months ended March 31, 2010, respectively. The compensation cost charged against the Discontinued Operations related to stock options was $nil, $nil, $47,000, $69,000, $nil and $nil for the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 and the three months ended March 31, 2010, respectively. Digital Domain has not capitalized as an asset any stock-based compensation costs.

Digital Domain General Common Stock Equity Plan — In September 2006, the Digital Domain 2006 General Common Stock Equity Plan (the “Digital Domain Equity Plan”) was established to grant options or restricted stock to current, prospective and former employees, directors and consultants covering up to 2,382,861 shares of Digital Domain’s Common Stock. On March 26, 2008, Digital Domain’s Board of Directors approved an amendment to the Digital Domain Equity Plan that (i) increases the aggregate number of shares reserved thereunder to 2,716,195 and (ii) provides for an annual increase to such number of shares to be added on the first day of each fiscal year equal to the lesser of (a) 333,333 shares, (b) 3.0% of the aggregate number of shares of Digital Domain’s Common Stock outstanding on such date, or (c) a lesser amount determined by Digital Domain’s Board of Directors. As of March 31, 2011, 3,050,542 shares were available under the Digital Domain Equity Plan for future grants of options or restricted stock.

Option awards under the Digital Domain Equity Plan are to be issued at no less than 100% of the fair market value of the underlying shares on the grant date. Options generally vest semi-annually in eight equal installments over a four-year period from the grant date, provided there has not been a termination of the participant’s service as of any vesting date. Options are scheduled to expire ten years from the date of grant, five years in the case of a ten-percent stockholder.

Restricted stock awards (“RSAs”) under the Digital Domain Equity Plan may not be issued for consideration less than 85% (100% if granted to a ten-percent stockholder) of the fair market value of the underlying shares on the grant date or on the date the purchase is completed. The terms and vesting period for each RSA will be set forth in the individual award agreements. However, the award cannot have an expiration date that is more than ten years after its grant date.

For the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 and the three months ended March 31, 2010, there have been no issuances of RSAs under the Digital Domain Equity Plan. There were RSAs that were granted outside of the Digital Domain Equity Plan in connection with the acquisition of The Foundry which are discussed further below.

Subsequent to the period ended March 31, 2011, Digital Domain granted the Company’s Chairman and Chief Executive Officer the option to purchase 1,500,000 shares of Digital Domain’s Common Stock at $0.001 per share that vested immediately pursuant to the Digital Domain Equity Plan. This grant was in recognition of services rendered in this individual’s capacity as Digital Domain’s Chairman. As these options were issued to the Company’s Chairman and Chief Executive Officer, this transaction is deemed to be a related party transaction (see Notes 19 and 21).

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

Options under the Digital Domain Equity Plan are accounted for in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model that uses the assumptions noted in the table below. The stock price volatility used in the valuation model is based on the historical volatilities of public companies that are comparable to Digital Domain in type of business and size of revenue consistent with the expected lives of the stock options because Digital Domain believes this is a reasonable representation of future volatility. Digital Domain granted no options after December 31, 2008, with the exception of the grant awarded to the Company’s Chairman and Chief Executive Officer discussed above, and estimated the expected life of each stock option granted in the year ended December 31, 2008 using the short-cut method permissible under the Securities and Exchange Commission Staff Accounting Bulletin Topic 14, Share-Based Payment (“SAB 107”), which utilizes the weighted-average expected life of each tranche of the stock option, determined based on the sum of each tranche’s vesting period plus one-half of the period from the vesting date of each tranche to the stock option’s expiration. The risk-free interest rate is based on the implied yield available on U.S. Treasury securities with a term equivalent to the expected life of the stock option. Additionally, Digital Domain uses historical data and management judgment to estimate stock option exercise behavior and employee turnover rates to estimate the number of stock option awards that will eventually vest.

The fair value of share-based payment awards was estimated using the Black-Scholes-Merton option pricing model with the following assumptions and weighted-average fair value for the options issued:

Year Ended December 31, 2008
Weighted-average volatility	57%
Expected dividends	$—
Expected term (in years)	6.25
Weighted-average risk-free interest rate	2.82%

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

A summary of option activity and related information under the Digital Domain Equity Plan is as follows:

	Shares	Weighted-average Exercise Price per Share	Weighted-average Remaining Contractual Term (Years)
Outstanding at December 31, 2007	1,875,394	$7.15	9.2
Granted	16,665	$8.40	—
Forfeited/Expired	(179,581)	$6.88	—
Outstanding at December 31, 2008	1,712,478	$7.19	6.6
Granted	—	—	—
Forfeited/Expired	(500,164)	$7.01	—
Outstanding at December 31, 2009	1,212,314	$7.26	7.4
Granted	—	—	—
Forfeited/Expired	(443,018)	$7.64	—
Outstanding at December 31, 2010	769,296	$7.05	6.3
Granted	—
Forfeited/Expired	(103,644)	$8.32	—
Outstanding at March 31, 2011 (unaudited)	665,652	$6.85	6.0
Vested or expected to vest at March 31, 2011 (unaudited)	662,099	$6.84	6.0
Exercisable at March 31, 2011 (unaudited)	634,751	$6.77	6.0

There was no intrinsic value of options outstanding, vested or expected to vest, and exercisable at December 31, 2010, March 31, 2011 or March 31, 2010, as the estimated fair value of Digital Domain’s Common Stock was less than the exercise price of those options.

Exercise prices for options outstanding as of December 31, 2010 and March 31, 2011 ranged from $6.00 to $8.40 for each period. The weighted-average remaining contractual life of those options is 6.3 years and 6.0 years, respectively.

As of December 31, 2010 and March 31, 2011, there was $0.4 million and $0.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Digital Domain Equity Plan, respectively. That cost is expected to be recognized over a weighted-average period of 0.6 years and 0.5 years, respectively. The total fair value of shares vested during the year ended December 31, 2010, the 2009 Consolidated Period, the 2009 Predecessor Period, the year ended December 31, 2008, the three months ended March 31, 2011 and the three months ended March 31, 2010 was $0.7 million, $1.1 million, $1.8 million, $0.6 million, $0.2 million and $0.3 million, respectively.

Digital Domain Productions’ Stock Option Plan — Digital Domain Productions’ 1995 Stock Option Plan (the “Digital Domain Productions Plan”) authorized the grant of options to employees, directors, consultants and advisors of Digital Domain Productions for up to 14,143,921 shares of Digital Domain Productions’ Common Stock. The options were issued at exercise prices greater than or equal to the estimated fair value of the Digital Domain Productions’ Common Stock as of the grant date, vest over a four-year period

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

and expire ten years from the date of grant or at such earlier date as the Board of Directors may otherwise specifically determine in granting such option. As of December 31, 2006, the Digital Domain Productions Plan had expired and therefore, there will be no further grants under this plan. Any options exercised will create a non-controlling interest in Digital Domain Productions.

A summary of option activity and related information under the Digital Domain Productions Plan is as follows:

	Shares	Weighted-average Exercise Price per Share
Outstanding at December 31, 2007	735,250	$0.96
Granted	—	—
Forfeited/Expired	(121,000)	$1.56
Outstanding at December 31, 2008	614,250	$0.84
Granted	—	—
Forfeited/Expired	(173,250)	$1.17
Outstanding at December 31, 2009	441,000	$0.82
Granted	—	—
Forfeited/Expired	(132,000)	$1.10
Outstanding at December 31, 2010	309,000	$0.75
Granted	—
Forfeited/Expired	(42,000)	$0.81
Outstanding at March 31, 2011 (unaudited)	267,000	$0.74
Vested or expected to vest at March 31, 2011 (unaudited)	267,000	$0.74
Exercisable at March 31, 2011 (unaudited)	267,000	$0.74

There was no intrinsic value of options outstanding, vested or expected to vest, and exercisable at December 31, 2010, March 31, 2011 or March 31, 2010, as the estimated fair value of Digital Domain Productions’ Common Stock was less than the exercise price of those options.

Exercise prices for options outstanding as of December 31, 2010 and March 31, 2011 ranged from $0.70 to $1.00 for each period. The weighted-average remaining contractual life of those options is 1.9 years and 1.7 years, respectively.

Digital Domain Restricted Stock — In connection with the acquisition of The Foundry in March 2007, Digital Domain issued 522,869 shares of restricted stock as a portion of the purchase consideration. This restricted stock was not issued under the Digital Domain Equity Plan. The restricted common stock has an aggregate value of $3.9 million based on a price per share equal to the restricted stock value of $7.50 per share.

The restricted stock (1) vests annually over three years, (2) is non-transferable and (3) is subject to adjustment for subdivisions, combinations or other corporate transactions that impact the common shares. In addition, all stockholders except for one were required to remain employed (the “continuing employees”) in order to receive the rights under the restricted stock agreements. The restricted stock issued to the continuing employees represents compensation for post-acquisition services and is recognized as compensation expense ratably over the period the restricted stock vests.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

16. STOCK OPTION PLANS AND SUBSIDIARY RESTRICTED STOCK - (continued)

As further discussed in Note 20, Digital Domain sold The Foundry in June 2009. Digital Domain has determined that the restricted stock will continue to be issued in the amounts and at the dates as originally stipulated (including the final issuance of such restricted stock in 2010). Since the individuals that will be issued restricted stock no longer performed services for Digital Domain after the sale of The Foundry, during the 2009 Predecessor Period, Digital Domain recognized the remaining unrecognized compensation expense. During the 2009 Predecessor Period and the year ended December 31, 2008, the restricted stock awards (“RSAs”) resulted in an expense of $1.6 million and $1.3 million, respectively. All of this expense is included in the Discontinued Operations in the accompanying consolidated statements of operations.

The following table summarizes the restricted stock award activity:

	Restricted Stock Awards	Weighted- Average Grant-Date Fair Value Per Share
Unvested RSAs outstanding – December 31, 2007	522,869	7.50
Vested	(174,189)	7.50
Unvested RSAs outstanding – December 31, 2008	348,680	7.50
Vested	(165,956)	7.50
Unvested RSAs outstanding – December 31, 2009	182,724	7.50
Vested	(182,724)	7.50
Unvested RSAs outstanding – December 31, 2010	—	—
RSAs expected to vest – December 31, 2010	—	—

17. RETIREMENT PLAN

Digital Domain has adopted a qualified tax-deferred retirement plan (“Retirement Plan”) for all of its eligible employees. Under the Retirement Plan, as amended on November 1, 2002, each participant is permitted to make voluntary contributions not to exceed the lesser of 60% of his or her respective compensation or the applicable statutory limitation, and is immediately 100% vested. The Retirement Plan was amended on January 1, 2007 to allow for safe-harbor matching contributions. Under the terms of the safe-harbor match, each employee is immediately 100% vested in the matching contribution. The matching contributions are made on an annual basis to all employees who participated in the Retirement Plan during the preceding year. In January 2010, Digital Domain cancelled its safe-harbor matching contribution for the calendar year 2010 but maintained the plan for employee contributions.

Expenses related to these contributions totaled $1.0 million, $0.7 million, and $1.2 million for the 2009 Consolidated Period, 2009 Predecessor Period, and the year ended December 31, 2008, respectively. The Parent Company did not have a retirement plan as of December 31, 2010.

18. SEGMENT INFORMATION

FASB ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments. This guidance requires segmentation based on the Company’s internal organization and reporting of revenue and operating income based upon internal accounting methods. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker is the Company’s Chairman and Chief Executive Officer. The

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

18. SEGMENT INFORMATION - (continued)

Company’s three segments are Feature Films, Commercials and Animation Studio. These segments are presented in the way the Company internally manages and monitors performance. The Company’s reporting systems present various data for management to operate the business. However, certain expenses are not allocated to the various segments (primarily consisting of support staff salaries and benefits, fees for outside professional services, insurance costs, and utilities costs, all of which are included in Selling, general and administrative expenses), and thus a reconciliation is provided between the consolidated financial statements and the combined segments. Interest and other income are not allocated to the various segments, as the chief operating decision maker does not evaluate segment operations beyond the income (loss) from operations level.

The types of products provided by each segment are summarized below:

Feature Films

The Company is hired by studios and producers to provide digital effects for an in-process film or a project in the development stage. Typically, the Company enters into a fixed-price contract with the studio calling for a significant portion of the contract amount to be paid in advance, with progress payments made over the life of the project.

Commercials

The Company is hired by advertising agencies, commercial directors and/or advertisers to provide visual effects and/or animation for all advertising media. Typically, the Company enters into a fixed-price contract with the advertising agency calling for a significant portion of the contract amount to be paid in the early stages of the project.

Animation Studio

The Company’s animation feature film business focuses on the development of original full-length, family-oriented CG animated feature films.

Corporate/Other

The Company is the recipient of government stimulus financing, including cash, donations of land, building and equipment financing and tax incentives from multiple governmental entities (see further grant disclosure in Note 6). These grants are reflected in the Corporate/Other segment.

Discontinued Segment — Software

During the year ended December 31, 2008, the Predecessor committed to a plan to sell its wholly-owned subsidiary, The Foundry, a visual effects software developer, which included the net assets relating to the Predecessor’s compositing software product Nuke (collectively, the “Discontinued Operations”). See Note 20 for further discussion. The results of operations for the Discontinued Operations are excluded from the segment financial information.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

18. SEGMENT INFORMATION - (continued)

Segment financial information is as follows (in thousands):

	Successor		Predecessor		Successor
	Year Ended December 31, 2010	For the Period January 7 (the inception date) through December 31, 2009	For the Nine Months Ended September 30, 2009	Year Ended December 31, 2008	For the Three Months Ended
					March 31, 2011	March 31, 2010
					(Unaudited)
Revenues:
Digital Production:
Feature Films	$82,652	$12,973	$41,557	$62,407	$31,605	$13,215
Commercials	19,207	2,609	6,803	21,537	6,299	4,729
Animation Studio	—	—	—	1,196	—	—
Corporate/Other	3,340	6,800	—	—	653	1,584
Total revenues	105,199	22,382	48,360	85,140	38,557	19,528
Costs and expenses:
Digital Production:
Feature Films	68,960	9,855	38,849	59,967	26,231	11,374
Commercials	15,711	2,357	6,597	19,041	5,144	3,993
Animation Studio	48	—	34	2,542	—	—
Corporate/Other	34,938	7,094	15,160	28,148	14,129	6,482
Total costs and expenses	119,657	19,306	60,640	109,698	45,504	21,849
Operating (loss) income:
Digital Production:
Feature Films	13,692	3,118	2,708	2,440	5,374	1,841
Commercials	3,496	252	206	2,496	1,155	736
Animation Studio	(48)	—	(34)	(1,346)	—	—
Corporate/Other	(31,598)	(294)	(15,160)	(28,148)	(13,476)	(4,898)
Total operating (loss) income	$(14,458)	$3,076	$(12,280)	$(24,558)	$(6,947)	$(2,321)
Revenues:
United States	$91,623	$22,382	$48,360	$85,140	$31,212	$18,758
Canada	13,576	—	—	—	7,345	770
Total	$105,199	$22,382	$48,360	$85,140	$38,557	$19,528

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

18. SEGMENT INFORMATION - (continued)

The Feature Films and Commercials segments have historically represented the majority of the Company’s operations. The revenue for each of the segments is derived from external customers. Revenue is attributed to a geographical region predicated upon the country from which the sale originated. A majority of all revenues have been generated in the United States from customers located in the United States. The Company does not assess segments at the asset level.

During the periods presented, different customers accounted for more than ten percent of Feature Film or Commercial revenues. A summary of customers who represent greater than ten percent of revenues for Feature Film and Commercial Segments, by period, is as follows:

	Year Ended December 31, 2010		For the Period from January 1, 2009 (the inception date) through December 31, 2009		For the Nine Months Ended September 30, 2009		Year Ended December 31, 2008
	Commercial	Feature	Commercial	Feature	Commercial	Feature	Commercial	Feature
Customer A	—	57%	16%	45%	—	38%	—	—
Customer B	—	15%	—	—	—	—	—	—
Customer C	—	11%	—	—	—	—	—	—
Customer D	14%	—	10%	—	—	—	—	—
Customer E	18%	—	—	—	—	—	—	—
Customer F	—	—	—	—	16%	—	14%	—
Customer G	—	—	—	—	12%	—	—	—
Customer H	—	—	—	—	—	22%	—	—
Customer I	—	—	—	—	—	17%	—	—
Customer J	—	—	—	54%	—	14%	—	—
Customer K	—	—	11%	—	—	—	—	—
Customer L	—	—	19%	—	—	—	—	—
Customer M	—	—	—	—	—	—	11%	—
Customer N	—	—	—	—	—	—	—	25%
Customer O	—	—	—	—	—	—	—	44%
Customer P	—	—	—	—	—	—	—	17%

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

19. RELATED PARTY TRANSACTIONS

Acquisition of Digital Domain and Purchase of Royalty Rights — In October 2009, the Company acquired an effective controlling interest in Digital Domain. The Chairman and Chief Executive Officer of the Company, who is a controlling stockholder of the Company, and the Board Member, Chief Financial Officer and former President of the Company are the current Chairman and a former Secretary and Vice President and current Board member of Digital Domain, respectively. See Note 2 for additional information regarding the acquisition. Concurrent with the acquisition of Digital Domain, the Company acquired Digital Domain’s ongoing rights to participations in profits of the movie Titanic for $1.0 million.

Chairman and Chief Executive Officer of the Company and Chairman of Digital Domain — Prior to the acquisition by the Company of Digital Domain, the Chairman and Chief Executive Officer of the Company transferred to the Company 1,691,667 shares of the Common Stock of Digital Domain, as more fully described in Note 2, and an existing $8.0 million note (the “Existing Note”). The Company assumed the Existing Note, acquired 1,691,667 shares and paid $0.5 million in cash. This transaction was consummated through the issuance of a new note from a commercial lender to us (the “New Note”) and the simultaneous cancelation of the Existing Note. The Company used cash reserves to fund the cash portion of the purchase. The Chairman and Chief Executive Officer of the Company guaranteed the Company’s repayment obligations under the New Note, as more fully described in Note 13. In connection with capital raising services provided in 2009, Digital Domain paid an affiliated company of this individual transaction fees amounting to $0.5 million.

On March 31, 2010, this individual personally guaranteed payment of the incremental principal amount of $2.0 million under the Replacement Note and was compensated $0.1 million, as more fully described in Note 13.

On May 27, 2010, this individual personally guaranteed payment by the Company to the Former Co-Chairman of Digital Domain of $3.0 million in the event of a default on such payment as more fully described below and in Note 13.

On September 30, 2010, this individual personally guaranteed repayment of a loan to the Company and received warrants for Common Stock equivalents totaling 839,105 shares, as more fully described in Notes 13, 14 and 16.

The Company paid this individual, consulting fees of $0.1 million for services rendered during the year ended December 31, 2010. Digital Domain paid this individual, consulting fees of $0.1 million for services rendered during each of the years ended December 31, 2009, the 2009 Predecessor Period, and the year ended December 31, 2008.

In August 2010, this individual was listed as a Director of an Electioneering Communications Organization. The Company made three cash payments totaling $0.1 million to the organization between August 2010 and October 2010.

In 2011, the Company’s Chairman and Chief Executive Officer exercised 839,105 warrants and received shares of the Company’s Common Stock, as more fully described in Notes 15 and 16.

On June 3, 2011, Digital Domain granted the option to purchase 1,500,000 shares of Digital Domain’s Common Stock to this individual. These options have an exercise price of $.001 per share and were immediately vested, and are more fully described in Notes 16 and 21.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

19. RELATED PARTY TRANSACTIONS - (continued)

Board Member, Chief Financial Officer and Former President of the Company and Former Secretary and Vice President and Current Board Member of Digital Domain — Prior to the Company’s acquisition of Digital Domain, this individual sold 50,000 shares of Common Stock of Digital Domain to the Company for $0.2 million, as more fully described in Note 2. The amount paid by the Company in excess of the individual’s original basis in these shares was recorded as a distribution to stockholder. This individual became a Board Member of Digital Domain during the year ended December 31, 2010.

Digital Domain paid a salary to this individual amounting to $0.1 million for both the 2009 Predecessor Period and the year ended December 31, 2008.

Former Co-Chairman of Digital Domain — Digital Domain periodically creates digital imagery for feature films and commercials for which this individual is the director, or his production company is the producer. This individual was once a significant stockholder of Digital Domain. Revenues to Digital Domain from one feature film associated with this individual or his production company amounted to $8.9 million during the year ended December 31, 2010. Revenues to Digital Domain from one feature film and two commercials associated with this individual or his production company amounted to $7.8 million during the 2009 Predecessor Period. Revenues to Digital Domain for one feature film associated with this individual or his production company amounted to $3.3 million for the year ended December 31, 2008. Revenues to Digital Domain from one feature film associated with this individual or his production company amounted to $10.5 million and $nil for the three months ended March 31, 2011 and 2010, respectively.

In addition, in May 2010 the Company purchased this individual’s entire outstanding holdings of Common Stock in Digital Domain, and Digital Domain issued to this individual warrants to purchase additional shares of Digital Domain’s Common Stock. The consideration paid by the Company for the shares purchased was an aggregate of $3.0 million in the form of cash and a short-term note agreement. The note agreement is personally guaranteed by the Company’s Chairman and Chief Executive Officer. This outstanding balance under the note agreement was $0.5 million as of December 31, 2010. The note agreement was paid in full subsequent to December 31, 2010. See Note 14 for further discussion of the terms underlying the warrants.

Chief Executive Officer of Digital Domain Productions — In January 2011, the Company granted the option to purchase 817,000 shares of the Company’s Common Stock to this individual, as more fully described in Note 16.

Sale of The Foundry — In June 2009, Digital Domain sold The Foundry, its UK software subsidiary, to certain of the subsidiary’s management. The transaction was financed by a third-party private equity firm and by an affiliate of Falcon, Digital Domain’s holder of Senior Secured Notes and warrants to acquire its Series B Preferred Stock. The transaction was required under terms of the renegotiated debt agreements between Digital Domain and Falcon entered into in January 2009, as more fully described in Note 13. Falcon retired a portion of its Senior Secured Notes in Digital Domain in connection with this transaction. The cash proceeds of the transaction were primarily used to pay down principal on notes payable and for redemption of Series A Preferred Stock issued to the Falcon affiliate. For additional information relating to the sale of The Foundry, refer to Note 20.

Resignation from the Board of Directors of Digital Domain by Falcon Investments — In May 2010, Falcon Investments, the holder of Digital Domain’s Senior Secured Debt, resigned from the Board of Directors of Digital Domain.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

19. RELATED PARTY TRANSACTIONS - (continued)

Issuance of Company Common Stock in Exchange for Digital Domain Common Stock with Advisory Board Member and former Digital Domain director — On December 1, 2010, the Company issued 100,000 shares of Common Stock to an Advisory Board Member and former director of Digital Domain in exchange for 83,333 shares of Common Stock of Digital Domain held by this individual.

Litigation and purchase of Digital Domain Common Stock involving the Former Chief Executive Officer and Board Member of Digital Domain — See disclosure at Note 12.

Litigation involving the Principal of a Digital Domain Stockholder  — See disclosure at Note 12.

Litigation involving the Former Digital Domain President and Chief Executive Officer — See disclosure at Note 12.

Litigation Involving In-Three Lease Premises — See Notes 2, 12 and 21 for disclosures related to the acquisition of In-Three, In-Three litigation and subsequent events, respectively.

20. DISCONTINUED OPERATIONS — THE FOUNDRY

During the year ended December 31, 2008, the Predecessor committed to a plan to sell its wholly-owned subsidiary, The Foundry, a visual effects software developer, which included the net assets relating to the Predecessor’s compositing software product Nuke (collectively, the “Discontinued Operations”). The Foundry was acquired in March 2007 and began selling and marketing Nuke in April 2007. In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in effect as of January 1, 2007(now incorporated into and superseded by FASB ASC Subtopic 205-20, Discontinued Operations), the assets and liabilities of the Discontinued Operations are classified as held for sale and its operations reported as discontinued operations. In the consolidated statements of cash flows, the cash flows of discontinued operations are not separately classified or aggregated, and are reported in the respective categories with those of continuing operations.

On June 2, 2009, the Predecessor sold all the outstanding shares in The Foundry. The buyers consisted of The Foundry’s management group, a third-party private equity firm, and Falcon, Digital Domain’s Senior Secured Lender. The consideration totaled $12.0 million, consisting of $6.1 million of Senior Secured Notes retired and $5.9 million of cash. The cash was used to redeem all of Digital Domain’s Senior Preferred Stock for $1.3 million, repay $4.4 million of the Senior Secured Notes, and to pay transactional fees incurred by the Predecessor of $0.2 million. In addition, the Predecessor was granted a perpetual license to use of the composting software product Nuke and other plug-in software products sold by The Foundry.

Additional Significant Accounting Policies Specific to Discontinued Operations:

Accounts Receivable — Accounts receivable consists of amounts due from the sale of software and is recorded at the invoiced amount. Digital Domain evaluates the collectability of its accounts receivable based on known collection risks and historical experience. The provision for uncollectible accounts was $nil for the year ended December 31, 2008. The allowance for uncollectable accounts was approximately $24,000 as of December 31, 2008.

Software Development Costs — Software development costs incurred in conjunction with product development are charged to research and development expense (“R&D”), which is a component of Selling, general and administrative expenses, until technological feasibility is established. R&D costs include salaries, departmental expenses and overhead and related allocated expenses. For the periods presented, Digital Domain did not capitalize any software development costs, because the costs incurred between the time technological

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

20. DISCONTINUED OPERATIONS — THE FOUNDRY - (continued)

feasibility was established and the time the product was released for sale were not significant. R&D costs for the year ended December 31, 2008 was approximately $2.4 million.

Software Revenue — Digital Domain’s software products consist of its compositing software product Nuke and plug-in applications that work with Nuke and various third-party software products used by visual effects professionals to solve image processing problems.

Digital Domain’s software revenue is derived from perpetual software licenses and, for Nuke, related maintenance arrangements consisting of technical support and software updated on a when-and-if available basis. Digital Domain applies the provisions of FASB ASC Topic 985-605, Software Revenue Recognition.

Revenue is recognized when all four of the following criteria are met:

•	Evidence of an Arrangement — Digital Domain either enters into license contracts or receives written purchase orders issued by the customer as evidence of an arrangement.
•	Delivery — Delivery is considered to occur for licensed software when Digital Domain has made the software available for electronic download and the customer has been provided access codes that allow for immediate possession of the software. Maintenance revenue is considered delivered ratably over the applicable maintenance period.
•	Fixed or Determinable Fee — Digital Domain considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within its normal established practices (net 30 days).
•	Collection is Deemed Probable — Collection is deemed probable if Digital Domain has a reasonable basis to expect that the customer will pay amounts under the arrangement as payments become due.

All of Digital Domain’s licenses for Nuke are bundled with maintenance. Digital Domain applies the residual method of FASB ASC Topic 985-605, Software Revenue Recognition, to these arrangements whereby the estimated fair value of maintenance is initially deferred with the residual value of the arrangement being recognized upon delivery as long as the other recognition criteria specified above have been met. The fair value of maintenance is determined based on vendor-specific objective evidence (“VSOE”), which is established based on analysis of the price paid for maintenance when it is sold separately from the related software licenses. Digital Domain recognizes all maintenance revenue ratably over the applicable maintenance period, which is typically one year. Digital Domain does not currently enter into explicit maintenance arrangements with the customers of its plug-in applications; however, technical support and software updates are provided on a limited basis. Maintenance related to plug-in applications is recognized upon delivery, subject to the recognition criteria specified above, because the maintenance related to plug-in applications is provided over periods less than a year, has historically been and is expected to be minimal and infrequent, and the estimated costs of providing the maintenance are insignificant.

A significant portion of Digital Domain’s software licenses are sold through resellers. Selling prices are fixed and determinable upon delivery, as most resellers are not “stocking dealers.” Access codes delivered electronically to the resellers allow only the ultimate end-user customer of the dealer to access the software. Accounts billed are generally due within 30 days and Digital Domain does not have arrangements that include allowances or other credits to the reseller.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

20. DISCONTINUED OPERATIONS — THE FOUNDRY - (continued)

Employee Benefit Plan — The Foundry maintains a defined-contribution pension plan. The Foundry makes matching contributions between 3% and 5% and expenses related to these contributions totaled $0.1 million for the period ended June 2, 2009, $0.1 million for the year ended December 31, 2008.

Profit/Loss from Discontinued Operations — The following table summarizes the results of Discontinued Operations for the period ended June 2, 2009 and the year ended December 31, 2008 (in thousands):

	For the Period from January 1 through September 30, 2009	For the Year Ended December 31, 2008
Revenue	$3,584	$7,960
Costs and expenses:
Cost of revenues	123	256
Selling, general and administrative expenses	4,167	7,764
Total costs and expenses	4,290	8,020
Operating loss	(706)	(60)
Other income and (expense):
Interest and investment income	3	19
Interest expense:
Amortization of discount and issuance costs on notes payable	(1,334)	(1,095)
Interest expense on notes payable	(389)	(1,592)
Interest expense – other	—	(102)
Other income	(3)	566
Loss from discontinued operations before income taxes	(2,429)	(2,264)
Gain on sale of discontinued operations	9,241	—
Income tax expense	—	(5)
Profit (loss) from discontinued operations- net of tax	$6,812	$(2,269)

In accordance with FASB ASC Subparagraph 205-20-45-6, expense incurred on the notes payable that is required to be repaid as a result of the sale has been allocated to discontinued operations for the periods presented and is included in interest expense. During the period ended June 2, 2009 and the year ended December 31, 2008 interest expense, including amortization of discount and issuance costs, allocated to the discontinued operations were approximately $1.7 million and $2.8 million, respectively.

21. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date on which the consolidated financial statements were issued. The following subsequent events occurred:

Main Street Lease

In July 2010, Digital Domain exercised its option to renew the lease at Main Street in Venice, California through December 2013. In December 2010, Digital Domain entered into an agreement with the landlord and an unrelated third party (as a prospective replacement tenant) to vacate the Main Street location. Under the terms of the agreement, the third party paid Digital Domain $1.0 million in January 2011, $0.3 million in April 2011, and will pay $0.2 million upon vacating the sublease portion of the space on or before November 30, 2011. Digital Domain vacated the building on April 22, 2011.

DIGITAL DOMAIN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Successor — for the Year Ended December 31, 2010, for the Period from January 7, 2009
(the inception date) Through December 31, 2009,
for the Three Months ended March 31, 2011 and 2010 (unaudited);
Predecessor — for the Nine Months ended September 30, 2009
and for the Year Ended December 31, 2008

21. SUBSEQUENT EVENTS - (continued)

State of Florida Cash Grant Agreement

On April 7, 2011, the fourth and final tranche payment of $4.0 million was received from the State of Florida (see Note 6 for further discussion).

Notes Payable & Related Financing Transactions

On April 15, 2011, Palm Beach Capital Fund 3 exercised its option to invest the final $2.0 million from the remaining capacity of the Company’s Junior Debt agreement (see Note 13 for further discussion).

Falcon Paydown

On April 15, 2011, the Company purchased Falcon’s Series B Warrants for $5 million in cash (see Note 14 for further discussion).

DDI Agreement

In April 2011 the Company entered into an agreement with FSU relating to DDI. See Note 6 for further discussion.

In-Three Litigation

In-Three Litigation — On April 21, 2011, a complaint was filed related to In-Three’s office lease obligations naming In-Three, Digital Domain Productions, and the Company as defendants. The Plaintiff dismissed Digital Domain Productions and the Company as defendants on June 24, 2011. See Notes 2, 12 and 19 for disclosures related to the acquisition of In-Three, In-Three litigation and related party transaction, respectively.

West Palm Beach, Florida School Lease

On May 1, 2011, DDI leased office space in West Palm Beach, Florida. This lease expires on December 31, 2012 and calls for rent of $15,000 to be paid monthly (see Note 6 for further discussion).

Equipment Financing

On May 23, 2011, PBC Digital Holdings II, LLC provided the Company $2.0 million in equipment financing. The proceeds were used to make the final installment payment for equipment that had been previously purchased. This equipment financing is secured by computer and technology equipment, is due no later than May 23, 2012, and bears interest at 8% per annum for the first 90 days and 12% thereafter (see Note 13 for further discussion).

West Palm Beach Community Redevelopment Agency (CRA) Cash Grant Agreement

On May 27, 2011, DDI received the first payment of $2.0 million under this grant agreement (see Note 6 for further discussion).

Stock Compensation Award

On June 3, 2011, Digital Domain granted 1.5 million options to the Chairman and Chief Executive Officer of the Company. These options have an exercise price of $.001 per share and were immediately vested.

Mountain Technologies AG Investment

On June 21, 2011, Mountain Technologies AG invested $2.5 million in Digital Domain and received 1,500,001 shares of Common Stock in Digital Domain.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
In-Three, Inc.

We have audited the accompanying balance sheets of In-Three, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of In-Three, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ SingerLewak LLP
Los Angeles, California
May 13, 2011

IN-THREE, INC.

BALANCE SHEETS
(In thousands, except for share data)

	December 31, 2009	December 31, 2008	September 30, 2010
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$91	$387	$116
Accounts receivable, net of allowance for doubtful accounts	4	256	4
Deferred cost on uncompleted contracts	1,552	1,482	—
Other current asset	79	—	—
Total current assets	1,726	2,125	120
Property and equipment, net	156	73	107
Deposits	101	101	105
Deferred rent	51	—	—
Patents, net of accumulated amortization of $72, $57 and $86, as of December 31, 2009, December 31, 2008 and September 30, 2010, respectively	242	249	250
Total assets	$2,276	$2,548	$582
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$91	$156	$242
Accrued expenses	234	164	156
Deferred revenue	760	513	2,700
Accrued legal fees	1,385	1,385	1,385
Accrued interest payable	3,233	1,897	4,387
Accrued contract losses	884	1,395	—
Unsecured notes payable	10,250	4,250	12,200
Notes payable to stockholder	10,140	10,140	10,140
Total current liabilities	26,977	19,900	31,210
Deferred rent	—	48	163
Total liabilities	26,977	19,948	31,373
Stockholders’ deficit:
Preferred stock ($0.001 par value, 100,000,000 shares authorized, 0, 0, and 0 shares issued and outstanding as of December 31, 2009, December 31, 2008 and September 30, 2010, respectively)	—	—	—
Common stock ($0.001 par value, 100,000,000 shares authorized, 2,381,000, 2,381,000 and 2,381,000 shares issued and outstanding, as of December 31, 2009, December 31, 2008 and September 30, 2010, respectively)	2	2	2
Additional paid-in-capital	4,401	4,401	4,401
Accumulated deficit	(29,104)	(21,803)	(35,194)
Total stockholders’ deficit	(24,701)	(17,400)	(30,791)
Total liabilities and stockholders’ deficit	$2,276	$2,548	$582

IN-THREE, INC.

STATEMENTS OF OPERATIONS
(In Thousands)

	For the Year Ended		For the Nine Months Ended
	December 31, 2009	December 31, 2008	September 30, 2010	September 30, 2009
			(unaudited)	(unaudited)
Revenue	$2,759	$52	$846	$2,756
Costs and expenses:
Cost of revenues	3,975	1,688	841	3,966
Depreciation and amortization expense	147	121	142	89
Compensation, payroll and related taxes	1,869	1,775	2,669	1,513
Other selling, general and administrative expenses	2,283	1,987	1,580	1,700
Total costs and expenses	8,274	5,571	5,232	7,268
Operating loss	(5,515)	(5,519)	(4,386)	(4,512)
Other income (expenses):
Interest income	2	7	3	1
Interest expense	(1,336)	(856)	(1,154)	(973)
Loss on disposal of fixed assets	(452)	(651)	(553)	(191)
Loss before income taxes	(7,301)	(7,019)	(6,090)	(5,675)
Provision for income taxes	—	—	—	—
Net loss	(7,301)	(7,019)	(6,090)	(5,675)
Beginning accumulated deficit	(21,803)	(14,784)	(29,104)	(21,803)
Ending accumulated deficit	$(29,104)	$(21,803)	$(35,194)	$(27,478)

IN-THREE, INC.

STATEMENTS OF STOCKHOLDER’S DEFICIT
(In Thousands)

	Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount		Shares	Amount
Balance, December 31, 2007	—		$—	2,381	$2	$4,314	$(14,784)	$(10,468)
Issue employee stock options	—		—	—	—	87	—	87
Net loss	—		—	—	—	—	(7,019)	(7,019)
Balance, December 31, 2008	—		—	2,381	2	4,401	(21,803)	(17,400)
Net loss	—		—	—	—	—	(7,301)	(7,301)
Balance, December 31, 2009	—		—	2,381	2	4,401	(29,104)	(24,701)
Net loss (unaudited)							(6,090)	(6,090)
Balance, September 30, 2010 (unaudited)		$		2,381	$2	$4,401	$(35,194)	$(30,791)

IN-THREE, INC.

STATEMENTS OF CASH FLOWS
(In Thousands)

	For the Year Ended		For the Nine Months Ended
	December 31, 2009	December 31, 2008	September 30, 2010	September 30, 2009
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(7,301)	$(7,019)	$(6,090)	$(5,675)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	—	87	—	—
Amortization of patent	15	15	14	12
Depreciation	132	106	129	77
Loss on disposal of fixed assets	452	651	553	191
Change in operating assets and liabilities:
Accounts receivable	253	(256)	—	(11)
Deferred cost on uncompleted contracts	(71)	(1,481)	1,552	974
Other current assets	(79)	—	79	(1)
Deposit	—	—	(4)	—
Accounts payable	(65)	(1,382)	151	(44)
Accrued liabilities	70	49	(78)	(17)
Deferred revenues on uncompleted contracts	247	513	1,940	(104)
Accrued contract loss	(511)	1,395	(884)	(511)
Accrued interest on notes payable	1,336	856	1,154	973
Accrued legal fees	—	1,385	—	—
Deferred rent	(99)	(125)	214	(137)
Net cash used in operating activities	(5,621)	(5,206)	(1,270)	(4,273)
Cash flows from investing activities:
Purchase of fixed assets	(667)	(827)	(632)	(331)
Purchase of patents	(8)	(19)	(22)	(5)
Net cash used in investing activities	(675)	(846)	(654)	(336)
Cash flows from financing activities:
Proceeds from borrowings from stockholder	—	2,136	—	—
Proceeds from borrowings on notes payable	6,000	4,251	1,949	4,600
Net cash provided by financing activities	6,000	6,387	1,949	4,600
Net (decrease) increase in cash and cash equivalents	(296)	335	25	(9)
Cash and cash equivalents at beginning of period	387	52	91	387
Cash and cash equivalents at end of period	$91	$387	$116	$378
SUPPLEMENTAL DISCLOSURES
Cash operating activities:
Interest paid	$—	$—	$—	$—
Income taxes paid	$2	$—	$—	$—

In-Three, Inc.

Notes to Financial Statements

1. Description of Business

In-Three, Inc., or the “Company”, is a privately held company incorporated in 1999 in the State of Nevada. The Company was organized to pioneer research and development in stereoscopic reconstruction of two dimensional images and has since developed numerous patents and a process called Dimensionalization® that makes it practical to convert two dimensional (2D) films into high quality three dimensional (3D) films.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of In-Three, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Significant estimates are made in relation to allowance for doubtful accounts, depreciation and amortization, deferred income taxes, and valuation of assets. Actual results could differ materially from those estimates.

Unaudited Interim Financial Statements

The accompanying interim balance sheet as of September 30, 2010, the statement of stockholders’ deficit for the nine months ended September 30, 2010 and the statements of operations and cash flows for the nine months ended September 30, 2010 and 2009 are unaudited and have been prepared on the same basis as the audited financial statements and, in the opinion of the Company’s management, reflect all adjustments consisting of normal recurring accruals considered necessary to present fairly the Company’s financial position as of September 30, 2010 and results of its operations and its cash flows for the nine months ended September 30, 2010 and 2009. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Revenue and Cost Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, price is fixed or determinable, collectability is reasonably assured and delivery has occurred or services have been rendered. Revenue from a sale of services provided is recognized when the converted 3D films are delivered to and accepted by the customer.

The Company follows the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements (SAB 104). Under SAB 104, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists; (ii) delivery has occurred or service has been rendered; (iii) the price is fixed or determinable; and (iv) collection is reasonably assured.

The Company derives revenues primarily from the fulfillment of its contractual obligations to convert and deliver 2D films into high quality 3D films. The Company’s most significant contracts are for theatrically released feature films that have predetermined release dates, and accordingly, the contract agreements with its customers contain a mandatory delivery date.

The Company records revenues on a completed contract basis in which contract revenues and related cost of revenues are deferred until the completion of all deliverables agreed in the contract and the customer accepts delivery of the final product. The Company believes completed contract method of revenue recognition is appropriate and consistent with the provisions of SAB 104 given that the Company: (a) has insufficient operating history to provide reliable historical data to estimate a reasonable estimated total cost at completion to support the use of other methods of revenue recognition; (b) and that separate unit of accounting for each delivered unit is not satisfied given that the functionality of the delivered unit is deemed dependent of the undelivered units. As of December 31, 2009 and 2008, the Company had $1.6 million and

In-Three, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies - (continued)

$1.5 million, respectively, of deferred costs on uncompleted contracts and $0.8 million and $0.5 million respectively, of deferred revenues on uncompleted contracts.

The full completion of the contract is the point in time when goods are delivered to and accepted by the customer. In the absence of actual delivery and acceptance documentation, full completion of the contract is determined to be the later of the mandatory delivery date stipulated in the original agreement or when cash is received for the last invoice associated with the project (e.g. completed change orders). Further, when a current contract has an indication of a loss, the Company records the entire loss on the contract in the period in which the loss becomes evident. As of December 31, 2009 and 2008, the Company accrued $0.9 million and $1.4 million respectively, as provisions for losses on any uncompleted contracts that indicated a loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and deposits in money market funds with original maturities of three months or less at the time of purchase and therefore approximate fair value. The Company places its cash and cash equivalents with quality financial institutions, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Allowance for Doubtful Accounts

The Company records its accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on management’s evaluation of the contracts involved and the financial condition of its customers. The factors the Company considers in its contract evaluations include, but are not limited to:

•	Customer type;
•	Historical contract performance;
•	Historical collection and delinquency trends;
•	Customer credit worthiness; and
•	General economic conditions.

The Company has not recorded any allowances for doubtful accounts during the year ended December 31, 2009 and 2008, or the nine months ended September 30, 2010 and 2009, respectively, because they are not deemed significant.

Property and Equipment

Property and equipment are stated at cost. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Certain costs related to the development or purchase of internal-use software are capitalized and amortized using the straight-line method over the estimated useful life of the software in accordance with ASC 350-40, Internal-Use Software. The following table presents the estimated useful lives by asset category:

Useful Lives
Computer equipment	3 Years
Computer software	3 Years

In-Three, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies - (continued)

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of a respective asset are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred.

Long-Lived Assets

Pursuant to ASC 360-10-35, Impairment or Disposal of Long-Lived Assets, the Company’s management reviews the carrying value of long-lived assets that are held and used in operations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon expected undiscounted future net cash flows from the operations to which the assets relate, utilizing management’s best estimate, appropriate assumptions, and projections at the time. If the carrying value is determined to be unrecoverable from future operating cash flows, the asset is deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair value of the asset. For the years ended December 31, 2009 and 2008, respectively, there were no long-lived assets deemed impaired. For the nine months ended September 30, 2010 and 2009, there were no long-lived assets deemed impaired.

Intangible Assets

Intangible assets are valued net of impairment and consist primarily of patents used in a process called Dimensionalization® that makes it practical to convert 2D films into high quality 3D films. The patents are amortized over the expected benefit periods of 20 years. As noted above, for the years ended December 31, 2009 and 2008, as well as for the nine months ended September 30, 2010 and 2009, respectively, there were no long-lived assets, including intangible assets, deemed impaired.

Stock Based Compensation

Stock-based compensation is measured at fair value of the option grants on the grant date and recognized ratably over the requisite service period in accordance with FASB ASC 718, Stock Compensation. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. This option pricing model involves subjective inputs and assumptions, including the estimated fair value and expected volatility of the Company’s common stock and the expected term of the option. The valuation of the Company’s common stock is based on a third-party valuation considering both an income and market-based approach. Material assumptions used in the valuation of common stock included the projected revenues and after-tax earnings of the Company, weighted average cost of capital percent, and enterprise multiples based on observed merger and acquisition revenue multiples of comparable companies and consideration of differences in size, liquidity, growth rates, profitability, and other factors. The expected volatility of the Company’s common stock is based on a weighted blend of historical volatility of comparable peer companies. The amount of compensation expense attributed to stock options awards is computed net of an estimate of forfeitures, which is updated periodically based on the Company’s actual forfeiture rates. The expected term of stock options is estimated using the “simplified” method under SAB No. 107, Share-Based Payment (“SAB 107”), as the Company does not have enough historical data to provide a reasonable estimate, as permitted by SAB No. 110, Share-Based Payment (“SAB 110”). The Company will continue to use the “simplified” method until it has enough historical data to provide a reasonable estimate of the expected term of its stock options in accordance with SAB 107 and SAB 110.

Income Taxes

As of January 1, 2009, the Company adopted the new accounting principles as required by ASC 740, Income Taxes as it relates to accounting for uncertainties in income taxes (“ASC Topic 740”). ASC Topic 740 clarifies the accounting for uncertain income tax positions recognized in a company’s financial statements. ASC Topic 740 also provides guidance on financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. Under ASC Topic 740, tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not

In-Three, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies - (continued)

that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. In the year of adoption, the cumulative effect of applying ASC Topic 740 is accounted for as a change in accounting principle via an adjustment to the beginning balance of retained earnings (accumulated deficit). There were no unrecognized tax benefits as of the date of adoption. As a result of the implementation of ASC Topic 740, the Company did not recognize an increase in the liability for unrecognized benefits.

The Company initially recognizes a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Prior to adopting ASC Topic 740, the Company estimated tax liabilities to the extent the tax uncertainties were probable and could be reasonably estimated.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest and penalties since its inception.

The Company files income tax returns in the US federal jurisdiction and various state jurisdictions. A tax return may be audited anytime within three years for Federal returns and four years for California returns from the later of the due date or the filing date. The open tax years on each of the returns subject to examination are for the years ended December 31, 2007 to 2009 for Federal returns and for the years ended December 31, 2006 to 2009 for California returns.

Subsequent Events

The Company considers subsequent events, or events and transactions occurring after the balance sheet date but before the consolidated financial statements are available to be issued to determine whether such subsequent events should be recorded or disclosed in the financial statements. Subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet date, including the estimates inherent in the process of preparing financial statements, are recorded in the financial statements, while those that provide evidence about conditions that did not exist at the date of the balance sheet date but arose subsequent are disclosed in the financial statements. The Company has considered all events through the financial statement issuance date and determined that the consolidated financial statements are complete with respect to recording and disclosure of subsequent events.

Recently Issued Accounting Standards

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (FAS 167), as codified into ASC Topic 810, Consolidation, Section 10-65 (“ASC Topic 810-10-65”). ASC Topic 810-10-65 amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities to (1) require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity (2) require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and (3) eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. ASC Topic 810-10-65 also redefines the primary beneficiary of a variable interest entity as the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to

In-Three, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies - (continued)

the variable interest entity. ASC Topic 810-10-65 is effective for the Company on January 1, 2010. The impact of adoption will depend on the nature and significance of any future transactions involving variable interest entities.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (FAS 168), as codified into ASC Topic 105, Generally Accepted Accounting Principles (“ASC Topic 105”). ASC Topic 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. ASC Topic 105 is effective for the Company on January 1, 2010. The adoption is not anticipated to have a material effect on the Company’s financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force, an Amendment of the FASB Accounting Standards Codification (ASU 2009-13), as codified into ASC Topic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC Topic 605-25”). ASC Topic 605-25 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. ASC Topic 605-25 is effective prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011. Early adoption is permitted, but if elected, is required to be applied retrospectively from the beginning of the fiscal year. The adoption is not anticipated to have a material effect on the Company’s financial position and results of operations.

3. Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31, 2009	December 31, 2008	September 30, 2010
			(Unaudited)
Computer equipment	$40	$35	$48
Computer software	195	59	195
	235	94	243
Less accumulated depreciation	(79)	(21)	(136)
	$156	$73	$107

Depreciation on property and equipment was $0.1 million and $0.1 million for the years ended December 31, 2009 and 2008, respectively. Depreciation on property and equipment for the nine months ended September 30, 2010 and 2009 was $0.1 million and $0.1 million, respectively. The Company also recorded losses in connection with the disposals of its property and equipment for obsolescence of $0.5 million and $0.7 million for the years ended December 31, 2009 and 2008, respectively. Losses in connection with the disposals of its property and equipment for obsolescence for the nine months ended September 30, 2010 and 2009 was $0.6 million and $0.2 million, respectively. These losses on disposal are included in other income (expenses) in the statement of operations.

In-Three, Inc.

Notes to Financial Statements

4. Intangible Assets, net

Intangible assets consist of the following as of December 31, 2009 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patent	$314	$(72)	$242
	$314	$(72)	$242

Intangible assets consist of the following as of December 31, 2008 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patent	$306	$(57)	$249
	$306	$(57)	$249

Intangible assets consist of the following as of September 30, 2010 (in thousands) (unaudited):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patent	$336	$(86)	$250
	$336	$(86)	$250

For the years ended December 31, 2009 and 2008, amortization expense was $15,487 and $14,813, respectively. For the nine months ended September 30, 2010 and 2009, amortization expense was $13,672 and $11,615, respectively.

As of December 31, 2009, estimated aggregate amortization expense for the next five years and beyond is as follows (in thousands):

Year ending December 31,	Amount
2010	$16
2011	16
2012	16
2013	16
2014	16
Thereafter	162
$242

5. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2009	December 31, 2008	As of September 30, 2010
			(Unaudited)
Payroll	$70	$69	$156
Personal time off	147	68	—
Other	17	27	—
	$234	$164	$156

In-Three, Inc.

Notes to Financial Statements

6. Notes Payable to Stockholder

Related party notes payable consists of the following (in thousands):

	December 31, 2009	December 31, 2008	September 30, 2010
			(Unaudited)
Secured stockholder convertible note (“Note I”), 9.75% interest, principal and interest payable beginning March 1, 2009, due upon demand	$10,140	$10,140	$10,140
Notes payable to stockholder	$10,140	$10,140	$10,140

Accrued interest in connection with Note I are $2.8 million and $1.8 million as of December 31, 2009 and 2008, respectively. Accrued interest in connection with Note I as of September 30, 2010 is $3.5 million.

The Company classified the full amount of its obligations under Note I as a current liability at December 31, 2009 and 2008 and at September 30, 2010. The basis to classify the full amount as a current liability was based on the lack of availability of certain executed agreements supporting the terms and conditions associated with Note I. Further, the Company failed to make its scheduled payment of principal and interest beginning March 1, 2009. As of December 31, 2009 and September 30, 2010 the Company had not cured its failure to pay the scheduled monthly principal and interest and was in default of Note I. Accordingly, the full amount of the obligations under Note I was classified as a current liability at December 31, 2009 and 2008 and at September 30, 2010.

Modification — Notes Payable to Stockholder

In 2008, the Company modified the terms of the notes payable with its stockholder outstanding at the time for $10.1 million. The specifics of the modification related to the interest rate, maturity date, and the addition of an embedded conversion option. The interest rate was modified to be fixed at 9.75% in lieu of the former interest rate basis of prime rate plus 1.5%. The maturity date was extended to five years from the modification execution date of August 1, 2008. Further, the note was modified by adding an embedded conversion feature in which the holder may at its sole discretion convert the loan into either shares of the Company’s common stock or its Series A Preferred Stock. The Company evaluated the modifications in the context of ASC 470-50 and concluded that these modifications meet the criteria for substantive modifications of debt which results in an extinguishment of the debt. There was no gain or loss realized on the extinguishment of this debt.

The embedded conversion option added to the modified note with the stockholder allows for Note I to be convertible into either shares of the Company’s common stock or shares of its preferred stock. The conversion ratio is computed by dividing the amount of principal and interest being converted by the per share fair market value of the Company’s common stock or preferred stock as of the date of the conversion. The Company evaluated the variable conversion feature under ASC 815-10-55 and concluded that the embedded option does not meet the definition of a derivative as the net settlement criteria are not met. Further, there is also no intrinsic value for the beneficial conversion feature since the conversion price shall equal the then per share fair market value of the common or preferred stock.

In-Three, Inc.

Notes to Financial Statements

7. Unsecured Notes Payable

Unsecured notes payable — Other consists of the following (in thousands):

	December 31, 2009	December 31, 2008	September 30, 2010
			(Unaudited)
Unsecured convertible note (“Note II”), interest rate of prime plus 1.5%, principal and interest payable beginning March 1, 2010, due on demand	$10,250	$4,250	$12,200
Unsecured notes payable	$10,250	$4,250	$12,200

As discussed in Note 12, Subsequent Events, the security collateral interest for Note II originally provisioned and agreed to by the Company was perfected and as such, Note II is characterized as a secured note from August 2010.

Accrued interest in connection with Note II are $0.4 million and $0.1 million as of December 31, 2009 and 2008, respectively. Accrued interest in connection with Note II as of September 30, 2010 is $0.8 million.

During 2008, the Company entered into and issued a convertible note for $4.3 million to a family member of the Company’s sole stockholder. The terms of the agreement were substantially the same as the terms included in the stockholder loans modification executed by the Company during 2008 (see Modification — Notes Payable, Related Party at Note 6, Notes Payable —  Related Party), except that the interest rate on the note was set at prime (as published in the Wall Street Journal) plus 1.5% and the monthly payment of principal and interest was scheduled to commence on March 1, 2010.

The maturity date of Note II is also five years from the date of execution similar to the secured stockholder convertible note discussed in Note 6. For reasoning consistent to that described in Note 6 regarding classification of the obligation amount under Note I, the Company classified Note II as a current liability as of December 31, 2009 and 2008 as certain executed agreements supporting the terms and conditions associated with Note II were not available.

Similar to the embedded conversion option discussed above in Note 6, the embedded conversion option in Note II allowed for Note II to be convertible into either shares of the Company’s common stock or shares of its preferred stock. The conversion ratio is computed by dividing the amount of principal and interest being converted by the per share fair market value of the Company’s common stock or preferred stock as of the date of the conversion. The Company evaluated the variable conversion feature under ASC 815-10-55 and concluded that the embedded option does not meet the definition of a derivative as the net settlement criteria are not met. Further, there is also no intrinsic value for the beneficial conversion feature since the conversion price shall equal the then per share fair market value of the common or preferred stock.

8. Commitments and Contingencies

Office Leases

The Company leases its office facility under an operating lease which expires in July 27, 2015. The lease contains a renewal option and requires payments for additional expenses such as taxes, maintenance, and utilities.

In-Three, Inc.

Notes to Financial Statements

8. Commitments and Contingencies - (continued)

Future minimum lease payments for the operating lease of more than one year are as follows (in thousands):

Year ending December 31,	Amount
2010	$709
2011	977
2012	1,019
2013	1,028
2014	962
Thereafter	608
$5,303

Rent expense was $1.0 million and $1.0 million during the years ended December 31, 2009 and 2008, respectively. Rent expense for the nine months ended September 30, 2010 and 2009 was $0.7 and $0.7, respectively.

Legal

From time to time, the Company is subject to various legal proceedings that arise from the normal course of business activities.

In the opinion of management, the Company is not party to any pending litigation that is likely to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Management of the Company is not aware of any significant legal or governmental proceedings against or contemplated to be brought against the Company.

Preferred Stock and Common Stock

At December 31, 2009 and 2008 and at September 30, 2010, the Company has 100,000,000 shares of $0.001 par value preferred stock authorized. As of December 31, 2009 and 2008, and at September 30, 2010, there were no shares of preferred stocks outstanding.

At December 31, 2009 and 2008 and at September 30, 2010, the Company has authorized 100,000,000 shares $0.001 par value of common stock. As of December 31, 2009 and 2008, and at September 30, 2010, 2,381,000 shares were outstanding. The holders of common stock are entitled to one vote per share.

As of December 31, 2009 and at September 30, 2010, an aggregate of 269,530 shares of common stock are reserved for future issuances and 87,620 shares upon exercise of stock options under the 2007 Stock Award Plan.

Stock Award Plan

As of December 31, 2009 and 2008 and as of September 30, 2010, the Company has one share-based compensation plan, which is described below. Total compensation expense associated with stock awards under the plan was $nil million and $0.1 for the years ended December 31, 2009 and 2008, respectively. The Company did not grant any stock awards during the year ended December 31, 2009 or the nine months ended September 30, 2010.

2007 Stock Award Plan

The 2007 Stock Award Plan (the “Stock Plan”) permits grants of incentive stock options and non-statutory stock options to employees, including executive officers, and directors for up to 357,150 shares of common stock. Options granted under the Stock Plan generally expire 10 years after grant and vest 100% immediately upon grant.

In-Three, Inc.

Notes to Financial Statements

8. Commitments and Contingencies - (continued)

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions in the table below. Expected volatilities are based on historical volatility of publicly-traded comparables in the industry. The expected term is estimated via application of the simplified method set forth in SEC Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the weighted average assumptions used to estimate the fair values of the stock options granted:

2008
Expected volatility	80%
Expected dividends	—
Expected term (years)	5.0
Risk-free interest rate	2.9%

There were no grants of options during the year ended December 31, 2009 or the nine months ended September 30, 2010. A summary of the Company’s stock option activity under the Stock Plan as of December 31, 2009 and 2008, and changes during the years then ended is presented below:

	December 31, 2009		December 31, 2008
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Options outstanding, beginning of year	228,575	$2.66	178,575	$2.66
Grants	—		50,000	2.66
Exercises	—		—
Cancellations/forfeitures	(140,955)	2.66	—
Options outstanding, end of year	87,620	$2.66	228,575	$2.66
Options exercisable at end of year	87,620	$2.66	228,575	$2.66
Options available for future grant	269,530		128,575

A summary of the Company’s stock option activity under the Stock Plan as of September 30, 2010 and changes during the nine months then ended is presented below:

	September 30, 2010
	Number of Options	(Unaudited) Weighted-Average Exercise Price
Options outstanding, beginning of year	87,620	$2.66
Grants	—
Exercises	—
Cancellations/forfeitures	—
Options outstanding, end of year	87,620	$2.66
Options exercisable at end of year	87,620	$2.66
Options available for future grant	269,530

There were no options granted during the year ended December 31, 2009. The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was $1.74. During the years ended December 31, 2009 and 2008, the Company recognized $nil million and $0.1 of stock compensation cost arising from option grants under the Stock Plan.

In-Three, Inc.

Notes to Financial Statements

9. Income Taxes

The components of the income tax (benefit) provision for the years ended December 31, 2009 and 2008 were as follows (in thousands):

	For the Year Ended		For the Nine Months Ended
	December 31, 2009	December 31, 2008	September 30, 2010	September 30, 2009
			(Unaudited)	(Unaudited)
Current	$—	$—	$—	$—
Federal	—	—	—	—
State	—	—	—	—
	—	—	—	—
Deferred	—	—	—	—
Federal	—	—	—	—
State	—	—	—	—
	—	—	—	—
Income tax provision	$—	$—	$—	$—

A reconciliation of the expected income tax benefit (provision) computed using the federal statutory income tax rate of 34% to the Company’s effective income tax rate is as follows (in thousands):

	For the Year Ended		For the Nine Months Ended
	December 31, 2009	December 31, 2008	September 30, 2010	September 30, 2009
			(Unaudited)	(Unaudited)
Income tax benefit based on federal statutory rate	$(2,482)	$(2,386)	$(2,071)	$(1,930)
State income tax benefit, net of federal tax	(487)	(464)	(405)	(375)
Change in deferred tax valuation allowance	2,907	2,863	2,500	2,235
Other, net	62	(13)	(24)	70
Income tax expense	$—	$—	$—	$—

In-Three, Inc.

Notes to Financial Statements

9. Income Taxes - (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 and September 30, 2010 are presented below (in thousands):

	As of
	December 31, 2009	December 31, 2008	September 30, 2010
			(Unaudited)
Deferred tax assets:
Domestic net operating loss carryforwards	$8,993	$6,571	$9,731
Accrual to cash	999	1,135	709
Accrued interest	1,288	756	1,747
Federal and state tax credit	667	511	785
Capitalized costs	273	273	273
Deferred revenue	303	204	1,076
Deferred rent	—	20	65
Stock-based compensation	61	160	61
Total gross deferred tax assets	12,584	9,630	14,447
Less valuation allowance on deferred tax assets	(11,947)	(9,040)	(14,447)
Net deferred tax assets	637	590	—
Deferred tax liabilities:
Deferred rent	(20)	—	—
Deferred costs	(617)	(590)	—
Total deferred tax liabilities	(637)	(590)	—
Net deferred taxes	$—	$—	$—

Deferred income taxes result from temporary differences between income tax and financial reporting computed at the effective income tax rate. The Company has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets. At such time it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

The Company files U.S. federal and California income tax returns. Our major tax jurisdictions are U.S. federal and the State of California and are subject to tax examinations for the open years from 2002 through 2009.

As of December 31, 2009, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $22.6 million and $22.7 million, respectively. As of September 30, 2010, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $24.4 million and $24.6 million, respectively. Such carryforwards may be used to reduce taxable income, if any, in future years subject to limitations of Sec 382 of the Internal Revenue Code for federal income and California tax purposes. The Company believes an ownership change may have occurred, as defined by Sections 382 and 383 of the Internal Revenue Code (IRC), which could result in the forfeiture of a significant portion of its net operating loss and credit carryforwards. The Company is not using any tax attributes in the current year, but will analyze whether a change occurred and the related impact on its gross deferred tax assets, if needed. As the Company’s analysis is not complete, the impact to its gross deferred tax assets is uncertain. If not utilized, the federal net operating loss and tax credit carry-forwards will expire beginning in 2022. If not utilized, the state net operating loss carry-forward will expire beginning in 2012.

In-Three, Inc.

Notes to Financial Statements

10. Fair Value Measurements

Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities. The carrying amount of the Company’s notes payables approximate fair value based on the current rates offered to the Company for debt of the same remaining maturities.

As of December 31, 2009, there were no other financial assets and liabilities subject to fair value measurement on a recurring basis under FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”).

Non-Financial Assets and Liabilities

As of December 31, 2009, the Company has not applied all of the provisions of ASC Topic 820 to the following nonfinancial assets and liabilities acquired and recorded prior to 2009 that would otherwise be subject to fair value measurement on a non-recurring basis due to the election of the partial deferral allowed for under FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2) (in thousands):

	Fair Value Measurements at December 31, 2009
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Patents	$242	$—	$—	$242
	$242	$—	$—	$242

	Fair Value Measurements at December 31, 2008
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Patents	$249	$—	$—	$249
	$249	$—	$—	$249

	Fair Value Measurements at September 30, 2010 (Unaudited)
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Patents	$250	$—	$—	$250
	$250	$—	$—	$250

11. Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash in banks are in excess of the FDIC insurance limit. The Company’s primary customers are film production customers in the entertainment business. Consequently, the Company’s accounts receivable are concentrated within that sector. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible amounts.

At December 31, 2009, the Company had receivables from customer A of 100%. At December 31, 2008, the Company had receivables from customer B of 100%. At September 30, 2010, the Company had receivable from customer B of 100%.

In-Three, Inc.

Notes to Financial Statements

12. Subsequent Events

Perfection of Unsecured Notes Payable

As discussed in Note 7, Unsecured Notes Payable, Note II entered into and executed with a family member of the Company’s sole stockholder was classified as an unsecured current liability as of December 31, 2009 and 2008. On August 2010, the security collateral interest originally provisioned and agreed to by the Company was perfected, and as such, Note II is characterized as a secured note from August 2010.

As further discussed in Note 7, Unsecured Notes Payable, the Company was obliged to commence its monthly payment of principal and interest on Note II beginning March 1, 2010. The Company had not cured its failure to pay the scheduled monthly principal and interest and is presently in default resulting in Note II becoming due and payable on demand.

Sales of assets

On November 22, 2010, the Company entered into and executed an agreement to sell substantially all of its assets for a consideration of 423,287 shares of common stock of the purchasing company, and future earn-out royalties. The Company shall receive earn-outs during a defined earn-out period based on a declining percentage of certain revenues received by the purchasing company. Substantially all of the Company’s employees were terminated by the Company following the closing of the sale of the assets. However, a majority of these terminated employees were hired by the Company that purchased the assets. In addition, the Company sold fixed assets to the acquirer for $0.9 million in cash.

Lease abandonment

Subsequent to the consummation of the Company’s asset sales on November 22, 2010 and its year ended December 31, 2010, the Company defaulted on its office lease obligations for its office facility and has since abandoned the facility. The remaining undiscounted rent obligation on the lease since the date of its abandonment to lease maturity is approximately $4.6 million (see Note 8 for future minimum lease payment disclosure table that shows the minimum lease rent by each fiscal year subsequent to December 31, 2009). The Company is unaware of any significant developments on this matter since it vacated the office facility and is presently unable to indicate with any reasonable certainty the ultimate resolution of this matter. As of December 31, 2009, no accrued contingent liability amount has been recorded for the Company’s abandonment of the subject lease. The subsequent event of abandoning the lease is deemed to consist of those events that provide evidence with respect to conditions that did not exist at the date of the balance sheet as of December 31, 2009 but arose subsequent to that date. These events should not result in adjustment of the financial statements and accordingly, no adjustment has been made as of December 31, 2009.

Demand for refund

On August 2010, a law firm representing an unrelated entity contacted the Company and made a demand for a refund of $2.7 million the unrelated entity had previously paid the Company. The payment of $2.7 million was made to the Company in consideration for the Company providing the entity with business and operational assistance in imaging processes, and access to and licensing of certain of Company’s technologies. The Company rejected the demand for this refund as it believes the demand is completely without merit and is considering several courses of action to defend it position. Neither the unrelated entity nor the Company have yet taken any legal action to date so the Company is not presently a party to any pending or threatened litigation that could have a material adverse effect on the Company’s business, operating results, financial condition or cash flows. Given the significance of the amount and uncertainty of the outcome, the Company deferred revenue recognition of this amount and recorded the proceeds received as deferred revenues at September 30, 2010.

            Shares

Common Stock

Prospectus

           , 2011

Sole Book-Running Manager	Joint Lead Manager
Barclays Capital	Janney Montgomery Scott

Until            , 2011 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution(1)

The following is a list of the estimated expenses to be incurred by us in connection with the registration of the shares of common stock registered hereunder (not including the underwriters’ discounts and commissions and the non-accountable expense allowance payable to the underwriters):

Securities and Exchange Commission registration fee		$13,352
New York Stock Exchange listing fee	$	*
FINRA filing fee	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Accountants’ fees and expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

(1)	Estimated except for SEC registration fee, New York Stock Exchange listing fee and FINRA filing fee.
*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

The Registrant’s officers and directors are and will be indemnified under Florida law, their employment agreements and our amended and restated articles of incorporation and amended and restated bylaws as currently in effect and as in effect upon the completion of the offering described in the prospectus contained herein (the “Offering”).

The Florida Business Corporation Act, under which the Registrant is organized, permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Upon completion of the Offering, the Registrant’s amended and restated bylaws will provide that the Registrant shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Business Corporation Act.

In addition to the foregoing, the underwriting agreement to be entered into between the Registrant and the underwriters will contain certain provisions by which the underwriters will agree to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Act”), each director of the Registrant and each officer of the Registrant who signs the Registration Statement with respect to information furnished in writing by or on behalf of the underwriters for use in the Registration Statement.

The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding securities sold or issued by the Registrant without registration under the Act since January 7, 2009, the date that the Registrant was formed:

Sale and issuance of common stock

On January 7, 2009, the Registrant issued 12,226,107 shares of its common stock to its founders, for nominal consideration.

From August 2010 through January 2011, the Registrant sold 185,108 shares of its common stock to accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Act) at a purchase price of $6.00 per share, for total proceeds of $1.1 million. During the same period, the Registrant exchanged 86,663 shares of its common stock for 86,663 shares of common shares in Digital Domain.

In November 2010, the Registrant issued 423,287 shares of its common stock in connection with the acquisition of assets from a private company.

In December 2010, the Registrant issued 100,000 shares of its common stock to a former director of its subsidiary, Digital Domain, in exchange for 83,333 shares of common stock of Digital Domain held by that individual.

During 2011, the Registrant sold 2,025,001 shares of its common stock to accredited investors satisfying the definition of “Qualified Institutional Buyers” (as defined in Rule 144A promulgated under the Act) at a purchase price of $9.63 per share, for total proceeds of $19.5 million. For each two shares purchased, these investors also received a warrant to purchase one share of the Registrant’s common stock, or an aggregate of 1,012,502 warrants, with an exercise price of $9.63 per share. Each such investor will also receive an additional number of shares of common stock in the event that the Registrant does not complete an initial public offering before December 31, 2011.

Each of the above-described transactions was exempt from the registration requirements of the Act pursuant to Section 4(2) thereof or Regulation D or Rule 701 promulgated thereunder, as transactions not involving a public offering or involving the issuance of securities in certain compensatory circumstances. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates representing the securities contain an appropriate legend stating that such securities have not been registered under the Act and may not be offered or sold other than pursuant to an effective registration statement under the Act or an applicable exemption from the registration requirements thereof.

Sale and issuance of common stock equivalents

In September and October 2009, the Registrant entered into a $14.0 million secured promissory note agreement with a commercial lender. In connection with this loan, the Registrant granted the commercial lender an option to purchase 2,157,549 shares of the Registrant’s common stock with an exercise price of $10.00. The option is exercisable beginning November 1, 2009 and expires November 1, 2014.

In February 2010, the Registrant issued, to two third-party potential lenders and business partners, warrants to purchase an aggregate of 283,012 shares of its common stock, with an exercise price of $10.00 each.

In September 2010, the Registrant granted its Chief Executive Officer a warrant to purchase 839,105 shares of its common stock pursuant to its 2010 Stock Plan, in exchange for guaranteeing the Registrant’s payment obligations under certain notes payable. During 2011, this individual exercised 839,105 warrants at an exercise price of $0.01 per share.

In September 2010, the Registrant borrowed $7.0 million from a private equity investor in the form of a secured convertible promissory note, convertible into 2,081,284 shares of the Registrant’s common stock calculated as of the date of the prospectus contained herein. In addition, the private equity investor was granted warrants to purchase 3,324,766 of the Registrant’s Series A Preferred Stock, calculated as of the date of the prospectus contained herein, which are convertible into shares of the Registrant’s common stock at a ratio of 1:1. These warrants have an exercise price of $0.01 per share.

In November 2010, the Registrant borrowed $8.7 million from private equity investors in the form of secured convertible promissory notes, convertible into 2,653,722 shares of the Registrant’s common stock calculated as of the date of the prospectus contained herein. In addition, the private equity investors were granted warrants to purchase shares of the Registrant’s Series A Preferred Stock that are exercisable into 3,189,765 shares of Common Stock, calculated as of the date of the prospectus contained herein. These warrants have an exercise price of $0.01 per share.

In December 2010, and April 2011, the Registrant borrowed $4.2 million from a private equity investor in the form of a junior secured promissory note, convertible into 654,050 shares of the Registrant’s common shares calculated as of the date of the prospectus contained herein. In addition, the private equity investor was granted warrants to purchase 1,090,083 shares of the Registrant’s Series A Preferred Stock, calculated as of the date of the prospectus contained herein, which are convertible into shares of the Registrant’s common stock at a ratio of 1:1. These warrants have an exercise price of $0.01 per share.

In December 2010, the Registrant issued warrants to its commercial lender to purchase 375,000 shares of the Registrant’s common stock with an exercise price of $10.00.

In February and March 2011, the Registrant issued options to purchase 202,500 shares of its common stock at an exercise price of $8.03 per share, to a placement agent in connection with a private placement of common shares.

Since January 7, 2009, the Registrant has issued to certain employees and consultants options and warrants to purchase an aggregate of 3,474,657 shares of its common stock at a weighted average exercise price of $3.65.

Each of the above-described transactions was exempt from the registration requirements of the Act pursuant to Section 4(2) thereof or Regulation D or Rule 701 promulgated thereunder, as transactions not involving a public offering or involving the issuance of securities in certain compensatory circumstances. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates representing the securities contain an appropriate legend stating that such securities have not been registered under the Act and may not be offered or sold other than pursuant to an effective registration statement under the Act or an applicable exemption from the registration requirements thereof.

Item 16. Exhibits

(a) Exhibits.

The following exhibits are filed as part of this Registration Statement on Form S-1 or, as indicated, will be filed by amendment:

Exhibit Number	Description of Document
1.1*	Underwriting Agreement
3.1*	Amended and Restated Articles of incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Form of Certificate of the Registrant’s common stock
5.1*	Opinion of Sullivan & Triggs, LLP
10.1	2006 General Common Stock Equity Plan of Digital Domain
10.2	2010 Stock Plan of the Registrant
10.3*	Form of Indemnification Agreement for directors and officers
10.4	Grant Fund Agreement, dated as of June 30, 2009, between the State of Florida, Executive Office of the Governor’s Office of Tourism, Trade and Economic Development and the Registrant
10.5	Trust Agreement, dated as of September 16, 2009, among the Registrant, the State of Florida, Office of Tourism, Trade and Economic Development, and the State Board of Administration of Florida, as Trustee
10.6	Grant Agreement, dated as of November 25, 2009, between the City of Port St. Lucie and the Registrant
10.7	First Amendment to Grant Agreement, dated as of February 22, 2010, between the City of Port St. Lucie and the Registrant
10.8	Amended and Restated Capital Lease Agreement, dated as of April 8, 2010, between the City of Port St. Lucie and the Registrant
10.9	Development Agreement, dated as of November 1, 2010, between West Palm Beach Community Redevelopment Agency and the Registrant
10.10	Grant Agreement, dated as of November 1, 2010, between West Palm Beach Community Redevelopment Agency and the Registrant
10.11	Village Center Lease Agreement, dated as of December 10, 2009, between Tradition Village Center, LLC and the Registrant
10.12	Lease Agreement, dated as of June 10, 2010, between District Board of Trustees of Indian River State College and the Registrant
10.13	Lease Agreement, dated as of November 23, 2010, between Liberty Healthcare Group, Inc. and the Registrant
10.14	Second License and Service Provisions Addendum, dated December 15, 2008, between CRG West 900 Alameda L.L.C and Digital Domain Productions, Inc.
10.15	Commercial Lease, dated as of July 12, 1993, between The Richlar Partnership and Digital Domain Productions, Inc.
10.16	Sublease, dated as of December 31, 2010, by and between Google, Inc. and Digital Domain Productions, Inc.
10.17	Sublease, dated as of December 19, 2009, between Rainmaker Entertainment, Inc. and Digital Domain Productions (Vancouver), Ltd.
10.18	Lease Assignment and Assumption, dated as of October 1, 2010, between Gribble Entertainment, Inc. and Digital Domain Productions, Inc.
10.19	Amended and Restated Convertible Note and Warrant Purchase Agreement, dated as of November 24, 2010, between the Registrant and PBC Digital Holdings, LLC
10.20	Second Amended and Restated Loan Agreement, dated as of November 24, 2010, among the Registrant, PBC Digital Holdings, LLC, PBC MGPEF DDH, LLC, and Lydian Private Bank
10.21	Increased Replacement Promissory Note, dated March 31, 2010, between the Registrant, as Borrower, and Lydian Private Bank, as Lender

Exhibit Number	Description of Document
10.22	Stock Option Agreement, dated as of September 30, 2009, between the Registrant and Lydian Private Bank
10.23	Shareholder’s Agreement, dated as of March 2010, among the Registrant, John C. Textor and Jonathan Teaford
10.24	Amended and Restated Convertible Secured Promissory Note and Option Agreement, dated as of November 24, 2010, between the Registrant and PBC Digital Holdings, LLC
10.25	Convertible Note and Warrant Purchase Agreement, dated as of December 30, 2010, between PBC Digital Holdings II, LLC and the Registrant
10.26	Junior Convertible Promissory Note and Option Agreement, dated December 30, 2010, between the Registrant and PBC Digital Holdings II, LLC
10.27	Form of Warrant to purchase shares of Series A Preferred Stock issued by the Registrant to private equity investors
10.28	Form of Warrant to purchase shares of Common Stock issued by the Registrant to private equity investor
10.29	Affiliation Agreement, dated April 15, 2011, between The Florida State University Board of Trustees and the Registrant.
10.30	Consulting Agreement, dated as of June 1, 2010, between Digital Domain and the Registrant
10.31	Trademark License Agreement, dated of as June 1, 2010, between Digital Domain Productions, Inc. and the Registrant
10.32	Promissory Note, dated as of November 24, 2010, between Digital Domain, as Borrower, and the Registrant, as Lender
10.33	Agreement for Purchase and Sale, dated April 23, 2010, between Tradition Outlet, LLC and DDH Land Holdings, LLC
10.34	Asset Purchase Agreement, dated November 22, 2010, among DD3D, Inc., the Registrant, In-Three, Inc., and certain selling shareholders of In-Three, Inc.
10.35	Form of Stock Purchase Agreement between the Registrant and certain private investors used in 2011 private placement
10.36	Form of Warrant issued by the Registrant to certain private investors in connection with the 2011 private placement
10.37	Employment Agreement, dated July 27, 2009, between the Registrant and Jonathan Teaford
10.38	Employment Agreement, dated July 27, 2009, between the Registrant and John C. Textor
10.39	Amended and Restated Investor’s Rights Agreement, dated as of November 24, 2010, among the Registrant, PBC Digital Holdings, LLC and PBC MGPEF DDH, LLC
21.1**	List of Subsidiaries of the Registrant
23.1	Consent of SingerLewak LLP, independent registered public accounting firm (regarding the Registrant)
23.2	Consent of SingerLewak LLP, independent registered public accounting firm (regarding In-Three, Inc.)
23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.4*	Consent of Sullivan & Triggs, LLP (included in Exhibit 5.1)
99.1**	Consent of Jeffrey Lunsford
99.2**	Indemnification Agreement, dated May 12, 2011, between the Registrant and Veronis Suhler Stevenson LLC

*	To be filed by amendment.
**	Filed previously.

(b) Financial Statement Schedules

Not applicable.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Port St. Lucie, State of Florida, on June 30, 2011.

Digital Domain Media Group, Inc.
By: /s/ John C. Textor Name: John C. Textor Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John C. Textor John C. Textor	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	June 30, 2011
/s/ Jonathan Teaford Jonathan Teaford	Chief Financial Officer (Principal Financial and Accounting Officer) and Director	June 30, 2011

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1*	Underwriting Agreement
3.1*	Amended and Restated Articles of incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Form of Certificate of the Registrant’s common stock
5.1*	Opinion of Sullivan & Triggs, LLP
10.1	2006 General Common Stock Equity Plan of Digital Domain
10.2	2010 Stock Plan of the Registrant
10.3*	Form of Indemnification Agreement for directors and officers
10.4	Grant Fund Agreement, dated as of June 30, 2009, between the State of Florida, Executive Office of the Governor’s Office of Tourism, Trade and Economic Development and the Registrant
10.5	Trust Agreement, dated as of September 16, 2009, among the Registrant, the State of Florida, Office of Tourism, Trade and Economic Development, and the State Board of Administration of Florida, as Trustee
10.6	Grant Agreement, dated as of November 25, 2009, between the City of Port St. Lucie and the Registrant
10.7	First Amendment to Grant Agreement, dated as of February 22, 2010, between the City of Port St. Lucie and the Registrant
10.8	Amended and Restated Capital Lease Agreement, dated as of April 8, 2010, between the City of Port St. Lucie and the Registrant
10.9	Development Agreement, dated as of November 1, 2010, between West Palm Beach Community Redevelopment Agency and the Registrant
10.10	Grant Agreement, dated as of November 1, 2010, between West Palm Beach Community Redevelopment Agency and the Registrant
10.11	Village Center Lease Agreement, dated as of December 10, 2009, between Tradition Village Center, LLC and the Registrant
10.12	Lease Agreement, dated as of June 10, 2010, between District Board of Trustees of Indian River State College and the Registrant
10.13	Lease Agreement, dated as of November 23, 2010, between Liberty Healthcare Group, Inc. and the Registrant
10.14	Second License and Service Provisions Addendum, dated December 15, 2008, between CRG West 900 Alameda L.L.C and Digital Domain Productions, Inc.
10.15	Commercial Lease, dated as of July 12, 1993, between The Richlar Partnership and Digital Domain Productions, Inc.
10.16	Sublease, dated as of December 31, 2010, by and between Google, Inc. and Digital Domain Productions, Inc.
10.17	Sublease, dated as of December 19, 2009, between Rainmaker Entertainment, Inc. and Digital Domain Productions (Vancouver), Ltd.
10.18	Lease Assignment and Assumption, dated as of October 1, 2010, between Gribble Entertainment, Inc. and Digitial Domain Productions, Inc.
10.19	Amended and Restated Convertible Note and Warrant Purchase Agreement, dated as of November 24, 2010, between the Registrant and PBC Digital Holdings, LLC
10.20	Second Amended and Restated Loan Agreement, dated as of November 24, 2010, among the Registrant, PBC Digital Holdings, LLC, PBC MGPEF DDH, LLC, and Lydian Private Bank
10.21	Increased Replacement Promissory Note, dated March 31, 2010, between the Registrant, as Borrower, and Lydian Private Bank, as Lender
10.22	Stock Option Agreement, dated as of September 30, 2009, between the Registrant and Lydian Private Bank

Exhibit Number	Description of Document
10.23	Shareholder’s Agreement, dated as of March 2010, among the Registrant, John C. Textor and Jonathan Teaford
10.24	Amended and Restated Convertible Secured Promissory Note and Option Agreement, dated as of November 24, 2010, between the Registrant and PBC Digital Holdings, LLC
10.25	Convertible Note and Warrant Purchase Agreement, dated as of December 30, 2010, between PBC Digital Holdings II, LLC and the Registrant
10.26	Junior Convertible Promissory Note and Option Agreement, dated December 30, 2010, between the Registrant and PBC Digital Holdings II, LLC
10.27	Form of Warrant to purchase shares of Series A Preferred Stock issued by the Registrant to private equity investors
10.28	Form of Warrant to purchase shares of Common Stock issued by the Registrant to private equity investor
10.29	Affiliation Agreement, dated April 15, 2011, between The Florida State University Board of Trustees and the Registrant.
10.30	Consulting Agreement, dated as of June 1, 2010, between Digital Domain and the Registrant
10.31	Trademark License Agreement, dated of as June 1, 2010, between Digital Domain Productions, Inc. and the Registrant
10.32	Promissory Note, dated as of November 24, 2010, between Digital Domain, as Borrower, and the Registrant, as Lender
10.33	Agreement for Purchase and Sale, dated April 23, 2010, between Tradition Outlet, LLC and DDH Land Holdings, LLC
10.34	Asset Purchase Agreement, dated November 22, 2010, among DD3D, Inc., the Registrant, In-Three, Inc., and certain selling shareholders of In-Three, Inc.
10.35	Form of Stock Purchase Agreement between the Registrant and certain private investors used in 2011 private placement
10.36	Form of Warrant issued by the Registrant to certain private investors in connection with the 2011 private placement
10.37	Employment Agreement, dated July 27, 2009, between the Registrant and Jonathan Teaford
10.38	Employment Agreement, dated July 27, 2009, between the Registrant and John C. Textor
10.39	Amended and Restated Investor’s Rights Agreement, dated as of November 24, 2010, among the Registrant, PBC Digital Holdings, LLC and PBC MGPEF DDH, LLC
21.1**	List of Subsidiaries of the Registrant
23.1	Consent of SingerLewak LLP, independent registered public accounting firm (regarding the Registrant)
23.2	Consent of SingerLewak LLP, independent registered public accounting firm (regarding In-Three, Inc.)
23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.4*	Consent of Sullivan & Triggs, LLP (included in Exhibit 5.1)
99.1**	Consent of Jeffrey Lunsford
99.2**	Indemnification Agreement, dated May 12, 2011, between the Registrant and Veronis Suhler Stevenson LLC

*	To be filed by amendment.
**	Filed previously.